File No. 333-153703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4/A
PRE-EFFECTIVE AMENDMENT NO. 2
to
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
EZCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5900 (Primary Standard Industrial Classification Code Number)	74-2540145 (I.R.S. Employer Identification Number)
1901 CAPITAL PARKWAY
AUSTIN, TEXAS 78746
(512) 314-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Connie Kondik, Esq.	Copies to:
General Counsel EZCORP, Inc. 1901 Capital Parkway Austin, Texas 78746 Telephone: (512) 314-3400 Facsimile: (512) 314-3463	Lee Polson, Esq. Strasburger & Price, LLP 600 Congress Avenue, Suite 1600 Austin, Texas 78701 Telephone: (512) 499-3600 Facsimile: (512) 536-5719
(Name, address, including zip code, and telephone
number, including area code, of agent for service)
Approximate dates of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.
If the securities being registered on this Form are being offered in connection with the information of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. EZCORP may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This proxy statement/prospectus is not an offer to sell these securities and EZCORP is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2008
VALUE FINANCIAL SERVICES, INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
Date:                     , 2008
Time: 5:00 p.m.
Place: The Memphis Hilton
            939 Ridge Lake Boulevard
            Memphis, TN 38120
Dear Shareholders:
     The board of directors of Value Financial Services, Inc., a Florida corporation (“VFS”), has called this special meeting of shareholders for the following purposes:
1.	To approve: (i) the articles of amendment to the amended and restated articles of incorporation of VFS to amend the effective time of a mandatory conversion of series A-1 participating stock, series A-2 participating stock and series B participating stock to occur upon approval of such mandatory conversion with no requirement of prior written notice, subject to approval and completion of the merger; and (ii) the conversion of all participating stock into common stock, subject to approval and completion of the merger (upon completion of the merger, all accrued and unpaid dividends due to the holders of the series A-2 participating stock will be paid in full).

2.	To approve the merger agreement by and between VFS, EZCORP, Inc., a Delaware corporation (“EZCORP”) and Value Merger Sub, Inc., a Florida corporation (“Merger Sub”) pursuant to which Merger Sub will merge with and into VFS. In the merger, VFS ‘s shareholders will receive 0.75 shares of EZCORP’s Class A Non-voting Common Stock (the “EZCORP Shares”) for each share of VFS’s common stock. EZCORP will also pay a limited amount of additional consideration to VFS shareholders who sell their EZCORP Shares in the open stock market within 125 days after closing of the merger at prices either above or below $14.67 per share. Further, EZCORP will pay cash of $11.00 per share for up to 20% of the outstanding VFS common stock, on an as converted basis, to VFS shareholders who elect to receive cash instead of EZCORP Shares.

3.	To transact any other business that may properly come before the special meeting.
Appraisal Rights
     VFS has determined that you are entitled to assert appraisal rights under Chapter 607 of the Florida Statutes. In accordance with Florida law, a copy of Sections 607.1301-607.1333 of the Florida Statutes, regarding your entitlement to assert appraisal rights, is attached as Exhibit D to the accompanying proxy statement/prospectus.
Record Date
     If you were a shareholder of record as of September 16, 2008, you are entitled to notice of and to vote on matters to which you are entitled at the special meeting. A list of VFS’s shareholders entitled to vote at the meeting will be available during business hours at our offices, 1063 Maitland Commons Boulevard, Suite 200, Maitland, Florida 32751 for examination by any shareholder for any purpose germane to the meeting.
By Order of the Board of Directors,
/s/ John D. Thedford
John D. Thedford
Chairman of the Board, Chief Executive Officer and President
                     __, 2008

i

ii

Exhibits
A The Merger Agreement
B Articles of Amendment to the Amended and Restated Articles of Incorporation of VFS
C Fairness Opinion of Stephens, Inc.
D Selected Provisions of the Florida Business Corporation Act (Appraisal Rights)
E The Voting Agreement
F Proxy Ballot
EX-8.1
EX-23.1
EX-23.2
EX-23.3

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER
The following questions and answers are intended to address some commonly asked questions regarding the special meeting, the merger, the merger agreement, the amendment and the conversion. These questions and answers may not address all questions that may be important to you as a shareholder of Value Financial Services, Inc. (“VFS”). Please refer to the more detailed information contained elsewhere in this proxy statement/prospectus, the exhibits to this proxy statement/prospectus and the documents referred to in and delivered with this proxy statement/prospectus.
Q: WHAT AM I BEING ASKED TO VOTE ON?
A: Holders of outstanding VFS shares are being asked to vote on the following proposals:
1.	To approve: (i) the amendment; and (ii) the conversion, both of which are subject to approval of the merger and the merger agreement and completion of the merger (upon completion of the merger, all accrued and unpaid dividends due to the holders of the series A-2 participating stock will be paid in full);

2.	To approve the merger agreement and the merger; and

3.	To transact any other business that may properly come before the special meeting.
Q: WHAT IS THE DATE, TIME AND PLACE OF THE SPECIAL MEETING?
A: The special meeting of shareholders of VFS will be held at the Memphis Hilton located at 939 Ridge Lake Boulevard, Memphis, TN 38120, on                     , 2008, at 5:00 p.m., local time.
Q: WHO IS SOLICITING MY PROXY?
A: This proxy is being solicited by the board of directors of VFS.
Q: WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER?
A: Subject to the discussion under Material United States Federal Income Tax Consequences of the Merger, page 86, the exchange of VFS shares for cash, or for EZCORP Shares and rights under the deficiency guaranty and premium reserve, pursuant to the merger will constitute a taxable transaction. United States holders of VFS shares will recognize gain or loss equal to the difference between (1) any cash received, or the sum of the fair market value of the EZCORP Shares received (measured as of the closing date of the merger) and any payments with respect to deficiency guaranty or premium reserve rights, and (2) the VFS shareholder’s tax basis in the VFS shares surrendered in the merger. See The Merger — Material United States Federal Income Tax Consequences of the Merger, page 86.
Q: WHAT IF I DON’T AGREE WITH VFS’S DETERMINATION OF THE FAIR VALUE OF MY SHARES?
A: Under Florida law, you are entitled to assert your appraisal rights with respect to your shares and demand payment of your estimate of the fair value of your shares, as determined immediately prior to completion of the merger. A court of competent jurisdiction would then make a determination of the fair value of your shares, and VFS would pay you that amount, in cash. In order to perfect your appraisal rights, you must not vote any of your shares in favor of the merger or the merger agreement, and you must fully comply with the provisions in Sections 607.1301-607.1333 of the Florida Statutes, which are summarized in The Merger Agreement – Appraisal Rights, page 82, and the full text of which is set forth in Exhibit D attached to this proxy statement/prospectus.

Q: DO I HAVE APPRAISAL RIGHTS?
A: Yes. As a holder of VFS common stock, you are entitled to appraisal rights under the Florida Business Corporation Act in connection with the merger if you meet certain conditions and follow certain required procedures.   See “The Merger—Appraisal Rights” beginning on page 83 of this proxy statement/prospectus.
Q: WHAT IF THE AMENDMENT OR CONVERSION IS APPROVED AND THE MERGER IS NOT?
A: Neither the amendment nor the conversion will become effective unless the merger agreement and the merger are approved and the merger is completed.
Q: WHAT IS THE EFFECT OF THE AMENDMENT?
A: Currently, if holders of any series of VFS participating stock vote to convert their shares into common stock, the conversion will not become effective until ten days’ notice has been delivered to each affected holder. The amendment removes the ten day notice requirement, such that the conversion will occur upon approval of the conversion as described herein.
Q: WILL I BE PAID ANY OF THE UNPAID DIVIDENDS OWED TO ME?
A: It depends on the class of stock you hold as of the record date. The only shareholders entitled to dividends are the holders of VFS series A-2 participating stock. Such holders will be paid all of their accrued and unpaid dividends upon completion of the merger. As of June 30, 2008, the accrued, unpaid dividends on the series A-2 participating stock totaled approximately $2.5 million. We estimate the accrued dividends on the series A-2 participating stock will equal approximately $3.9 million upon completion of the merger and is approximately $3.4 million as of the date of this proxy statement/prospectus.

Q: HOW DOES THE VFS BOARD OF DIRECTORS RECOMMEND THAT I VOTE?
A: The VFS board of directors recommends that you should vote “FOR” each of the proposals.
Q: HAVE ANY VFS SHAREHOLDERS ALREADY COMMITTED TO VOTE FOR THE PROPOSALS?
A: Yes, three members of the VFS board of directors have agreed to vote their shares in favor of the merger. See The Voting Agreement, page 85.
Q: WHO IS ENTITLED TO VOTE AT THE SPECIAL MEETING?
A: Only shareholders of record as of the close of business on September 16, 2008, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting. If you hold shares of VFS series A-1 participating stock or VFS series B participating stock, you will have one vote at the special meeting for each share you owned at the close of business on the record date with respect to the merger. If you hold shares of VFS series A-2 participating stock, you will have 4.43 votes at the special meeting for each share you owned at the close of business on the record date with respect to the merger. With respect to the amendment and the conversion, each share of each class of VFS participating stock is entitled to one vote within their respective class.
Q: WHAT DO I NEED TO DO NOW? HOW DO I VOTE?
A: We urge you to read this proxy statement/prospectus, including its exhibits, carefully, and to consider how the conversion, the amendment, the merger agreement and the merger affect you. If you are a shareholder of record, then you can ensure that your shares are voted at the special meeting by submitting your proxy.
Q: HOW ARE VOTES COUNTED?
A: For any proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstentions will not count as votes cast on a proposal, but will count for the purpose of determining whether a quorum is present. As a result, if you “ABSTAIN,” it has the same effect as if you vote “AGAINST” the applicable proposal.
If you sign and return your proxy and do not indicate how you want to vote, your proxy will be voted “FOR” each of the proposals, and in accordance with the judgment of the person(s) named as attorneys in the proxy on any other matters properly brought before the meeting for a vote.
Q: MAY I VOTE IN PERSON?
A: Yes. You may attend the special meeting and vote your shares in person. We urge you to sign, date and return the enclosed proxy card or to vote as soon as possible, even if you plan to attend the special meeting, as it is important that your shares be represented and voted at the special meeting. If you attend the special meeting, you may vote in person as you wish, even though you have previously returned your proxy card. See Q: May I change my vote after I have mailed my signed proxy card?, below.
Q: WHEN SHOULD I SEND IN MY PROXY CARD?
A: You should send in your proxy card as soon as possible so that your shares will be voted at the special meeting.
Q: MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?
A: Yes. You may change your vote at any time before the shares reflected on your proxy card are voted at the special meeting. If your shares are registered in your name, you can do this in one of three ways: (1) you can deliver to VFS a written notice stating that you would like to revoke your proxy; the written notice should bear a date later than the proxy card; (2) you can complete, execute and deliver to VFS a new, later-dated proxy card for the same shares, provided the new proxy card is received before the polls close at the special meeting; or (3) you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. Any written notice of revocation should be delivered to VFS’ corporate secretary at or before the taking of the vote at the special meeting.
Q: SHOULD I SEND IN MY STOCK CERTIFICATE(S) NOW?
A: No. After the merger is completed, you will receive written instructions, including a letter of transmittal, for exchanging your shares for the applicable merger consideration.
Q: WHEN DO THE PARTIES EXPECT THE MERGER TO BE COMPLETED?
A: The parties expect to complete the merger immediately after shareholder approval of the conversion, the amendment, the merger and the merger agreement. It should be noted that if the merger has not been consummated by December 31, 2008, any of the parties to the merger agreement may terminate the merger agreement.
Q: WHEN WILL I RECEIVE THE CONSIDERATION FOR MY SHARES?
A: After the merger is completed, you will receive written instructions, including a letter of transmittal, that explain how to exchange your shares for the applicable consideration. When you properly complete and return the required documentation described in the written instructions, you will promptly receive from the paying agent a payment of the cash portion of the consideration for your shares.
Q: WHO CAN HELP ANSWER MY OTHER QUESTIONS?
A: If you have any questions please call John Thedford at (407) 339-0064 or VFS’s legal counsel, Jeffery Bahnsen, Esq., at (561) 955-7600.

PROXY STATEMENT/PROSPECTUS
SUMMARY
     The following is a summary of the information contained elsewhere in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents to which it refers. In particular, you should read the Exhibits attached to this proxy statement/prospectus, including the merger agreement which is attached as Exhibit A and is incorporated by reference into this proxy statement/prospectus. In addition, EZCORP incorporates by reference into this proxy statement/prospectus important business and financial information about EZCORP. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled Where You Can Find More Information, page 122.
The Companies
EZCORP, Inc.
1901 Capital Parkway
Austin, TX 78746
(512) 314-3400
http://www.ezcorp.com
     EZCORP is primarily a lender or provider of credit services to individuals who do not have cash resources or access to credit to meet their short-term cash needs. In 294 U.S. EZPAWN and 30 Mexico Empeño Fácil locations open on June 30, 2008, EZCORP offers non-recourse loans collateralized by tangible personal property, commonly known as pawn loans. At these locations, EZCORP also sells merchandise, primarily collateral forfeited from its pawn lending operations, to consumers looking for good value. In 461 EZMONEY locations and 71 EZPAWN locations open on June 30, 2008, EZCORP offers short-term non-collateralized loans, often referred to as payday loans, or fee based credit services to customers seeking loans.
Value Financial Services, Inc.
1063 Maitland Center Commons Blvd.
Suite 200
Maitland, FL 32751
www.valuepawnandjewelry.com
     VFS operates 60 stores in Florida, making it the second largest pawn lender in the state, based on information provided by the National Pawnbrokers Association. VFS also operates seven stores in Georgia and Tennessee, each of which has characteristics that VFS believes are generally favorable to the provision of pawn loans.
Value Merger Sub, Inc.
1901 Capital Parkway
Austin, TX 78746
(512) 314-3400

     Merger Sub is a wholly-owned subsidiary of EZCORP that was incorporated in Florida on June 5, 2008. Merger Sub does not engage in any operations and exists solely to facilitate the merger.
Structure of the Merger (See Page 91)
     Under the terms of the proposed merger, Merger Sub will be merged with and into VFS. The separate corporate existence of Merger Sub will cease, and VFS will continue as the surviving corporation and will become a wholly-owned subsidiary of EZCORP upon completion of the merger. The merger agreement dated September 16, 2008, by and among EZCORP, VFS and Merger Sub is attached as Exhibit A to this proxy statement/prospectus.
     The completion of the merger is scheduled to take place immediately after the approval of the (1) amendment of VFS’s articles of incorporation to amend the effective time of a mandatory conversion of certain participating stock to occur upon approval of such mandatory conversion with no requirement of prior written notice, (2) conversion of all shares of VFS participating stock into VFS common stock, and (3) merger agreement and the merger by a majority of the VFS shareholders and when each of the other conditions of the merger agreement have been satisfied or waived. It should be noted that if the merger has not been consummated by December 31, 2008, any of the parties to the merger agreement may terminate the merger agreement.
Merger Consideration (See Page 91)
     VFS shareholders will be entitled to receive, upon the effectiveness of the merger and at such shareholder’s election, either (1) 0.75 shares of EZCORP Class A Non-voting Common Stock (the “EZCORP Shares”), rounded up to the nearest whole EZCORP Share, or (2) $11.00 cash for each share of VFS common stock owned by such shareholder at the effective time of the merger. The cash consideration is limited to 20% or less of the issued and outstanding VFS common stock, assuming for all purposes the exercise or conversion into common stock of all their outstanding capital stock other than common stock and exercise of all options, warrants or other conversion rights or rights to acquire VFS’s common stock (the “VFS Common Stock”), and will be prorated if more VFS shareholders than the maximum decide to elect to receive the cash consideration.
     The components of the merger consideration were developed by EZCORP to satisfy the following concerns of EZCORP and VFS, and the needs of VFS shareholders as EZCORP perceived them:

•	EZCORP desired, to the extent acceptable to VFS shareholders, to issue EZCORP Shares as consideration in the merger.

•	EZCORP realized that if it issued stock instead of cash as consideration, the time involved to complete the merger would be longer because of the necessity for SEC registration to issue the stock.

•	EZCORP believed that use of EZCORP stock as consideration would be acceptable to more VFS shareholders if EZCORP provided some sort of price protection against market swings in the EZCORP stock price.

•	EZCORP wanted to offer an incentive for taking EZCORP stock which would also improve the price per share and thereby discourage competing offers, or at least make EZCORP’s offer look more attractive to the VFS shareholders.

•	EZCORP believed that several of the smaller VFS shareholders wanted cash and not stock.
     These considerations led EZCORP to offer a limited option to receive either EZCORP stock or cash in the merger and also to offer the deficiency guaranty and premium reserve described below. If you sell your EZCORP Shares in open market sales on NASDAQ within 125 days after closing of the merger, you may be entitled to additional payments described in the next section.
Value of Merger Consideration – the Deficiency Guaranty and the Premium Reserve (See Page 91)
Deficiency Guaranty
     EZCORP has agreed to provide VFS shareholders some price protections if they sell their EZCORP Shares received in the merger within 125 days after the closing of the merger. Pursuant to such guaranty, EZCORP will pay a selling shareholder the difference between $14.67 per share and the gross price per share the selling shareholder actually receives, if less than $14.67 per share, up to a maximum of $4.01 per share.
     If you sell your EZCORP Shares at $14.67 per share, you will receive the equivalent of $11.00 per share of VFS Common Stock ($14.67 x 0.75 EZCORP Shares = $11.00 per VFS share). If you sell your EZCORP Shares at less than $10.66 per share within 125 days after the closing of the merger, the total amount of consideration, including the deficiency guaranty, will be less than $11.00 per share of VFS Common Stock, because the deficiency guaranty will not make up the entire difference between the sale price of your EZCORP Shares and the $11.00 cash per share merger consideration. Two examples of the deficiency guaranty are set forth below:

	Deficiency	Total Amount	Equivalent
Sales Price of	Guaranty	Received for	Value per
EZCORP Share	Amount	EZCORP Share	VFS Share
$12.00	$2.67	$14.67	$11.00
$10.00	$4.01	$14.01	$10.51
     In the second example above, the equivalent price per VFS share (when multiplied by the 0.75 exchange rate of EZCORP Shares per each share of VFS Common Stock) equals less than the $11.00 agreed value of VFS shares for purposes of the merger.
     If and to the extent that a VFS shareholder does not sell their EZCORP Shares within 125 days after the closing of the merger, they will not be entitled to any deficiency guaranty payment.
Premium Reserve
     In addition to the deficiency guaranty, EZCORP has agreed to provide VFS shareholders who decide to sell their EZCORP Shares within 125 days after the closing of the merger a premium for sales of their EZCORP Shares for more than $14.67 per share. For VFS shareholders who sell their EZCORP Shares for more than $14.67 per share and, after a five day waiting period to facilitate share distribution, within the (1) first 35 day period from the date of the closing of the merger, EZCORP will pay $1.33 per share, (2) second 30 day period from the date of the closing of the merger, $1.00 per share, (3) third 30 day period from the date of the closing of the merger, $0.67 per share, and (4) fourth 30 day period from the date of the closing of the merger, $0.33 per share.
For example, a VFS shareholder who sells his stock for $15.00 per share within 125 days after the closing of the merger would receive the following: in the following cases

Days		Premium	Total Amount	Equivalent
After	Sales Price of	Reserve	Received for	Value per
Closing	EZCORP Share	Amount	EZCORP Share	VFS Share
20	$15.00	$1.33	$16.33	$12.25
45	$15.00	$1.00	$16.00	$12.00
90	$15.00	$0.67	$15.67	$11.75
120	$15.00	$0.33	$15.33	$11.50
     If and to the extent that a VFS shareholder does not sell their EZCORP Shares within 125 days after the closing of the merger, or sell the shares for less than $14.67 per share, they will not be entitled to any premium reserve payment.
EZCORP will promptly pay the full amount of any premium reserve payments that become due. The maximum amount EZCORP will be required to pay is $6,646,527, if all VFS shareholders elect to receive EZCORP Shares, and all of these shares are sold for more than $14.67 per share within 35 days after closing.
Comparative Market Prices and Share Information
     EZCORP Class A Non-voting Common Stock is quoted on the NASDAQ Global Select Market under the symbol “EZPW.” VFS, as a private company, does not have publicly traded stock. EZCORP offered to pay $11.00 per share as merger consideration. The following table shows the closing sale price of EZCORP Class A Non-voting Common Stock as reported on the NASDAQ Global Select Market on September 16, 2008, the last trading day before we announced the merger, and on [ ], 2008, the last practicable trading day before distribution of this document. This table also shows the implied value of the EZCORP Shares to be used as merger consideration for each share of VFS common stock, which we calculated by multiplying the closing price of EZCORP Shares on those dates by the exchange ratio of 0.75. This implied value excludes the effect of any deficiency guaranty or premium reserve payment, as described above, as we cannot predict whether VFS shareholders will sell their EZCORP Shares during the period covered by the deficiency guarantee and premium reserve or the price at which VFS shareholders would sell their EZCORP Shares.

	EZCORP Class A			Implied Value of
	Non-voting			One Share of VFS
	Common Stock	VFS Common Stock		Common Stock
At September 16, 2008	$16.35		$11.00	$12.2625
At [ ], 2008	$ [ ]	$	[ ]	$ [ ]
The market price of EZCORP Class A Non-voting Common Stock will fluctuate prior to the merger. VFS shareholders are urged to obtain current market quotations for EZCORP’s shares prior to making any decision with respect to the merger.
The EZCORP Shares are Non-Voting (See Page 99)
     The EZCORP Shares to be issued in the merger do not have voting rights. Only the Series B Voting Common Stock of EZCORP has the right to vote on any matter not required by the Delaware General Corporation Law to be voted upon separately by each class of equity securities. As such, VFS shareholders who receive EZCORP Shares in the merger will not have the right to vote for the election of directors or for other matters generally requiring a vote of common stockholders of a corporation. See Comparison of the Rights and Privileges of the VFS Common Stock and the EZCORP Shares, page 99.
Conditions to Closing the Merger (See Page 93)
     The respective obligations of EZCORP, VFS and Merger Sub to complete the merger are subject to the satisfaction of a number of conditions.
Termination (See Page 95)
     The merger agreement may be terminated by EZCORP, VFS or Merger Sub under certain circumstances at any time prior to the completion of the merger, whether before or after adoption of the merger agreement by VFS shareholders.
Termination Fee (See Page 96)
     A termination fee of $5 million may be payable by VFS to EZCORP upon the termination of the merger agreement under certain circumstances, including the failure of the VFS shareholders to approve the merger.
Non-Solicitation Agreement (See Page 96)
     VFS has agreed that it will not solicit or encourage, directly or indirectly, any proposal or offer or engage in any negotiations with respect to any Acquisition Proposal, as such term is defined in the merger agreement. VFS has also agreed that it will immediately cease and cause to be terminated any existing negotiations with any third parties with respect to any Acquisition Proposal.

     VFS has agreed to promptly notify EZCORP if it receives any other acquisition proposals or acquisition inquiries and the material terms thereof.
Recommendation of the VFS Board of Directors to its Shareholders (See Pages 56 and 66)
     The VFS board of directors has unanimously determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, VFS and its shareholders, and unanimously approved the merger and the merger agreement. The VFS board of directors unanimously recommends that the VFS shareholders vote “FOR” each of the proposals. See Reasons for the Merger, page 66. You should read this section.
Risk Factors (See Page 21)
     VFS shareholders should carefully consider the risk factors listed in this proxy statement/prospectus in evaluating whether to vote in favor of the proposal to adopt the merger agreement.
Opinion of VFS’s Financial Advisor (See Page 69)
     VFS’s financial advisor, Stephens, Inc., (“Stephens”), delivered its opinion to the board of directors of VFS to the effect that, as of September 10, 2008, and based upon and subject to the various considerations described in its written opinion, the consideration to be received by the holders of VFS common stock pursuant to the merger agreement was fair, from a financial point of view, to the holders of such common stock.
     The full text of the written opinion of Stephens, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Stephens in rendering its opinion, is attached as Exhibit C to this proxy statement/prospectus. VFS shareholders are urged to, and should, read the opinion carefully and in its entirety. Stephens provided its opinion for the use and benefit of the board of directors of VFS in connection with its consideration of the merger. The Stephens opinion addresses only the fairness, from a financial point of view, of the consideration to be received by the VFS shareholders as of September 10, 2008, the date of the Stephens opinion. Although the merger agreement was revised to provide each shareholder with the right to select the category of merger consideration to be received (e.g., cash or stock), the VFS board did not request Stephens to provide an updated fairness opinion because Stephens had only opined as to the fairness, from a financial point of view, of the merger consideration of $11.00 per share and not as to the category of consideration to be received. Accordingly, because the merger consideration of $11.00 per share remained the same and Stephens had already opined as to its fairness, from a financial point of view, the VFS board did not believe that an updated fairness opinion would have provided it with any new or meaningful information. The Stephens opinion does not address the merits of the underlying decision by VFS to engage in the merger and does not constitute a recommendation as to how any holder of VFS Common Stock should vote on the proposed merger or any other matter.
Vote Required by VFS Shareholders (See Page 54)
     The affirmative vote of a majority of the shares of each class of VFS stock, voting separately as a class, is required to approve the amendment and the conversion. The affirmative vote of a majority of the shares of the series A-1 and B participating stock voting together as a class and the series A-2 participating stock voting separately as a class is required to approve the merger and merger agreement.
     As of the record date for the special meeting, VFS’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote an aggregate of approximately 57% of the outstanding series A-1, 8% of the outstanding series A-2 and 42% of the outstanding series B participating stock.
     Pursuant to a voting agreement entered into by and among EZCORP, Merger Sub and three VFS directors who are shareholders of VFS, these VFS shareholders have agreed to vote their shares of VFS Common Stock in favor of adoption of the merger agreement. As of the record date for the VFS special meeting, VFS shareholders who are a party to the Voting Agreement collectively owned an aggregate of approximately 47% of the outstanding series A-1, 8% of the outstanding series A-2 and 37% of the outstanding series B participating stock.
Interests of Certain VFS Officers and Directors in the Merger (See Page 86)
     When considering the recommendation by the VFS board of directors, you should be aware that John Thedford, the Chairman of the board, CEO and President of VFS, has interests in the merger that are different from, or in addition to, those of other VFS shareholders. Mr. Thedford will be released from his current employment obligations to VFS upon consummation of the merger. Mr. Thedford will then become an employee of Texas EZPAWN, L.P., a subsidiary of EZCORP and his title will be President of EZPAWN Worldwide. Mr. Thedford will be entitled to the following as the President of EZPAWN Worldwide:
(1) A base salary of $524,000 per year, with consideration for yearly merit increases, which are not guaranteed;
(2) An unguaranteed annual bonus whereby Mr. Thedford may not earn any bonus or he may earn up to 150% of his base salary;
(3) Consideration for (no guaranty) stock compensation based on performance; and
(4) Severance payment equal to one year’s salary if terminated without cause.
     In comparison, Mr. Thedford, under his current employment agreement with VFS, is entitled to a base salary of $425,000 per year and is eligible to earn a yearly bonus of 100% of his base salary. Mr. Thedford is not, however, eligible to receive any performance based equity compensation under his current employment agreement with VFS.
EZCORP Will List the EZCORP Shares on NASDAQ (See Page 82)
     EZCORP has agreed to use its reasonable best efforts to cause the EZCORP Shares to be issued to VFS shareholders pursuant to the merger agreement to be authorized for listing on the NASDAQ Global Select Market, subject to notice of issuance. The listing of the shares on the NASDAQ Global Select Market (subject to notice of issuance) is a condition to VFS’s obligation to complete the merger.

Accounting Treatment of the Merger (See Page 82)
     The merger will be accounted for as a purchase transaction for EZCORP, as the acquirer, for financial reporting purposes under U.S. generally accepted accounting principles.
EZCORP’s Credit Facility (See Page 98)
     EZCORP has secured an amendment to its existing credit facility with a banking syndicate led by Wells Fargo Bank, N.A., as agent and issuing bank. This amendment to EZCORP’s credit facility will provide for, among other things, (1) an $80 million revolving credit facility that EZCORP may request to be increased to $110 million, and (2) a $40 million term loan.
     The credit facility amendments and related loan documents have been placed in escrow pending the earlier of (1) the closing of the merger or (2) December 31, 2008.
SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA OF EZCORP
     The tables below present summary selected consolidated financial data of EZCORP prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The following selected financial data should be read in conjunction with EZCORP’s consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information in EZCORP’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 as filed with the SEC on December 14, 2007, which is incorporated by reference into this proxy statement/prospectus. See Where You Can Find More Information, page 122.
The consolidated statement of operations data set forth below for the nine months ended June 30, 2008 and June 30, 2007 and the consolidated balance sheet data as of June 30, 2008 and June 30, 2007, are derived from, and are qualified by reference to the unaudited condensed consolidated financial statements of EZCORP and the related notes thereto that are incorporated by reference into this proxy statement/prospectus. The consolidated statement of operations data set forth below for the fiscal year ended September 30, 2007, September 30, 2006 and September 30, 2005, and the consolidated balance sheet data as of September 30, 2007 and September 30, 2006, are derived from, and qualified by reference to, the audited financial statements of EZCORP and the related notes thereto that are incorporated by reference into this proxy statement/prospectus. The consolidated statement of operations data for the fiscal year ended September 30, 2004 and September 30, 2003, and the consolidated balance sheet data as of September 30, 2005, September 30, 2004 and September 30, 2003, are derived from audited financial statements not included in, or incorporated by reference into, this proxy statement/prospectus.

Selected Financial Data – EZCORP

	Fiscal Years Ended September 30,
	2003	2004	2005	2006	2007
	(Amounts in thousands, except per share and store figures)
Operating Data:
Sales	$134,591	$143,472	$148,410	$177,424	$192,987
Pawn service charges	58,175	59,090	62,274	65,325	73,551
Signature loan fees	12,538	23,874	42,200	71,840	104,347
Other	1,045	1,361	1,275	1,263	1,330

Total revenues	206,349	227,797	254,159	315,852	372,215
Cost of goods sold	86,100	88,202	90,678	106,873	118,007

Net revenues	120,249	139,595	163,481	208,979	254,208
Store operating expenses	81,822	87,898	97,079	111,738	128,602
Signature loan bad debt	3,551	8,067	13,000	17,897	28,508
Corporate administrative expenses	17,008	21,845	23,067	27,749	31,749
Depreciation and amortization	8,775	7,512	8,104	8,610	9,812
Interest expense (income), net	2,006	1,528	1,275	(79)	(1,373)
Equity in net income of unconsolidated affiliate	(1,412)	(1,739)	(2,173)	(2,433)	(2,945)
(Gain) loss on sale of assets	170	3	79	(7)	(72)
Impairment of investment	1,100	—	—	—	—

Income before income taxes and cumulative effect of adopting a new accounting principle	7,229	14,481	23,050	45,504	59,927
Income tax expense (benefit)	(1,170)	5,358	8,298	16,245	22,053

Income before cumulative effect of adopting a new accounting principle	8,399	9,123	14,752	29,259	37,874
Cumulative effect of adopting a new accounting principle, net of tax	(8,037)	—	—	—	—

Net income	$362	$9,123	$14,752	$29,259	$37,874

Earnings per common share, diluted	$0.01	$0.23	$0.36	$0.69	$0.88

Cash dividends per common share	$—	$—	$—	$—	$—

Weighted average common shares and share equivalents, diluted	37,656	39,366	40,722	42,264	43,230

Stores operated at end of period	284	405	514	614	731

	September 30,
	2003	2004	2005	2006	2007
	(in thousands)
Balance Sheet Data:
Pawn loans	$47,955	$49,078	$52,864	$50,304	$60,742
Payday loans	3,630	7,292	1,634	2,443	4,814
Inventory	29,755	30,636	30,293	35,616	37,942
Working capital	90,885	93,062	92,954	117,539	124,871
Total assets	153,690	164,322	165,448	197,858	251,186
Long-term debt	31,000	25,000	7,000	—	—
Stockholders’ equity	105,478	116,729	133,543	170,140	215,925
Book value per share	$2.88	$3.15	$3.46	$4.20	$5.23

	Nine Months Ended June 30,
	2007	2008
	(Amounts in thousands, except per share and store figures)
Operating Data:
Sales	$141,688	$170,472
Pawn service charges	51,496	67,384
Signature loan fees	74,132	94,917
Other	1,007	1,228

Total revenues	268,323	334,001
Cost of goods sold	85,618	101,732

Net revenues	182,705	232,269
Store operating expenses	94,087	113,185
Signature loan bad debt	19,086	24,847
Corporate administrative expenses	23,528	29,541
Depreciation and amortization	7,194	9,027
Interest expense (income), net	(1,285)	(131)
Equity in net income of unconsolidated affiliate	(2,185)	(3,162)
(Gain) loss on sale of assets	(131)	527
Other	—	11

Income before income taxes	42,411	58,424
Income tax expense	15,692	22,026

Net income	$26,719	$36,398

Earnings per common share, diluted	$0.62	$0.84

Cash dividends per common share	$—	$—

Weighted average common shares and share equivalents, diluted	43,393	43,269

Stores operated at end of period	688	785

	June 30,
	2007	2008
	(in thousands)
Balance Sheet Data:
Pawn loans	$58,053	$68,022
Payday loans	4,514	6,598
Inventory	33,641	39,444
Working capital	129,223	147,732
Total assets	231,364	285,999
Long-term debt	—	—
Stockholders’ equity	203,586	256,716
Book value per share	$4.93	$6.19

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA OF VFS
     The tables below present summary selected consolidated financial data of VFS prepared in accordance with U.S. generally accepted accounting principles, or GAAP. You should read the information set forth below in conjunction with the selected consolidated financial data, the audited consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.
     The summary selected consolidated operating data for the six months ended June 30, 2008 and June 30, 2007, and the summary selected consolidated balance sheet data as of June 30, 2008 are derived from the unaudited consolidated financial statements of VFS and the related notes thereto that are contained elsewhere in this proxy statement/prospectus. The summary selected consolidated operating data for the fiscal years ended December 31, 2007, 2006 and 2005 and the summary selected consolidated balance sheet data as of December 31, 2007, 2006 and 2005 are derived from the audited consolidated financial statements of VFS and the related notes thereto that are contained elsewhere in this proxy statement/prospectus. The summary selected consolidated balance sheet data as of June 30, 2007 are derived from the unaudited consolidated financial statements of VFS not contained in this proxy statement/prospectus but that were prepared on the same basis as those contained elsewhere in this proxy statement/prospectus. The summary selected consolidated statement of income data for the fiscal years ended December 31, 2004 and 2003 and the summary selected balance sheet data as of December 31, 2004 and 2003 are derived from the audited consolidated financial statements of VFS not contained in this proxy statement/prospectus but that were prepared on the same basis as those contained elsewhere in this proxy statement/prospectus.

Selected Financial Data – VFS

	Fiscal Years Ended December 31,
	2003	2004	2005	2006	2007
	(Amounts in thousands, except per share and store figures)
Operating Data:
Sales	$34,299	$39,802	$47,378	$62,348	$76,514
Pawn service charges	17,361	18,611	20,786	24,090	28,394
Other	943	1,150	1,085	1,376	1,566

Total revenues	52,603	59,563	69,249	87,814	106,474
Cost of goods sold	22,883	25,120	29,289	39,339	47,834

Net revenues	29,720	34,443	39,960	48,475	58,640
Store operating expenses (excluding depreciation)	19,240	20,879	23,822	28,865	34,265
Corporate administrative expenses	4,623	5,211	6,499	7,815	21,234
Depreciation	1,557	1,406	1,435	1,674	1,816
Interest expense (income), net	1,516	1,264	1,297	1,135	2,544
Loss on sale of assets	—	162	60	108	248

Income (loss) before income taxes	2,784	5,521	6,847	8,878	(1,467)
Income tax expense (benefit)	(1,434)	(12,354)	2,593	3,448	(486)

Net income (loss)	$4,218	$17,875	$4,254	$5,430	$(981)

Earnings per common share, basic*	n/a	n/a	n/a	n/a	n/a
Earnings (loss) per common share, diluted	$0.68	$2.90	$0.69	$0.88	$(0.15)

Cash dividends per common share **	n/a	n/a	n/a	n/a	n/a
Cumulative participating stock dividends	$2,975	$3,570	$4,112	$4,792	$3,834

Weighted average common shares and share equivalents, basic*	n/a	n/a	n/a	n/a	n/a
Weighted average common shares and share equivalents, diluted	6,161	6,161	6,161	6,161	6,413

	December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Balance Sheet Data:
Cash	$771	$727	$1,646	$760	$795
Total assets	37,192	47,628	51,663	51,849	57,175
Total debt	23,200	16,483	17,517	11,711	31,188
Total shareholders’ equity	9,455	27,330	30,832	36,260	18,582
Book value per share	$1.75	$5.06	$5.71	$6.71	$3.16

*	For all periods presented, VFS had no outstanding common stock. Therefore, the calculation of the weighted average number of common shares outstanding, basic and earnings (loss) per common share, basic is not applicable.

**	For all periods presented, VFS had no outstanding common stock. Therefore, the calculation of cash dividends declared per common share is not applicable. However, on April 3, 2007, VFS’s board of directors declared a cash dividend totaling approximately $21.4 million to the holders of the 1,516,590 shares of Series A-2 participating stock outstanding, representing accumulated unaccrued dividends for the period from August 2001 through June 2007.

	Six Months Ended June 30,
	2007	2008
	(Amounts in thousands, except per share and store figures)
Operating Data:
Sales	$33,376	$42,249
Pawn service charges	13,660	15,370
Other	718	712

Total revenues	47,754	58,331
Cost of goods sold	20,701	25,335

Net revenues	27,053	32,996
Store operating expenses (excluding depreciation)	16,536	19,732
Corporate administrative expenses	13,130	5,767
Depreciation	847	973
Interest expense (income), net	432	1,000
Loss on sale of assets	117	10

Income (loss) before income taxes	(4,009)	5,514
Income tax expense (benefit)	(1,557)	2,188

Net income (loss)	$(2,452)	$3,326

Earnings (loss) per common share, basic*	n/a	n/a
Earnings (loss) per common share, diluted	$(0.40)	$0.50

Cash dividends per common share **	n/a	n/a
Cumulative participating stock dividends	$2,612	$1,256

Weighted average common shares and share equivalents, basic*	n/a	n/a
Weighted average common shares and share equivalents, diluted	6,176	6,646

	June 30,
	2007	2008
	(in thousands)
Balance Sheet Data:
Cash	$3,082	$762
Total assets	60,728	57,665
Total debt	37,344	29,700
Total shareholders’ equity	17,214	21,907
Book value per share	$2.92	$3.72

*	For all periods presented, VFS had no outstanding common stock. Therefore, the calculation of the weighted average number of common shares outstanding, basic and earnings (loss) per common share, basic is not applicable.

**	For all periods presented, VFS had no outstanding common stock. Therefore, the calculation of cash dividends declared per common share is not applicable. However, on April 3, 2007, VFS’s board of directors declared a cash dividend totaling approximately $21.4 million to the holders of the 1,516,590 shares of Series A-2 participating stock outstanding, representing accumulated unaccrued dividends for the period from August 2001 through June 2007.

SUMMARY SELECTED UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL DATA
     The following table presents summary unaudited pro forma condensed combined financial data which reflects the merger. The summary unaudited pro forma condensed combined financial data are derived from and should be read in conjunction with the unaudited pro forma condensed combined financial statements and related notes thereto included in this proxy statement/prospectus. See Unaudited Pro Forma Financial Statements, page 106, and Unaudited Pro Forma Financial Statements — Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 112.

		Nine Months	Nine Months
	Year Ended	Ended	Ended
	September 30, 2007	June 30, 2007	June 30, 2008
	(Amounts in thousands, except per share and store figures)
Operating Data:
Sales	$265,014	$195,074	$237,290
Pawn service charges	100,968	71,499	90,098
Signature loan fees	104,347	74,132	94,917
Other	2,841	2,136	2,405

Total revenues	473,170	342,841	424,710
Cost of goods sold	163,736	119,454	142,306

Net revenues	309,434	223,387	282,404
Store operating expenses	160,997	117,873	142,326
Signature loan bad debt	28,508	19,086	24,847
Corporate administrative expenses	49,401	38,624	39,472
Depreciation and amortization	11,584	8,520	10,483
Interest expense (income), net	1,164	617	1,772
Equity in net income of unconsolidated affiliate	(2,945)	(2,185)	(3,162)
(Gain) loss on sale of assets	171	(5)	588
Other	—	—	11

Income before income taxes	60,554	40,857	66,067
Income tax expense (benefit)	22,299	15,074	25,023

Net income	$38,255	$25,783	$41,044

Earnings per common share, diluted	$0.81	$0.54	$0.87

Cash dividends per common share	$—	$—	$—

Weighted average common shares and share equivalents, diluted	47,218	47,381	47,257

Stores operated at end of period	793	750	850

June 30, 2008
(in thousands)
Balance Sheet Data:
Pawn loans	$86,039
Payday loans	6,598
Inventory	52,721
Working capital	153,099
Total assets	383,297
Long-term debt (current and non-current)	27,752
Stockholders’ equity	320,205
Book value per share	$7.05

COMPARATIVE PER SHARE DATA
     The following table presents for EZCORP Class A Non-voting Common Stock and VFS participating stock, assuming conversion to common stock, certain historical, pro forma and pro forma-equivalent per share financial information. In accordance with requirements of the SEC, the pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on October 1, 2006, the beginning of the first period presented, in the case of the net income and dividends paid data. The unaudited pro forma data in the table assumes that the merger is accounted for using the purchase method of accounting and represents a current preliminary estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of VFS at their preliminary estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Unaudited Pro Forma Condensed Combined Financial Information” on page 106. The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the SEC.
     We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible business model changes as a result of current market conditions which may impact revenues, expense efficiencies and other factors. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods nor is it indicative of the results of operations in future periods or the future financial position of the combined company. The Comparative Per Share Data for the nine months ended June 30, 2008 and the year ended September 30, 2007 combines the historical income per share data of EZCORP and VFS giving effect to the merger as if the merger had become effective on October 1, 2006, using the purchase method of accounting. The pro forma adjustments are based upon available information and certain assumptions that EZCORP management believes are reasonable. Upon completion of the merger, the operating results of VFS will be reflected in the consolidated financial statements of EZCORP on a prospective basis.

	Comparative Per Share Data (1)
			Pro Forma	Per Equivalent
	EZCORP	VFS	Combined (2)	VFS Share (3)
Income (loss) from continuing operations - diluted:
For the year ended September 30, 2007	$0.88	N/A	$0.81	$0.61
For the year ended December 31, 2007	N/A	$(0.15)	N/A	N/A

For the nine months ended June 30, 2008	$0.84	N/A	$0.87	$0.65
For the six months ended June 30, 2008	N/A	$0.50	N/A	N/A
Dividends paid per common share (4):
For the year ended September 30, 2007	$—	$—	$—	$—
For the nine months ended June 30, 2008	$—	$—	$—	$—
Book value (5):
As of September 30, 2007	$5.23	$3.16	N/M	N/M
As of June 30, 2008	$6.19	$3.72	$7.05	$5.29

(1)	Due to different fiscal year-end dates, interim results are not directly comparable. EZCORP interim results are for a nine-month period and VFS interim results are for a six-month period. Pro Forma Combined results and Per Equivalent VFS Share results include the results of each entity for the comparable EZCORP fiscal periods of the year ended September 30, 2007 and the nine months ended June 30, 2008.

(2)	Does not reflect the impact of possible business model changes that may impact revenues, expense efficiencies and other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict future results.

(3)	Reflects VFS shares at the exchange ratio of 0.75.

(4)	For all periods presented, VFS had no outstanding common stock. Therefore, the calculation of cash dividends paid per common share is not applicable. However, on April 3, 2007, VFS’s board of directors declared a cash dividend totaling approximately $21.4 million to the holders of the 1,516,590 shares of Series A-2 participating stock outstanding, representing accumulated unaccrued dividends for the period from August 2001 through June 2007.

(5)	Book value as of September 30, 2007 is not meaningful (N/M) as purchase price accounting adjustments were calculated as of June 30, 2008.

RISK FACTORS
     You should carefully consider the following risks before deciding whether to vote in favor of the merger proposal. In addition, you should read and consider the risks associated with the business of EZCORP, which risks can be found in the documents incorporated by reference into this proxy statement/prospectus, because these risks will also affect the combined company.
Risks Related to the Merger and the Combined Entity
The integration of VFS with EZCORP’s business after the merger may not be successful or anticipated benefits from the merger may not be realized.
     After completion of the merger, EZCORP will have significantly larger operations than EZCORP did prior to the merger. EZCORP’s ability to realize the benefits of the merger will depend in part on the timely integration of VFS’s organization, operations, procedures, policies and technologies with EZCORP, as well as the harmonization of differences in VFS’s business culture and practices with EZCORP. EZCORP’s management will be required to devote a significant amount of time and attention to integrating VFS’s business with EZCORP. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include the following:
•	integrating the operations of VFS’s business with EZCORP’s business while carrying on the ongoing operations of each business;

•	diversion of management’s attention from the management of daily operations to the integration of VFS with EZCORP;

•	managing a significantly larger company than before completion of the merger;

•	realizing economies of scale and eliminating duplicative overheads;

•	the possibility of faulty assumptions underlying EZCORP’s expectations regarding the integration process;

•	coordinating businesses located in different geographic regions;

•	integrating VFS’s business culture and practices with EZCORP, which may prove to be incompatible;

•	attracting and retaining the personnel associated with VFS’s business following the merger;

•	creating and instituting uniform standards, controls, procedures, policies and information systems and minimizing the costs associated with such matters; and

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems.
     There is no assurance that VFS will be successfully or cost-effectively integrated into EZCORP. The process of integrating VFS into EZCORP’s operations may cause an interruption of, or loss of momentum in, the activities of EZCORP’s business. If EZCORP’s management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the business of the combined companies could suffer and the results of its operations and financial condition may be harmed.

     All of the risks associated with the integration process could be exacerbated by the fact that EZCORP may not have a sufficient number of employees with the requisite expertise to integrate the businesses or to operate the combined business after the merger. If the combined companies do not hire or retain employees with the requisite skills and knowledge to run its business – including the acquired VFS business – after the merger, it may have a material adverse effect on the combined companies.
     EZCORP cannot assure you that it will realize the anticipated benefits and value of the merger or successfully integrate VFS with EZCORP’s existing operations. Even if EZCORP is able to successfully combine VFS’s business operations with EZCORP’s, it may not be possible to realize the full benefits and value that are currently expected to result from the merger, or realize these benefits and value within the time frame that is currently expected. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits and value gained from the merger may be offset by costs incurred or delays in integrating the companies. If the combined companies fail to realize anticipated cost savings, synergies or revenue enhancements EZCORP anticipates from the merger, its financial results and results of operations may be adversely affected.
     EZCORP has not engaged in any prior mergers and has not made any other acquisitions of companies or assets as large as VFS. EZCORP has engaged in other acquisitions in the range of $20 million and less. It has not experienced significant operating problems with these acquisitions.
A change in the business climate may cause the actual benefits and value of the merger to differ from the anticipated benefits and value of the merger.
     A change in the business climate surrounding the business after the merger may affect the combined companies’ customer activities and actions. This could cause its financial results and results of operations to be adversely affected. This may also cause the actual benefits and value of the merger to differ from the benefits and value anticipated from the merger.
VFS shareholders may receive merger consideration that is inconsistent with their elections.
     Although VFS shareholders will be able to elect to receive cash or EZCORP Shares for their VFS Common Stock, the merger agreement provides that the election to receive cash is limited to 20% of the total VFS Common Stock. Because of this limitation, if you elect to receive cash, your election may be re-allocated if the total cash elections exceed approximately 20% of the VFS Common Stock.

Risks Related to EZCORP
EZCORP will incur significant costs and expenses associated with the merger.
     EZCORP expects to incur significant costs and expenses associated with the merger, which include but are not limited to transaction fees (approximately $0.6 million), professional service fees (approximately $0.5 million) and regulatory filing fees (approximately $0.1 million). EZCORP also believes it may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating VFS into EZCORP. There can be no assurance that EZCORP will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger and the integration of VFS into EZCORP.
Issuance of the EZCORP Shares in the merger could have a dilutive effect and cause EZCORP’s earnings per share to decrease.
     In the merger, EZCORP will issue a total of nearly 5 million shares of its Class A Non-voting Common Stock if all VFS shareholders elect to receive EZCORP Shares. This will increase the number of issued and outstanding shares of EZCORP Class A Non-voting Common Stock by approximately 13%. If EZCORP is unable to realize sufficient value from the acquisition of VFS and its assets in the merger, the issuance of these shares would decrease the net asset value per share of EZCORP stock, thereby decreasing the value of those shares in the hands of EZCORP shareholders and possibly causing EZCORP’s stock market price to drop.
The Florida Business Corporation Act gives shareholders the right to have the value of their stock appraised by a Florida court, which could raise the cost of acquiring the VFS stock.
     The Florida Business Corporation Act provides that shareholders who do not vote in favor of the merger, assert their right to be paid “fair value” for their shares and do not accept EZCORP’s estimate of the fair value of VFS shares after the merger, can seek to have a Florida state court review the transaction and award them fair value for their shares. If a significant number of minority shareholders assert these appraisal rights, a Florida court might disagree with EZCORP’s valuation and award the shareholders a significantly higher price than the $11.00 per share EZCORP intends to pay. See The Merger Agreement – Appraisal Rights, page 82.

The Guaranty Fund and the Premium Reserve may increase the incentive of the VFS shareholders to sell the EZCORP Shares they obtain in the merger and drive down the price of EZCORP stock.
     To induce VFS’s board of directors and shareholders to approve the merger, EZCORP agreed to pay additional cash consideration to the VFS shareholders if they sell their stock within 125 days after closing of the merger, if they sell at a price either above or below $14.67 per EZCORP Share. During the 125 day period, the additional cash consideration gives a limited amount of price protection to VFS shareholders if the EZCORP Share price falls, and to provide an incentive to sell EZCORP Shares at prices only in excess of the $14.67 valuation on which the merger consideration was based. See The Merger Agreement – Value of Merger Consideration – the Deficiency Guaranty and the Premium Reserve, page 91.
     Because these additional payments are available for only a limited, 125 day period after closing, VFS shareholders may feel an additional urge to sell their EZCORP Shares to obtain either the price protection, if the price goes down, or the premium payment, if the price goes up. Thus, these potential payments could increase selling of EZCORP Shares and send EZCORP’s share price down, resulting in losses in EZCORP share value to those VFS shareholders who do not sell their EZCORP Shares.
Stephens may not have considered all facts a VFS shareholder would believe to be important to a decision whether to approve the merger.
     The VFS board of directors received an opinion from Stephens dated September 10, 2008, that the merger was fair to the VFS shareholders. At the time the opinion was rendered the proposed transaction differed from the one embodied in the final merger agreement, principally because on September 10, the exchange of EZCORP Shares in the merger was to be made only to a limited number of VFS shareholders instead of to all VFS shareholders. In addition, Stephens did not address the relative merits of the merger agreement in comparison with any potential alternatives to the merger. Further, it does not address the underlying decision of the board to proceed with or effect the merger, or any other aspect of the board’s consideration of the merger. Therefore, VFS shareholders might conclude that the Stephens opinion failed to address all concerns that they wish to have addressed in considering whether to approve the merger. See Reasons for the Merger, page 69, and The Stephens Fairness Opinion, page 69.
Risks Related to VFS
The merger agreement restricts VFS’s ability to negotiate with other potential acquirers and may discourage others from making a more attractive acquisition offer.
     The merger agreement contains a non-solicitation clause hat prevents VFS and its officers, directors, employees, agents or representatives from directly or indirectly soliciting or encouraging other acquisition proposals from third parties prior to the effective date. By refraining from seeking other better offers, VFS may forego a potentially better acquisition proposal from a third party. See The Merger Agreement – Non-Solicitation Agreement, page 96.

If VFS terminates the merger agreement it may be required to pay EZCORP a termination fee, and the termination fee may discourage others from making a more favorable acquisition offer to VFS and may increase the costs to VFS if the merger is not consummated.
     The merger agreement requires VFS to pay a $5 million termination fee to EZCORP if:
•	VFS terminates the merger agreement because it has entered into an acquisition transaction with a third party as described in the preceding paragraph;

•	The VFS board of directors fails to recommend the merger to its shareholders;

•	The VFS shareholders fail to approve the merger;

•	The merger agreement is terminated by EZCORP or the Merger Sub after a material breach of the merger agreement by VFS; or

•	The merger agreement is terminated by EZCORP or the Merger Sub because VFS has not satisfied any of the conditions precedent to EZCORP’s and Merger Sub’s obligations to close.
     Existence of the termination fee may discourage other third parties from considering an offer to acquire VFS on terms more attractive than those contained in the merger agreement, because it increases the cost of an acquisition of VFS by third parties by the $5 million amount of the fee. It limits the ability of VFS to pursue alternatives to the merger that could potentially be better for the VFS shareholders than the merger.
     In addition, the termination fee is payable if the board of directors fails to recommend the merger to the VFS shareholders, if the VFS shareholders do not vote to approve the merger or if the merger agreement is terminated by EZCORP after a breach of the Agreement or fail to satisfy a condition to closing by VFS. Potential payment of the termination fee in any of these events would harm VFS’s financial results in the period in which the fee would become payable.
Cautionary Statement Regarding Forward-Looking Statements
     This proxy statement/prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The parties intend that all forward-looking statements be subject to the safe harbors created by these laws. All statements other than statements of historical information are forward-looking and may contain information about financial results, economic conditions, trends, planned store openings, acquisitions and known uncertainties. These statements are often, but not always, made with words or phrases like “may,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “outlook,” “expect,” “will,” and similar expressions. All forward-looking statements are based on current expectations regarding important risk factors. Many of these risks and uncertainties are beyond our control, and in many cases, the parties cannot predict all of the risks and uncertainties that could cause its actual results to differ materially from those expressed in the forward-looking statements. Actual results could differ materially from those expressed in the forward-looking statements, and you should not regard them as a representation that the expected results will be achieved. Important risk factors that could cause results or events to differ from current expectations are described in this proxy statement/prospectus under the heading “Risk Factors” and in the sections entitled “Risk Factors” in EZCORP’s Annual Report on Form 10-K for the year ended September 30, 2007. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect EZCORP’s operations, performance, development and results. You are cautioned not to overly rely on these forward-looking statements, which are current only as of the date hereof. The parties undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this report, including without limitation, changes in our business strategy or planned capital expenditures, acquisitions, store growth plans or to reflect unanticipated events.
THE MERGER PARTIES
EZCORP
     EZCORP lends or provides credit services to individuals who do not have cash resources or access to credit to meet their short-term cash needs. Our services include pawn loans and short-term non-collateralized loans, often called payday loans or fee-based credit services to customers seeking loans (collectively, “signature loans”). The pawn loans are non-recourse loans collateralized by tangible personal property. We also sell merchandise, primarily collateral forfeited from our pawn lending operations, to customers looking for good value. Our business, operations and financial information are described in detail in our annual report on Form 10-K, quarterly reports on Form 10-Q and other reports which are incorporated by reference into this proxy statement/prospectus.
     EZCORP’s principal executive offices are located at 1901 Capital Parkway, Austin, Texas 78746. Its telephone number is (512) 314-3400.
Value Financial Services
     The following description of VFS, its history and business, is provided by the management of VFS.
     VFS was founded in 1994 by John Thedford, its president and chief executive officer, and currently operates 67 stores in three states – Florida (60 stores), Tennessee (four stores) and Georgia (three stores) under the trade names “Value Pawn and Jewelry” in Florida and Georgia and “Check Jewelry & Loan” in Tennessee. For the year ended December 31, 2007 and the six months ended June 30, 2008, its average revenue per store was approximately $1.7 million and $897,000, respectively. It is the second largest pawn broker in Florida, based on information provided by the National Pawnbrokers Association. VFS lends money on a short-term basis against pledged tangible personal property such as jewelry, electronic equipment, tools, sporting goods, musical instruments and other items of value, and also sells merchandise, including forfeited collateral from pawn loans. Its customers typically require pawn loans for their immediate cash needs, and often use its services for reasons of convenience and/or lack of credit alternatives. As of June 30, 2008, VFS employed over 600 team members.

     VFS’s principal executive offices are located at 1063 Maitland Center Commons Blvd., Suite 200, Maitland, Florida 32751. Its telephone number is (407) 339-6608.
Pawn Lending Activities
     When receiving a pawn loan from VFS, a customer pledges personal property to VFS as security for the loan. VFS delivers a pawn transaction agreement, commonly referred to as a pawn ticket, to the customer, along with the proceeds of the loan. If the customer does not pay all accrued pawn service charges or redeem the property within a specified time period (typically 60 days), the customer forfeits the property to VFS, and VFS sells the property.
     VFS’s customers are obligated to pay a pawn service charge to compensate VFS for the use of the funds loaned. The pawn service charge is typically calculated as a percentage of the pawn loan amount based on the size and duration of the transaction, in a manner similar to which interest is charged on a bank loan, and ranges from 12.5% to 25.0% per month, or 187.5% to 300.0% annually, in the states in which VFS currently operates, as permitted by applicable state pawnshop laws. These pawn service charges contributed approximately 30.0% of VFS’s total revenues in 2005, 27.4% in 2006 and 26.7% in 2007.
     Pledged property is held through the term of the pawn loan, which is 30 days with an automatic extension period of 30 days unless the pawn loan is repaid or renewed earlier. In the event that the borrower does not repay or renew a loan within the 60-day period, the unredeemed collateral is forfeited to VFS and becomes inventory available for sale in the store. The collateral is transferred to inventory at a value equal to the principal amount of the loan, exclusive of accrued interest and service charges. The following table summarizes the life cycle of a typical pawn loan:

(1)	Example assumes a sale value of $170 and a 68.0% loan-to-value ratio. Amounts shown are not cumulative.

     VFS generally lends an amount equal to between 60.0% and 65.0% of the estimated resale value of an item of collateral, based on its customer’s needs and its history with them. The principal criteria VFS uses to determine the amount of a loan are the amount needed by the customer, the customer’s transaction history with VFS, VFS’s perception of the customer’s emotional attachment to the collateral and the estimated sale value of the collateral. VFS relies on many sources to determine the estimated sale value, including its experience in selling similar items, catalogs, “blue books,” newspapers and internet research. VFS does not use a standard or mandated percentage of estimated sale value in determining the loan amount. Instead, VFS’s team members may set the percentage for a particular item and determine whether the item’s sale, if it is forfeited to the pawnshop, would yield a profit margin consistent with its historical experience with similar items. Any proposed loan in excess of $500 requires approval from a regional manager. VFS holds the pledged property through the term of the loan, which generally is 30 days with an automatic 30-day extension period, unless earlier redeemed, renewed or extended. A majority of VFS’s pawn loans are either paid in full with accrued pawn service charges or are renewed or extended by the customer’s payment of accrued pawn service charges. If a customer does not repay, renew or extend the loan, the unredeemed collateral is forfeited to VFS and becomes merchandise available for sale through its pawnshops or to wholesale sources or a smelter. VFS does not record pawn loan losses or charge-offs because the amount advanced becomes the carrying cost of the forfeited collateral that is to be recovered through the merchandise sale function described below. VFS does not have recourse against the customer for the loan. As a result, the customer’s creditworthiness is not a factor in VFS’s loan decision, and a decision not to redeem pawned property does not affect the customer’s personal credit status. When a customer fails to repay a pawn loan, VFS relies on the sale of pawned property to recover the principal amount of the loan, plus a yield on the investment.
     VFS’s strategy is generally to make pawn loans where there is a substantial likelihood that the customer will repay the loan and redeem the property. However, because the supply of inventory available for sale in VFS’s stores is derived in part from forfeitures of pledged property, VFS attempts to attain an appropriate balance of redemptions and forfeitures to ensure that there is an appropriate level of inventory available for sale in its stores. In 2005, 2006 and 2007, approximately 78.8%, 77.8% and 77.7%, respectively, of the pawn loans made by VFS were redeemed in full or were renewed or extended through the payment of accrued pawn service charges.
     At June 30, 2008, VFS had 111,728 outstanding pawn loans totaling approximately $18 million, with an average balance of approximately $161 per loan.

     Presented below is information with respect to pawn loans made, redeemed and forfeited for VFS’s pawn lending operations for the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2008 (in thousands):

	2005		2006		2007		6/30/2008
		No. of		No. of		No. of		No. of
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Beginning balance	$9,645	76	$11,598	86	$14,528	97	16,759	103
New loans made	51,119	480	62,080	515	71,600	559	36,964	278
Loans redeemed, excluding renewals and extensions	26,437	225	30,770	236	33,692	250	19,301	139
Loans forfeited	22,729	246	28,380	268	35,677	302	16,406	132
Net increase (decrease) in pawn loans outstanding at end of the year	1,953	9	2,930	12	2,231	62	1,257	8

Ending balance	$11,598	86	$14,528	97	16,759	103	18,016	111

Loans renewed/extended	$56,984	333	$69,939	368	$87,311	427	45,915	217
Merchandise Sales Activities
     VFS sells merchandise that has been forfeited to it when a pawn loan is not redeemed. VFS sells merchandise principally at its pawnshops, but it also sells some items through wholesale sources or, in the case of some gold jewelry, to a smelter. VFS also sells in its pawnshops used goods purchased from the general public and some new merchandise, principally accessory merchandise that compliments and enhances the marketability of items such as tools, consumer electronics and jewelry. While VFS offers refunds and exchanges for certain merchandise items, it generally does not provide its customers with warranties on used merchandise. Proceeds from sales of merchandise contributed 70.0% of VFS’s total revenues in 2005, 72.6% in 2006 and 71.9% in 2007. Presented below is information with respect to the sources of merchandise acquired during the years ended December 31, 2005, 2006 and 2007 (in thousands):

	2005	2006	2007
Beginning balance	$7,827	$10,566	$12,204
Merchandise acquired through loan forfeitures	22,729	28,383	35,676
Merchandise purchased from customers	6,507	9,086	11,596
Merchandise purchased from vendors	2,709	3,459	1,782
Total merchandise acquired	31,945	40,928	49,054
Less: merchandise sold	29,206	39,290	47,734

Ending balance	$10,566	$12,204	$13,524
     The recovery of the amount advanced and the realization of a profit on the sale of merchandise depend on VFS’s initial assessment of the property’s estimated sale value when the pawn loan is made. For 2005, 2006 and 2007, VFS experienced profit margins on sales of merchandise of 38.2%, 36.9% and 37.5%, respectively. Changes in gold prices will also generally increase or decrease the sale value of jewelry items acquired in pawn transactions and could enhance or adversely affect VFS’s profit or recovery of the carrying cost of the acquired collateral. VFS does not engage in any hedging transactions with respect to market prices for gold or other precious metals. For 2005, 2006 and 2007, sales of jewelry represented approximately 48.7%, 47.6% and 44.9%, respectively, of VFS’s total retail merchandise sales.
     The following table illustrates the percentage of merchandise held in inventory as of June 30, 2008, by category:

Category	%
Jewelry	63.4
Electronics	16.2
Tools	7.0
Other	13.4
     During the two-year period from 2005 to 2007, same-store merchandise sales increased by approximately 22.9%, from $663,345 in 2005 to $815,356 in 2007. During that same period, the amount of VFS’s average retail merchandise sale increased by 14.4%, from $90 in 2004 to $104 in 2007.
     Customers may purchase merchandise on a layaway plan under which the customer makes an initial cash deposit representing a portion of the sales price and pays the balance in regularly scheduled, non-interest bearing payments. VFS segregates the layaway item and holds it until the customer has paid the full sales price. If the customer fails to make a required payment, the customer’s deposit is forfeited to VFS and the item is placed with the other merchandise held for sale. Layaways are recorded as sales when paid in full. At June 30, 2008, VFS held approximately $866,000 in customer layaway deposits.
     VFS’s inventory is stated at the lower of cost or market. In the case of merchandise acquired through forfeited pawn loans, the acquisition cost is the principal value of the pawn loan. VFS provides an allowance for valuation and shrinkage of its merchandise. The amount of this allowance is based on management’s evaluation of factors such as historical shrinkage and the quantity and age of merchandise on hand. At June 30, 2008, total pawn operations merchandise on hand was $13.3 million, after deducting an allowance for valuation and shrinkage of merchandise of $0.3 million.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations
     The following discussion and analysis of VFS’ financial condition and results of operations is provided by the management of VFS and should be read in conjunction with its consolidated financial statements and related notes that appear elsewhere in this proxy statement/prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect the plans, estimates and beliefs of VFS. Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly in Risk Factors beginning on page 21.
General
     For 2007 and the six months ended June 30, 2008, VFS generated total revenues of $106.5 million and $58.3 million, respectively. VFS’ revenues have grown substantially in recent years, at a compound annual growth rate of 19.3% from 2003 to 2007. From 2003 to 2007, its store operating margins improved from 19.9% to 21.4%.
     VFS believes that the experience and qualifications of a store manager are critical components of a store’s success. VFS has found that there is a strong correlation between the length of tenure of a store manager and the financial performance of that store, as a more experienced store manager tends to better understand the needs of a particular store’s customers. As of June 30, 2008, the average tenure of its store managers was 30.0 months, and 37 of its 67 store managers have been VFS team members for two years or more.
     Because there is such a compelling correlation with financial success, VFS allocates significant resources to lowering its team member turnover and, correspondingly, team member continuity in the same store. Improvements in these variables lead to efficiency gains and productivity increases. Moreover, increased tenure leads to the establishment and maintenance of long-term relationships with customers that breed customer loyalty and repeat business. VFS estimates that approximately 80 percent of its transactions are related to repeat customers and it considers customer relationships an important element in the determination of a store’s success.
     The strength of an individual store team’s relationships with its customer base will largely determine its success in developing its pawn loan portfolio and, by extension, its revenue potential; the quality of a store’s pawn loan portfolio is a reliable indicator of a store’s revenue potential. While approximately 50.0% of VFS’ revenues are directly derived from pawn service charges on pawn loans, most sales revenues from merchandise sales are indirectly derived by way of forfeited pawn loans that become merchandise for sale. Accordingly, it is critical for store teams to cultivate and maintain customer relationships and increased team member continuity helps to ensure that.
     VFS’ human resources strategy depends on its ability to recruit and retain its team members. The recruiting aspect of this approach is vulnerable to employment market conditions as low unemployment shrinks the pool of available candidates. It is, however, important that VFS not compromise the integrity of its hiring standards in response to challenging economic conditions. With this in mind, VFS employs the use of an objective personality measurement tool to assist in hiring decisions. Though this tool does not address the availability of candidates, it does help to ensure that exceptions do not dilute VFS’ human resource approach.
     While VFS believes that its successful performance has been the result of its strategic management, it has also benefited recently from the external favorable spot pricing in the gold market. VFS allocates a portion of its gold inventory each month to be sent to a gold smelter for liquidation. This practice is a key component in VFS’s cash and inventory management processes that has taken on greater significance over the years as gold pricing has steadily increased. Net revenues derived from scrap gold sales totaled $9.6 million in 2007 and represented 16.4% of total net revenues. By comparison, in 2003, net revenues derived from gold scrap sales totaled $1.4 million and represented 4.9% of net revenues.
     A decline in the price of gold would result in a short-term negative impact to VFS’ gold scrap sales revenues and the value of its jewelry inventories. VFS believes, however, that due to the short-term nature of its loan transactions, it would be able to adapt quickly to the changing market and mitigate this risk. VFS has the flexibility to shift resources in favor of its retail sales operations in order to balance the revenue gains and losses.
Components of Revenues and Expenses
     Its revenues are derived primarily from pawn service charges on pawn loans and sales of merchandise, primarily forfeited collateral from pawn loans. If a pawn loan is not repaid prior to the expiration of the automatic extension period, the property is forfeited to VFS and transferred to inventory at a value equal to the principal amount of the loan, exclusive of accrued interest. VFS accrues pawn service charge revenue based on anticipated redemption activity for pawn loans during each reporting period. VFS has historically been able to estimate redemption rates with a high degree of accuracy due to the short-term nature of its pawn loans. As a result, the yields on its outstanding loan portfolio will fluctuate in correspondence with redemption activity. While its redemption rates have historically averaged almost 80.0% over the course of any 12-month period, seasonality and other economic factors produce periodic variations and, as a result, yield rates will vary accordingly.
     VFS also generates revenue from fee income and through forfeited layaway deposits. Fee income results from fees collected from customers for the replacement of lost pawn tickets and for check cashing services. Forfeited layaway deposits occur when a customer defaults on the layaway terms and forfeits the respective deposits.
     The cost of merchandise sales includes all costs related to the acquisition of merchandise. In most cases, merchandise is acquired through forfeited pawn loans and the acquisition cost is the principal value of the pawn loan. In the case of merchandise purchased from an outside vendor, its cost will include the amount paid to the vendor plus any freight and taxes. In addition, a small component of merchandise sales cost includes expenses associated with inventory loss and breakage.

     Store operating expenses consist of all items directly related to the operation of its stores, including salaries and related payroll costs, rent, utilities, equipment, advertising, property taxes, licenses, supplies and security. Because VFS currently leases all 67 of its stores, rent is its largest store operating expense after payroll costs. VFS is responsible for facility costs, including taxes and insurance, under most of its leases.
     General and administrative expenses consist of items relating to its administration and the operation of its corporate offices, including the compensation and benefit costs of corporate management, regional managers and other operations management personnel, accounting and administrative costs, information technology costs, liability and casualty insurance and legal and accounting fees. General and administrative expenses also include depreciation expenses and costs of asset disposals related to its ongoing capital expenditures. Other expenses consist primarily of asset disposal costs, which represent the remaining book value of equipment that is replaced before the end of its depreciable life.
Critical Accounting Policies And Estimates
     Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, inventory, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience, empirical data and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.
     Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.
     Pawn service charges revenue recognition. VFS accrues pawn service charges revenue based on anticipated redemption activity for pawn loans during each reporting period. Pawn loans written during each calendar month are aggregated and tracked for performance. Loan transactions may conclude based upon redemption, renewal or forfeiture of the loan collateral. The gathering of this empirical data allows us to analyze the characteristics of its outstanding pawn loan portfolio and estimate the probability of collection of pawn service charges. If the future actual performance of the loan portfolio differs significantly (positively or negatively) from expectations, revenue for the next reporting period would be likewise affected.
     Due to the short-term nature of pawn loans, VFS can quickly identify performance trends. For 2007, $28.0 million, or 98.5%, of recorded pawn service charges represented cash collected from customers and the remaining $0.4 million, or 1.5%, represented an increase in the service charges receivable during the year. At the end of 2007 and based on the revenue recognition method described above, VFS had accrued $3.3 million of service charges receivable. Assuming the year-end accrual of service charges revenue was over-estimated by 10.0%, service charges revenue would decrease by $0.3 million in 2008. Some or all the decrease would potentially be mitigated through the profit on the sales of the related forfeited loan collateral.
     Inventory. Inventory represents merchandise acquired from forfeited pawn loans, merchandise purchased directly from the public and new merchandise purchased from vendors. The carrying value of the inventory is stated at the lower of cost or market. In the case of merchandise acquired through forfeited pawn loans, the acquisition cost is the principal value of the pawn loan. Management provides an allowance for shrinkage and valuation based on its evaluation of the merchandise. Because pawn loans are made without recourse to the borrower, VFS does not investigate or rely upon the borrower’s creditworthiness, but instead bases its lending decision on an evaluation of the pledged personal property and the customer’s transaction history with the company. The amount that VFS is willing to finance to any particular customer ranges based on the store manager’s evaluation of the customer’s need and ability to repay backed by an informal appraisal of the market value of the collateral. Overall, this appraisal generally results in a loan-to-value ratio of approximately 60.0%. In 2007, VFS averaged costs of sales of 62.5%, leading to sales profit margins of 37.5%. VFS uses numerous sources in determining an item’s estimated market value including its experience in selling similar items, catalogs, “blue books,” newspapers and internet research. VFS performs a physical count of its merchandise in each location on a cyclical basis and reviews the composition of inventory by category and age in order to assess the adequacy of the allowance, which was $0.3 million, representing 2.4% of the inventory balance at December 31, 2007. Adverse changes in the market value of its inventory may require an increase in the valuation allowance.
     Valuation of Goodwill. VFS assesses the impairment of its goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is an intangible asset with an indefinite useful life, thus it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Factors that could trigger an impairment review include significant underperformance relative to expected or projected future cash flows, significant changes in the strategy of the overall business and significant industry trends. When management determines that the carrying value of goodwill may not be recoverable, impairment is measured based on the excess of the asset’s carrying value over the estimated fair value.
     Income Taxes. As part of the process of preparing its consolidated financial statements, VFS is required to estimate income taxes in each of the jurisdictions in which VFS operates. This process involves estimating the actual current tax exposure together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities and are included within its consolidated balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, it must establish a valuation allowance. An expense, or benefit, is included within the tax provision in the statement of operations for any increase, or decrease, in the valuation allowance for a given period.

     Management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. If VFS were to determine that it could not realize all or part of its net deferred tax assets in the future, VFS would have to charge an adjustment to the deferred tax assets in the income taxes in the period that such determination was made. Likewise, should VFS determine that it could in the future realize its deferred tax assets in an amount exceeding the net recorded amount, VFS could adjust the deferred tax assets to reduce the provision for income taxes in the period that such determination was made.
     Its net deferred tax assets include substantial amounts of net operating loss carryforwards, totaling approximately $15.0 million and $12.8 million for federal and state, respectively. The utilization of its net operating loss carryforwards may be limited in any given year under certain circumstances. Events which may affect its ability to utilize these carryforwards include, but are not limited to, future profitability, cumulative stock ownership changes of 50.0% or more over a three-year period, as defined by Section 382 of the Internal Revenue Code, and the timing of the utilization of the tax benefit carryforwards.
Recently Issued Accounting Standards
     In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. The FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS No. 157 and FSP FAS 157-2 did not have a material effect on the Company’s consolidated financial position or results of operations. The Company has not applied the provisions of SFAS No. 157 to its nonfinancial assets and nonfinancial liabilities in accordance with FSP FAS 157-2. The Company will apply the provisions of SFAS No. 157 to these assets and liabilities beginning January 1, 2009 as required by FSP FAS 157-2.
     In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”) and requires an entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS No. 159 was effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material effect on the Company’s consolidated financial position or results of operations.

     In December 2007, FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations — Revised” (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interests in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase price; and, determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The application of SFAS No. 141(R) will cause management to evaluate future transaction returns under different conditions, particularly the near term and long term economic impact of expensing transaction costs up front.
     In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, “Disclosure about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures concerning (1) the manner in which an entity uses derivatives (and the reason it uses them), (2) the manner in which derivatives and related hedged items are accounted for under SFAS No. 133 and interpretations thereof, and (3) the effects that derivatives and related hedged items have on an entity’s financial position, financial performance, and cash flows. VFS must adopt SFAS No. 161 by January 1, 2009. VFS does not expect SFAS No. 161 to have a material effect on its financial position, results of operations, or cash flows.

Results of Operations
     The following table sets forth the components of its consolidated statements of operations for the periods indicated, expressed in dollars and as a percentage of total revenues (dollars in thousands):

	Year Ended December 31,						Six Months Ended June 30 ,
	2005		2006		2007		2007		2008
							(Unaudited)
	$	%	$	%	$	%	$	%	$	%
Revenue:
Merchandise sales	$47,378	68.4	$62,348	71.0	$76,515	71.9	$33,376	69.9	$42,249	72.4
Pawn service charges	20,786	30.0	24,090	27.4	28,394	26.7	13,659	28.6	15,370	26.4
Other	1,085	1.6	1,376	1.6	1,566	1.5	718	1.5	711	1.2

Total revenue	69,249	100.0	87,814	100.0	106,475	100.0	47,754	100.0	58,331	100.0
Cost of merchandise sales	29,289	42.3	39,339	44.8	47,834	44.9	20,701	43.3	25,335	43.4

Net revenue	39,960	57.7	48,475	55.2	58,641	55.1	27,053	56.7	32,996	56.6
Store operating expenses	25,093	36.2	30,365	34.6	35,877	33.7	17,283	36.2	20,593	35.3

Store operating income	14,868	21.5	18,110	20.6	22,763	21.4	9,770	20.5	12,403	21.3
General and administrative expenses:
Administration	6,499	9.4	7,815	8.9	21,127 (1)	19.8	13,130 (2)	27.5	5,767	9.9
Depreciation	164	0.2	173	0.2	204	0.2	101	0.2	112	0.2
Other	60	0.1	108	0.1	355	0.3	117	0.5	10	0.0

Total general and administrative expenses	6,724	9.7	8,097	9.2	21,686	20.4	13,348	28.0	5,889	10.1

Income (loss) from operations	8,144	11.8	10,013	11.4	1,077	1.0	(3,578)	(7.5)	6,514	11.2
Non-operating expenses:
Interest expense	1,297	1.9	1,135	1.3	2,544	2.4	432	0.9	1,000	1.7

Net income (loss) before income taxes	6,847	9.9	8,878	10.1	(1,467)	(1.4)	(4,010)	(8.4)	5,514	9.5
Income tax expense (benefit)	2,593	3.7	3,448	3.9	(486)	(0.5)	(1,557)	(3.3)	2,188	3.8

Net income (loss)	$4,254	6.1	$5,430	6.2	$(981)	(0.9)	$(2,452)	(5.1)	$3,326	5.7

Earnings (loss) per share:
Basic*	n/a		n/a		n/a		n/a		n/a
Diluted	$0.69		$0.88		$(0.15)		$(0.40)		$0.50
Weighted average number of shares outstanding:
Basic*	n/a		n/a		n/a		n/a		n/a
Diluted	6,160,646		6,160,646		6,413,097		6,175,959		6,646,369

(1)	Includes charges totaling $11.0 million to reflect the compensation expenses associated with stock grants and loan forgiveness to the VFS executive officers and an outside consultant, as well as charges associated with the company’s suspended initial public offering and director and officer fees.

(2)	Includes charges totaling $8.2 million to reflect the compensation expense associated with stock grants and loan forgiveness to the VFS executive officers and an outside consultant.

*	For all periods presented, VFS had no outstanding common stock. Therefore, the calculation of the weighted average number of common shares outstanding — basic and earnings (loss) per common share — basic is not applicable.

     The following table sets forth certain selected consolidated unaudited financial and non-financial data for the periods indicated (dollars in thousands unless noted otherwise):

	As of or for the Year Ended			As of or for the Six
	December 31,			Months Ended June 30,
	2005	2006	2007	2007	2008
Same store revenue growth	16.3%	25.3%	21.2%	21.6%	21.1%
Store operating income margin(1)	21.5%	20.6%	21.4%	20.5%	21.3%
EBITDA (see reconciliation below) (3)	$9,579	$11,688	$3,141	$(2,731)	$7,487
EBITDA margin(2)	13.8%	13.3%	3.0%	(5.7)%	12.8%

Annualized yield on pawn loans	187.5%	179.6%	177.9%	185.4%	187.5%
Redemption rate	78.8%	77.8%	77.0%	78.8%	80.0%
Total amount of pawn loans written and renewed	$108,103	$132,035	$158,921	$73,681	$82,889
Average pawn loan balance outstanding	$11,086	$13,411	$15,644	$15,632	$17,388
Average pawn loan balance per location	$185	$218	$244	$252	$268
Ending pawn loan balance per location	$193	$234	$262	$270	$277
Average number of pawn loans per location at end of period	1,431	1,572	1,619	1,814	1,719
Average pawn loan amount at end of period (not in thousands)	$135	$149	$162	$149	$161
Profit margin on merchandise sales	38.2%	36.9%	37.5%	39.8%	40.0%
Profit margin on merchandise sales — retail only	39.2%	36.9%	37.1%	38.1%	37.1%
Average annualized merchandise turnover	3.2×	3.3×	3.5×	3.4×	3.9×
Average balance of merchandise per location	$154	$197	$212	$199	$200
Ending balance of merchandise per location	$176	$197	$211	$218	$209
Pawnshop locations
Beginning of year	60	60	62	62	64
Start-ups	0	2	2	0	1
End of year	60	62	64	62	65

(1)	Store operating income margin is calculated as store operating income as a percentage of total revenues.

(2)	EBITDA margin is calculated as EBITDA as a percentage of total revenues.

(3)	VFS defines EBITDA as its net income before depreciation, interest expense and income tax expense (benefit). Management uses this measure as an indicator of cash generated from operating activities. EBITDA is not a measurement of financial performance under GAAP and should not be considered an alternative to net income or operating cash flows determined in accordance with GAAP. VFS’s calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. EBITDA is reconciled directly to net income (loss) as follows:

	For the Year Ended			For the Six Months
	December 31,			Ended June 30,
	2005	2006	2007	2007	2008

EBITDA reconciliation:
Net income (loss)	$4,254	$5,430	$(981)	$(2,452)	$3,326
Add:
Depreciation	1,435	1,675	2,064	847	973
Interest expense	1,297	1,135	2,544	432	1,000

Income tax expense (benefit)	2,593	3,448	(486)	(1,557)	2,188
EBITDA	$9,579	$11,688	$3,141	$(2,731)	$7,487

     Comparison of the Six Months Ended June 30, 2008 to June 30, 2007
     Revenues. Total revenues increased $10.5 million, or 22.1%, to $58.3 million for the six months ended June 30, 2008 from $47.8 million for the six months ended June 30, 2007. Same store revenues, excluding the contribution from the one store opened in 2008, grew $10.1 million, or 21.1%, to $57.8 million for the six months ended June 30, 2008.

     Merchandise sales. The following table summarizes merchandise sales and the related profit for the six months ended June 30, 2008 compared to the six months ended June 30, 2007 ($ in thousands):

	For the six months ended June 30,
	2007			2008
		Scrap		Scrap
	Retail	Gold	Total	Retail	Gold	Total
Merchandise sales	$24,945	$8,431	$33,376	$25,083	$17,166	$42,249
Cost of merchandise sales	$15,448	$5,253	$20,701	$15,779	$9,556	$25,335

Profit on merchandise sales	$9,498	$3,178	$12,676	$9,304	$7,610	$16,914
Profit margin on merchandise sales	38.1%	37.7%	39.8%	37.1%	44.3%	40.0%
     Merchandise sales revenues, representing 72.4% of total revenues, increased $8.9 million, or 26.6%, to $42.2 million for the six months ended June 30, 2008 from $33.4 million in the corresponding period in 2007. Retail merchandise sales, excluding gold scrapping activity, increased $0.1 million, or 0.5%, to $25.1 million from $24.9 million. The gains were due to improvements in its team member metrics, including turnover, continuity and productivity. Lower turnover and increased continuity in position led to more experienced sales associates in the store operations. Moreover, increased promotional activity led to additional customer traffic and a gain of nearly 150,000 new customers in the six months ended June 30, 2008, representing an increase of 2.3% over new customer additions achieved in the corresponding period in 2007. Costs of sales were elevated due to a combination of increased volume and promotional activity.
     Sales of gold scrap increased $8.7 million, or 103.6%, to $17.2 million for the six months ended June 30, 2008 from $8.4 million in the corresponding period in 2007. For the six months ended June 30, 2008, spot gold market pricing increased 34.7% compared to the six months ended June 30, 2007. In response to this favorable market pricing, VFS increased its gold scrapping volume during the six months ended June 30, 2008 by 50.6% over its volume in the six months ended June 30, 2007.
     Pawn service charges. Revenues from pawn service charges increased $1.7 million, or 12.5%, to $15.4 million for the six months ended June 30, 2008 from $13.7 million in the corresponding period in 2007. The annualized loan yield was 187.20% for the six months of 2008 compared to 186.0% for the first six months of 2007. Pawn loans outstanding increased $1.3 million, or 7.6%, to $18.0 million from $16.7 million at June 30, 2007.
     Cost of Merchandise Sales. Cost of merchandise sales increased $4.6 million, or 22.4%, to $25.3 million for the six months ended June 30, 2008 from $20.7 million for the six months ended June 30, 2007. The increase was primarily due to a 26.6% increase in merchandise sales in the six months ended June 30, 2008. Overall profit margins of 40.0% in the six months ended June 30, 2008 represented an increase from the 39.8% overall profit margins achieved in the six months ended June 30, 2007. Retail merchandise sales profit margins decreased in the six months ended June 30, 2008 to 37.1% from 38.1% in the six months ended June 30, 2007 due primarily to increased promotional activity and higher product acquisition costs. Profit margins on gold scrap sales improved to 44.3% in the six months ended June 30, 2008 from 37.7% in the six months ended June 30, 2007.
     Net Revenue. Net revenue increased $5.9 million, or 21.8%, to $33.0 million for the six months ended June 30, 2008 from $27.1 million in the corresponding period in 2007. On a same-store basis, excluding the stores opened in 2008, net revenue increased $5.7 million, or 21.1%, for the six months ended June 30, 2008. The net revenue margin of 56.6% for the first six months of 2008 reflected a decrease from the 56.7% margin in the first six months of 2007. This was primarily due to a product mix shift of 391 basis points from pawn service charge revenues to lower margin merchandise sales. The annualized inventory turnover rate of 3.9 times for the first six months of 2008 was an increase over the 3.4 rate achieved during the first six months of 2007.
     The table below summarizes the value of merchandise inventory based on age before the valuation allowances of $333,000 at June 30, 2008 and $283,000 at June 30, 2007 ($ in thousands):

	June 30, 2007		June 30, 2008
	Amount	%	Amount	%
Merchandise held for 1 year or less
Jewelry	$7,359	54.4	$8,207	60.3
Other merchandise	5,769	42.6	4,932	36.3

	13,128	97.0	13,139	96.6

Merchandise held for more than 1 year
Jewelry	285	2.1	427	3.1
Other merchandise	118	0.9	44	0.3

	403	3.0	471	3.4

Total merchandise inventory	$13,531	100.0	$13,610	100.0

     Store operating expenses. Store operating expenses increased $3.2 million, or 19.3%, to $19.7 million for the six months ended June 30, 2008 from $16.5 million in the corresponding period in 2007. Store operating expenses, as a percentage of revenues, declined to 33.8% in the first six months of 2008 from 34.6% in the first six months of 2007 due to a combination of labor efficiencies that resulted from increases in team member productivity and the fixed-cost nature of some of its operating expenses, such as rent and facility expenses. Absolute spending increased primarily due to higher payroll expenses related to the combined impact of higher store staffing levels, which were increased in many stores in response to increased customer traffic, and talent upgrades.
     As a multi-unit operator in the pawn industry, the store operations expenses of VFS are predominately related to personnel and occupancy expenses. Personnel expenses include base salary and wages, performance incentives and benefits. Occupancy expenses include rent, property taxes, insurance, utilities and maintenance. The combination of personnel and occupancy expenses represents 91.3% of total store operating expenses in the first six months of 2008 and 91.5% in the first six months of 2007. The remainder of the store operating expenses include supplies, advertising, bank service charges, credit card fees and miscellaneous services.
     General and administrative expenses. General and administrative expenses decreased $7.3 million, or 55.7%, to $5.8 million for the six months ended June 30, 2008 from $13.1 million in the corresponding period in 2007. General and administrative expenses, as a percentage of revenues, declined to 9.9% in the first six months of 2008 from 29.1% in the first six months of 2007. The decrease was due to the inclusion of charges totaling $8.2 million that were recorded in the six months ended June 30, 2007 and reflected the compensation expenses associated with stock grants and loan forgiveness to the VFS executive officers and an outside consultant. These charges included $6.5 million of compensation expense associated with the grant of 685,723 shares of Series A-1 participating stock and the reimbursement of personal tax liabilities resulting from the grants. Additionally, VFS recorded a charge of $1.7 million to account for the forgiveness of debt obligations from the company’s CEO to VFS. Excluding this charge, general and administrative expenses increased $0.8 million, or 16.9%, to $5.8 million for the six months ended June 30, 2008 from $4.9 million for the six months ended June 30, 2007. The increase was due primarily to increased Regional Leader trainee staffing and training department upgrades. This investment was initiated in order to improve employee retention and address ongoing staffing needs in store operations.
     Depreciation expense increased approximately $126,000, or 14.8%, to $973,000 for the six months ended June 30, 2008 from $847,000 in the six months ended June 30 31, 2007. The increase was primarily the result of increased capital spending on store remodels, computer hardware and store security systems. Other expense consisted of losses on asset disposals of approximately $10,000 for the six months ended June 30, 2008, which represented replacement upgrades to store surveillance systems.
     Interest expense. Interest expense, as a percentage of revenue, increased approximately $568,000, or 131.7%, to $1.0 million for the six months ended June 30, 2008 from $0.4 million in the corresponding period in 2007. The increase was due to higher borrowing levels. Average outstanding debt increased $15.4 million, or 129.0%, to $27.4 million for the six months ended June 30, 2008 from $12.0 million for the six months ended June 30, 2007. The increase in debt was due to additional financing that was incurred to pay $21.4 million in cumulative unpaid dividends to holders of VFS Series A-2 participating stock in June 2007. Total debt outstanding at June 30, 2008 decreased $7.6 million, or 20.5%, to $29.7 million from $37.3 million at June 30, 2007.
     Income taxes. VFS recorded income tax expense at an effective rate of 38.8% for the first six months of 2008, the same as that recorded in the first six months of 2007. VFS does not expect any changes in income tax rates for the next reporting period. As of June 30, 2008, VFS holds a deferred tax asset of $6.6 million and, as a result, is able to minimize its cash payment obligations. During the six months ended June 30, 2008, VFS made cash tax payments of approximately $125,000. VFS expects to be able to continue to reduce its cash payments with its deferred tax asset through the majority of 2009.
     Net income. For the foregoing reasons, net income increased $5.8 million, or 235.6%, to $3.3 million, or 5.7% of total revenues, for the six months ended June 30, 2008 from $(2.5) million, or (5.1)% of total revenues, for the six months ended June 30, 2007.
     Comparison of the Year Ended December 31, 2007 to December 31, 2006
     Revenues. Total revenues increased $18.7 million, or 21.2%, to $106.5 million for the year ended December 31, 2007 from $87.8 million for the year ended December 31, 2006. Same store revenues, excluding the two stores opened in 2007, grew $18.6 million, or 21.2%, to $106.4 million for the year ended December 31, 2007 from $87.8 million in the year ended December 31, 2006.
     Merchandise Sales. The following table summarizes merchandise sales and the related profit for the year ended December 31, 2007 compared to the year ended December 31, 2006 ($ in thousands):

	For the year ended December 31,
	2006			2007
		Scrap			Scrap
	Retail	Gold	Total	Retail	Gold	Total
Merchandise sales	$46,921	$15,427	$62,348	$51,367	$25,147	$76,515
Cost of merchandise sales	$29,592	$9,747	$39,339	$32,307	$15,527	$47,834

Profit on merchandise sales	$17,329	$5,680	$23,009	$19,060	$9,620	$28,681
Profit margin on merchandise sales	36.9%	36.8%	36.9%	37.1%	38.3%	37.5%
     Merchandise sales revenues, representing 71.9% of total revenues, increased $14.2 million, or 22.7%, to $76.5 million in 2007 from $62.3 million in 2006. Retail merchandise sales, excluding gold scrapping activity, increased $4.4 million, or 9.5%, to $51.4 million in 2007 from $46.9 million in 2006. The gains were due to improvements in its team member metrics, including turnover, continuity and productivity, combined with an 11.0% increase in customer transactions. Lower turnover and increased team member continuity led to more experienced sales associates in the store operations. The increase in customer transactions was due, in part, to a gain of over 300,000 new customers in 2007, representing an increase of 6.0% over new customer additions achieved in 2006.
     Sales of gold scrap increased $9.7 million, or 63.0%, to $25.1 million in 2007 from $15.4 million in 2006. Spot gold market pricing increased 17.3% in 2007 compared to 2006. In response to this favorable market pricing, VFS increased its gold scrapping volume during 2007 by 39.8% over its volume in 2006.
     Pawn service charges. Revenues from pawn service charges increased $4.3 million, or 17.9%, to $28.4 million in 2007 from $24.1 million in 2006. The annualized loan yield decreased to 177.6% in 2007 from 180.0% in 2006, due to a slightly lower redemption rate in 2007 compared to 2006. Pawn loans outstanding increased $2.2 million, or 15.4%, to $16.8 million in 2007 from $14.5 million in 2006. Same store pawn loan balances at December 31, 2007 were approximately $270,000 per store, or 15.0% higher than at December 31, 2006. This increase was due to the combined impact of both a 15.9% incremental volume gain in new loan activity and an increase in the average new loan amount to $128 in 2007 from $120 in 2006.
     Cost of Merchandise Sales. Cost of merchandise sales increased $8.5 million, or 21.6%, to $47.8 million in 2007 from $39.3 million in 2006. The increase was due to a 22.7% increase in merchandise sales in 2007. Overall profit margins of 37.5% in 2007 represented an increase over the 36.9% overall profit margins achieved in 2006. Retail merchandise sales profit margins grew in 2007 to 37.1% from 36.9% in 2006 due to improvements in the human resource metrics of team member turnover and continuity. These improvements resulted in more experienced team members and store teams and led to better decision-making and less discounting. Profit margins on gold scrap sales improved to 38.3% in 2007 from 36.8% in 2006 due to favorable spot gold market pricing.

     Net Revenue. Net revenue increased $10.1 million, or 20.8%, to $58.6 million in 2007 from $48.5 million in 2006. On a same store basis, excluding the two stores opened in 2007, net revenue increased $10.1 million, or 20.8%, to $58.6 million from $48.5 million in 2006. The net revenue margin of 55.1% reflected a decrease from the 55.2% margin in 2006. This was primarily due to an increase in merchandise sales as a percentage of in total revenues, to 71.9% in 2007 from 71.0% in 2006. Because merchandise sales have a lower profit margin than pawn service charge revenues due to their associated cost component, the shift toward merchandise sales revenues resulted in a reduction in overall net revenue margin. The annualized inventory turnover rate of 3.5 times in 2007 was an increase over the 3.3 rate achieved in 2006.
     The table below summarizes the value of merchandise inventory based on age before the valuation allowances of $333,000 at December 31, 2007 and $283,000 at December 31, 2006 ($ in thousands):

	December 31, 2006		December 31, 2007
	Amount	%	Amount	%
Merchandise held for 1 year or less
Jewelry	$6,288	51.3	$7,557	55.0
Other merchandise	5,440	44.3	5,771	42.0

	11,728	95.6	13,328	97.0

Merchandise held for more than 1 year
Jewelry	318	2.6	297	2.2
Other merchandise	216	1.8	112	0.8

	534	4.4	409	3.0

Total merchandise inventory	$12,262	100.0	$13,737	100.0

     Store operating expenses. Store operating expenses increased $5.5 million, or 18.1%, to $35.9 million in 2007, from $30.4 million in 2006. Store operating expenses, as a percentage of revenues, declined to 33.7% in 2007 from 34.6% in 2006 due to a combination of labor efficiencies that resulted from increases in team member productivity and the fixed-cost nature of some of its operating expenses, such as rent and facility expenses. The absolute spending increase was due to increased staffing levels at the store level, increased management trainee hires and the addition of two new stores in 2007. The management trainees were hired to provide management depth in anticipation of new store expansion and natural attrition. The trainees are hired two years in advance in order to prepare them with adequate training and experience before promoting them to a store management role. This advanced hiring minimizes the transition period that normally occurs subsequent to management changes and accelerates the path to profitability for new stores.
     As a multi-unit operator in the pawn industry, its store operations expenses are predominately comprised of personnel and occupancy expenses. Personnel expenses include base salary and wages, performance incentives and benefits. Occupancy expenses include rent, property taxes, insurance, utilities and maintenance. The combination of personnel and occupancy expenses represents 86.9% of total store operating expenses in 2007 and 85.3% in 2006. The remainder of the store operating expenses include supplies, advertising, bank service charges, credit card fees and miscellaneous services.

     General and administrative expenses. General and administrative expenses increased $13.3 million, or 170.5%, to $21.1 million in 2007 from $7.8 million in 2006. The increase was primarily due to the inclusion of charges totaling $11.0 million that were recorded during 2007. These charges reflected the compensation expenses associated with stock grants, loan forgiveness to the VFS CEO, accrual of director and officer fees and expenses related to the company’s suspended initial public offering. The stock grants accounted for $6.5 million of compensation expense associated with the grant of 685,723 shares of Series A-1 participating stock and the reimbursement of personal tax liabilities resulting from the grants. Additionally, VFS recorded a charge of $1.7 million to account for the forgiveness of debt obligations from the company’s CEO to VFS. Accrued directors and officers fees and IPO and other related expenses totaled $2.8 million. Excluding these charges, general and administrative expenses increased $2.3 million, or 29.5%, to $10.1 million for 2007 from $7.8 million for 2006. Adjusted general and administrative expenses, as a percentage of revenues, increased to 9.5% in 2007 from 8.9% in 2006. These expenses increased in 2007 due primarily to an initiative aimed at developing the company’s human resource infrastructure in order to improve its recruiting and retention effectiveness.
     Depreciation expense increased approximately $31,000, or 17.9%, to approximately $204,000 in 2007 from approximately $173,000 in 2006. The increase was due to accelerated capital investment activity in 2007, including computer hardware replacements, store security and surveillance system upgrades and two store openings.
     Other expenses totaled approximately $355,000 in 2007, compared to approximately $108,000 in 2006. This expense included approximately $248,000 in write-offs of equipment that was replaced in the store operations, such as computer hardware and surveillance equipment. Additionally, start-up expenses for the company’s planned store openings in Mexico totaled approximately $107,000.
     Interest expense. Interest expense increased by $1.4 million, or 127.3%, to $2.5 million in 2007 from $1.1 million in 2006. Interest expense, as a percentage of revenue, increased to 2.4% in 2007 from 1.3% in 2006. The increase was due to higher borrowing levels in 2007. Average outstanding debt increased $8.0 million, or 51.6%, to $23.4 million during 2007 from $15.4 during 2006. Total debt at December 31, 2007 of $31.2 million was $19.5 million, or 166.6%, higher than the total debt balance of $11.7 million at December 31, 2006. The increase in debt was due to additional financing that was incurred to pay $21.4 million in cumulative unpaid dividends to holders of VFS Series A-2 participating stock in June 2007.
     Income taxes. VFS recorded an income tax benefit of approximately $486,000 in 2007 due to a net loss for the year of $1.5 million. In 2006, VFS recorded $3.4 million of income taxes at an effective rate of 38.8%. VFS held a deferred tax asset of $8.7 million and, as a result, is able to minimize its cash payment obligations VFS made cash tax payments of approximately $164,000 in 2006.
     Net income. For the foregoing reasons, VFS recorded a net loss of approximately $981,000 in 2007. This represented a decline compared to 2006 of $6.4 million, or 118.1%.

     Comparison of the Year Ended December 31, 2006 to December 31, 2005
     Revenues. Total revenues increased $18.6 million, or 26.8%, to $87.8 million for the year ended December 31, 2006 from $69.2 million for the year ended December 31, 2005. Same-store revenues, excluding the two stores opened in 2006, grew $17.5 million, or 25.3%, to $86.8 million for the year ended December 31, 2006 from $69.2 million in the year ended December 31, 2005.
     Merchandise sales. The following table summarizes merchandise sales and the related profit for the year ended December 31, 2006 compared to the year ended December 31, 2005 (dollars in thousands):

	Year ended December 31,
	2005			2006
		Scrap			Scrap
	Retail	Gold	Total	Retail	Gold	Total

Merchandise sales	$39,801	$7,578	$47,379	$46,921	$15,427	$62,348
Cost of merchandise sales	24,211	5,078	29,289	29,592	9,747	39,339

Profit on merchandise sales	$15,590	$2,500	$18,090	$17,329	$5,680	$23,009

Profit margin on merchandise sales	39.2%	33.0%	38.2%	36.9%	36.8%	36.9%

     Merchandise sales revenues increased $15.0 million, or 31.6%, to $62.3 million, or 71.0% of total revenues, in 2006 from $47.4 million, or 68.4% of total revenues, in 2005. Retail merchandise sales, excluding gold scrapping activity, increased $7.1 million, or 17.9%, to $46.9 million in 2006 from $39.8 million in 2005. The gains were due to improvements in team member turnover, continuity and productivity, combined with a 10.2% increase in customer transactions. Lower turnover and increased team member continuity led to more experienced sales associates in the store operations. The increase in customer transactions was due, in part, to a gain of nearly 200,000 new customers in 2006, representing an increase of 7.9% over new customer additions achieved in 2005.
     Sales of gold scrap increased $7.8 million, or 103.6%, to $15.4 million in 2006 from $7.6 million in 2005. Spot gold market pricing increased 39.3% in 2006 compared to 2005. In response to this favorable market pricing, we increased our gold scrapping volume during 2006 by 52.6% over our volume in 2005.
     Pawn service charges. Revenues from pawn service charges increased $3.3 million, or 15.9%, to $24.1 million, or 27.4% of total revenues, in 2006 from $20.8 million, or 30.0% of total revenues, in 2005. The annualized loan yield decreased to 180.0% in 2006 from 184.8% in 2005 due to a slightly lower redemption rate in 2006 compared to 2005. Pawn loans outstanding increased $2.9 million, or 25.3%, to $14.5 million at December 31, 2006 from $11.6 million at December 31, 2005. Same-store pawn loan balances at December 31, 2006 were approximately $238,000 per store, or 23.1% higher than at December 31, 2005. This increase was due to the combined impact of both a 7.2% incremental volume gain in new loan activity and an increase in the average new loan amount to $120 in 2006 from $106 in 2005.
     Cost of merchandise sales. Cost of merchandise sales increased $10.1 million, or 34.3%, to $39.3 million in 2006 from $29.3 million in 2005. The increase was primarily due to a 31.6% increase in merchandise sales in 2006. Overall profit margins on merchandise sales of 36.9% in

2006 represented a reduction from the 38.2% profit margins achieved in 2005. Retail merchandise sales profit margins declined in 2006 to 36.9% from 39.2% in 2005 due primarily to increased promotional activity and related discounting in 2006. Profit margins on gold scrap sales improved to 36.8% in 2006 from 33.0% in 2005 due to favorable spot gold market pricing.
     Net revenues. Net revenues increased $8.5 million, or 21.3%, to $48.5 million in 2006 from $40.0 million in 2005. On a same-store basis, excluding the two stores opened in 2006, net revenues increased $8.1 million, or 20.2%, to $48.0 million from $40.0 million in 2005. The net revenue margin of 55.2% in 2006 reflected a decrease from the 57.7% margin in 2005. This was primarily due to an increase in merchandise sales as a percentage of in total revenues, to 71.0% in 2006 from 68.4% in 2005. Because merchandise sales have a lower profit margin than pawn service charge revenues due to their associated cost component, the shift toward merchandise sales revenues resulted in a reduction in overall net revenue margin. Additionally, the gross profit margin on merchandise sales of 36.9% in 2006 reflected a decrease from the 38.2% gross profit margin in 2005. The gross profit margin on retail sales, excluding gold scrap sales, was 36.9% in 2006, compared to 39.2% in 2005. The annualized inventory turnover rate of 3.3 times in 2006 was an increase over the turnover rate of 3.2 times achieved in 2005.
     The table below summarizes the value of merchandise inventory based on age before the valuation allowance of $283,000 at December 31, 2006 and December 31, 2005 (dollars in thousands):

	December 31,		December 31,
	2005		2006
	Amount	%	Amount	%

Merchandise held for 1 year or less
Jewelry	$5,006	47.2	$6,249	51.0
Other merchandise	4,862	45.8	5,440	44.3

	9,868	93.0	11,688	95.3

Merchandise held for 1 year or less
Jewelry	316	3.0	318	2.6
Other merchandise	429	4.0	257	2.1

	745	7.0	575	4.7

Total merchandise inventory	$10,613	100.0	$12,263	100.0

     Store operating expenses. Store operating expenses increased $5.3 million, or 21.0%, to $30.4 million in 2006 from $25.1 million in 2005. On a same-store basis, store operating expenses increased $4.4 million, or 18.6%, to $28.3 million in 2006 from $23.8 million in 2005. Store operating expenses, as a percentage of total revenues, declined to 34.6% in 2006 from 36.2% in 2005 due to a combination of labor efficiencies that resulted from increases in team member productivity and the fixed-cost nature of some of our operating expenses, such as rent and facility expenses. The absolute spending increase was due to increased staffing levels at the store level, increased management trainee hires and the addition of two new stores in 2006. The management trainees were hired to provide management depth in anticipation of new store expansion and natural attrition. The trainees are hired two years in advance in order to prepare them with adequate training and experience before promoting them to a store management role.

This advanced hiring minimizes the transition period that normally occurs subsequent to management changes and accelerates the path to profitability for new stores.
     As a multi-unit operator in the pawn industry, our store operations expenses are predominately related to personnel and occupancy expenses. Personnel expenses include base salary and wages, performance incentives and benefits. Occupancy expenses include rent, property taxes, insurance, utilities and maintenance. The combination of personnel and occupancy expenses represents 90.6% of total store operating expenses in 2006 and 92.4% in 2005. The remainder of the store operating expenses include supplies, advertising, bank service charges, credit card fees, depreciation and miscellaneous services.
     General and administrative expenses. General and administrative expenses increased $1.4 million, or 20.4%, to $8.1 million in 2006 from $6.7 million in 2005. General and administrative expenses, as a percentage of total revenues, declined to 9.2% in 2006 from 9.7% in 2005. Administration expenses, as a percentage of total revenue, were 8.9% in 2006 compared to 9.4% in 2005. These expenses increased $1.3 million, or 20.3%, in 2006 compared to 2005 due primarily to an increase in our recruiting efforts aimed at building the management trainee population. Other expense totaled approximately $108,000 in 2006, compared to approximately $60,000 in 2005. This expense represented write-offs of equipment that was replaced in the store operations, such as computer hardware and surveillance equipment.
     Interest expense. Interest expense decreased approximately $162,000, or 12.5%, to $1.1 million, in 2006 from $1.3 million in 2005. Interest expense, as a percentage of total revenues, decreased to 1.3% in 2006 from 1.9% in 2005. The reduction was due to lower borrowing levels in 2006, the savings from which were somewhat offset by higher borrowing costs. Total debt at December 31, 2006 of $11.7 million decreased $5.8 million, or 33.1%, compared to total debt at December 31, 2005 of $17.5 million.
     Income taxes. We recorded income tax expense at an effective rate of 38.8% in 2006, compared to an effective tax rate of 37.9% in 2005. We held a deferred tax asset of $8.2 million at December 31, 2006 and, as a result, were able to minimize our cash payment obligations to approximately $164,000 in 2006. By comparison, we made cash tax payments of approximately $64,000 in 2005.
     Net income. For the foregoing reasons, net income increased $1.2 million, or 27.7%, to $5.4 million, or 6.2% of total revenues for the year ended December 31, 2006, from $4.3 million, or 6.1% of total revenues, for the year ended December 31, 2005.

Liquidity and Capital Resources
     The principal sources of cash for VFS are cash from operations and borrowings under its credit facility. Its primary uses of cash have been to fund pawn loans, acquire merchandise, meet debt service requirements, finance capital expenditures and finance the expansion of its operations. The following table summarizes cash flows from operating and investing activities during the periods presented:

				Six Months
	Year Ended December 31,			Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Net cash provided by operating activities	$5,787	$10,315	$9,551	$3,168	$4,087
Net cash used in investing activities	(5,150)	(5,394)	(6,355)	(4,063)	(2,632)
Net cash provided by (used in) financing activities	282	(5,808)	(3,161)	3,217	(1,488)
     Net cash provided by operating activities for the six months ended June 30, 2008 was $4.1 million compared to cash provided of $3.2 million for the six months ended June 30, 2007. The increase in net cash provided was due to an improvement in operating results. Net cash provided by operating activities was $9.6 million in 2007, $10.3 million in 2006 and $5.8 million in 2005. The decrease in net cash provided by operating activities in 2007 from 2006 was primarily the result of charges taken in 2007 for costs associated with the company’s suspended IPO. The improvement in net cash provided by operating activities in 2006 from 2005 was due to an improvement in operating results.
     Net cash used in investing activities was $2.6 million for the six months ended June 30, 2008 compared to $(4.1) million for the six months ended June 30, 2007. Net cash used in investing activities was $(6.4) million in 2007, $5.4 million in 2006 and $(5.2) million in 2005. The investing activities of VFS primarily relate to its pawn loan activities, purchases of property and equipment for its stores and investments in technology. Property and equipment includes new store openings, store expansions, additional jewelry cases and shelving and facility upgrades. In 2007, VFS opened two new stores.
     For the six months ended June 30, 2008, capital expenditures were $1.5 million compared to $1.0 million during the six months ended June 30, 2007. Capital expenditures were $3.0 million in 2007, $1.3 million in 2006 and $1.2 million in 2005. The increased capital spending in 2007 and 2006 was primarily due to facility upgrades and new store openings. In 2007, capital spending increased due to investments in technology in the store locations to upgrade computer equipment, surveillance and security systems. VFS opened two stores in both 2007 and 2006 and expects to open five in 2008. The capital cost of opening a new store is approximately $250,000. The capital cost includes leasehold improvements, signage, display cases and shelving, computer equipment and security systems. In addition, the typical store requires working capital of approximately $150,000 to fund operations and investments in pawn loans and inventory.
     Net cash provided by (used in) financing activities was $(1.5) million for the six months ending June 30, 2008 compared to $3.2 million in the six months ended June 30, 2007. The change was largely due to additional financing that was secured in June 2007. Net cash provided by (used in) financing activities was $(3.2) million in 2007, $(5.8) million in 2006 and $0.3 million in 2005. The usage in 2007 and 2006 represents debt repayment while borrowing increased in 2005 in support of the expansion of the company’s earning assets, pawn loans receivable and merchandise available for sale.
     Senior Credit Facility. In June 2007, VFS entered into a $37.0 million senior credit facility with a national bank that is comprised of a $17.0 million working capital revolver and a $20.0 million term loan. The working capital revolver matures in June 2009 and the term loan matures in June 2012. VFS makes equal monthly payments of principal and interest on the term loan. The interest rates on both loans are 30-day LIBOR-based plus a margin determined on the basis of the company’s quarterly funded debt to EBITDA ratio. As of June 30, 2008, the applicable margins were 1.8% and 1.95% and the applicable interest rates were 4.41% and 4.56% for the working capital revolver and term loan, respectively. The rate on the term loan is hedged at a fixed 30-day LIBOR rate of 5.73% plus the applicable margin for 75.0% of the outstanding balance. As a result, the blended interest rate on the term loan at June 30, 2008 was 6.9%. At June 30, 2008, VFS had approximately $13.4 million in outstanding advances against the working capital revolver and total debt of $29.7 million. There are no prepayment penalties, although it is possible that some cash payment will be due to the bank to fulfill the company’s obligations under the interest rate hedging agreement. The extent of any payment will be determined by the applicable LIBOR rate at the time the loan is repaid. At June 30, 2008, this potential liability was estimated to be $535,000.
     The $20 million term loan was utilized as the primary financing source for the payment of $21.4 million of accrued dividends to holders of the company’s series A-2 participating stock. These dividends had been accruing continuously since the purchases of the securities by the holders in 2001. In April 2007, the VFS board of directors authorized payment of the dividends. In addition, in June 2007 VFS repaid the principal amount of $3.9 million to holders of its 1999 series convertible subordinated debentures. These debentures matured on June 30, 2007. This repayment was funded through advances against the working capital revolver.
     Convertible subordinated debentures. As of June 30, 2008, VFS owed $0.4 million on a 1998 offering of convertible subordinated debentures. These debentures matured at June 30, 2003 and are being repaid to the holders over ten years in 40 equal installment payments of principal and interest. The interest rate is 6.5%. The option to convert to common stock at $20 per share expired at maturity. VFS has the option to repay the outstanding principal ahead of schedule.
     Operating leases. Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of five years and may contain provisions for renewal options and payment of real estate taxes and property insurance.
     VFS believes that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under its credit facility will allow it to fund its liquidity and capital expenditure requirements for the foreseeable future, including payment of interest and principal on its indebtedness. This belief is based upon its historical growth rate and the anticipated benefits VFS expect from operating efficiencies. VFS expects additional revenue growth to be generated by increased merchandise sales, pawn service charge revenues, the maturity of recently opened new stores and the continued development of new stores. VFS also expects operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth. Furthermore, VFS does not believe that acquisitions or expansion are necessary to cover its fixed expenses, including debt service.
     VFS entered into the commitments described above and other contractual obligations in the normal course of business as a source of funds for asset growth and asset liability management and to meet required capital needs. The following table summarizes its principal future obligations and commitments as of June 30, 2008, excluding periodic interest payments:

	Payments Due by Period
	(in thousands)
		Less Than	1 - 3	3 - 5	More than
Contractual Obligations	Total	1 Year	Years	5 years	5 Years
Working Capital Revolver	$13,377	$13,377	$—	$—	$—
Term Loan	15,952	4,000	11,952	—	—
1998 Series Debentures	370	69	152	149	—
Estimated Interest Payments	3,167	1,012	2,083	72	—
Operating Leases	22,365	4,491	10,576	6,345	953

Total	$55,231	$22,949	$24,763	$6,566	$953
Off-Balance Sheet Arrangements
     VFS does not have any off-balance sheet arrangements.
Impact of Inflation
     VFS does not believe that inflation has a material impact on its earnings from operations.
Seasonality
     VFS’ business does have a seasonal aspect. The retail merchandise sales contribution to its results is heavily weighted toward the second and fourth quarters of each year. If there is a significant erosion of customer demand in either of these quarters there could be a material negative impact on its operating results. With respect to its pawn lending operations, the first three months of the calendar year typically represent an active period for redemption activity as many customers use income tax “rapid refunds” to redeem their pawn loans. An increase in income tax rates and a corresponding reduction in income tax refunds to its customers could lead to a negative material impact on its business.

Quantitative and Qualitative Disclosures About Market Risk
     In the operations of its business and the reporting of its consolidated financial results, VFS is affected by changes in interest rates and gold prices. The principal risks of loss arising from adverse changes in market rates and prices to which VFS are exposed relate to:
•	interest rates on debt; and

•	spot gold market pricing.
     VFS has no market risk sensitive instruments entered into for trading purposes, as defined by GAAP. Information contained in this section relates only to instruments entered into for purposes other than trading.
     Interest rates. Its outstanding indebtedness, and related interest rate risk, is managed centrally by its finance department by implementing the financing strategies approved by its board of directors. Its debt consists of fixed-rate subordinated notes and its senior credit facility. Its senior credit facility carries variable rates of interest, however, at June 30, 2008, $12 million of outstanding borrowings are rate protected through a floating-to-fixed hedging contract. A change in interest rates is not expected to have a significant impact on its consolidated financial position, results of operations or cash flows.
     Gold pricing. VFS liquidates (scraps) a certain amount of its gold jewelry by selling to a gold smelter based on the spot gold market price. This activity represented net revenues of $2.5 million in 2005, $5.7 million in 2006 and $9.6 million in 2007. As a percentage of overall net revenue, gold scrap represented 6.3%, 11.7% and 16.4%, in 2005, 2006 and 2007, respectively. For the six months ended June 30, 2008, net revenues derived from gold scrap activities were $7.6 million, or 23.1% of overall net revenues. For the six months ended June 30, 2007, gold scrap activities represented net revenue of $3.2 million, or 11.7% of overall net revenues.
     A significant and sustained decline in the price of gold would negatively impact the value of jewelry inventories held by VFS and the value of jewelry pledged as collateral by pawn customers. As a result, the profit margins achieved by VFS on existing jewelry inventories would be negatively impacted, as would be the potential profit margins on jewelry currently pledged as collateral by pawn customers in the event it is forfeited by the pawn customer. In addition, a decline in gold prices could result in a lower balance of pawn loans outstanding for VFS, as customers would receive lower loan amounts for individual pieces of jewelry. VFS believes with its historic redemption rates that many customers would be willing to add additional items of value to their pledge in order to obtain the desired loan amount as well as redeeming items pawned, thus mitigating a portion of this risk.

Security Ownership of Certain VFS Beneficial Owners and Management
     The following table contains information regarding the ownership of VFS’s participating stock as converted to common stock as of June 30, 2008, by:
i)	each person who is known by VFS to own beneficially more than 5% of the outstanding shares of each class of equity securities;

ii)	each director and officer of VFS, and

iii)	all directors and officers of VFS as a group. To the knowledge of VFS, except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified in the table possesses sole voting and investment power with respect to its or his shares.

	Series A-1		Series A-2		Series B		As-Converted to
	Participating Stock		Participating Stock		Participating Stock		Common Stock	Pct
Executive Officers and Directors
John D. Thedford (1)	546,005	14.5	—	—	46,793	7.6	730,412	10.99
Wilton Whitcomb (2)	171,727	4.6	—	—	14,989	2.4	233,466	3.51
Lawrence Kahlden (3)	217,442	5.8	—	—	14,989	2.4	279,181	4.20
Manual A. Garcia	—	—	—	—	—	—	—	—
Kevin Hyneman (4)	312,052	8.3	101,010	6.7	108,981	17.7	676,116	10.17
Michael Longo	—	—	—	—	—	—	—	—
Charles Slatery (5)	896,200	23.9	25,000	1.6	72,200	11.7	1,005,900	15.13
All directors and officers as a group (7 persons) (6)	2,143,426	57.06	126,010	8.3	257,952	41.9	2,925,075	44.01

Other Shareholders
James Lackie (7)	22,500	*	188,649	12.4	15,000	2.4	320,474	4.82
William Haslam (8)	22,500	*	142,792	9.4	—	—	236,688	3.56
James Haslam (9)	22,500	*	142,570	9.4	—	—	236,355	3.56
Joe Nicosia (10)	57,500	*	202,205	13.3	10,400	1.7	371,208	5.59
Phillco Partnership (11)	159,500	4.2	—	—	12,500	2.0	172,000	2.59
Rick Olswanger	48,529	1.3	101,010	6.7	10,238	1.7	159,777	2.40
F. William Hackmeyer	119,385	3.2	—	—	30,950	5.0	150,335	2.26
Everett Hailey	71,419	1.9	—	—	42,891	7.0	114,310	1.72
Gordon Brothers (12)	—	—	202,020	13.3	—	—	202,020	3.04
Louis Baioni	15,000	*	101,010	6.7	—	—	116,010	1.75
Ray Cahnman	—	—	101,010	6.7	—	—	101,010	1.52
Berten LLC (13)	—	—	91,083	6.0	—	—	91,083	1.37

*	Denotes less than 1.0%.

(1)	Number of shares on an as-converted to common stock basis includes 137,614 shares issuable upon the exercise of options that are immediately exercisable.

(2)	Number of shares on an as-converted to common stock basis includes 46,750 shares issuable upon the exercise of options that are immediately exercisable.

(3)	Number of shares on an as-converted to common stock basis includes 46,750 shares issuable upon the exercise of options that are immediately exercisable.

(4)	Number of shares on an as-converted to common stock basis includes 154,073 shares issuable upon the exercise of options that are immediately exercisable.

(5)	Number of shares on an as-converted to common stock basis includes 12,500 shares issuable upon the exercise of options that are immediately exercisable.

(6)	See footnotes (1) through (5) above.

(7)	Number of shares on an as-converted to common stock basis includes 94,325 shares issuable upon the exercise of options that are immediately exercisable.

(8)	Number of shares on an as-converted to common stock basis includes 71,396 shares issuable upon the exercise of options that are immediately exercisable.

(9)	Number of shares on an as-converted to common stock basis includes 71,285 shares issuable upon the exercise of options that are immediately exercisable.

(10)	Number of shares on an as-converted to common stock basis includes 101,103 shares issuable upon the exercise of options that are immediately exercisable.

(11)	Phillco Partnership is controlled by Parker Phillips.

(12)	Gordon Brothers is controlled by Wendy Landon, as managing director of GB Merchant Partners, LLC, the investment manager for both 1903 Onshore Funding, LLC, which holds 102,950 Series A-2 shares, and 1903 Offshore Loans SPV Limited, which holds 99,070 Series A-2 shares.

(13)	Berten LLC is controlled by Steve Tendrich.

THE SPECIAL MEETING OF VFS SHAREHOLDERS
General
     VFS is furnishing this proxy statement/prospectus to VFS shareholders in connection with the solicitation of proxies by the VFS board of directors for use at the special meeting of VFS shareholders.
Date, Time and Place of the VFS Special Meeting
     VFS will hold a special meeting of its shareholders on [ ] [ ], 2008, promptly at 5:00 p.m. local time at The Memphis Hilton, 939 Ridge Lake Boulevard, Memphis, TN 38120.
Purpose of the VFS Special Meeting
     At the VFS special meeting, including any adjournment or postponement thereof, VFS shareholders will be asked to consider and vote upon and approve the following proposals:
          1. The amendment to the VFS articles of incorporation and conversion of all series A-1 participating, series A-2 participating and series B participating stock into VFS common stock.
          2. The adoption of the merger agreement dated as of September 16, 2008, among VFS, EZCORP and Merger Sub.
          3. The transaction of such other business as may properly come before the special meeting or any adjournment or postponement thereof.
     A copy of the merger agreement is attached to this proxy statement/prospectus as Exhibit A. VFS shareholders are encouraged to read the merger agreement in its entirety.
THE MATTERS TO BE CONSIDERED AT THE VFS SPECIAL MEETING ARE OF GREAT IMPORTANCE TO VFS SHAREHOLDERS. ACCORDINGLY, VFS SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS AND THE OTHER INFORMATION INCORPORATED BY REFERENCE HEREIN, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE.

Admission to the Special Meeting
     Only VFS shareholders as of the close of business on September 16, 2008, and other persons holding valid proxies for the special meeting are entitled to attend the VFS special meeting. VFS shareholders and their proxies should be prepared to present valid government-issued photo identification. Anyone who does not provide valid government-issued photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting.
Record Date and Shareholders Entitled to Vote
     Record holders of VFS Common Stock at the close of business on September 16, 2008, the record date, may vote at the special meeting. On September 16, 2008, VFS had 6,646,369 outstanding shares of common stock on a fully diluted basis, which were held by 155 record holders, including 142 holders of series A-1 participating stock, 21 holders of series A-2 participating stock, and 67 holders of series B participating stock. On September 16, 2008, no shares of common stock of VFS were outstanding.
     A complete list of the shareholders entitled to vote at the special meeting will be available for examination by any shareholder for any purpose germane to the special meeting, during ordinary business hours for a period of at least two days prior to the special meeting, at the offices of VFS at 1063 Maitland Commons Boulevard, Suite 200, Maitland, Florida 32751. Such list will also be available for examination at the special meeting.
How You Can Vote
     You can vote your shares only if you are either represented by proxy or eligible to vote your shares in person at the special meeting. You can submit your proxy by mail by completing and returning the enclosed proxy card.
     If you return a properly signed proxy card, we will vote your shares as you direct.
Required Vote, Quorum and Abstentions
     In order to conduct business at the special meeting, a quorum of a majority of the total number of votes entitled to be cast must be present in person or represented by proxy.
     The affirmative vote of a majority of the shares of each class of VFS stock, voting separately as a class, is required to approve the amendment and the conversion. The affirmative vote of a majority of the shares of the series A-1 and B participating stock voting together as a class and the series A-2 participating stock voting separately as a class is required to approve the merger and merger agreement.

Voting by VFS Directors and Executive Officers
As of the record date for the VFS special meeting, VFS’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote an aggregate of approximately 57% of the outstanding series A-1 participating stock, 8% of the outstanding series A-2 participating stock and 42% of the outstanding series B participating stock. Additionally, these persons, as a group, beneficially owned 2,925,075 shares of VFS Common Stock and were entitled to vote an aggregate of approximately 28% of the VFS Common Stock.
Pursuant to a voting agreement entered into between EZCORP, Merger Sub and the three VFS directors who own shares of VFS stock, John Thedford, Kevin Hyneman and Charles Slaterly, these directors have agreed to vote their shares of VFS stock in favor of the amendment, the conversion and the merger agreement. As of the record date for the VFS special meeting, these directors, as a group, beneficially owned and were entitled to vote an aggregate of approximately 47% of the outstanding series A-1 participating stock, 8% of the outstanding series A-2 participating stock and 37% of the outstanding series B participating stock. Additionally, these directors, as a group, beneficially owned 2,412,428 shares of VFS Common Stock and were entitled to vote an aggregate of approximately 24% of the VFS Common Stock.
Revoking Your Proxy
     You can change your vote or revoke your proxy at any time before the final vote at the special meeting. To do so, if you are the record holder, you may:
•	send a written, dated notice to the Secretary of VFS at VFS’s principal executive offices stating that you would like to revoke your proxy;

•	complete, date and submit a new later-dated proxy card; or

•	vote in person at the special meeting. Your attendance alone will not revoke your proxy.
     Written notices of revocation should be addressed to Value Financial Services, Inc. Attn: Corporate Secretary, 1063 Maitland Commons Boulevard, Suite 200, Maitland, Florida 32751.
     Any VFS shareholder who has a question about VFS or the adoption of the merger agreement, or how to vote or revoke a proxy, or who wishes to obtain additional copies of this proxy statement/prospectus should contact:
Value Financial Services, Inc.
1063 Maitland Commons Boulevard
Suite 200
Maitland, Florida 32751
Attention: Corporate Secretary
(407) 339-0064

Other Matters
     Other than the proposals described in this proxy statement/prospectus, the VFS board of directors knows of no other matters to be acted upon at the special meeting. If any other matter should be duly presented at the special meeting upon which a vote properly may be taken, shares represented by all proxies received by VFS will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxy.
Solicitation of Proxies and Expenses
     VFS will be responsible for the expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus. VFS will be responsible for any fees incurred in connection with the solicitation of proxies for the VFS special meeting. In addition to solicitation by mail, the directors, officers, employees and agents of VFS may solicit proxies from VFS shareholders by telephone, email, facsimile or in person. Some of these individuals may have interests in the merger that are different from, or in addition to, the interests of VFS shareholders generally. See Information About the Background and Terms of the Merger — Interests of VFS’s Officers in the merger, page 86.
Shareholders Sharing an Address
     VFS shareholders sharing an address with another shareholder may receive only one set of proxy materials at that address unless they have provided contrary instructions. Any such shareholder who wishes to receive a separate set of proxy materials now or in the future may write or call VFS to request a separate copy of these materials as follows: Value Financial Services, Inc., 1063 Maitland Commons Boulevard, Suite 200, Maitland, Florida 32751 or by sending an email to pawlickil@vfservices.com, or calling VFS at (407) 339-0064.
Recommendation of the VFS Board of Directors
     The VFS board of directors unanimously recommends that the VFS shareholders vote “FOR” the amendment, “FOR” the conversion, and “FOR” the adoption of the merger agreement. If your submitted proxy card does not specify how you want to vote your shares, your shares will be voted “FOR” the amendment, “FOR” the conversion and “FOR” adoption of the merger agreement, in accordance with the recommendation of the VFS board of directors.

PROPOSAL NO. 1 — CONVERSION OF ALL SERIES A-1 PARTICIPATING,
SERIES A-2 PARTICIPATING AND SERIES B PARTICIPATING STOCK
INTO COMMON STOCK OF VFS
     VFS is asking each of you holding any of VFS’s series A-1 participating stock, series A-2 participating stock or series B participating stock to vote on a proposal to approve: (1) the articles of amendment to the amended and restated articles of incorporation of VFS to amend the effective time of a mandatory conversion of participating stock to occur upon approval of such mandatory conversion with no requirement of prior written notice, the form of amendment is attached hereto as Exhibit B for your review; and (2) the conversion of all shares of participating stock into common stock immediately prior to consummation of the merger. The consummation of the amendment and the conversion, however, shall be subject to and contingent upon the approval of the merger agreement (defined below) and the consummation of the merger. Finally, upon consummation of the merger, all accrued and unpaid dividends due to the holders of the series A-2 participating stock will be paid in full. Each class of participating stock is entitled to vote on the amendment and the conversion. Moreover, in order for the amendment to become effective and for the conversion to be consummated, a majority of the shares of the holders of each class of participating stock must approve the amendment and the conversion.

The VFS Board recommends that you vote “FOR” the amendment and the conversion.
PROPOSAL NO. 2 — THE MERGER
     VFS also asks you to approve the merger agreement by and between VFS, EZCORP and Merger Sub pursuant to which Merger Sub will merge with and into VFS. In the merger, VFS’s shareholders will receive 0.75 shares of EZCORP’s Class A Non-voting Common Stock for each share of VFS’s common stock. EZCORP will also pay a limited amount of additional consideration to VFS shareholders who sell their EZCORP Shares in the open stock market within 125 days after closing of the merger at prices either above or below $14.67 per share. Proposal No. 2 will be voted on by the holders of VFS Common Stock after the conversion and will require the affirmative vote of a majority of the shares of the outstanding VFS Common Stock.

The VFS Board recommends that you vote “FOR” the merger agreement and the merger

INFORMATION ABOUT THE BACKGROUND AND TERMS OF THE MERGER
Background
     The following background discussion of the merger was provided by the VFS board and management with regard to discussions with parties other than EZCORP.
     The decision of the VFS board of directors to approve the merger and the merger agreement with EZCORP and to recommend its adoption to the VFS shareholders stemmed from the board’s determination that this alternative was in the best interests of the shareholders based on a series of events and circumstances, which included the impact of current economic and industry conditions on its growth prospects, and the risks that the foregoing placed on VFS’s ability to execute its growth strategy and achieve its goals.
     Over the past several years, VFS has from time to time engaged in discussions with various private equity firms as well as strategic partners regarding potential investments in, or acquisitions of, VFS. This included discussions with EZCORP. However, none of VFS’s discussions led to a definitive agreement for a strategic business relationship or otherwise. VFS has also looked at pursuing a leveraged buyout by management, as well as additional equity investment by current VFS shareholders.
     During this period, VFS financed its operations and growth through various credit facilities. As the cost of debt increased, the VFS board determined that in order to continue to grow VFS’s operations and earnings, VFS needed to undertake some form of equity financing. The VFS board also wanted to provide shareholders with the opportunity for liquidity, if possible. Early last year, the VFS board determined that the best opportunity to maximize value for, and provide liquidity to, VFS shareholders was though an initial public offering of VFS shares.
     During the summer of 2007, Sterling Brinkley, the Chairman of the Board of EZCORP, and John Thedford, the president of VFS, kept in touch and occasionally discussed the possibility of some investment or combination between the two companies. During the summer of 2007, members of the board of VFS determined the best course of action was to pursue an IPO.
     Throughout the IPO process, EZCORP remained interested in investing in VFS through a minority transaction prior to the IPO to provide select Shareholders partial liquidity. On September 12, 2007, Mr. Brinkley sent Mr. Thedford an email outlining terms and conditions regarding an EZCORP minority investment in VFS. EZCORP offered to purchase up to 30% of VFS’s fully diluted shares outstanding at $10.50 per share. Terms included the following: VFS would agree to not sell any stock in the future at less than $10.50 per share, VFS would grant EZCORP the right to maintain a fully-diluted ownership position of not less than 30% (terminating when IPO is completed), VFS would grant EZCORP the right to appoint the Chairman of the Audit Committee, as well as two out of six board members, and EZCORP’s ownership would be limited to 30%, regardless of shares owned.

     On September 21, 2007, the board discussed the EZCORP proposal for a minority investment in VFS. Charles Slatery noted that other large shareholders did not have the same rights as those EZCORP was proposing. Mr. Slatery further stated that EZCORP should not have the right to select the Chairman of the Audit Committee and two board members. Kevin Hyneman suggested, and the board agreed, to approve the EZCORP email memo with three changes: EZCORP would not be granted the right to select the Audit Committee Chairman, EZCORP would be granted the right to select one, not two, VFS board members, and EZCORP would be limited to 30% ownership of VFS’s shares.
     In a board meeting held on September 24, 2007, Mr. Thedford indicated to the board that EZCORP would be willing to waive the term of its agreement requiring VFS not offer stock at a price less than $10.50 per share. He also stated that he believed EZCORP would not require the right to elect two board members as a requirement for the transaction. Mr. Thedford said he would obtain a formal EZCORP proposal later in the week for the board to review.
     During the next two months, conversations regarding a minority investment continued between Mr. Thedford and EZCORP. However, given the prospect of an IPO, no formal agreement materialized. By mid-November 2007, the dramatic changes in the public equity markets significantly impacted the feasibility of an IPO. At that time, Mr. Thedford met with a potential strategic partner in the same business as VFS (“Party A”), which expressed an interest in acquiring VFS. On November 21, 2007 Party A submitted an unsolicited Letter of Intent to acquire VFS at a price of $10.00 per share in cash. Then, on November 26, 2007, EZCORP submitted a non-binding proposal to acquire at least 70% of VFS at $10.50 per share.
     Due to interest received from potential buyers, on January 17, 2008, VFS engaged Stephens to act as exclusive financial advisor and provide a fairness opinion on any potential transaction. Stephens was instructed to assist VFS in identifying potential acquirers and conduct negotiations in a potential transaction, should a transaction occur.
     From the point when Stephens was engaged through March 14, 2008, Stephens approached seven additional parties which had previously expressed interest in VFS (including private equity investors referred to as Party B, Party C, Party D, and Party E, described below) and received, on behalf of VFS, two additional offers from potential buyers. Also during this period, Party A withdrew its offer, citing changes in market conditions.
     On January 18, 2007, VFS received a Letter of Intent from a potential buyer (“Party B”) to acquire VFS in a leveraged buyout transaction at $9.30 per share in which management Shareholders would rollover 75% of their equity interest.
     On January 29, after multiple conversations with Stephens regarding its interest in acquiring VFS, another party (“Party C”) was provided with due diligence materials so that it could move towards submission of a binding offer.
     During January, one of the parties contacted (“Party D”) indicated that it was not interested in a majority transaction due to size parameters. While it was open to examining a minority recapitalization investment, Party D acknowledged an offer greater than $10.00 per share would likely be a challenge.

     During January, another party (“Party E”) indicated that it had some interest in acquiring VFS, but was significantly behind in terms of the due diligence process. Additional diligence information was sent to Party E, but Party E failed to respond to subsequent contact from Stephens after the due diligence information was supplied.
     On January 29, 2008, Stephens presented a process update to the VFS board of directors which provided an overview of discussions with interested parties and the current status of each of the parties. Stephens outlined the key due diligence items outstanding with each party, as well as its view on each party’s willingness to increase its offer price.
     On February 1, 2008, Party C submitted an offer to acquire VFS, offering an Enterprise Valuation of $96.0 million, or approximately $9.87 per share based on VFS’s year end balance sheet. Due to the nature of the offer, i.e. a specified enterprise value was submitted rather than a per share valuation, Party C’s implied offer price per share fluctuated with VFS’s debt balance at any given point in time. Based on March 31, 2008 projected net debt levels, the offer implied an offer of approximately $10.55 per share. Party C also concurrently submitted a draft purchase agreement.
     On February 11, 2008, Mr. Thedford, two members of the VFS board, Mr. Slatery and Mr. Hyneman, and Stephens representatives met in New York with Mr. Phillip Cohen, financial adviser to EZCORP who also controls all of EZCORP’s Class B Voting Common Stock, and Mr. Brinkley, the Chairman of EZCORP. The purpose of the meeting was to discuss VFS’s business plan and forecasts, as well as other aspects of VFS’s business. Discussion also centered on any integration between the two companies if a transaction was to occur, as well as logistics behind any such transaction. During the meetings, Mr. Brinkley discussed his desire to complete a transaction; however, he stated that he would need, as proof of commitment, agreements signifying a vote in favor of the transaction from a majority of each share class.
     The EZCORP representatives conveyed to VFS a revised offer price of $11.00 per share. EZCORP’s offer was contingent on the tender of a minimum of 70% of VFS’s outstanding shares, on an as-converted basis. Along with its offer, EZCORP stated that it would immediately move to execute a purchase agreement if it received voting agreements in which shareholders, representing a majority of shares from each class of capital stock of VFS, agreed to vote in favor of the transaction.
     On March 14, 2008, EZCORP and VFS executed a purchase agreement (the “Purchase Agreement”). On March 17, 2008, EZCORP issued a press release announcing the execution of the Purchase Agreement. The Purchase Agreement, however, was terminable at any time by EZCORP.
     On May 19, 2008, EZCORP brought to VFS’s attention certain liabilities, totaling $5.2 million, that it felt should be paid by the selling shareholders through a reduction in the $11.00 per share offer price. These liabilities included $3.2 million of items previously disclosed and/or accrued, along with $2.0 million of new items not present in the financial information presented prior to the signing of the Purchase Agreement.
     On May 28, 2008, EZCORP agreed to acquire 100% of VFS’s outstanding capital stock for $11.00 per share (the “Offer Price”) and assume all outstanding liabilities. It was also agreed that the transaction would be structured as a merger, and the Offer Price would be paid in the form of cash and shares of EZCORP Class A Non-voting Common Stock.
     During the week of May 30, 2008, EZCORP and VFS were advised by legal counsel that a pro rata distribution of EZCORP Class A Non-voting Common Stock to all 155 shareholders would require a Form S-4 filing, and a significant delay to the closing date. VFS agreed to restrict the distribution of EZCORP Class A Non-voting Common Stock to up to 15 accredited shareholders in order to allow EZCORP to file a Form S-3.
     On June 4, 2008, VFS received written notice that EZCORP elected to terminate the Purchase Agreement in order to move forward with a merger. On June 5, 2008, a merger agreement was executed with EZCORP and the Merger Sub.
     In connection with the new merger structure, VFS would be required to amend its articles of incorporation and a majority of the holders of each class of VFS participating shares would be required to vote in favor of converting such participating shares into VFS common shares.
     On July 28, 2008, the VFS board met to discuss the amendment, the conversion, the merger and the merger agreement. At the meeting, the VFS board discussed various market conditions beyond VFS’ control, primarily the actual, or perceived, decline in the United States economy, that had caused the pawn industry to experience substantial growth in the first half of 2008. In particular, in the three months following April 30, 2008, VFS had experienced higher than expected financial performance. This growth and performance led to the following special circumstances which the VFS board discussed at the meeting.
•	The merger consideration, as of December 31, 2007 represented; among other things: (1) a fully diluted equity value of approximately $73 million; (2) an enterprise value of approximately $104 million; and (3) a multiple of approximately 7.4 x the last twelve months’ EBITDA of the Corporation (“LTM EBITDA”).

•	As of December 31, 2007, the LTM EBITDA was approximately $14.1 million; as of April 30, 2008, the LTM EBITDA was approximately $15.2 million; and as of June 30, 2008, the LTM EBITDA was approximately $16.1 million (the June 30, 2008 information is available for your review in the financial statements attached hereto as Exhibit ).

•	The overall debt of the corporation decreased from December 31, 2007 to June 30, 2008.

•	The Merger Consideration, using the fully diluted equity value and enterprise value from December 31, 2007, and the LTM EBITDA for June 30, 2008, represents a multiple of approximately 6.6 instead of the approximately 7.4 used in December 31, 2007.

•	Comparable public companies were trading at per share prices in June 30, 2008 as compared to December 31, 2007 that represented increased multiples of LTM EBITDA from December 31, 2007 to June 30, 2008.
     Based on the above special circumstances, the VFS board determined that the valuation analysis utilized by Stephens and the VFS board in determining the fairness of the consideration for the merger and the enterprise value of VFS, as well as the assumptions underlying the Stephens Opinion, were no longer reliable to accurately evaluate the merger consideration. As a result of this, the VFS board determined that it could not make a recommendation to the VFS shareholders regarding whether to approve or not approve the amendment, the conversion, the merger or the merger agreement.
     VFS held a special meeting of its shareholders on August 8, 2008. At the special meeting a majority of each class of VFS’s shareholders voted against the amendment, the conversion, the merger and the merger agreement.
     On August 9, 2008, the VFS board convened telephonically for a special board meeting. The board agreed to terminate the merger agreement entered into with EZCORP on June 5, 2008, and instructed its outside legal advisor, Greenberg Traurig, to send notice of VFS’s termination to EZCORP that day, which Greenberg did.
     On August 15, 2008, Mr. Cohen and Mr. Thedford had a telephone conversation in which a meeting was proposed to be held in New York City with him and Mr. Brinkley, along with Mr. Hyneman and Mr. Slatery, to determine the reason for the termination of the June 5, 2008 merger agreement and explore whether there was any basis for another transaction. The meeting was held on August 19th and attended by all five people. During the meeting, material differences between the parties were identified in terms of price and structure. It became clear to the parties that further negotiations would not be productive, they determined that a transaction was not possible, and terminated discussions.
     On August 23, 2008, Mr. Cohen initiated a telephone conversation between himself, Mr. Thedford, Mr. Hyneman and Mr. Slatery. During this conversation, Mr. Cohen presented a possible structure to address the parties’ prior concerns and impasse. He put forth the idea that EZCORP might acquire 100% of VFS shares pursuant to a merger transaction whereby each share of VFS Common Stock would be converted into 0.75 shares of EZCORP Class A Non-voting Common Stock. EZCORP, under this possible structure, would also provide VFS shareholders some price protections if they sell their EZCORP Shares received in the merger within 125 days after the closing of the merger. This possible structure would require EZCORP to pay any VFS selling shareholder the difference between $14.67 per share and the gross price per share the selling shareholder actually received, if less than $14.67 per share, up to a maximum of $4.01 per share, and an aggregate of $20 million. (The total maximum amount payable for the deficiency guaranty as it was finally negotiated is slightly less than $20 million.) In addition to the deficiency guarantee payment, Mr. Cohen also suggested that the parties consider having EZCORP pay a premium to former VFS shareholders who sell their EZCORP Shares within 125 days after the closing of the merger for more than $14.67 per share. The aggregate maximum for the premium reserve would be $6,646,527. The amount the VFS shareholders would be paid depended on when they sold their EZCORP Shares. If the VFS shareholders sold their EZCORP Shares within the first 30 day period from the date of the closing of the merger, they would be paid $1.33 per share; during the second 30 day period, $1.00 per share; during the third 30 day period, $.67 per share; and during the fourth 30 day period from the date of the closing of the merger; $.33 per share.

     After the telephone call with VFS representatives, Mr. Cohen telephoned Mr. Brinkley, presented the idea for the new structure and advised Mr. Brinkley that he had presented the idea to VFS for their review. Mr. Cohen and Mr. Brinkley discussed the various elements of the idea. Mr. Brinkley agreed to contact VFS representatives directly in the next few days to discuss the proposal in greater detail and determine whether VFS had interest in pursuing a new transaction based on the proposed structure.
     The concerns considered by EZCORP in the new structure were:
•   EZCORP preferred to issue its equity securities instead of paying cash because it wanted to preserve its cash and minimize the use of its credit lines.
•   The use of EZCORP stock as merger consideration, in a general offering to VFS shareholders, would delay the closing while the securities were being registered. This delay would introduce an element of uncertainty into the value of the merger consideration. Mr. Cohen recommended addressing this uncertainty by providing a price protection, and so Mr. Cohen proposed for consideration the use of the deficiency guaranty.
•   EZCORP had reason to believe that it was likely that VFS was in acquisition discussions with at least one other party, possibly at a price greater than EZCORP’s valuation of $11.00 per share of VFS Common Stock. To increase the attractiveness of the EZCORP stock as merger consideration and discourage other potential bidders, Mr. Cohen put forth the idea of the premium reserve, which provided the possibility of additional consideration based on the performance of EZCORP shares in the period following the closing of the transaction.
     The exchange ratio of 0.75 EZCORP Shares for each share of VFS Common Stock was offered by EZCORP based on its cash offer of $11.00 per share of VFS Common Stock. EZCORP did not engage in a detailed price analysis before settling on this ratio. EZCORP was aware that dividends continued to accrue on the VFS Series A-2 Participating Stock and that VFS was experiencing a profitable year, at least through the first six months of 2008, without engaging in a more detailed price analysis in September 2008. The EZCORP stock price of $14.67 per share that was used as the price on which the deficiency guaranty and the premium reserve were calculated was the approximate trading price of EZCORP Class A Non-voting Common Stock on August 22, 2008, the trading day immediately prior to the August 23 negotiation.
     On August 25, 2008, VFS received a letter of intent from another private equity investor (“Party F”) offering to purchase 100% of VFS’ outstanding shares for $11.50 per share, minus certain expenses to be paid by VFS shareholders, which would have lowered the price paid per share by approximately $0.18. The offer was available until August 31, 2008.
     On August 28, 2008, the VFS board convened telephonically for a special board meeting. Management updated the board on its analysis of the terms of the letter of intent provided by Party F. One of the conditions to the offer was that management would be required to keep an equity stake in the company equal to not less than 85% of its current equity interest. Management informed the board that this provision was not acceptable to them. Furthermore, the offer was subject to extensive due diligence and third-party debt financing. The board instructed management to contact Party F and request that the deadline for a response be extended until September 5, 2008 in order to give management and the board additional time to review and discuss the proposal. The board also discussed the proposed new merger terms of EZCORP and the board decided to request a written summary of the proposed merger terms from EZCORP.
     Also on August 28, 2008, EZCORP held an informational call with Mr. Cohen and a majority of the EZCORP board members. Mr Brinkley updated the EZCORP board participants on the meeting with VFS representatives on August 19, 2008, and Mr. Cohen’s subsequent idea on a possible structure. Mr. Brinkley said that VFS had expressed interest in further exploring Mr. Cohen’s idea and had requested a written summary of the proposed terms. Mr. Brinkley, Mr. Cohen and the participating EZCORP board members discussed the proposal and next steps in pursuing a possible new transaction with VFS.
     On August 29, 2008, Mr. Brinkley, Mr. Thedford, Mr. Hyneman, Mr. Slatery, and representatives from Greenberg and Strasburger & Price, outside legal advisor for EZCORP, convened telephonically to discuss the written summary of proposed merger terms circulated by EZCORP the day before. The parties agreed to meet the following Tuesday in Austin to pursue further discussions.
     On September 2 and 3, 2008, Mr. Thedford and representatives from Greenberg and Strasburger met in Austin to discuss the terms for a proposed new merger agreement. Mr. Brinkley and Mr. Hyneman joined these discussions telephonically. During these discussions the parties agreed that only the 18 largest VFS shareholders would receive EZCORP Shares, and the corresponding deficiency guarantee and premium reserve, and all the other VFS shareholders would receive $11.00 cash for each of their VFS shares. The parties felt that this structure would enable the transaction to be closed rather quickly, as EZCORP would be able to use the simpler Form S-3 to register with the SEC the EZCORP Shares to be issued in the merger. If all VFS shareholders were receiving EZCORP Shares in exchange for their VFS shares, EZCORP would have to use a Form S-4 to register the EZCORP Shares to be issued in the merger with the SEC, which would delay the closing of the merger for several months and also require both parties to incur additional legal expenses.
     From September 4 to September 10, 2008, Mr. Thedford and Mr. Brinkley continued their discussions but no major changes in the terms of the proposed transaction were made. At the instruction of Mr. Thedford and Mr. Brinkley the parties’ law firms, Greenberg and Strasburger, drafted a revised merger agreement and a registration statement to the EZCORP Shares to be issued to VFS shareholders in the proposed transaction.
     On September 5, 2008, Party F terminated its offer and any further discussions regarding its acquisition of VFS.
     On September 10, 2008, Stephens rendered its written opinion to the VFS board that as of that date, and based upon and subject to certain matters stated in that opinion, from a financial point of view, the merger consideration to be offered by EZCORP to VFS shareholders in the merger was fair to the VFS shareholders.
     On September 11, 2008, the VFS board convened telephonically for a special board meeting to receive a status update on the proposed merger with EZCORP and discuss any open issues. After the VFS board meeting, the EZCORP board convened a special meeting. Mr. Brinkley updated the EZCORP board on the status of the VFS transaction and obtained approval of the proposed new terms subject to completion of the revised agreement.
     On September 12, 2008, the VFS board convened in the morning telephonically for a special board meeting. A representative of Greenberg was also in attendance. Greenberg reviewed with the board the remaining open issues with respect to the merger agreement, including issues regarding having only the 18 largest VFS shareholders receive EZCORP Shares. The VFS board discussed offering the ability to have any of the VFS shareholders acquire

EZCORP Shares. Or in the alternative, have the option to acquire either 0.75 EZCORP Shares or $11.00 cash for each VFS share. The VFS board decided not to approve the merger under the current terms, and instructed management to schedule a call with Mr. Brinkley for later in the day to discuss changing the terms of the proposed merger to allow all VFS shareholders to elect to receive either 0.75 EZCORP Shares, with the price protections, or $11.00 for each VFS share they own.
     In the afternoon of September 12, 2008, certain VFS board members, Mr. Brinkley, along with representatives of Greenberg and Strasburger, convened telephonically to discuss issues regarding the fact that only the top 18 shareholders of VFS would receive EZCORP Shares in the transaction. During this discussion, both parties agreed that the merger agreement would be revised to provide all VFS shareholders with the option to elect to receive either 0.75 EZCORP Shares, with the price protections, or $11.00 cash for each VFS share they own. Mr. Brinkley then stipulated that any cash consideration would be limited to 20% or less of the consideration to be paid for the VFS common stock, and would be pro rata if more VFS shareholders than the maximum elected to receive the cash consideration.
     From September 13 to September 15, 2008, attorneys from Greenberg and Strasburger redrafted the merger agreement to reflect the new terms of the merger involving the offer of either the combination EZCORP Shares with price protections or $11.00 cash as merger consideration, under the direction of Mr. Thedford and Mr. Brinkley.
     On September 15, 2008, the VFS board convened telephonically for a special board meeting. At this meeting, representatives of Greenberg and VFS’s management reviewed with the VFS board the final changes to the merger agreement, which had been provided to the directors prior to the meeting, and the voting agreement, and responded to questions from the directors regarding the terms and conditions of the merger agreement. The final proposal submitted by EZCORP reflected a purchase price of 0.75 shares of EZCORP Class A Non-voting Coming Stock or $11.00 cash for each VFS share owned by such shareholder at the effective time of the merger. The cash consideration would be limited to 20% or less of the consideration to be paid for the VFS common stock and would be pro rata if more VFS shareholders than the maximum elected to receive the cash consideration.
     Although the merger agreement was revised to provide each shareholder with the right to select the category of merger consideration to be received (e.g., cash or stock), the VFS board did not request Stephens to provide an updated fairness opinion because Stephens had only opined as to the fairness, from a financial point of view, of the merger consideration of $11.00 per share and not as to the category of consideration to be received. Accordingly, because the merger consideration of $11.00 per share remained the same and Stephens had already opined as to its fairness, from a financial point of view, the VFS board did not believe that an updated fairness opinion would have provided it with any new or meaningful information.
     At the conclusion of the September 15, 2008 meeting, the VFS board unanimously adopted resolutions approving the merger agreement with EZCORP, the merger, the amendment, the conversion and the other transactions contemplated by the merger agreement, declaring the merger advisable and in the best interests of VFS shareholders, authorizing VFS to enter into the merger agreement and recommending that VFS shareholders approve the merger agreement, the merger, the amendment and the conversion.
     The merger agreement was executed by VFS, EZCORP and Merger Sub on September 16, 2008, and the voting agreement was executed by the three directors of VFS and EZCORP on

September 16, 2008. On September 17, 2008, after the close of trading on the NASDAQ Global Market, EZCORP issued its press release announcing the signing of the merger agreement and the voting agreement.
Recommendations of the EZCORP and VFS Boards of Directors
     EZCORP. The merger was recommended by the board of directors of Merger Sub and approved by EZCORP’s board of directors on behalf of EZCORP as the sole shareholder of Merger Sub on September 16, 2008.
     VFS. By unanimous vote, the VFS board of directors, at a meeting held on September 16, 2008, determined that the merger agreement and the transactions contemplated by the merger agreement were advisable for, fair to and in the best interests of VFS and its shareholders, and approved the merger agreement, the merger, the amendment, the conversion and the other transactions contemplated by the merger agreement. The VFS board of directors unanimously recommends that VFS shareholders vote FOR the proposals to adopt the amendment, the conversion, the merger agreement and the merger.
Reasons for the Merger
     The board of directors and management of VFS has provided the following description of their reasoning in considering the transactions presented in this proxy statement/prospectus.
     In reaching its decision to approve the amendment, the conversion, the merger agreement, the merger and the other transactions contemplated by the merger agreement and to recommend that VFS shareholders vote in favor of each of the foregoing, VFS’s board of directors consulted extensively with VFS’s management and VFS’s financial and legal advisors. VFS’s board of directors considered a number of potentially positive factors, including but not limited to the following material factors:
•	an assessment of alternatives to the merger, including development opportunities and other possible acquisition candidates, and the determination that the merger with EZCORP presented a unique opportunity to enhance and expand VFS’ operations;

•	the risks involved in VFS implementing its existing growth strategy with respect to increasing market share outside of Florida would be significantly reduced by merging with EZCORP, as the merger would provide instant market share and positioning to VFS;

•	the competitive position of current and likely competitors in the industry in which VFS competes, and current industry, economic, and market conditions, each indicated that VFS would benefit as it would be able to compete with larger pawn companies as they implement their growth strategies in Florida and the Southeast in general;

•	Stephens’ oral and written opinion that, as of September 10, 2008, the merger consideration to be received by the holders of the VFS shares in the merger was fair, from a financial point of view, to such shareholders;

•	the terms and conditions of the merger agreement permitted holders of VFS shares to participate in the deficiency guaranty and the premium reserve, which provides holders of VFS shares the opportunity to receive merger consideration in excess of what they would have received under other prior offers in connection with transactions similar to the merger;
•	in the prior merger agreement with EZCORP, the price of EZCORP Shares VFS shareholders would receive was determined on the day of the closing instead of a 30 day weighted average, and that since the execution of the prior merger agreement, the EZCORP Shares had increased in value substantially, and the merger agreement contains the deficiency guaranty;

•	other offers received with respect to transactions similar to the merger, including but not limited to, the fact that one such offer was contingent on due diligence, third party financing and management retaining 85% of their current equity position in VFS, and the likelihood of the greatest liquidity position for the holders of VFS shares in connection with the merger versus the other offers;

•	the price of gold was trending upward at the time of the execution of the prior merger agreement but at the time of the execution of the merger agreement, gold was trending downward indicated that trading multiples in the industry could fall if the value of gold continued to fall;

•	feedback from VFS shareholders indicated that they desired VFS to execute an exit strategy;

•	the cash consideration to be received by VFS shareholders electing to receive cash was not subject to any financing contingency and EZCORP had shown adequate resources from which to fund such cash payment, which provides certainty and immediate value to these VFS shareholders;

•	the business, competitive position, strategy and prospects of EZCORP, its success to date in integrating other acquired, although smaller, businesses and the perceived value of EZCORP and VFS as a combined business each indicated that VFS would achieve a greater opportunity for growth in a shorter period of time than it would if it implemented its existing growth strategy or merged with other potential pawn companies;

•	the likelihood that the proposed merger would be completed, in light of the financial capabilities of EZCORP as well as its reputation, provided certainty with respect to the merger; and

•	the trends in the pawn industry, specifically the significant trend in positive valuations and increased trading multiples in companies similarly situated to VFS provided VFS shareholders the opportunity to receive consideration greater than they would have under the prior merger agreement.
          The VFS board of directors also considered a variety of risks and other potentially negative factors resulting from the merger, including but not limited to the following material factors:

•	VFS will no longer exist as an independent private company, therefore, its shareholders will forgo any future increase in value that might result from possible growth as a standalone company;

•	risks and contingencies related to the announcement and pendency of the merger that may adversely affect VFS, including the unknown impacts of the merger on customers, employees, suppliers, and relationships with other third parties, including the potential negative reaction of these parties to the fact that VFS would be merging with another party or acquired by EZCORP;

•	the conditions to EZCORP’s obligation to complete the merger and the right of EZCORP to terminate the merger agreement in certain circumstances, including for breaches by VFS of its representations, warranties, covenants and agreements in the merger agreement, involve certain risks that the merger may not be consummated;

•	VFS and/or EZCORP might not receive necessary regulatory approvals and clearances to complete the merger or that governmental authorities could attempt to condition the merger on one or more of the parties’ compliance with certain burdensome terms or conditions;

•	under the terms of the merger agreement, VFS cannot solicit other acquisition proposals and must pay EZCORP a termination fee of $5 million if the merger agreement is terminated under certain circumstances, which, in addition to being costly, might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to shareholders than the merger;

•	certain directors and executive officers of VFS may have interests that may conflict with the interests of other VFS shareholders with respect to the merger, including, but not limited to the fact that an affiliate of EZCORP intends to employ Mr. Thedford;

•	pursuant to the merger agreement, VFS must generally conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to closing of the merger or termination of the merger agreement, which may delay or prevent it from pursuing business opportunities that may arise or preclude actions that would be advisable if VFS were to remain an independent company;

•	because the stock portion of the merger consideration is a fixed exchange ratio of EZCORP common stock to VFS common stock, VFS shareholders could be, despite the deficiency guaranty, adversely affected by a decrease in the trading price of EZCORP’s common stock during the pendency of the merger and the effectiveness of the registration of the EZCORP Shares, and the fact that the deficiency guaranty is limited to $20 million;

•	the integration by EZCORP and VFS could be more difficult than originally expected, which could adversely affect the value of the EZCORP Shares;

•	EZCORP’s equity would be substantially diluted after giving effect to the merger; and

•	the possibility that, notwithstanding the likelihood of the merger being completed, the merger might not be completed and the possible negative effects that may result from the public announcement of termination of the merger agreement, including but not limited to negative effects on VFS’s operating results, particularly in light of the costs incurred in connection with the merger.
     The foregoing discussion of the information and factors considered by VFS’s board of directors is not exhaustive, but VFS believes it includes all the material factors considered by its board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, VFS’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, VFS’s board of directors viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors. After considering this information, all members of VFS’s board of directors unanimously approved the amendment, the conversion, the merger agreement and the merger, and recommended that VFS shareholders adopt and approve each of the foregoing.
The Stephens Fairness Opinion
     VFS retained Stephens to act as a financial advisor to VFS in connection with the possible sale of VFS or an interest in VFS to another business organization, whether by merger or sale of all or substantially all of VFS’s assets. In its role as financial advisor, Stephens was requested, among other things, to review and analyze strategic alternatives, and to furnish an opinion as to the fairness, from a financial point of view, to shareholders of the consideration to be offered to those Shareholders in a potential transaction (for purposes of this section regarding the Stephens opinion, the transaction is the merger). VFS selected Stephens because Stephens is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger agreement and is familiar with VFS and its business, and with other consumer finance companies and their respective businesses. As part of its investment banking business, Stephens is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.
     On September 10, 2008, Stephens rendered its written opinion to the board that as of that date, and based upon and subject to certain matters stated in that opinion, from a financial point of view, the merger consideration to be offered by EZCORP Shares to VFS shareholders in the merger was fair to the VFS shareholders.
     The following description summarizes the important aspects of the Stephens opinion. The full text of Stephens’ written opinion, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Stephens in delivering its opinion, is attached as Exhibit C to this document. The VFS shareholders are urged to read the opinion carefully and in its entirety.
     Stephens addressed its opinion in connection with the merger consideration to the board. The opinion does not constitute a recommendation to any VFS shareholder as to how they should vote with respect to the merger agreement or any other matter. The opinion addresses only the fairness of the merger consideration to the shareholders from a financial point of view as of the date of the opinion. It does not address the relative merits of the merger agreement in comparison with any potential alternatives to the merger. Further, it does not address the underlying decision of the board to proceed with or effect the merger, or any other aspect of the board’s consideration of the merger.
     In rendering its September 10, 2008 opinion, Stephens:
•	reviewed, among other things:
o	the merger agreement,

o	VFS’s historical financial statements provided by VFS’s management,

o	certain internal financial statements and other financial and operating data (including financial projections) concerning VFS prepared by management of VFS,

o	Annual Reports on Form 10-K for the three years ended September 30, 2007, 2006 and 2005 of EZCORP,

o	certain Quarterly Reports on Form 10-Q of EZCORP, and

o	other financial information concerning the respective businesses and operations of VFS and EZCORP furnished to Stephens by VFS and EZCORP for purposes of Stephens’ analysis;
•	held discussions with members of the board and senior management of VFS and EZCORP regarding:
o	past and current business operations,

o	financial condition,

o	results of operations, and

o	growth initiatives and future prospects of the respective companies;
•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for both VFS and EZCORP and compared them with those of certain publicly traded companies that Stephens deemed to be relevant;

•	compared the proposed financial terms of the merger agreement with the financial terms of certain other transactions that Stephens deemed to be relevant; and

•	performed such other analyses and provided such other services as Stephens has deemed necessary or appropriate.
     In conducting its review and analysis and in arriving at its opinion, Stephens assumed and relied upon the accuracy and completeness of the financial and other information provided to or otherwise made available to Stephens, or that was discussed with or reviewed by Stephens, or that was publicly available. Stephens did not attempt or assume any responsibility for independent verification of that information. Stephens further relied upon the assurances of management that they were not aware of any facts or circumstances that would make that information inaccurate or misleading. In arriving at its opinion, Stephens assumed that the estimates provided by our management were a reasonable basis to evaluate future financial performance. Stephens also examined and prepared financial estimates that analyzed, in its view, normalized pawn growth by affecting estimates for lower gold prices. In arriving at its opinion, Stephens did not conduct a physical inspection of any properties and facilities and did not make or obtain any evaluations or appraisals of any assets or liabilities. The Stephens opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the Stephens opinion.
     For purposes of rendering its opinion, Stephens assumed that, in all respects material to its analyses:
•	the merger agreement will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger agreement will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger agreement, no restrictions, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger agreement, including the cost savings, revenue enhancements and related expenses expected to result from the merger agreement.
     Stephens’ opinion is not an expression of an opinion as to the prices at which the EZCORP Shares will trade following the merger agreement and it is not an expression of an opinion as to the actual value of the EZCORP Shares when issued pursuant to the merger agreement.
     In performing its review and analyses, Stephens made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Stephens, VFS and EZCORP. Any estimates contained in the analyses performed by Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of the businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Stephens opinion was among several factors relied upon by the board in making its determination to approve the merger agreement. Consequently, the analyses described below should not be viewed as determinative of the decision of the board with respect to the approval of the merger agreement.

Summary of Financial Analyses
     The following represents a summary of the material financial analyses performed by Stephens in connection with providing its September 10, 2008 opinion. The summary is not a complete description of the analyses underlying the Stephens opinion or the presentation provided by Stephens to the board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.
     Some of the summaries of financial analyses performed by Stephens include information presented in tabular format. In order to fully understand the financial analyses performed by Stephens, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Stephens.
Implied Transaction Multiples
     Stephens calculated the merger consideration to be paid as a multiple of the last twelve months’ EBITDA, EBIT, and Net Income, and 2008 estimates based on information provided by VFS’s management.
     Stephens calculated an implied equity value by multiplying $11.00 by the sum of the number of all shares of Series A-1, Series A-2, plus Series B participating stock after conversion into common stock, assuming the exercise of all in-the-money options, less the proceeds from such exercise. Stephens then calculated an implied enterprise value based on the equity value plus (1) total debt outstanding, plus (2) Series A-2 Dividends Payable of $3.1 million, plus (3) other liabilities assumed by EZCORP at close which total $300,000.
     As used in this description of Stephens’ financial analyses, “EBITDA” means earnings before interest, taxes, depreciation and amortization, “EBIT” means earnings before interest and taxes, and “Net Income” means EBIT less interest and taxes.

Enterprise Value to:	Multiple
LTM 7/31/08 Revenue	0.9x
FY 2008 Revenue Estimate	0.9x
LTM 7/31/08 EBITDA	6.4x
FY 2008 EBITDA Estimate	6.1x
LTM 7/31/08 EBIT	7.2x
FY 2008 EBIT Estimate	6.9x

Equity Value to:	Multiple
LTM 7/31/08 Net Income	10.5x
FY 2008 Net Income Estimate	8.8x
Publicly Traded Corporation Analysis
     Stephens reviewed and analyzed seven public companies in the alternative financial services (“AFS”) industry that it viewed as reasonably comparable to VFS. Stephens chose the following companies due to their various similarities to VFS, but also noted that none of the companies had wholly the same operations, size, and combinations of businesses and risks as VFS:
•	Advance America, Cash Advance Centers, Inc.

•	Cash America International, Inc.

•	Dollar Financial Corp.

•	EZCORP, Inc.

•	First Cash Financial Services, Inc.

•	QC Holdings, Inc.

•	World Acceptance Corporation
     These companies were selected, among other reasons, because they share similar business characteristics to VFS. However, none of the companies selected is identical or directly comparable to VFS. Accordingly, Stephens made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies. Below is a table showing the EBITDA and Net Income multiples reflected in recent trading prices of these selected companies based upon the reported and consensus estimated revenues and earnings of such companies for the twelve months ended June 30, 2008 and the 2008 calendar year.
Based on 09/09/2008 Closing Price

Median
Comparable
	VFS	Companies
Enterprise Value to:
LTM 9/30/08 EBITDA	6.4 x	7.5 x
2008 EBITDA Estimate	6.1 x	6.4 x
2009 EBITDA Estimate	5.6 x	6.0 x

Equity Value to:
2008 Net Income Estimate	8.8 x	11.2 x

     The reported and estimated last twelve months ended June 30, 2008, 2008E and 2009E EBITDA for each of the selected comparable companies were based on market consensus estimates, public filings, and other publicly available information at the time the opinion was delivered. The following analysis assumes equity value to be enterprise value less total debt; and implied share price is calculated as enterprise value less total debt, plus options proceeds, divided by total shares and options outstanding. The following analysis assumes $1.0 million of public company costs for VFS. The multiples chosen to apply to VFS’s metrics represent a range surrounding the median trading multiple of the seven publicly traded AFS companies.

LTM 6/30/08
	EBITDA	2008E EBITDA	2009E EBITDA
Multiple Range	7.0x — 8.0x	5.9x — 6.9x	5.5x — 6.5x
Enterprise Value ($ millions)	$104.7 — $119.8	$97.6 — $114.1	$99.3 — $117.5
Equity Value ($ millions)	$71.1 — $86.2	$64.0 — $80.5	$65.6 — $83.8
Implied Share Price	$10.70 — $12.97	$9.63 — $12.11	$9.88 — $12.61
Selected Merger and Acquisition Transactions
     Stephens reviewed the following eleven selected merger and acquisition transactions involving AFS companies. These transactions were selected, among other reasons, because they involved businesses that share some similar business characteristics with VFS. However, none of the transactions selected are identical or directly comparable to the merger. Accordingly, Stephens made judgments and assumptions concerning differences in financial, operating and other characteristics of the businesses involved in the selected transactions and other factors that could affect the transaction value of the selected transactions. To the extent transaction details were disclosed publicly, Stephens Inc. was able to review the transaction revenue and EBITDA multiples based on the reported revenues and EBITDA of the target companies during the twelve month period preceding their acquisitions and to develop an implied range of enterprise values for VFS.

		EV /	EV /
Announcement Date	Acquirer Name	Target Name	Revenue	EBITDA
September 5, 2008	EZCORP	11 Nevada Stores	—	6.3x

January 9, 2008	London Bay Capital	Selling Source	1.0x	6.0x

October 11, 2007	Dollar Financial Group	CCS Financial Services	2.2x	8.0x
August 30, 2007	Dollar Financial Group	American Payday Loan	2.1x	6.0x
December 1, 2006	QC Holdings	Express Check Advance	1.4x	—
(Divesture of South Carolina Locations)
November 13, 2006	Dollar Financial Group	MoneyCorner	2.6x	5.6x

		EV /	EV /
Announcement Date	Acquirer Name	Target Name	Revenue	EBITDA
October 31, 2006	Dollar Financial Group	National Money Mart Canadian Franchisees	2.7x	6.4x
August 28, 2006	First Cash Financial Services	Auto Master	0.9x	6.7x
August 23, 2006	Golden Gate Capital	California Check Cashing	2.7x	6.2x
July 10, 2006	Cash America	CashNetUSA	—	6.5x
June 7, 2006	JLL Partners	ACE Cash Express	1.7x	7.9x
May 1, 2006	Diamond Castle Partners	Buckeye Check Cashing	2.3x	6.8x
September 21, 2005	ACE Cash Express	Popular Cash Express	1.3x	4.0x
     In this analysis, Stephens reviewed the transaction prices and determined the multiples of the target companies’ ''last twelve months’’ EBITDA represented by each transaction price. Stephens then developed multiples to apply to the last twelve months’’ EBITDA of VFS to estimate a range of implied enterprise values for VFS. The multiples chosen to apply to VFS’s metrics were not entirely mathematical in nature, but were developed with careful consideration of the differences in the businesses and operating characteristics of VFS and the target companies as well as other market factors which could affect the market values of these companies.
     The implied share price is calculated by multiplying VFS’s last twelve months’ EBITDA by the applied multiples developed by Stephens (to get a range of implied enterprise values), subtracting VFS’s total debt, adding the aggregate exercise price of outstanding options, and dividing that result by the total number of outstanding shares and options of VFS.

Enterprise
Value / LTM
EBITDA
Applied Multiples	5.9x – 6.9x
Implied Share Price	$9.20 – $11.62
Discounted Cash Flow Analysis — Scenario I
     Stephens performed an analysis of the present value of projected future cash flows of VFS based on VFS management’s financial projections, which were as follows:

	For the Projected Fiscal Year Ended December 31,
	2008	2009	2010	2011	2012
Revenue ($ millions)	$121.2	$137.1	$158.2	$179.5	$204.4
EBITDA ($ millions)	$17.5	$19.2	$25.0	$30.2	$35.8
Net Income ($ millions)	$8.3	$9.4	$13.2	$16.4	$19.9

     The terminal value multiple was chosen to be 6.4x projected 2012 EBITDA based on the median comparable company acquisition multiple. The cash flows were discounted using a range of discount rates, 20.2% — 24.2%, based on the company’s weighted average cost of capital of 22.2%.

	Terminal
	Multiple	Assumed Discount Rate

		20.2%	22.2%	24.2%

Implied Price per Share:	6.4x	$15.27	$14.02	$12.88
Discounted Cash Flow Analysis — Scenario II
     Stephens performed an analysis of the present value of projected future cash flows of Value assuming normalized pawn industry growth to reflect recent declines in gold prices, which were as follows:

	For the Projected Fiscal Year Ended December 31,
	2008	2009	2010	2011	2012
Revenue ($ millions)	$121.2	$129.7	$138.8	$148.5	$158.9
EBITDA ($ millions)	$17.5	$18.2	$22.0	$25.0	$27.8
Net Income ($ millions)	$8.3	$8.8	$11.4	$13.4	$15.1
     The terminal value multiple was chosen to be 6.5x projected 2012 EBITDA based on the median comparable company acquisition multiple. The cash flows were discounted using a range of discount rates, 20.2% — 24.2%, based on the company’s weighted average cost of capital of 22.2%.

	Terminal
	Multiple	Assumed Discount Rate

		20.2%	22.2%	24.2%

Implied Price per Share:	6.4x	$11.94	$10.94	$10.02
Leveraged Buyout Analysis
     Stephens performed an analysis of the implied price per share consideration to the Shareholders from a financial acquirer in a leveraged buyout transaction. The implied price per share was calculated using a range of required rates of return of 30.0% — 35.0%, based on similar transactions in the AFS industry, and recent regulatory developments. The terminal value multiple was chosen to be 6.4x projected 2012 EBITDA based on the median comparable company acquisition multiple. Any additional assumptions regarding the leveraged buyout were based on precedent transactions and Stephens’ estimates.

	Terminal
	Multiple	Required Rate of Return

		30.0%	35.0%

Implied Price per Share:	6.4x	$10.51	$12.10
Net Operating Loss
     As part of its valuation analysis, Stephens estimated the value of VFS’s Net Operating Loss Carryforwards to an acquirer in a change of control transaction. These Net Operating Loss Carryforwards totaled approximately $7.7 million as of July 31, 2008. The utilization of these Net Operating Loss Carryforwards will be limited in such a transaction to an annual amount equal to equity value multiplied by the long term tax-exempt rate, as outlined in Section 382 of the Internal Revenue Code. Stephens performed an analysis of the projected future cash flows to an acquirer based on an 8.0% discount rate and used the present value to calculate an implied value per share.

8.0% Discount
Rate
Implied Price per Share:	$0.37
     Stephens reviewed the implied share prices for VFS based on comparable company analysis, the selected merger and acquisition transactions, the discounted cash flow analysis, the leveraged buyout analysis and the value per share to an acquirer of VFS’s Net Operating Loss Carryforwards, and compared them to the consideration to be received by the Shareholders in the merger of $11.00 per share in cash.
Relative Stock Price Performance
     Stephens also analyzed the price performance of EZCORP Class A Non-Voting Common Stock from September 9, 2005 to September 9, 2008 on the NASDAQ Global Select Stock Market and compared that performance to an index created using six companies in the AFS sector (excluding EZCORP) over the same period. Those comparable companies included:
•	Advance America Cash Advance Centers, Inc.
•	Cash America International, Inc.
•	Dollar Financial Corp.
•	First Cash Financial Services, Inc.
•	QC Holdings, Inc.
•	World Acceptance Corporation

     This analysis indicated the following cumulative changes in price over the period:

Percent Change
EZCORP	174.4%
Comparable Companies	13.7%
Selected Peer Group Analysis
     Stephens compared the operating and financial performance of EZCORP to two groups: (i) publicly traded companies with a pawn business that is a meaningful part of their operations, and (ii) the broader AFS companies:
•	Pawn Brokerage Companies:
o	Cash America International, Inc.

o	First Cash Financial Services, Inc.
•	AFS Companies:
o	Advance America Cash Advance Centers, Inc.

o	Dollar Financial Corp.

o	QC Holdings, Inc.

o	World Acceptance Corporation
The comparisons were based on:
•	Various operating metrics, including:
o	Revenue mix

o	Revenue and earnings performance

o	Loan yields

o	Profitability ratios

o	Store operating efficiency

o	Asset quality
•	Various measures of market performance, including:
o	Enterprise value to EBITDA

o	Price to earnings

o	Price to book

     To perform this analysis, Stephens used the financial information as of and for the quarter ended June 30, 2008 and market price information as of September 9, 2008. Below is the summary operating comparison of publicly traded pawn operators:

	Cash America	First Cash
	International,	Financial	EZCORP,
	Inc.	Services, Inc.	Inc.
Revenue per Store	$1,198	$762	$947
Average Pawn Loan Balance Per Store	$283	$155	$203
Average Merchandise Held for Disposition Per Store	$186	$86	$118

Annualized Yield on Pawn Loans	126.9%	144.3%	146.0%
Margin on Disposition of Merchandise as a % of Proceeds from Sale	37.9%	47.2%	39.5%
Average Annualized Merchandise	2.7x	N/A	3.5x
Turnover
     Stephens also compared certain operating and market performance ratios of EZCORP to the AFS peer group. Stephens’ analysis showed the following concerning EZCORP’s financial performance:

				EZCORP
	Median	High	Low	Shares
Non-Payday Revenue %	55.9%	100.0%	0.0%	71.4%
Calendar Year 2008 Revenue Growth	9.2%	15.5%	(3.8)%	26.2%
Calendar Year 2009 Revenue Growth	7.7%	14.0%	3.3%	15.1%
Calendar Year 2008 EBITDA Growth	5.9%	44.1%	(25.5)%	31.0%
Calendar Year 2009 EBITDA Growth	13.1%	20.7%	7.0%	11.7%
EBITDA Margin	19.4%	32.1%	14.3%	21.1%
Return on Total Assets	10.7%	12.7%	8.7%	16.9%
Return on Common Equity	25.1%	51.4%	13.6%	18.8%

Enterprise Value / 2008 EBITDA	6.0x	8.6x	4.4x	7.0x
Enterprise Value / 2009 EBITDA	4.9x	7.1x	3.9x	6.3x
Equity Value / 2008 Earnings per Share	10.3x	15.1x	7.3x	12.5x
Equity Value / 2009 Earnings per Share	9.0x	12.5x	6.4x	10.9x
Equity Value / Book Equity	2.5x	2.7x	2.3x	2.8x
Financial Impact Analysis
     Stephens performed pro forma merger analyses that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments, and cost savings were used to calculate the financial impact that the merger agreement would have on certain projected financial results of the pro forma company. This analysis indicated the merger agreement is expected to be accretive to EZCORP’s estimated

2008 and 2009 GAAP earnings per share. This analysis was based on published earnings estimates for EZCORP, management estimates for VFS and estimated annual cost savings equal to $1.0 million. For all of the above analyses, the actual results achieved by the pro forma company following the merger agreement may vary from the projected results and any variations may be material.
Other Analysis
     In its September 10, 2008 presentation, Stephens reviewed the relative financial and market performance of VFS and EZCORP to a variety of relevant industry peer groups and indices. Stephens also reviewed historical earnings growth, historical stock performance, earnings estimates, stock liquidity and research coverage for EZCORP.
Miscellaneous
     The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Stephens considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by Stephens. Furthermore, Stephens believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of Stephens’ analyses, without considering all of them, would create an incomplete view of the process underlying Stephens’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Stephens with respect to our actual value.
     In performing its analyses, Stephens made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Stephens or VFS. Any estimates contained in the analyses of Stephens are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by those estimates. The analyses performed were prepared solely as part of the analysis by Stephens of the fairness to shareholders of the consideration to be offered to those Shareholders in the merger, from a financial point of view, and were prepared in connection with the delivery by Stephens of its opinion to the VFS board.
     VFS has paid Stephens a fee for rendering its opinion as to the fairness of the merger consideration, from a financial perspective, to the Shareholders. See Certain Fees in Connection with the Merger, page 82. The board was aware of this compensatory agreement when it received advice from Stephens, when it reviewed the Stephens opinion and when it approved the merger.
     A copy of the Stephens opinion is attached hereto as Exhibit C for your review. The fairness opinion indicates that the opinion “is not intended to be relied upon or confer any rights or remedies upon any . . . shareholder or other equity holder” of VFS. The availability of such a disclaimer as a defense to a suit against Stephens would have to be resolved by a court of competent jurisdiction, if such a suit were to occur. The resolution of the question of the availability of such a defense to Stephens would have no effect on the rights or responsibilities of the VFS board of directors under applicable state law. The availability of a state law defense based on such a disclaimer would have no effect on the rights or responsibilities of either Stephens or the board of directors under the federal securities law.
Conversion of VFS Participating Stock to Common Stock
     VFS has four classes of stock authorized: common stock and three series of participating stock, designated Series A-1, A-2 and B. Shares of the Series A-1, A-2 and B participating stock were issued and outstanding prior to the VFS special meeting. As a condition to EZCORP’s obligation to close, the merger agreement requires that the three series of participating stock convert to common stock under the provisions in the VFS amended and restated articles of incorporation designating and governing the participating stock. At the special meeting, holders of each series of participating stock will vote as a class on whether to convert their participating stock to common stock. The provisions designating each series of stock in the VFS amended and restated articles of incorporation provide that, for each series, if a majority of the outstanding shares of the series of participating stock elect to convert their stock to common stock, VFS may cause a mandatory conversion of the remaining shares of that series to common stock. After the vote on the conversion and the amendment at the special meeting, VFS intends to exercise its authority to cause the mandatory conversion of all shares, including those shares that are not voted in favor of conversion. The holders of each series of participating stock have no right to appraisal of their shares or other right to object to the mandatory conversion to common stock.
     The VFS series A-2 participating stock is entitled to dividends of 16.54% of the face amount ($10.00) per share per annum. Any accrued, unpaid dividends on the A-2 shares accumulate and compound annually, but are not recorded as a liability or a reduction of equity until declared by VFS’s board of directors. As of June 30, 2008, the accrued, unpaid dividends on the A-2 participating stock totaled approximately $2.5 million. VFS expects that, on the expected completion of the merger, the accrued dividends on the A-2 participating stock will equal approximately $3.9 million. The accrued unpaid dividend is due and payable at the time of conversion of the A-2 participating stock to common stock. The conversion will occur contemporaneously with the closing of the merger, and thus will result in either a reduction of the cash reserves of VFS or an increase in its debt obligations incurred to pay the dividend. EZCORP will bear the cost of the payment of this dividend, in that the payment will either reduce the assets or increase the outstanding debt of VFS immediately prior to the merger.
Source of Funds for the Merger
     EZCORP expects the total consideration for the transaction to be approximately $115.9 million ($80.6 million to acquire VFS’s net assets plus $35.3 million required to pay off the VFS debt immediately following the merger), plus contingent cash consideration, consisting of a combination of the EZCORP Shares, cash on hand, and borrowings, as follows:
•	The EZCORP Shares, consisting of up to 4,985,000 shares of EZCORP Class A Non-voting Common Stock if all VFS shareholders elect to receive EZCORP Shares in the merger. If the maximum amount of VFS shareholders elect to receive the cash consideration, a total of approximately 3,988,000 EZCORP Shares will be issued in the merger. Based on the closing price of EZCORP stock on NASDAQ on September 16, 2008 of $16.35 per share, the EZCORP Shares would have a value of approximately $81.5 million if the maximum number of

EZCORP Shares are issued and $65.2 million if the minimum number of EZCORP Shares are issued.

•	Cash from EZCORP cash reserves of approximately $20.0 million.

•	Borrowings of approximately $30.7 million, plus any contingent cash payments pursuant to the deficiency guaranty and the premium reserve, and assuming that 20% of the VFS shareholders elect to receive cash in lieu of EZCORP Shares. See The Credit Facility, page 98.
Listing of Merger Shares on NASDAQ
     EZCORP has applied to have the EZCORP Shares listed on the NASDAQ Global Select Market where its shares of Class A Non-voting Common Stock are currently traded.
Accounting Treatment of the Merger
     This merger will be accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” Upon acquisition, EZCORP will assess the value of assets and liabilities acquired, and record those in EZCORP’s balance sheet through a purchase price allocation. After the merger, VFS’s financial position and results will be consolidated with those of EZCORP, Inc. as a wholly-owned subsidiary.
Certain Fees in Connection with the Merger
     In connection with the merger, VFS has paid certain fees to Stephens. In particular, VFS has previously paid Stephens $800,000 in connection with the Stephens opinion as well as other services performed in connection with the merger. These services include contacting other prospective purchasers, discussing proposed transactions with other prospects, and consulting with VFS on potential effects of this and other possible transactions. VFS has reimbursed Stephens’ expenses of approximately $18,000.
Appraisal Rights
     The following section describes appraisal rights available under Florida law. Please also read the full text of the relevant provisions of the FBCA, which are reprinted in their entirety as Exhibit D to this proxy statement/prospectus. If you desire to exercise your appraisal rights, you should review carefully the FBCA and are urged to consult a legal advisor before electing or attempting to exercise these rights.
     Each VFS shareholder entitled to vote on the merger agreement and the merger who complies with the FBCA, with respect to appraisal rights, is entitled to receive in cash the “fair value” of their VFS Common Stock. “Fair value” means the value of VFS shares as determined immediately before the merger is effective as determined by “using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the merger, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.” VFS shareholders are entitled to assert their appraisal rights and demand payment and receive fair value in cash for their shares under Sections 607.1301 — 607.1333 of the FBCA. In order to perfect your appraisal rights, you must fully comply with the statutory procedures in Sections 607.1301 - 607.1333 of the FBCA summarized below. Failure to follow these procedures will result in a termination or waiver of your appraisal rights. VFS urges you to read those sections in their entirety and to consult with your legal advisor. In order to assert these appraisal rights, you must do the following:
• not vote, or cause or permit to be voted, any of your shares in favor of the merger agreement; and
• either before the vote on the merger agreement is taken (before the special meeting), deliver written notice of your intent to demand payment for your shares if the merger is completed (the “Shareholder Appraisal Notice”) to the following person at the address listed below:
John Thedford
1063 Maitland Center Commons Blvd.
Suite 200
Maitland, Florida 32751
Fax: (407) 339-6608;
• or before the vote on the merger agreement is taken, deliver the Shareholder Appraisal Notice to John Thedford, at the annual meeting.
     Note: Simply voting against the merger agreement does not satisfy the requirement to give notice. Also, the Shareholder Appraisal Notice must be signed in the same manner as the shares are registered on the books of VFS.
     If you deliver the Shareholder Appraisal Notice, and the merger is consummated, VFS will send you the written appraisal notice and form required under Section 607.1322 of the FBCA (the “Corporation Appraisal Notice and Form”) within 10 days after the Articles of Merger are filed with the Florida Department of State, which will consummate the merger. VFS Appraisal Notice and Form will contain VFS’s estimate of the fair value of the shares as determined by the board of directors in its reasonable judgment. As stated, under the FBCA, fair value of VFS’s shares is to be determined immediately prior to consummation of the merger. It is anticipated that the merger will close as soon as practicable after shareholder approval of the conversion, the amendment, the merger and the merger agreement by a majority of the VFS Shareholders, and the satisfaction or waiver of the closing conditions contained in the merger agreement. To receive payment for your shares, VFS must receive from you, at any time before the expiration of the date specified in the notice (which deadline may not be less than 40 days nor more than 60 days after the date the appraisal notice and form are sent to you), the following:
•	the completed Corporation Appraisal Notice and Form in which you either (i) approve of the merger or (ii) disapprove of the merger and instead state your estimated fair value for the shares and a demand for payment of your estimated value plus interest, and

•	your stock certificates for VFS stock.

     If you do not complete and sign a VFS Appraisal Notice and Form and deliver it to VFS within the prescribed time period, you will forfeit your rights to receive payment for your shares in excess of the merger consideration. If your properly completed and signed Corporation Appraisal Notice and Form are filed with VFS within the prescribed time period, you will be entitled to payment of the fair value of the shares, in accordance with the discussion below, and you will not be entitled to vote or exercise any other rights of a Shareholder (unless you subsequently withdraw your demand, as also discussed below).
     If the merger is approved, the Exchange Agent (as defined in the merger agreement) will make payment for your shares in accordance with the terms and conditions set forth in the merger agreement. If you indicate on a VFS Appraisal Notice and Form that you do not approve the merger agreement, but fail to demand payment for the shares at your estimated value plus interest, you will have waived your right to demand payment of your estimated value and interest and, instead you will be entitled only to the payment offered in connection with the merger in the VFS Appraisal Notice and Form sent to you. If you make a demand for payment of your estimated value and the issue of fair value remains unsettled thereafter, either you or VFS may, but are not required to, commence a court proceeding and petition the court for a determination of the fair value of the shares and accrued interest.
     You may decline to exercise appraisal rights and withdraw from the appraisal process by notifying VFS in writing before the expiration of a date that will be specified in the VFS Appraisal Notice and Form. You will not be able to withdraw from the process after such date without VFS’s written consent. If you withdraw from the appraisal process in conformance with the foregoing, you will again have the same rights you had prior to signing and returning the notice and form to VFS. Further, if VFS for any reason does not proceed with the consummation of the merger, your appraisal rights will cease and your status as a shareholder will be restored. If VFS and the shareholder asserting appraisal rights are unable to agree on the fair value of the shares, under the FBCA, VFS would be required to file within 60 days after receipt of the shareholders’’ demand, an appraisal action in a court in the county where VFS had its principal office prior to the merger. The court would be required to determine the fair value of the shares of the VFS Common Stock. If VFS fails to file such proceeding within 60 days, any shareholder asserting appraisal rights may do so. All shareholders asserting appraisal rights, except for those that have agreed upon a value with VFS, are deemed to be parties to the proceeding. In such a proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. VFS would be required to pay each shareholder asserting appraisal rights the amount found to be due within ten days after final determination of the proceedings. At the court’s discretion, the judgment may include interest at a rate determined by the court. Upon payment of this judgment, the shareholder would cease to have any further appraisal rights with respect to his or her VFS Common Stock.
     The court in any appraisal proceeding will determine the costs and expenses (including attorneys’ and experts’ fees) of any appraisal proceeding and such costs and expenses will be assessed against EZCORP. However, all or any part of such costs and expenses (including attorneys’ and experts’ fees) may be apportioned and assessed against all or some of the shareholders that request an appraisal, in such amount as the court deems equitable, if the court determines that the shareholders acted arbitrarily or not in good faith with respect to the shareholders’ appraisal rights. If the court finds that counsel for one shareholder substantially benefited other shareholders, and attorneys’’ fees should not be assessed against VFS, the court may award counsel fees to be paid out of the amounts awarded to benefited shareholders.
Failure to Comply with Statutory Requirements
     You must take each step in the indicated order and in strict compliance with the FBCA to assert your appraisal rights. If you fail to follow the steps, you will lose the right to demand a value for your shares other than the merger consideration.
     Failure to follow the procedures set forth in Sections 607.1301 through 607.1333 of the FBCA regarding appraisal rights will constitute a waiver of any such rights. Shareholders may wish to consult independent counsel before exercising their appraisal rights.
The Voting Agreement
     The following description describes the material terms of the voting agreement signed by certain directors of VFS, which is attached as Exhibit E to this proxy statement/prospectus. EZCORP and VFS encourage you to read the form of voting agreement in its entirety.
     Mr. John Thedford, Mr. Charles Slattery and Mr. Kevin Hyneman entered into a voting agreement with EZCORP and Merger Sub, Inc. on September 16, 2008. In the voting agreement, each VFS shareholder that is a party to the voting agreement agreed to vote all shares of VFS stock owned by him or her as follows:
•	in favor of the adoption of the merger agreement and the merger; and

•	in favor of the amendment to VFS’s Amended and Restated Articles of Incorporation and the conversion of all series A-1 participating, series A-2 participating and series B participating stock into common stock of VFS.
     Each VFS shareholder that is a party to the voting agreement also agreed that he will not transfer, assign, convey or dispose of any shares of VFS stock owned by him unless each person or entity to whom any securities are transferred agrees to comply with all of the terms and provisions of the voting agreement. As of the record date for the VFS special meeting, approximately 36% of the voting shares of VFS stock entitled to vote at the special meeting, were owned by the VFS shareholders who are a party to the voting agreement.
     The obligations of the VFS shareholders who are a party to the voting agreement will terminate upon the earlier to occur of the valid termination of the merger agreement, the effective time of the merger or December 31, 2008.
Interests of VFS’s Officers in the Merger
     Under the terms of the merger agreement, Mr. John Thedford will be released from his current employment obligations to VFS upon consummation of the merger. After the effective date of the merger, EZCORP and Mr. Thedford intend for Mr. Thedford to become an employee of Texas EZPAWN, L.P., a subsidiary of EZCORP, and his title will be President of EZPAWN Worldwide. Mr. Thedford will be entitled to the following as the President of EZPAWN Worldwide:
(1)	A base salary of $524,000 per year, with consideration for yearly merit increases, which are not guaranteed;

(2)	An unguaranteed annual bonus whereby Mr. Thedford may not earn any bonus or he may earn up to 150% of his base salary;

(3)	Consideration for (no guaranty) stock compensation based on performance; and

(4)	Severance payment equal to one year’s salary if terminated without cause.
     In comparison, Mr. Thedford, under his current employment agreement with VFS, is entitled to a base salary of $425,000 per year and is eligible to earn a yearly bonus of 100% of his base salary. Mr. Thedford is not, however, eligible to receive any performance based equity compensation under his current employment agreement with VFS.
     Wilton A. Whitcomb III, Vice President and Chief Financial Officer, and Lawrence Kahlden, Vice President and Chief Operating Officer, are both currently subject to employment agreements with VFS that run through the year 2009. Neither has entered into any employment arrangement with EZCORP or any of its affiliates regarding employment after the effective date of the merger. Currently, it is contemplated that each of the Mr. Whitcomb’s and Mr. Kahlden’s employment agreements will be unaffected by the merger.

Material United States Federal Income Tax Consequences of the Merger
     In the opinion of Strasburger & Price, LLP, the following discussion summarizes the material United States federal income tax consequences of the merger to “United States holders” (as defined below) of VFS shares. This summary applies only to VFS shareholders who are United States holders and who hold their VFS shares, and will hold the EZCORP shares received in exchange for their VFS shares, as capital assets within the meaning of section 1221 of the Code (generally, assets held for investment).
     For purposes of this discussion, a “United States holder” means:
          · a citizen or resident of the United States;
          · a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or in the District of Columbia;
          · a trust, the substantial decisions of which are controlled by one or more United States persons and which is subject to the primary supervision of a United States court, or a trust that validly has elected under applicable Treasury Regulations to be treated as a United States person for United States federal income tax purposes;
          · or an estate that is subject to United States federal income tax on its income regardless of its source.
     Holders of VFS shares who are not United States holders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment to them under United States and non-United States tax laws.
     This discussion does not address all of the United States federal income tax consequences that may be relevant to particular United States holders in light of their individual circumstances, and does not address any aspect of state, local, foreign, estate or gift taxation that may be applicable to a United States holder. In addition, this discussion does not consider any specific facts or circumstances that may be relevant to a United States holder subject to special rules under United States federal income tax laws, including without limitation:
     · banks, trusts and other financial institutions;
     · tax-exempt organizations;
     · insurance companies;
     · cooperatives;
     · dealers in securities or foreign currencies;
     · mutual funds, regulated investment companies or real estate investment trusts;
     · traders in securities that elect to use a mark-to-market method of accounting;
     · holders whose functional currency is not the United States dollar;
     · partnerships or other entities treated as partnerships for United States federal income tax purposes;
     · holders who hold shares as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction; and
     · holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.
     If a partnership or other entity treated as a partnership for United States federal income tax purposes holds VFS shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding VFS shares should consult their tax advisors about the tax consequences of the merger to them.
     This discussion is based upon the provisions of the Code, applicable Treasury Regulations, published positions of the Internal Revenue Service (the “IRS”), judicial decisions and other applicable authorities, all as in effect on the date of the registration statement of which this proxy statement/prospectus is a part. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes or interpretations could apply retroactively, will not affect the accuracy of this discussion. No rulings have been or will be sought from the IRS concerning the tax consequences of the merger. As such, there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the merger described in this discussion or that any such contrary position would not be sustained.

     Tax matters are very complicated, and the tax consequences of the merger to VFS shareholders will depend on each such shareholder’s particular tax situation.
     THIS SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. VFS SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.
Tax Consequences of the Merger in General
     For United States federal income tax purposes, the exchange of VFS shares for cash, or for EZCORP Shares and rights under the deficiency guaranty and premium reserve, pursuant to the merger will constitute a taxable transaction, and will not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.
     A VFS shareholder who exchanges VFS shares for cash ($11.00 per VFS share) pursuant to the merger will recognize capital gain or loss equal to the difference between the cash consideration received in the merger and the VFS shareholder’s tax basis in the VFS shares surrendered in the merger.
     The tax consequences of the merger for a VFS shareholder who exchanges VFS shares for EZCORP Shares pursuant to the merger and who sells all of the EZCORP Shares during 2008 are described below under the heading Reporting Gain or Loss on VFS Shares Under the Closed Transaction Method. The installment method does not apply to a VFS shareholder to the extent the shareholder sells the EZCORP Shares received in the merger in 2008.
     The tax consequences of the merger for a VFS shareholder who exchanges VFS shares for EZCORP Shares pursuant to the merger and who does not sell the EZCORP Shares during 2008 will depend on whether shareholder recognizes a gain or loss on the exchange and, if a gain is recognized, whether the shareholder elects out of the installment method as described below. For this purpose, whether such a VFS shareholder has a gain or loss on the exchange of VFS shares for EZCORP Shares is determined by reference to the difference between (1) the value of EZCORP Shares received in the merger (measured on the closing date of the merger) plus the maximum amount of any payments that the shareholder may receive with respect to the deficiency guaranty and premium reserve (collectively “Contingent Payment Rights”), and (2) the VFS shareholder’s tax basis in the VFS shares surrendered in the merger. The maximum amount of any payments that the shareholder may receive with respect to Contingent Payment Rights received in the merger is $4.01 per EZCORP Share received in the merger. VFS shareholders who recognize a loss from the exchange of VFS shares for EZCORP Shares (computed as described in this paragraph) will not use the installment method and should refer to the discussion below under the heading Reporting Gain or Loss on VFS Shares Under the Closed Transaction Method. VFS shareholders who recognize a gain from the exchange of VFS shares for EZCORP Shares (computed as described in this paragraph) and who do not sell their EZCORP Shares during 2008 may elect whether to use the installment method and should read both of the following sections on reporting gain on VFS shares under the installment method, and under the closed transaction method.
Reporting Gain on VFS Shares Under the Installment Method
     Under the installment method, the gain on the exchange of VFS shares for EZCORP Shares is equal to the excess of (i) the fair market value of the EZCORP Shares received in the merger (measured as of the closing date of the merger) plus the maximum amount of any payments that the shareholder may receive with respect to Contingent Payment Rights received in the merger, over (ii) the VFS shareholder’s tax basis in the VFS shares surrendered in the merger. The amount of gain recognized as of the closing date of the merger is equal to the gross profit ratio (i.e., total gain divided by amount realized) multiplied by the payments received as of the closing date of the merger (i.e., the fair market value of the EZCORP Shares received in the merger). The effect of the installment method is that the VFS shareholder’s tax basis for the VFS shares surrendered in the merger is allocated between the value of the EZCORP Shares to be received as of the closing date of the merger and any payments to be received under the Contingent Payment Rights (assuming a payment of $4.01 per EZCORP Share received in the merger) in proportion to the gross amount of such payments.
     If the VFS shareholder’s Contingent Payment Rights subsequently expire without any payments being received with respect to such rights, the VFS shareholder will recognize a capital loss at that time (long-term or short-term depending on the shareholder’s holding period for the VFS shareholder’s VFS shares as of the closing date of the merger) equal to the portion of the shareholder’s tax basis in the VFS shares surrendered in the merger that was allocated to the Contingent Payment Rights. If the VFS shareholder receives any payment with respect to the Contingent Payment Rights, the shareholder will recognize capital gain or loss (long-term or short-term depending on the shareholder’s holding period for the VFS shareholder’s VFS shares as of the closing date of the merger) based on the difference between the amount received with respect to the Contingent Payment Rights and the portion of the shareholder’s tax basis in the VFS shares surrendered in the merger that was allocated to the Contingent Payment Rights.

     The rules regarding reporting gain from the merger under the installment method are illustrated in the following example. The example is provided for illustration purposes only and is not intended to represent any expectations as to the value of the EZCORP common stock as of any time.
Example 1 — Gain Reported on the Installment Method: Assume individual Y has 400 shares of VFS common stock before the merger with a total tax basis of $3,000, which Y has held for more than one year. In the merger, Y’s 400 shares of VFS common stock are converted to 300 EZCORP Shares (400 shares of VFS common stock multiplied by 0.75 exchange ratio) with a value per share as of the closing date of merger of $14.50 (estimated) and an aggregate value of $4,350.00 (300 EZCORP Shares multiplied by an assumed value of $14.50). The maximum amount Y could receive with respect to the Contingent Payment Rights (which could be payable in the year following the closing date of the merger) is $1,203.00 (300 EZCORP Shares received in the merger multiplied by $4.01 per share). Y’s gain recognized on the closing date of the merger and the basis of VFS common stock allocated to the Contingent Payment Rights is computed as follows:

Line	Description	Amount
1	Value of EZCORP Shares received in the merger (300 sh @ $14.50)	$4,350.00
2	Maximum payment for Contingent Payment Rights (300 sh @ $4.01)	$1,203.00
3	Amount realized (line 1 plus line 2)	$5,553.00
4	Less: tax basis for VFS common stock	$3,000.00
5	Realized gain (line 3 minus line 4)	$2,553.00
6	Gross profit ratio (line 5 divided by line 3)	45.98%
7	Payments received on the merger date (line 1)	$4,350.00
8	Gain recognized on the merger date (line 7 multipled by line 6)	$2,000.13

9	Payments received on merger date (line 1)	$4,350.00
10	Gain realized on merger date (line 8)	$2,000.13
11	Basis allocated to merger date consideration (line 9 minus line 10)	$2,349.87
12	Basis allocated to Contingent Payment Rights (line 4 minus line 11)	$650.13
Assume Y subsequently sells all of the EZCORP Shares received in the merger for $15.00 per share 100 days after the closing date of the merger, and Y receives a payment from EZCORP from the premium reserve of $99.00 ($0.33 per share for 300 EZCORP Shares). Y will recognize a loss at that time of $551.13 ($99.00 payment received less $650.13 basis). The loss is a long-term capital loss (as if realized with respect to the VFS shares surrendered in the merger).
Y recognizes net long-term capital gain from the merger transaction of $1,449.00 ($2,000.13 gain on the closing date of the merger, and $551.13 loss in the year following the merger), although the loss in the year following the merger could be subject to limitation. Under the facts of this example, Y would generally choose to elect to report gain from the merger not on the installment method. See Example 2 below.
Reporting Gain or Loss on VFS Shares Under the Closed Transaction Method
     A VFS shareholder who recognizes a loss from the exchange of VFS shares for EZCORP Shares in the merger, or who recognizes a gain from the exchange but sells the EZCORP Shares in 2008, is not eligible to report the gain or loss from the exchange under the installment method and will report such gain or loss under the closed transaction method described in this paragraph. A VFS shareholder who recognizes a gain from the exchange of VFS shares for EZCORP Shares in the merger and who does not sell the EZCORP shares in 2008 may elect out of the installment method by reporting the gain from the merger on the shareholder’s tax return for the taxable year of the merger according to the closed transaction method described in this paragraph. Under the closed transaction method, the gain or loss on the exchange of VFS shares for EZCORP Shares is equal to the difference between (i) the fair market value of EZCORP Shares received in the merger (measured as of the closing date of the merger) plus the fair market value of the Contingent Payment Rights received in the merger, and (ii) the VFS shareholder’s tax basis in the VFS shares surrendered in the merger. The Company estimates that the fair market value of the Contingent Payment Rights is $3.00 per share of EZCORP common stock received in the merger. However, the Company’s determination of the fair market value of the Contingent Payment Rights is not binding on the IRS.
     If the VFS shareholder’s Contingent Payment Rights subsequently expire without any payments being received with respect to such rights, the VFS shareholder will recognize a short-term capital loss at that time equal to the fair market value of the Contingent Payment Rights included in the calculation of gain as of the closing date of the merger. If the VFS shareholder receives any payment with respect to the Contingent Payment Rights, the shareholder will recognize short-term capital gain or loss based on the difference between the amount received with respect to the Contingent Payment Rights and the fair market value of the Contingent Payment Rights included in the calculation of gain as of the closing date of the merger.

     The rules regarding reporting gain or loss from the merger under the closed transaction method are illustrated in the following examples. The examples are provided for illustration purposes only and are not intended to represent any expectations as to the value of the EZCORP common stock as of any time.
Example 2 — Reporting Gain Not on the Installment Method: Assume the same facts as in Example 1, and that Y estimates that the fair market value of the Contingent Payment Rights on the closing date of the merger is $3.00 per share of EZCORP common stock received in the merger. Y’s gain on the closing date of the merger would be calculated as follows:

Line	Description	Amount
1	Value of EZCORP Shares received in the merger	$4,350.00
2	Value of Contingent Payment Rights (estimated)	$900.00
3	Amount realized (line 1 plus line 2)	$5,250.00
4	Less: tax basis for VFS common stock	$3,000.00
5	Gain recognized on the merger date (line 3 minus line 4)	$2,250.00
Y has a basis of $900.00 in the Contingent Payment Rights. When Y subsequently sells the EZCORP common stock received in the merger and receives a $99.00 payment from EZCORP from the premium reserve as described in Example 1, Y has a short-term capital loss of $801.00 ($99.00 premium reserve payment received minus $900.00 value of the Contingent Payment Rights included in the calculation of gain as of the closing date of the merger). Y recognizes net capital gain from the merger transaction of $1,449.00 ($2,250 long-term gain on the closing date of the merger, and $801.00 short-term capital loss in the year following the merger). Thus, the total gain or loss recognized under the closed transaction method is the same as the total gain or loss recognized under the installment method, but the timing and character of the components of the total gain or loss differs.
Note that the Internal Revenue Service could challenge the determination of the fair market value of the Contingent Payment Rights as of the closing date of the merger and seek to require Y to report additional gain on the closing date of the merger, which would produce a corresponding short-term capital loss on the receipt of the premium reserve payment.
Example 3 — Reporting Loss: Assume the same facts as in Example 1 except that Y has a tax basis of $6,000.00 for the VFS shares surrendered in the merger, and Y sells all of the EZCORP Shares received in the merger 10 days after the closing date of the merger and receives a premium reserve payment of $399.00 ($1.33 per EZCORP Share). Y’s tax consequences would be as follows:

Line	Description	Amount
1	Value of EZCORP Shares received in the merger	$4,350.00
2	Value of Contingent Payment Rights (estimated)	$900.00
3	Amount realized (sum of lines 1 through 3)	$5,250.00
4	Less: tax basis for VFS common stock	$6,000.00
5	Gain recognized on the merger date (line 3 minus line 4)	$(750.00)

6	Payments received with respect to Contingent Payment Rights	$399.00
7	Gain (Loss) on Contingent Payment Rights (line 6 minus line 2)	$(501.00)
8	Total gain or (loss) (line 7 plus line 5)	$(1,251.00)
Calculating Gain or Loss for Blocks of VFS shares Acquired In Different Transactions
     The amount of gain or loss must be computed separately for each block of VFS shares purchased by the VFS shareholder in the same transaction. A VFS shareholder to whom these rules may apply should consult his or her tax advisor regarding the manner in which gain or loss should be computed for different blocks of VFS shares surrendered in the merger.

Character of Gain or Loss Recognized
     Any gain or loss recognized by a VFS shareholder with respect to VFS shares surrendered in the merger will generally be long-term capital gain or loss if the VFS shareholder’s holding period for the VFS shares stock surrendered in the merger is more than one year at the closing date of the merger. For this purpose, the holding period of VFS common stock surrendered in the merger will include the holding period of any VFS participating stock converted to VFS common stock as described in this registration statement. The deductibility of capital losses would be subject to limitation.
Tax Basis and Holding Period for EZCORP Shares Received in the Merger
     Each VFS shareholder’s aggregate tax basis in the EZCORP Shares received in the merger will be equal to their fair market value taken into account for purposes of determining gain or loss. The holding period of the EZCORP Shares received in the merger by a VFS shareholder will begin the day after the closing date of the merger. Payments received by a VFS shareholder with respect to the Contingent Payment Rights will not be included in computing the gain or loss on any sale of the EZCORP Shares.
VFS Shareholders Exercising Appraisal Rights
     VFS shareholders are entitled to appraisal rights in connection with the merger, subject to properly perfecting such rights. If a VFS shareholder receives cash pursuant to the exercise of appraisal rights, such shareholder generally will recognize gain or loss, measured by the difference between the amount of cash received and such holder’s tax basis in such VFS shares. A VFS shareholder who exercises appraisal rights is urged to consult his or her tax advisor.
Information Reporting and Backup Withholding
VFS shareholders may be subject to “backup withholding” for United States federal income tax purposes on any cash received in the merger unless certain requirements are met. Payments will not be subject to backup withholding if the shareholder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides EZCORP or the paying agent, as appropriate, with the shareholder’s correct taxpayer identification number and completes an IRS Form W-9 in which the shareholder certifies that the shareholder is not subject to backup withholding. The taxpayer identification number of an individual is his or her Social Security number. Any amount paid as backup withholding tax will be credited against the shareholder’s United States federal income liability provided the shareholder furnishes the required information to the IRS.
THE MERGER AGREEMENT
     The following summary describes the material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary. The merger agreement is attached as Exhibit A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus, and we encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.
Structure of the Merger
     To effect the merger, EZCORP formed Merger Sub as a new subsidiary. At the effective time of the merger, Merger Sub will merge with and into VFS in accordance with the provisions of Florida law, with VFS continuing as the surviving entity. As a result of the merger, VFS will become EZCORP’s wholly-owned subsidiary.
Merger Consideration
     In the merger EZCORP will exchange the EZCORP Shares for VFS Company Stock at the rate of 0.75 EZCORP Shares for each issued and outstanding share of VFS Common Stock.
     EZCORP has also agreed to pay $11.00 per share cash (the “Cash Consideration”) for up to 20% of the VFS Common Stock (the “Cash Consideration Number”) to VFS shareholders who elect, at their option, to receive cash instead of the EZCORP Shares in exchange for some or all of their VFS Common Stock. If the number of shares of VFS Common Stock with respect to which a valid Election is made does not exceed the Cash Consideration Number, each share for which an Election is made shall be converted into the Cash Consideration. If the number of shares of VFS Common Stock with respect to which a valid Election is made exceeds the Cash Consideration Number, the number of shares of VFS Common Stock with respect to which a valid Election is made that shall be converted into Cash Consideration shall be determined as follows:
•	First, a unit proration factor (the “Unit Proration Factor”) shall be determined by dividing the Cash Consideration Number by the number of shares with respect to which a valid Election was made;

•	Second, only those shares equal to the number of shares of each electing VFS shareholder with respect to which a valid Election is made multiplied by the Unit Proration Factor shall be paid the Cash Consideration; and

•	Third, all remaining shares of VFS Common Stock with respect to which a valid Election is made shall receive EZCORP Shares in the merger.
     If all VFS Common Stock is exchanged for EZCORP Shares in the merger, EZCORP will issue approximately 4,984,935 EZCORP Shares in exchange for the VFS Common Stock. If the maximum number of VFS shareholders elect to take the Cash Consideration, EZCORP will pay approximately $14.6 million in cash and issue approximately 3,988,000 EZCORP Shares in exchange for the VFS Common Stock.
Value of Merger Consideration – the Deficiency Guaranty and the Premium Reserve
     The price per share of the Cash Consideration and the number of EZCORP Shares to be issued in the merger were determined based on an estimated value of $11.00 per share of VFS Common Stock. At the time that VFS and EZCORP agreed on the merger consideration, the price of EZCORP Class A Non-voting Common Stock was approximately $14.67 per share on

NASDAQ. The 0.75 : 1.0 exchange ratio of EZCORP Shares for VFS Common Stock was determined using a price per share of $14.67 per EZCORP share compared to $11.00 per VFS share ($11.00 ÷ $14.67 = 0.75).
     EZCORP share prices vary in trading on NASDAQ, as do other publicly traded common stocks, and at the time of closing of the merger, there can be no guarantee that the price of EZCORP Shares will be more or less than the $14.67 price that was used to set the exchange ratio. In order to reduce the risk to VFS shareholders that the EZCORP Shares they receive in the merger will be worth less than $14.67 per share after the merger, the merger agreement contains a deficiency guaranty for a limited amount of time, for shareholders who sell their shares in the open market at less than $14.67 per share. In addition, EZCORP has agreed to pay a premium reserve for a limited amount of time to shareholders who sell their shares in the open market for more than $14.67 per share. The deficiency guaranty and premium reserve are described below.
Deficiency Guaranty
     In the merger agreement, EZCORP agreed to provide a deficiency guaranty to VFS shareholders who receive EZCORP Shares in the merger. EZCORP has agreed that, for 125 days after closing of the merger, including a five day waiting period for distribution of EZCORP Shares, if a selling shareholder sells any of their EZCORP Shares received in the merger in open market sales at less than $14.67 per share, EZCORP will pay the selling shareholder the difference between the sales price per share and $14.67, up to a maximum of $4.01 per EZCORP Share.
     If you sell your EZCORP Shares at $14.67 per share, you will receive the equivalent of $11.00 per share of VFS Common Stock ($14.67 x 0.75 EZCORP Shares = $11.00 per VFS share). If you sell your EZCORP Shares at less than $10.66 per share within 125 days after the closing of the merger, the total amount of consideration, including the deficiency guaranty, will be less than $11.00 per share of VFS Common Stock, because the deficiency guaranty will not make up the entire difference between the sale price of your EZCORP Shares and the $11.00 cash per share merger consideration. Two examples of the deficiency guaranty are set forth below:

	Deficiency	Total Amount	Equivalent
Sales Price of	Guaranty	Received for	Value per
EZCORP Share	Amount	EZCORP Share	VFS Share

$12.00	$2.67	$14.67	$11.00

$10.00	$4.01	$14.01	$10.51
     In the second example above, the equivalent price per VFS share (when multiplied by the 0.75 exchange rate of EZCORP Shares per each share of VFS Common Stock) equals less than the $11.00 agreed value of VFS shares for purposes of the merger.
     If and to the extent that a VFS shareholder does not sell their EZCORP Shares within 125 days after the closing of the merger, they will not be entitled to any deficiency guaranty payment.

Premium Reserve
     In addition, for 125 days after closing of the merger, including the five day waiting period, EZCORP has agreed to pay a premium reserve to selling shareholders who sell their EZCORP Shares received in the merger in open market sales for more than $14.67 per share. EZCORP will pay up to a maximum of $6,646,527 to selling shareholders who sell their EZCORP Shares for more than $14.67 per share after the five day waiting period, as follows:

•	For the first 35 days after closing of the merger, $1.33 per share;

•	From the 36th to the 65th day after closing of the merger, $1.00 per share;

•	From the 66th to the 95th day after closing of the merger, $0.67 per share; and

•	From the 96th to the 125th day after closing of the merger, $0.33 per share.

     For example, a VFS shareholder who sells his stock for $15.00 per share within 125 days after the closing of the merger would receive the following: in the following cases

Days		Premium	Total Amount	Equivalent
After	Sales Price of	Reserve	Received for	Value per
Closing	EZCORP Share	Amount	EZCORP Share	VFS Share
20	$15.00	$1.33	$16.33	$12.25

45	$15.00	$1.00	$16.00	$12.00

90	$15.00	$0.67	$15.67	$11.75

120	$15.00	$0.33	$15.33	$11.50
     If and to the extent that a VFS shareholder does not sell their EZCORP Shares within 125 days after the closing of the merger, or sell the shares for less than $14.67 per share, they will not be entitled to any premium reserve payment. In either such case they will receive less than $11.00 per VFS share if they get less than $14.67 per EZCORP Share.
     EZCORP will promptly pay the full amount of any premium reserve payments that become due. The maximum amount EZCORP will be required to pay is $6,646,527, if all VFS shareholders elect to receive EZCORP Shares, and all of these shares are sold for more than $14.67 per share within 35 days after closing.
Conditions to Closing the Merger
     The merger agreement contains several conditions that must be satisfied prior to closing by each party. Each condition may be waived, except as noted below. EZCORP’s obligation to close and consummate the merger is conditioned on the satisfaction of the following conditions by VFS:

•	Converting all of the VFS capital stock or convertible securities to VFS common stock (1);

•	Satisfying any Hart-Scott-Rodino Act anti-trust review waiting periods(2);

•	Obtaining any required contractual consents and governmental licenses or approvals;

•	Obtaining a termination and mutual release of the obligations of VFS and its president, John Thedford, under the employment agreement between VFS and Mr. Thedford(3);

•	Obtaining an opinion from VFS’s tax advisor on the application of certain federal income tax concepts to VFS(4); and

•	Satisfying VFS’s contractual conditions and obligations contained in the merger agreement.
(1) Because the VFS restated articles of incorporation require a penalty payment if a change in control occurs before the participating stock is converted to common, EZCORP will not waive this requirement.
(2) All applicable anti-trust review waiting periods have been satisfied.
(3) Texas EZPAWN, L.P., a subsidiary of EZCORP, intends to employ Mr. Thedford as an executive upon completion of the merger.
(4) EZCORP and VFS have previously received the required opinion of the tax advisor.
     The obligation of VFS to close and consummate the merger is conditioned on the satisfaction of the following conditions by EZCORP:
•	Delivering the merger consideration for payment to the VFS shareholders upon closing(1);

•	Approving the merger agreement by the sole shareholder of the Merger Sub(2);

•	Satisfying any Hart-Scott-Rodino Act anti-trust review waiting periods(3);

•	Obtaining any required contractual consents and governmental licenses or approvals;

•	Receiving a fairness opinion from a third party as to the fairness of the merger, the merger agreement and the voting agreement (4);

•	Approving the issuance of the EZCORP Shares to be issued to Mr. Thedford, the president of VFS, by a committee of the EZCORP board of directors in order to exempt Mr. Thedford from the prohibition imposed by Section 16(b) of the Securities Exchange Act of 1934 that he must not have sold shares of EZCORP within six months before or after the merger at prices in excess of the price at which he is deemed to have acquired his EZCORP Shares in the merger (5).

•	Registering with the SEC the EZCORP Shares to be issued in the merger (6);

•	Listing the EZCORP Shares to be issued in the merger on the NASDAQ Global Select Market (6); and

•	Satisfying EZCORP’s contractual conditions and obligations contained in the merger agreement.
     The obligation of each party to close and consummate the merger are conditioned upon approving the merger agreement by the holders of a majority of VFS Common Stock.
(1)	VFS will not waive the requirement that the merger consideration be paid.

(2)	EZCORP, as the sole shareholder of the Merger Sub, has approved the merger and the merger agreement.

(3)	All applicable anti-trust review waiting periods have been satisfied.

(4)	VFS has obtained an opinion from Stephens that the terms of the merger, the merger agreement and the voting agreement are fair to the VFS shareholders. See The Stephens Fairness Opinion, page 69.

(5)	The EZCORP board’s compensation committee has given the required approval.

(6)	Federal securities law requires that the registration statement become effective prior to the issuance of the EZCORP Shares as merger consideration, so this requirement cannot be waived. The EZCORP Shares have been or will be approved for listing on the NASDAQ Global Select Market prior to mailing this proxy statement/prospectus.
     While either EZCORP or VFS could waive provisions requiring that the other party obtain all required licenses and third party approvals and satisfy the contractual conditions and obligations of the merger agreement, the parties do not anticipate that any such waivers will be given if the waiver would materially change the consideration to be paid by EZCORP or the value of VFS as a merged entity. If any such waiver would constitute a material change in the terms of the merger transaction, the parties will consult and decide whether to revise and recirculate this proxy statement/prospectus and seek any required postponement in the shareholders’ meeting, or to terminate the proposed transaction.
Termination
     The merger agreement may, by written notice given prior to or at the closing of the merger, be terminated:
•	By EZCORP, the Merger Sub or VFS for material breaches by the other party if such breach has not been waived or cured within 15 days after the breaching party’s receipt of written notice thereof;

•	By EZCORP or the Merger Sub if any of the conditions precedent to their obligations to close are not satisfied (or waived) as of the Closing Date or by VFS if any of the conditions precedent to its obligation to close is not satisfied (or waived) by the Closing Date;

•	By EZCORP if VFS receives notices from holders of more than 10% of the VFS Common Stock of their intent to demand payment pursuant to appraisal rights granted in the Florida Business Corporation Act.;

•	By mutual consent of all parties to the merger agreement;

•	By any of the parties to the merger agreement if the Closing has not occurred on or before December 31, 2008;

•	By VFS if VFS, any of its subsidiaries or the VFS board of directors approves, recommends, authorizes, proposes or announces to enter into an Acquisition Transaction, if and only to the extent that VFS’s board of directors reasonably determines, after consultation with, and taking into account the advice of, outside legal counsel, that the failure to do so would be inconsistent with its fiduciary obligations. An “Acquisition Transaction” means any tender offer or exchange offer, any merger, consolidation, liquidation, dissolution, recapitalization, reorganization or other business combination, any acquisition, sale or other disposition of all or a substantial portion of the assets or VFS or any similar transaction involving VFS, its securities or any significant subsidiary as defined under Rule 405 promulgated by the SEC. See Non-Solicitation Agreement, below.
Termination Fee
     VFS has agreed to pay EZCORP a termination fee of $5 million if:
•	VFS terminates the merger agreement because it has entered into an acquisition transaction with a third party as described in the preceding paragraph;

•	The VFS board of directors fails to recommend the merger to its shareholders;

•	The VFS shareholders fail to approve the merger;

•	The merger agreement is terminated by EZCORP or the Merger Sub after a material breach of the merger agreement by VFS; or

•	The merger agreement is terminated by EZCORP or the Merger Sub because VFS has not satisfied any of the conditions precedent to EZCORP’s and Merger Sub’s obligations to close.
Non-Solicitation Agreement
     VFS has agreed that, prior to effectiveness of the merger, it will not knowingly permit any of its officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to solicit or encourage, directly or indirectly, any inquiries, any proposal or offer with respect to any Acquisition Transaction (any such proposal being referred to in the Agreement as an “Acquisition Proposal”) or engage in any negotiations concerning an Acquisition Proposal; and (b) it will immediately cease and cause to be terminated any existing negotiations with any parties with respect to any of the foregoing;

provided, that nothing contained in the agreement shall prevent VFS or its board of directors from (A) making a recommendation for or against accepting a third party; or (B) providing information to or engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide Acquisition Proposal that involves an Acquisition Transaction that VFS’s board of directors in good faith determines, after consultation with its legal counsel and financial advisors, represents a superior transaction for the shareholders of VFS when compared to the merger, if and only to the extent that VFS’s board of directors reasonably determines, after consultation with, and taking into account the advice of, outside legal counsel, that the failure to do so would be inconsistent with its fiduciary obligations. VFS has agreed to promptly notify EZCORP if any such information is requested from it or any such negotiations or discussions are sought to be initiated with VFS and agreed to promptly communicate to EZCORP the terms of any proposal or inquiry and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.
Indemnification
     The covenants in the merger agreement shall survive the closing of the merger for a period of one year. VFS will indemnify and hold harmless the Merger Sub and EZCORP for material breaches of its representations, warranties (which are listed in the merger agreement) or covenants contained in or related to the merger agreement. The Merger Sub and EZCORP will indemnify and hold harmless VFS for material breaches of its representations, warranties or covenants contained in or related to the merger agreement.
No Fractional Shares
     No fractional shares of EZCORP stock will be issued to VFS shareholders in the merger. Instead, all holders of VFS Common Stock who would be entitled to receive a fractional share of our stock will have the number of shares to which they are entitled rounded up to the next whole number of shares.
Exchange of Certificates
     EZCORP will deposit with American Stock Transfer and Trust Company or such other bank or trust company designated by EZCORP and reasonably satisfactory to VFS (the “Exchange Agent”), certificates representing the merger consideration. Promptly after the Effective Date, EZCORP shall cause the Exchange Agent to mail to each record holder of our common stock: (1) a letter of transmittal; and (2) instructions for use in effecting the surrender of their common stock for the merger consideration, including instructions for making an election to receive the Cash Consideration instead of EZCORP Shares.
Conduct Pending Closing
     Pending the closing of the merger agreement, VFS agrees to: (1) conduct its business only in the ordinary course (as defined in the merger agreement) unless with EZCORP’s prior written consent; (2) use its reasonable best efforts to maintain current business practices; (3) confer with EZCORP regarding material operational matters; and (4) provide EZCORP with certain interim financial statements.

Regulatory Approvals
     The merger is subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to as the HSR Act. Pursuant to the HSR Act the merger may not be completed unless certain filings have been submitted to the U.S. Federal Trade Commission, referred to as the FTC, and the Antitrust Division of the U.S. Department of Justice, referred to as the Antitrust Division, and the applicable waiting period has expired or been terminated. EZCORP and VFS filed the appropriate notification and report forms with the FTC and the Antitrust Division on June 11, 2008, and all applicable anti-trust waiting periods have expired.
Effective Time of Merger
     The merger will become effective on the date the articles of merger are filed with the Secretary of State of the State of Florida. EZCORP expects to close and consummate the merger as soon after the shareholders’ meeting as practicable.
EZCORP’s Credit Facility
     EZCORP has maintained a $40 million credit facility, but during 2008 through the date of this proxy statement/prospectus, we have had no outstanding borrowings on the credit facility. EZCORP has executed a Fifth Amended and Restated Credit Agreement (the “Agreement”) among EZCORP, Inc., Wells Fargo Bank, N.A., as Agent and Issuing Bank, and various other banks and lending institutions. The Agreement and the related loan documents were placed in escrow pending the closing of the merger agreement with VFS. The Agreement is contingent upon the closing of the merger agreement with VFS on or before December 31, 2008.
     If the merger agreement with VFS is closed on or before December 31, 2008, the Agreement will become effective and will provide for, among other things, (i) an $80 million revolving credit facility that EZCORP may request to be increased to a total of $110 million (the “Revolving Credit Facility”) and (ii) a $40 million term loan (the “Term Loan”). If the Agreement becomes effective, it will extend the maturity date of the Revolving Credit Facility to the date that is three years from the closing of the merger agreement with VFS. The maturity date of the Term Loan will be four years from the closing of the merger agreement with VFS.
     Pursuant to the Agreement, EZCORP may choose either a Eurodollar rate or the base rate. Interest accrues at the Eurodollar rate plus 175 to 250 basis points or the base rate plus 0 to 50 basis points, depending upon the leverage ratio computed at the end of each calendar quarter. From the date the credit facility becomes effective through the date EZCORP reports to the lenders its interim results for the period ending June 30, 2009, EZCORP may choose to pay interest to the lenders for outstanding borrowings at the Eurodollar rate plus 250 basis points or the base rate plus 50 basis points, regardless of our leverage ratio during that period. Terms of the Agreement require, among other things, that EZCORP meet certain financial covenants that EZCORP believes will be achieved based upon its current and anticipated performance. In addition, payment of dividends is prohibited and additional debt is restricted.

COMPARISON OF THE RIGHTS AND PRIVILEGES OF THE VFS COMMON STOCK AND THE EZCORP SHARES
     The following is a general overview of the effect, with respect to VFS shareholders who elect to exchange their VFS Common Stock for EZCORP Shares in the merger. It is not intended to be a complete statement of all differences affecting stockholder rights under Delaware and Florida law, or under the organizational documents of EZCORP and VFS.
     As a result of the merger, VFS shareholders that do not elect to receive all cash consideration for their shares of VFS Common Stock will become holders of EZCORP Shares. VFS is a Florida corporation governed by the Florida Business Corporation Act (“FBCA”) and VFS’s Articles of Incorporation and Bylaws. EZCORP, on the other hand, is a Delaware corporation governed by the Delaware General Corporation Law (“DGCL”) and EZCORP’s Certificate of Incorporation and Bylaws. The material differences between the rights of holders of VFS Common Stock and those holding EZCORP Shares are summarized below.
     Current holders of VFS series A-1 participating stock, series A-2 participating stock and series B participating stock should note that, assuming the amendment and the conversion are approved, that their participating stock shall be converted into common stock of VFS immediately prior to the consummation of the merger. Thus, this discussion is limited to a discussion of share/stock holder rights under Florida law and Delaware law and certain rights granted those holding VFS Common Stock and those holding EZCORP Shares.
Authorized Capital Stock and Number of Directors
     VFS. VFS’s amended and restated articles of incorporation authorize VFS to issue 50,000,000 shares, consisting of (i) 35,000,000 VFS Common Stock, par value $0.01 per share; and (ii) 15,000,000 Participating Shares (defined below). VFS’s bylaws state that the number of directors of VFS shall be fixed from time to time, within the limits of its Articles of Incorporation (if any), by resolution of the board of directors, but the number shall not be less than one.
     EZCORP. EZCORP’s amended certificate of incorporation authorizes EZCORP to issue 57,000,000 shares of capital stock, classified as (i) 54,000,000 shares of EZCORP Class A Non-voting Common Stock, par value $0.01 per share; and (ii) 3,000,000 shares of EZCORP’s Class B Voting Common Stock, par value $0.01 per share. On September 26, 2008, EZCORP amended its certificate of incorporation to eliminate its entire series of preferred stock and all references thereto, none of which was issued or outstanding, and increased its authorized shares of Class A Non-voting Common Stock from 50,000,000 to 54,000,000 to accommodate the shares to be registered with this Registration Statement. The designations and powers, preferences and rights and qualifications, limitations or restrictions of all EZCORP Shares are undetermined until fixed by resolution of the board of directors. EZCORP’s bylaws state that the number of directors shall not be less than one.

Shareholder Meetings
     VFS. Under the FBCA, a special meeting of the shareholders may be called by any person or persons authorized to do so by the corporation’s articles of incorporation or bylaws.

VFS’s Bylaws provide that a special meeting of the shareholders may be called by the President, the board of directors, or by the President upon the written request of the holders of not less than 51% of all shares entitled to vote on the issue proposed to be considered at the special meeting.
     EZCORP. Under the DGCL, stockholders of Delaware corporations do not have a right to call special meetings unless such right is conferred upon the stockholders in the corporation’s certificate of incorporation or bylaws. Although EZCORP’s Certificate of Incorporation does not confer to its stockholders the right to call a special stockholders meeting, its Bylaws permit a special meeting of the stockholders to be called by the Chairman of the Board, the President or the board of directors and requires that a special meeting be called by the President or Secretary upon the written request of the stockholders of record of not less than ten percent of all shares entitled to vote at such special meeting. EZCORP’s Certificate of Incorporation states that holders of EZCORP Shares have no voting rights other than what may be required under the DGCL. Thus, unless otherwise provided by Delaware law, holders of EZCORP Shares are not entitled to call a special meeting of EZCORP’s stockholders.
Notice of Meetings
     Under the FBCA and the DGCL, share/stock holders generally must be provided written notice of an annual or special share/stock holders meeting not less than 10 days nor more than 60 days prior to a meeting. However, under Delaware law, in the case of a stockholder meeting called to vote on a merger, consolidation or sale of substantially all of the assets of the corporation, stockholders must be given written notice of not less than 20 days before the meeting. The Bylaws of VFS provide for shareholder notice consistent with Delaware and Florida law, however, EZCORP’s Bylaws do not contain the shorter 20 day notice requirement for a stockholder meeting called to vote on a merger, consolidation or sale of substantially all of the assets of the corporation. Despite the absence of such a provision, the DGCL’s requirement of 20 days’ prior notice before a meeting called to vote on a merger, consolidation or sale of substantially all of the assets of the corporation would govern the notice requirements.
Written Consents of Shareholders
     Under the FBCA and the DGCL, the share/stock holders may take action without a meeting if a consent in writing to such action is signed by the share/stock holders having the minimum number of votes that would be necessary to take such action at a meeting, unless prohibited in the articles or certificate of incorporation as the case may be. Both VFS and EZCORP’s Bylaws permit share/stock holder action by written consent. Holders of EZCORP Shares are precluded from acting by written consent because the EZCORP Shares are non-voting.
Election of Directors
     VFS. The FBCA provides that directors are to be elected in the manner provided in the corporation’s articles of incorporation. Under VFS’s Bylaws, members of the board are elected by the shareholders at each annual meeting of the shareholders and serve until the next annual meeting or until their successors have been elected or appointed. If a vacancy occurs, such vacancy may be filled by either a majority of the remaining members of the board of directors or by an election at an annual or special meeting of shareholders called for that purpose.

     EZCORP. Under the DGCL, the directors of a corporation shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present, unless the certificate of incorporation provides for cumulative voting. EZCORP’s Certificate of Incorporation does not provide for cumulative voting. Holders of EZCORP Shares are not entitled to elect directors.
Removal of Directors
     VFS. Under the FBCA, if cumulative voting is not authorized, once a director has been elected, he or she may be removed by the shareholders if the number of votes cast to remove him or her is greater than the number of votes cast not to remove him or her, unless the articles of incorporation provide that directors may be removed only for cause. If the director was elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director. VFS’s Articles of Incorporation permit removal of a director with our without cause.
     EZCORP. Under the DGCL, unless cumulative voting is authorized, a majority of the shares entitled to vote at the election of directors may affect a removal of a director with or without cause. EZCORP’s Certificate of Incorporation does not provide for cumulative voting.
Amendments to the Articles or Certificate of Incorporation and Bylaws
     VFS. The FBCA requires amendments to the articles of incorporation to be approved by the shareholders of the corporation upon recommendation of the corporation’s board of directors. Unless the FBCA, the articles of incorporation, or the board of directors requires a greater vote or voting by groups, amendments to the articles of incorporation must be approved by a majority of the votes cast. Unless otherwise required by the bylaws or the articles of incorporation, the FBCA permits a corporation’s board of directors to adopt or amend bylaws that do not conflict with the bylaws that may have been adopted by the shareholders. Bylaws that fix greater quorum or voting requirements for shareholders may not be adopted, amended or repealed by the board of directors. VFS’s Bylaws permit the board of directors, as well as the shareholders, to amend the corporation’s bylaws
     EZCORP. Unless the certificate of incorporation specifically provides otherwise, Delaware law requires only the affirmative vote of a majority of all outstanding voting shares to effect certain amendments to the certificate of incorporation. The DGCL also requires the shares of a class to vote separately on amendments in certain circumstances. EZCORP’s Bylaws permit the board of directors, as well as the stockholders, to amend the corporation’s bylaws.
Dissenters’ Rights
     VFS. Under the FBCA, holders of record of VFS Common Stock are entitled to dissenters’ rights assuming they follow the procedures mandated by the FBCA.  If a corporation and the shareholder asserting appraisal rights are unable to agree on the fair value of the corporation’s shares, the corporation would be required to file within 60 days after receipt of the shareholders’ demand, an appraisal action in a court in the county where the corporation had its principal office. The court would be required to determine the fair value of the corporation’s shares. A corporation would be required to pay each shareholder asserting appraisal rights the amount found to be due within ten days after final determination of the proceedings. At the court’s discretion, the judgment may include interest at a rate determined by the court. Upon payment of this judgment, the shareholder would cease to have any further appraisal rights with respect to his or her shares.
     EZCORP. Under the DGCL, a stockholder has the right, in connection with certain mergers or consolidations, to dissent from certain corporate transactions and receive the fair market value of his shares in cash in lieu of the consideration he otherwise would receive in the transaction. In order for a dissenting stockholder to assert his dissenters’ rights, he must timely file a petition for appraisal with the Delaware Court of Chancery which will appraise the shares (excluding any appreciation or depreciation in the share price which occurs as a consequence of or in expectation of the transaction). In addition, a Delaware corporation can provide in its certificate of incorporation that appraisal rights are available to stockholders in certain other situations in which such rights are not otherwise available under Delaware law. No such provision is included in EZCORP’s Certificate of Incorporation.
     Under the DGCL, unless the certificate of incorporation provides otherwise, appraisal rights are not available to stockholders of a corporation if the shares are listed on a national securities exchange or quoted on the NASDAQ National Market or held of record by more than 2,000 stockholders and stockholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares:
(1)	shares of stock of the surviving or resulting corporation,

(2)	shares of stock of another corporation which is listed on a national securities exchange, quoted on the NASDAQ National Market or held of record by more than 2,000 stockholders,

(3)	cash in lieu of fractional shares described in (1) and (2) above, or

(4)	any combination of the consideration described in (1) through (3) above.

     In addition, appraisal rights are not available to stockholders of a Delaware corporation in a merger if the corporation is the surviving corporation and no vote of its stockholders is required. Because EZCORP is listed on the NASDAQ, stockholders do not have dissenters’ rights under the DGCL.
Dividends
     VFS. Under the FBCA, a corporation may pay distributions to its shareholders unless (a) the corporation would not be able to pay its debts as they become in the usual course of business; or (b) the corporation’s total assets would be less then the sum of its total liabilities, unless the corporation’s articles of incorporation permit otherwise, plus the amount that would be needed upon dissolution to satisfy the preferential rights of shareholders superior to those shareholders receiving the distribution. Under VFS’s Articles of Incorporation and Bylaws, dividends are shared pro rata among holders of the VFS Common Stock.

     EZCORP. Under Delaware law, a corporation can pay dividends to the extent of its surplus, and if no surplus is available, dividends can be paid to the extent of its net profits for the current and/or preceding fiscal year. Dividends cannot be declared, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Under EZCORP’s Certificate of Incorporation and Bylaws, subject to the prior rights and preferences of holders of EZCORP’s preferred stock, holders of the EZCORP Shares and shares of EZCORP Class B Voting Common Stock share dividends pro rata.
Preferred Stock
     VFS. The FBCA provides that, if authorized by the articles of incorporation, a corporation’s board of directors may issue participating stock with certain rights and privileges. Although VFS’s Articles of Incorporation provide for the issuance of participating stock, immediately prior to the merger, all of such shares shall be converted into VFS Common Stock.
     EZCORP. On September 26, 2008, EZCORP amended its certificate of incorporation to eliminate its entire series of preferred stock and all references thereto, none of which was issued or outstanding.
Preemptive Rights
     VFS. Under the FBCA, shareholders of a corporation are denied preemptive rights unless such rights are expressly granted to stockholders in the articles of incorporation. VFS’s Articles of Incorporation do not provide for preemptive rights to holders of the VFS Common Stock.
     EZCORP. Under the DGCL, stockholders of a corporation are denied preemptive rights unless such rights are expressly granted to stockholders in the certificate of incorporation. EZCORP’s Certificate of Incorporation does not provide for preemptive rights to holders of the EZCORP Shares.
Limitation of Liability of Directors
     VFS. The FBCA protects all directors from liability to the corporation or shareholders for monetary damages for any statement, vote, decision or failure to act, regardless of whether or not a provision to that effect is included in the corporation’s articles of incorporation. This protection does not apply if the director breached or failed to perform his or her duties as a director, and the breach or failure constitutes a violation of the criminal law, a transaction from which the director derived an improper personal benefit, where the director’s actions constituted a conscious disregard for the best interests of the corporation, or an act committed in bad faith. Under VFS’s Articles of Incorporation, directors are not personally liable to VFS or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to VFS or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) from liability imposed by Section 607.0834 of the FBCA for unlawful distributions; and (iv) for any transaction from which the director derived an improper personal benefit.

     EZCORP. Subject to certain exceptions, the DGCL permits the certificate of incorporation or bylaws to include a provision that eliminates a director’s liability to stockholders for monetary damages for any breach of fiduciary duty as a director. The certificate of incorporation or bylaws, however, cannot eliminate the liability of a director for breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; unlawful payment of dividends or unlawful stock purchase or redemption; or any transactions from which the director derived an improper personal benefit. EZCORP’s Certificate of Incorporation contains similar provisions to VFS’s Articles of Incorporation with respect to director liability.
Indemnification of Directors
     Under the DGCL and the FBCA, a corporation can indemnify its directors if a director acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. Furthermore, the DGCL and the FBCA each allow for a corporation to indemnify its directors with respect to any criminal action or proceeding when the director had no reasonable cause to believe his conduct was unlawful. Indemnification is not allowed under either the DGCL or the FBCA if a director has been adjudged liable to the corporation.
     EZCORP’s Certificate of Incorporation requires the indemnification of its directors. VFS’s Articles of incorporation provides for VFS to indemnify its officers, directors, employees and agents to the fullest extent permitted by the FBCA.
Anti-Takeover Laws
     Affiliated Transactions and Certain Business Combinations. The FBCA requires that any “affiliated transaction,” which term includes a merger, sale of significant assets of the corporation and similar extraordinary corporate transactions, between the corporation and an interested shareholder (generally defined as any person who is the beneficial owner of more than ten percent (10%) of the outstanding voting shares of the corporation) be approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation other than the shares beneficially owned by the interested shareholder. The voting requirements of the FBCA will not apply, however, to an affiliated transaction if: (a) the affiliated transaction has been approved by a majority of the corporation’s disinterested directors; (b) the corporation has not had more than 300 shareholders at any time during the preceding three years; (c) the interested shareholder has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five (5) years; (d) the interested shareholder is the beneficial owner of at least ninety percent (90%) of the outstanding voting shares of the corporation; or (e) certain fair price requirements have been met. The statute also provides that the restrictions contained therein shall not apply to any corporation whose articles of incorporation or bylaws contain a provision expressly electing not to be governed thereby. VFS is subject to the FBCA’s affiliate transaction statute.
     The DGCL similarly prohibits a corporation from entering into certain “business combinations” between the corporation and an “interested stockholder” (generally defined as any person who is the beneficial owner of more than 15% of the outstanding voting shares of the corporation), unless the corporation’s board of directors has previously approved either (a) the business combination in question or (b) the stock acquisition by which such interested stockholder’s beneficial ownership interest reached 15%. The prohibition lasts for three years from the date the interested stockholder’s beneficial ownership reached 15%. Notwithstanding the preceding, the DGCL allows a corporation to enter into a business combination with an interested stockholder if: (a) the business combination is approved by the corporation’s board of directors and is authorized by an affirmative vote of at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder, or (b) such interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced. The statute also provides that the restrictions contained therein shall not apply to any corporation whose certificate of incorporation contains a provision expressly electing not to be governed thereby. EZCORP is subject to the DGCL’s affiliated transaction statute.
     Control Share Regulation. Unless the articles of incorporation or bylaws provide otherwise, the FBCA restricts the voting rights of a person who acquires “control shares” in an “issuing public corporation.” “Control shares” are defined under the FBCA as those shares that, when added to all other shares of the issuing public corporation owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person to exercise the voting power of the corporation in the election of directors within any of the following ranges of voting power: (a) one-fifth or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; or (c) a majority or more of all voting power. An “issuing public corporation” is a corporation that has: (a) 100 or more shareholders; (b) its principal place of business, its principal office or substantial assets within Florida; and (c) either (i) more than ten percent (10%) of its shareholders reside in Florida, (ii) more than ten percent (10%) of its shares are owned by Florida residents, or (iii) 1,000 shareholders reside in Florida. However, Florida’s “control share” anti-takeover statute does not apply to a merger transaction that is subject to shareholder approval. The effect of this statute is discussed below only to illustrate the effect of FBCA’s control share acquisition statute on holders of the VFS Common Stock because the DGCL does not contain a similar statute.
     If a control share acquisition has been made, the control shares have no voting rights unless the holders of a majority of shares (other than those held by the acquirer and the corporation’s officers and employee-directors) grant voting rights to those shares by resolution. Any person who proposes to make or has made a control share acquisition (an “Acquirer”) may, at his or her election, deliver an acquiring person statement to the issuing public corporation setting forth certain information concerning the Acquirer and the acquisition of his shares, together with a request for a shareholders meeting to determine his voting rights, which meeting must be held within fifty (50) days of the date of the request. The Acquirer must pay the expenses of the shareholders meeting.
     If an Acquirer acquires a majority of the outstanding shares of the corporation and is granted full voting rights pursuant to the procedure outlined above, the other shareholders of the corporation have dissenters’ rights to require the corporation to purchase their shares for a “fair value.” The term “fair value” is defined as a value not less than the highest price paid per share by the acquirer in the control share acquisition.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS
Introduction to Unaudited Pro Forma Condensed Combined Financial Statements
     On September 16, 2008, EZCORP, VFS and Merger Sub entered into a merger agreement under which, upon completion, VFS will become a wholly-owned subsidiary of EZCORP in a transaction to be accounted for using the purchase method of accounting for business combinations. Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of VFS common stock will be converted into the right to receive either (i) $11.00 in cash, without interest, or 0.75 of a share of EZCORP Class A Non-voting Common Stock.
     The following unaudited pro forma condensed combined balance sheet is based on historical balance sheets of EZCORP and VFS and has been prepared to reflect the merger as if it had been completed on the balance sheet date of June 30, 2008. The following unaudited pro forma condensed combined statements of operations give effect to the merger as if it had taken place on October 1, 2006, the beginning of the earliest period presented, in accordance with SEC guidance. Although VFS’s fiscal year ends on a different date than that of EZCORP, all VFS information presented in the Pro Forma Combined Statements of Operations are actual amounts for the periods indicated. For example, the VFS information presented in the Pro Forma Statement of Operations for the year ended September 30, 2007 reflects VFS’s performance for the twelve months then ended and not amounts reported in the VFS annual audited financial statements for the year ended December 31, 2007.
     The merger will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note A to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets of VFS based on their estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of VFS that exist as of the date of completion of the merger, and upon the final purchase price.
     The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions which are preliminary and have been made solely for purposes of developing such pro forma information. They do not include liabilities that may result from integration activities which are not presently estimable. The management of EZCORP and VFS are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance costs for VFS employees, costs of vacating some facilities of VFS, or other costs associated with exiting activities of VFS that would affect the pro forma condensed combined financial statements. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. In addition, the pro forma condensed combined financial statements do not include any potential operating efficiencies or cost savings from expected synergies. The unaudited pro forma condensed combined financial statements are not necessarily an indication of the results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future.

     In the merger agreement, we agreed to exchange three-quarters of a share of EZCORP’s Class A Non-voting Common Stock for each of the 6,646,370 shares of VFS’s common stock we expect to be outstanding on the acquisition date, and to round up to the nearest whole share any fractional shares. We also agreed to make certain cash contingency payments to VFS shareholders selling EZCORP Shares within 125 days of effectiveness of this registration statement, assuming such shares are sold above or below $14.67 per share, as described in the merger agreement. At the option of each VFS shareholder, we also agreed to pay cash consideration of $11.00 per VFS share in lieu of issuing EZCORP Shares for up to twenty percent of the outstanding VFS shares. For purposes of these pro forma combined financial statements and the preliminary purchase price allocation, we assumed no contingency payments and that twenty percent of VFS shareholders elect to receive $11.00 cash consideration in lieu of EZCORP Shares; however, we cannot predict the amount of any contingent payment that might be made or what percentage of VFS shareholders ultimately will elect to receive cash in lieu of EZCORP Shares, and the ultimate purchase price will be adjusted to reflect any changes in actual behavior compared to our assumptions herein. Notes A and G to these pro forma financial statements describe differences in the pro forma results under differing assumptions as to the amount of contingency payments actually made and the number of shareholders electing to receive cash in lieu of EZCORP Shares.
For purposes of preparing these pro forma condensed combined financial statements, we have assumed consummation of the following transactions upon completion of the merger:

-	Conversion of all VFS participating stock into VFS common stock

-	Exchanging 0.75 EZCORP Shares for each VFS common share for those shareholders electing to receive EZCORP Shares (assumed 80% elect to receive EZCORP Shares)

-	Cash payment to all VFS shareholders electing to receive cash in lieu of EZCORP Shares (assumed 20% elect to receive cash)

-	Use of $20 million of EZCORP’s cash on hand as part of the merger consideration

-	Use of $1 million of EZCORP’s cash on hand to pay deferred financings costs related to its Fifth Amended and Restated Credit Facility, expected to become effective at the time of the merger

-	Closing of the EZCORP Fifth Amended and Restated Credit Facility

-	VFS’ payment of all accrued, unpaid dividends on its Series A-2 participating stock immediately preceding closing of the merger, with an offsetting increase in VFS’ outstanding debt to finance the payment (estimated at $2.4 million at June 30, 2008)

-	Retirement of VFS’ outstanding debt at the date of the merger (including the borrowings to finance its payment of its Series A-2 accrued, unpaid dividends)

-	Borrowing upon EZCORP’s Fifth Amended and Restated Credit Facility for approximately $1.1 million of transaction-related expenses and the payment of VFS’ outstanding debt and merger consideration not otherwise covered by EZCORP’s cash on hand (as described above) and EZCORP Shares to be issued as merger consideration

     These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of EZCORP and VFS and other financial information pertaining to EZCORP and VFS including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” incorporated by reference or included herein.

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Balance Sheet as of June 30, 2008 (Unaudited)

	As		Pro Forma		Pro Forma
	Reported	VFS	Adjustments	Notes	Combined
	(In thousands)
Assets:
Current assets:
Cash and cash equivalents	$29,812	$762	$(20,000)	(1)	$9,574
			(1,000)	(1)
Pawn loans	68,022	18,017	—		86,039
Payday loans, net	6,598	—	—		6,598
Pawn service charges receivable, net	10,061	3,520	—		13,581
Signature loan fees receivable, net	5,086	—	—		5,086
Inventory, net	39,444	13,277	—		52,721
Deferred tax asset, net	9,007	3,686	—		12,693
Federal income tax receivable	454	59	—		513
Prepaid expenses and other assets	5,622	2,142	—		7,764

Total current assets	174,106	41,463	(21,000)		194,569

Investment in unconsolidated affiliate	37,248	—	—		37,248
Property and equipment, net	38,661	8,056	—		46,717
Deferred tax asset, non-current	5,620	2,908	—		8,528
Goodwill	24,779	4,874	(4,874)	(2)	83,426
			58,647	(2)
Other assets, net	5,585	364	6,860	(3)	12,809

Total assets	$285,999	$57,665	$39,633		$383,297

Liabilities and stockholders’ equity:
Current liabilities:
Accounts payable and other accrued expenses	$24,120	$4,230	$—		$28,350
Customer layaway deposits	2,254	866	—		3,120
Federal income taxes payable	—	—	—		—
Current maturities of long-term debt	—	17,446	(17,446)	(4)	10,000
			10,000	(4)

Total current liabilities	26,374	22,542	(7,446)		41,470

Long-term debt	—	12,254	(12,254)	(4)	17,752
			17,752	(4)
Interest rate swap liability	—	577			577
Deferred gains and other long-term liabilities	2,909	384	—		3,293

Total long-term liabilities	2,909	13,215	5,498		21,622

Commitments and contingencies	—	—	—		—

Total liabilities	29,283	35,757	(1,948)		63,092

Stockholders’ equity:
Preferred Stock	—	59	(59)	(5)	—
Class A Non-voting Common Stock	385	—	40	(5)	425
Class B Voting Common Stock	30	—	—		30
Additional paid-in capital	134,598	55,581	(55,581)	(5)	198,047
			63,449	(5)
Cumulative effect of adopting a new accounting principle	(106)	—	—		(106)
Retained earnings (accumulated deficit)	118,245	(33,732)	33,732	(5)	118,245

	253,152	21,908	41,581		316,641
Treasury stock, at cost (27,099 shares)	(35)	—	—		(35)
Accumulated other comprehensive income	3,599	—	—		3,599

Total stockholders’ equity	256,716	21,908	41,581		320,205

Total liabilities and stockholders’ equity	$285,999	$57,665	$39,633		$383,297

See Note A to Pro Forma Combined Financial Statements (unaudited).

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Statement of Operations for the Year Ended September 30, 2007
(Unaudited)

	As		Pro Forma			Pro Forma
	Reported	VFS	Adjustments	Notes		Combined
	(In thousands, except per share amounts)
Revenues:
Sales	$192,987	$72,027	$—			$265,014
Pawn service charges	73,551	27,417	—			100,968
Signature loan fees	104,347	—	—			104,347
Other	1,330	1,511	—			2,841

Total revenues	372,215	100,955				473,170

Cost of goods sold	118,007	45,729	—			163,736

Net revenues	254,208	55,226	—			309,434

Operating expenses:
Operations	128,602	32,215	180	(B	)	160,997
Signature loan bad debt	28,508	—	—			28,508
Administrative	31,749	17,652	—	(C	)	49,401
Depreciation and amortization	9,812	1,772	—			11,584

Total operating expenses	198,671	51,639	180			250,490

Operating income	55,537	3,587	(180)			58,944

Interest income	(1,654)	—	—			(1,654)
Interest expense	281	1,504	1,033	(D	)	2,818
Equity in net income of unconsolidated affiliate	(2,945)	—	—			(2,945)
(Gain) / loss on sale / disposal of assets	(72)	243	—			171

Income before income taxes	59,927	1,840	(1,213)			60,554
Income tax expense	22,053	696	(450)	(E	)	22,299

Net income	$37,874	$1,144	$(763)			$38,255

Net income per common share:
Basic	$0.92					$0.85

Diluted	$0.88					$0.81

Weighted average shares outstanding:
Basic	41,034		3,988	(F	)	45,022
Diluted	43,230		3,988	(F	)	47,218
See Notes to Pro Forma Combined Financial Statements (unaudited).

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Statement of Operations for the Nine Months Ended June 30, 2008
(Unaudited)

	As		Pro Forma			Pro Forma
	Reported	VFS	Adjustments	Notes		Combined
		(In thousands, except per share amounts)
Revenues:
Sales	$170,472	$66,818	$—			$237,290
Pawn service charges	67,384	22,714	—			90,098
Signature loan fees	94,917	—	—			94,917
Other	1,228	1,177	—			2,405

Total revenues	334,001	90,709				424,710

Cost of goods sold	101,732	40,574	—			142,306

Net revenues	232,269	50,135	—			282,404

Operating expenses:
Operations	113,185	29,006	135	(B	)	142,326
Signature loan bad debt	24,847	—	—			24,847
Administrative	29,541	11,438	(1,507)	(C	)	39,472
Depreciation and amortization	9,027	1,456	—			10,483

Total operating expenses	176,600	41,900	(1,372)			217,128

Operating income	55,669	8,235	1,372			65,276

Interest income	(359)	—	—			(359)
Interest expense	228	2,351	(448)	(D	)	2,131
Equity in net income of unconsolidated affiliate	(3,162)	—	—			(3,162)
(Gain) / loss on sale / disposal of assets	527	61	—			588
Other	11	—	—			11

Income before income taxes	58,424	5,823	1,820			66,067
Income tax expense	22,026	2,311	686	(E	)	25,023

Net income	$36,398	$3,512	$1,134			$41,044

Net income per common share:
Basic	$0.88					$0.90

Diluted	$0.84					$0.87

Weighted average shares outstanding:
Basic	41,380		3,988	(F	)	45,368
Diluted	43,269		3,988	(F	)	47,257
See Notes to Pro Forma Combined Financial Statements (unaudited).

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Statement of Operations for the Nine Months Ended June 30, 2007
(Unaudited)

	As		Pro Forma			Pro Forma
	Reported	VFS	Adjustments	Notes		Combined
	(In thousands, except per share amounts)
Revenues:
Sales	$141,688	$53,386	$—			$195,074
Pawn service charges	51,496	20,003	—			71,499
Signature loan fees	74,132	—	—			74,132
Other	1,007	1,129	—			2,136

Total revenues	268,323	74,518				342,841

Cost of goods sold	85,618	33,836	—			119,454

Net revenues	182,705	40,682	—			223,387

Operating expenses:
Operations	94,087	23,651	135	(B	)	117,873
Signature loan bad debt	19,086	—	—			19,086
Administrative	23,528	15,096	—			38,624
Depreciation and amortization	7,194	1,326	—			8,520

Total operating expenses	143,895	40,073	135			184,103

Operating income	38,810	609	(135)			39,284

Interest income	(1,499)	—	—			(1,499)
Interest expense	214	669	1,233	(D	)	2,116
Equity in net income of unconsolidated affiliate	(2,185)	—	—			(2,185)
(Gain) / loss on sale / disposal of assets	(131)	126	—			(5)

Income before income taxes	42,411	(186)	(1,368)			40,857
Income tax expense	15,692	(112)	(506)	(E	)	15,074

Net income	$26,719	$(74)	$(862)			$25,783

Net income per common share:
Basic	$0.65					$0.57

Diluted	$0.62					$0.54

Weighted average shares outstanding:
Basic	40,943		3,988	(F	)	44,931
Diluted	43,393		3,988	(F	)	47,381
See Notes to Pro Forma Combined Financial Statements (unaudited).

Notes to Pro Forma Combined Financial Statements of EZCORP, Inc. and Subsidiaries
and Value Financial Services, Inc. (Unaudited)
Note A: Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2008
The pro forma adjustments to the unaudited pro forma combined balance sheet as of June 30, 2008 consist of the allocation of the expected total purchase price to the estimated fair value of VFS’s net assets, including the elimination of VFS’s existing equity, and the financing of the acquisition, including the use of $20 million of cash as consideration, the issuance of 3,987,979 additional EZCORP, Inc. common shares to current VFS shareholders, and the additional borrowings to finance the remainder of the transaction. To finance a portion of the VFS acquisition, we are refinancing our credit agreement to a total availability of $120 million, including a $40 million fully amortizing term loan with a four-year maturity and an $80 million revolving credit facility with a three-year term. As our amended and restated credit agreement will contain, in part, a $40 million term loan with a four year fully amortizing balance, $10 million of the new debt will be due within one year and was classified as current. We also anticipate paying debt issuance costs of approximately $1 million upon completion of the credit agreement amendment, and have included this as a pro forma increase to Other Assets, net and as a use of cash. Included in the estimated total purchase price is the accumulated dividend of approximately $2.4 million we anticipate being paid on VFS’s series A-2 participating stock immediately preceding the acquisition, as if it had occurred at June 30, 2008. VFS’s accumulated dividends are not recorded as liabilities or as a reduction of equity until declared by its board of directors.
We expect the total acquisition purchase price to be approximately $80.6 million at the anticipated closing date of November 1, 2008 (plus the assumption of approximately $35.3 million of VFS debt, aggregating to $115.9 million), assuming no contingent payments and that twenty percent of VFS shareholders elect to receive cash consideration in lieu of EZCORP Shares, as described above. For purposes of preparing the pro forma unaudited balance sheet as of June 30, 2008, we must assume the acquisition was completed June 30, 2008. The assumed purchase price at that date is less than the assumed purchase price at November 1, 2008, due to the following primary differences in value between the dates:

•	the effects of VFS’ ongoing daily operations, including the anticipated seasonal growth in outstanding pawn loan and inventory balances between June and November and VFS’s growth in net assets as a result of their expected earnings between the two dates

•	The difference between our actual closing price of $16.35/share on the date we announced the merger and $15.92/share assumed in theses pro forma financial statements (in accordance with SEC guidance for pro forma financial information, using a daily average of the closing market price for our stock from two business days prior to announcing the merger to two business days after announcing the merger).

•	the continuing accrual of dividends on VFS’ Series A-2 participating stock, which will increase VFS’ outstanding debt immediately prior to our assumption / retirement of that debt upon merger

At June 30, 2008, the unaudited pro forma purchase price allocation of non-cash assets and liabilities to be acquired, which is preliminary and subject to change, was as follows based on the estimated fair values of each item:

	As of June 30, 2008	Estimated Useful
	($000’s)	Life (years)
Current assets:
Pawn loans	$18,017
Pawn service charges receivable, net	3,520
Inventory, net	13,277
Deferred tax asset, net	3,686
Federal income taxes receivable	59
Prepaid expenses and other assets	2,142

Total current assets	40,701

Property and equipment, net	8,056
Deferred tax asset, non-current	2,908
Goodwill	58,647
Trademarks and trade names	4,060	Indefinite
Favorable lease asset	1,800	10
Other assets, net	364

Total assets	$116,536

Current liabilities:
Accounts payable and other accrued expenses	$4,230
Customer layaway deposits	866
Current maturities of long-term debt	17,446

Total current liabilities	22,542

Long-term debt	14,634
Interest rate swap liability	577
Deferred gains and other long-term liabilities	384

Total liabilities	$38,137

Total purchase price	$78,399

In calculating the assumed total purchase price to include in the above preliminary pro forma purchase price allocation, we estimated the value of the EZCORP Shares to be issued as merger consideration at $15.92 per share, which is the five-day average of the closing price of our stock from two business days prior to the announcement of the merger to two business days after the announcement of the merger.
In our estimation of the purchase price allocation, we have made all adjustments we believe to be appropriate to adjust VFS’s assets and liabilities to their fair value, including the recording of the fair value of VFS’s trademarks and tradenames and a favorable lease asset for leases that appear to be at favorable terms in relation to current market terms. Included in the total purchase price is a significant amount allocated to goodwill, or the excess of purchase price over the remaining net assets acquired. The total agreed purchase price was determined through lengthy negotiations with the VFS board and executive management, as described in the proxy/prospectus included in this S-4, and reflects what we believe to be the value of the entire company, including the goodwill we will acquire and from which we will benefit in the future. We believe it is reflective of VFS’s future earning potential, which is far greater than its recorded net assets other than goodwill.
The schedule below presents the calculation of the total assumed purchase price to be paid and its components, assuming 20% of VFS shareholders elect to receive cash consideration in lieu of EZCORP Shares (dollars in thousands):

Anticipated stock consideration (5,317,096 VFS shares exchanged for 0.75 EZCORP Shares each plus 157 EZCORP Shares for rounding fractional shares up to the nearest whole share times $15.92 per EZCORP share)	$63,489
Anticipated cash consideration for 20% of VFS shareholders electing to receive cash in lieu of EZCORP Shares (1,329,274 VFS shares times $11.00/share)	$14,622
Transaction related expenses ($250 legal, $250 accounting, $250 VFS office lease buyout, $300 other)	$1,050
Less: Cash to be acquired – held by VFS at June 30, 2008	$(762)

Total assumed purchase price at June 30, 2008	$78,399

Because VFS will be required to pay its accumulated, unpaid Series A-2 participating stock dividend prior to the merger with EZCORP and because VFS did not have the funds available to pay such dividend on the assumed pro forma acquisition date of June 30, 2008, we assumed in our purchase price allocation an increase in VFS’s outstanding debt at the pro forma date of acquisition, which increases the amount of VFS debt we anticipate paying off immediately following the acquisition and replacing with borrowings under our credit facility. After consummation of our acquisition of VFS, there will no longer be any dividend payable to any class of VFS or EZCORP stock.
In accordance with SFAS No. 141, any payment made under the deficiency guaranty will result in no change to the total purchase price, but rather will result in a revaluation of the different components of consideration paid for the acquisition. Specifically, any cash payments made under the deficiency guaranty will be recorded as part of the purchase price, with an equal and offsetting reduction in the amount previously recorded for EZCORP Shares issued at the date of acquisition to reduce their value to the lower current value of those securities at the date of the related sales. The net result will be no change in the total purchase price, but a decrease in the amount of Additional Paid-in Capital as a result of the reduction in value assigned to the securities and an offsetting reduction in cash.
Any payments made under the premium reserve, which was provided as part of the total purchase consideration, is part of the cost of the acquisition in accordance with EITF 97-15, accounting for Contingency Arrangements Based on Security Prices in a Purchase Business Combination.

We would expect any premium reserve payment to result in a decrease to cash and an adjustment to Additional Paid-in Capital recorded for EZCORP Shares issued at the date of the acquisition. The entries to be recorded upon the payment of any deficiency guaranty or premium reserve will have no other effects on our financial statements, other than a decrease in the interest income that we could have otherwise recognized as we will not be able to invest the cash used to make such payments.
Below are notes describing the pro forma balance sheet adjustments, as noted on the face of the pro forma combined balance sheet:

(1)	$20.0 million of cash will be used as part of the merger consideration paid to VFS shareholders electing to receive cash and to cover merger related costs anticipated to be capitalized as part of the total purchase price. $1.0 million of cash will be paid to our bank syndication and will be recorded as deferred financing costs related to our credit facility, which we are amending, restating, and re-syndicating to finance this merger.

(2)	These adjustments remove the goodwill currently on VFS’s books and record the goodwill arising from this merger.

(3)	This adjustment records $1.0 million of deferred financing costs we expect to pay upon closing of our credit agreement which is being amended and restated to finance this merger, to record the $4.1 million fair value of trademarks and tradenames being acquired from VFS that are not currently recorded in their books, and to record $1.8 million of favorable lease assets we will be acquiring from VFS that are not currently recorded on their books.

(4)	These entries remove the VFS debt that is expected to be repaid immediately upon closing of the merger and to record the debt EZCORP expects to borrow to finance a portion of the merger consideration.

(5)	These entries remove the equity currently recorded by VFS and recognizes the estimated value of EZCORP stock to be issued as a portion of the merger consideration.

Note B: Operations Expense
In our preliminary estimate of the fair value of VFS’s net assets to include in the purchase price allocation, we identified a number of VFS’s store leases that appear to be at favorable rates compared to current market rates. As a result, we anticipate recording a $1.8 million favorable lease asset, which must be amortized to rent expense over the terms of the related leases. For purposes of these pro forma financial statements, we assumed the amortization period will average ten years. The pro forma increase to Operations expense is due to the estimated amortization of this favorable lease asset. Our estimate of the fair value of the favorable lease asset is preliminary and subject to change as we complete our valuation of the assets to be acquired. Any change in the estimated fair value of this asset upon final valuation will likely result in an offsetting change to the amount of the purchase price allocated to goodwill, and an increase or decrease in the expected amortization of the favorable lease asset.

Note C: Administrative Expense
The pro forma $1.5 million reduction of Administrative expense in the nine month period ended June 30, 2008 removes the success fee VFS paid to its directors and officers upon reaching an agreement to be acquired by us.
Included in VFS’s historical results for this same period but excluded as a pro forma adjustment is VFS’s $1.3 million write-off of costs related to abandoning its initial public offering upon entering discussions with us. While this is a unique item we do not expect to recur, we did not remove it in a pro forma adjustment as VFS’s abandonment of its IPO attempt might have occurred even if we had not reached an agreement on the acquisition.
In the year ended September 30, 2007, VFS forgave a note receivable from an officer and made significant vested stock grants to several officers. These resulted in an $8.2 million charge to VFS’s Administrative expense in the period. We have made no pro forma adjustment related to these charges.
While we expect to gain efficiencies and leverage from combining VFS’s administrative functions with ours and reducing duplication of overhead expenses, we have not yet determined the precise changes to be made. Accordingly, we have included in our pro forma adjustments no reduction in administrative expense that may be realized once we determine how best to integrate VFS’s administrative functions with ours.
Note D: Interest Expense
The pro forma adjustment to interest expense recognizes the estimated change in interest expense we would have incurred on the debt used to finance the acquisition, the amortization of the assumed debt issuance costs related to the new credit agreement, the removal of interest expense related to VFS’s debt that will be retired immediately following the transaction, and the loss of interest income on our cash assumed to be used in the transaction. The table below presents the amount of the pro forma adjustment to interest expense arising from each of these components in the periods presented (in thousands):

	Year Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	June 30,
	2007	2008	2007
Use of $21 million of cash ($20 million towards the purchase and $1 million of deferred financing costs on debt used to finance the acquisition)	$891	$668	$668
Amortization of $1 million of deferred financing costs	333	250	250
Interest expense related to new debt assumed to finance the acquisition	1,313	985	984
Elimination of interest expense incurred by VFS	(1,504)	(2,351)	(669)

Net pro forma adjustment to interest expense	$1,033	$(448)	$1,233

For purposes of estimating the pro forma interest expense, we applied an interest rate of 4.24%, comprised of the 1-month LIBOR market rate as of the date of the merger announcement plus the 1.75% current applicable interest rate spread, as specified in the amended credit agreement we expect to complete to finance a portion of the acquisition. Because our applicable interest rate floats with changes in LIBOR, the assumed interest expense would vary with changes in prevailing interest rates. If LIBOR increased by 0.125% (1/8%) over the assumed rate, pro forma interest expense would increase by $61,000 for the year ended September 30, 2007 and $46,000 for the nine-month periods ended June 30, 2008 and 2007. Net income would decrease by $39,000 for the year ended September 30, 2007 and $29,000 for the nine-month periods ended June 30, 2008 and 2007.
     EZCORP has executed a Fifth Amended and Restated Credit Agreement (the “Agreement”) among EZCORP, Inc., Wells Fargo Bank, N.A., as Agent and Issuing Bank, and various other banks and lending institutions. The Agreement and the related loan documents were placed in escrow pending the closing of the merger agreement with VFS. The Agreement is contingent upon the closing of the merger agreement with VFS on or before December 31, 2008.
     If the merger agreement with VFS is closed on or before December 31, 2008, the Agreement will become effective and will provide for, among other things, (i) an $80 million revolving credit facility that EZCORP may request to be increased to a total of $110 million (the “Revolving Credit Facility”) and (ii) a $40 million term loan (the “Term Loan”). If the Agreement becomes effective, it will extend the maturity date of the Revolving Credit Facility to the date that is three years from the closing of the merger agreement with VFS. The maturity date of the Term Loan will be four years from the closing of the merger agreement with VFS.
     Pursuant to the Agreement, EZCORP may choose either a Eurodollar rate or the base rate. Interest accrues at the Eurodollar rate plus 175 to 250 basis points or the base rate plus 0 to 50 basis points, depending upon the leverage ratio computed at the end of each calendar quarter. From the date the credit facility becomes effective through the date EZCORP reports to the lenders its interim results for the period ending June 30, 2009, EZCORP may choose to pay interest to the lenders for outstanding borrowings at the Eurodollar rate plus 250 basis points or the base rate plus 50 basis points, regardless of our leverage ratio during that period. We anticipate that upon closing of the merger agreement, we would elect the Eurodollar rate and have assumed that in these pro forma financial statements. Terms of the Agreement require, among other things, that EZCORP meet certain financial covenants that EZCORP believes will be achieved based upon its current and anticipated performance. In addition, payment of dividends is prohibited and additional debt is restricted.
Note E: Income Tax Expense
The pro forma adjustment to income tax expense recognizes the change in income tax expense we would have incurred in each period, using our effective tax rate in each applicable period and the net increase or decrease in pre-tax income resulting from the pro forma adjustments described in Notes B, C, and D above.
Note F: Weighted Average Shares Outstanding
The pro forma adjustment to the weighted average shares outstanding increases both basic and diluted weighted average shares outstanding to recognize the 3,987,979 shares expected to be issued to current VFS shareholders as part of the consideration for the acquisition.

Note G: Range of Possible Results
VFS shareholders have the option to elect to receive cash consideration in lieu of EZCORP Shares as merger consideration for up to 20% of the total number of EZCORP Shares offered. As explained above, the pro forma financial statements and notes above assume that 20% of the VFS shareholders do elect to receive cash in lieu of EZCORP Shares. The following disclosures are presented to indicate the range of possible pro forma results, assuming instead that all VFS shareholders elect to receive EZCORP Shares and none elect to receive cash. In each instance, the change in net income arises from the change in interest expense due to the change in assumed debt, net of income taxes. Earnings (loss) per share are affected by the change in net income and the dilutive effect of additional shares assumed outstanding:

	Assumes 20%	Assumes 100% elect
	elect cash	EZCORP Shares
	(in thousands, except per share data)
Year Ended September 30, 2007:
Net income	$38,255	$38,791
Weighted average shares outstanding:
Basic	45,022	46,019
Diluted	47,218	48,215
Earnings (loss) per share:
Basic	$0.85	$0.84
Diluted	$0.81	$0.80

Nine Months Ended June 30, 2008:
Net income	$41,044	$41,440
Weighted average shares outstanding:
Basic	45,368	46,365
Diluted	47,257	48,254
Earnings (loss) per share:
Basic	$0.90	$0.89
Diluted	$0.87	$0.86

Nine Months Ended June 30, 2007:
Net income	$25,783	$26,184
Weighted average shares outstanding:
Basic	44,931	45,928
Diluted	47,381	48,378
Earnings (loss) per share:
Basic	$0.57	$0.57
Diluted	$0.54	$0.54
The purchase price allocation to VFS’s net assets acquired would be unchanged from that presented in Note A regardless of the percentage of VFS shareholders electing to receive cash in lieu of EZCORP Shares.
Note H: Composition of Sales and Cost of Goods Sold
Sales and cost of goods sold, as presented on the accompanying pro forma statements of operations, include amounts related to merchandise sales in the companies’ stores as well as jewelry scrapping sales to gold refiners and diamond purchasers. In the periods presented, unaudited sales and cost of goods sold were comprised of the following:

	Year ended	Nine months ended	Nine months ended
	September 30, 2007	June 30, 2008	June 30, 2007
	(in thousands)
EZCORP, Inc. and Subsidiaries:
Sales revenue:
Merchandise sales	$141,094	$120,902	$107,993
Jewelry scrapping sales	$51,893	$49,570	$33,695

Total sales	$192,987	$170,472	$141,688

Cost of goods sold:
Merchandise sales	$83,501	$72,122	$63,903
Jewelry scrapping sales	$34,506	$29,610	$21,715

Total cost of goods sold	$118,007	$101,732	$85,618

Value Financial Services, Inc.:
Sales revenue:
Merchandise sales	$50,799	$39,870	$39,092
Jewelry scrapping sales	$21,228	$26,948	$14,294

Total sales	$72,027	$66,818	$53,386

Cost of goods sold:
Merchandise sales	$32,212	$25,244	$24,818
Jewelry scrapping sales	$13,517	$15,330	$9,018

Total cost of goods sold	$45,729	$40,574	$33,836

INDEMNIFICATION OF OFFICERS AND DIRECTORS
     Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.
     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against liability under Section 145.
     Our Restated Certificate of Incorporation provides that no director will be personally liable to us or any of our shareholders for monetary damages arising from the director’s breach of a fiduciary duty as a director, with certain limited exceptions.
     Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in the defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
     The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication unless the court, in its discretion, believes that in the light of all the circumstances indemnification should apply.

     To the extent any of the persons referred to in the two immediately preceding paragraphs is successful in the defense of the actions referred to therein, such person is entitled, pursuant to Section 145, to indemnification as described above.
     Our Restated Certificate of Incorporation and Amended and Restated Bylaws specifically provide for indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.
     Insofar as indemnification by us for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to our directors, officers or persons controlling EZCORP pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
EXPERTS
Accounting Matters
     Our financial statements and effectiveness of internal control over financial reporting, and schedule, incorporated by reference in this proxy statement/prospectus and registration statement, have been audited by BDO Seidman, LLP, independent registered public accountants, to the extent and for the periods set forth in their reports incorporated by reference, and are included in reliance upon the authority of BDO Seidman, LLP, as experts in accounting and auditing in giving their reports.
     The financial statements of VFS as of December 31, 2007, 2006 and 2005 and for the years then ended are included in this proxy statement/prospectus. The financial statements for the year ended December 31, 2007, have been audited by McGladrey & Pullen, LLP, independent accountants, as indicated in their reports with respect thereto contained in this proxy statement/prospectus. The financial statements for the years ended December 31, 2006 and 2005 were audited by Tedder, James, Worden, & Associates, P.A., independent accountants, certain of whose partners merged with McGladrey & Pullen, LLP effective June 1, 2007. These financial statements for the fiscal years 2007, 2006 and 2005 are included in the proxy statement/prospectus in reliance upon the authority of McGladrey & Pullen, LLP and Tedder, James, Worden, & Associates, P.A., as experts in accounting and auditing in giving their reports.
Legal Matters
     The validity of our Class A Non-voting Common Stock offered pursuant to this proxy statement/prospectus will be passed on by Strasburger & Price, L.L.P., Austin, Texas. An opinion on the material federal income tax consequences of the merger described in this proxy statement/prospectus will be rendered by Strasburger & Price, LLP, Dallas, Texas.

INFORMATION INCORPORATED BY REFERENCE / WHERE YOU CAN FIND MORE INFORMATION
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document. We incorporate by reference the documents listed below (SEC file No. 000-19424) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all shares offered by this Proxy statement/prospectus are sold or until this offering is otherwise completed:
-	Our Annual Report on Form 10-K for the year ended September 30, 2007, filed with the SEC on December 14, 2007.

-	Our Quarterly Reports on Form 10-Q for the periods ended December 31, 2007, March 31, 2008, and June 30, 2008, filed with the SEC on February 5, 2008, May 6, 2008 and August 11, 2008.

-	Our Current Reports on Form 8-K or 8-K/A dated September 27, 2007 (filed October 3, 2007), October 3, 2007 (filed October 9, 2007), November 7, 2007 (filed November 8, 2007), November 8, 2007 (filed November 8, 2007), January 24, 2008 (filed January 24, 2008), March 17, 2008 (filed March 17, 2008), April 24, 2008 (filed April 24, 2008), May 12, 2008 (filed May 13, 2008), May 28, 2008 (filed June 2, 2008), June 5, 2008 (filed June 5, 2008), June 9, 2008 (filed June 9, 2008), June 17, 2008 (filed June 17, 2008), June 23, 2008 (filed June 24, 2008), July 8, 2008 (filed July 9, 2008), July 24, 2008 (filed July 24, 2008), August 9, 2008 (filed August 11, 2008), September 5, 2008 (filed September 5, 2008), September 16, 2008 (filed September 17, 2008), September 16, 2008 (filed September 18, 2008), September 24, 2008 (filed September 29, 2008), September 29, 2008 (filed September 30, 2008), October 24, 2008 (filed October 29, 2008), and November 6, 2008 (filed November 6, 2008).

-	The description of EZCORP’s Common Stock and Common Stock Rights as set forth in EZCORP’s Form 8-A Registration Statement filed with the Commission on July 24, 1991, including any amendment or report filed for the purpose of updating such description
You may request free copies of these filings by writing or telephoning us at the following address:
EZCORP, Inc.
Attention: Investor Relations Department
1901 Capital Parkway
Austin, Texas 78746
(512) 314-3400
     We file annual, quarterly and periodic reports and other information with the Securities and Exchange Commission using the SEC’s EDGAR system. You can find our SEC filings on the SEC’s web site, www.sec.gov. You may read and copy any materials that we file with the SEC at its Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Our Class A Non-voting Common Stock is listed on NASDAQ, under the symbol “EZPW,” and all reports and other information that we file with NASDAQ may be inspected at its offices at 1735 K Street N.W., Washington, D.C. 2006.
     We furnish our shareholders with an annual report, which contains audited financial statements, and such other reports as we, from time to time, deem appropriate or as may be required by law. Our fiscal year runs from October 1 through September 30.
     Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated herein. This proxy statement/prospectus is not an offer to sell these securities in any state where the offer or sale of these securities is not permitted. The information in this proxy statement/prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this proxy statement/prospectus is required to be delivered, this proxy statement/prospectus will be supplemented or amended.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Value Financial Services, Inc.
Maitland, Florida
We have audited the accompanying consolidated balance sheet of Value Financial Services, Inc. and Subsidiary as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Value Financial Services, Inc. and Subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/ McGladrey & Pullen, LLP
Orlando, Florida
June 2, 2008
McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Value Financial Services, Inc.
Maitland, Florida
We have audited the accompanying consolidated balance sheets of Value Financial Services, Inc. and Subsidiary as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Value Financial Services, Inc. and Subsidiary as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1(a) to the consolidated financial statements, the consolidated financial statements have been restated.
/s/ Tedder, James, Worden & Associates, P.A.
Orlando, Florida
August 13, 2007, except for the effects
of the restatements to the consolidated
statements of operations and cash flows
and as described in Note 1(a), as to which the
date is November 8, 2007

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Balance Sheets
Years ended December 31, 2005, 2006 and 2007

	2005	2006	2007
Assets
Current assets:
Cash	$1,646,001	$759,674	$795,055
Loans	11,598,110	14,528,302	16,759,212
Inventories, net	10,330,348	11,979,081	13,404,735
Service charges receivable, net of allowance for doubtful service charges of approximately $1,468,000, $1,758,000, and $2,048,000 in 2005, 2006 and 2007, respectively	2,261,928	2,832,862	3,274,926
Deferred tax assets	3,275,000	3,120,000	4,042,186
Income tax receivable	—	—	28,700
Advances to officers and directors	503,259	384,881	—
Advances to team members	20,160	108,132	101,114
Prepaid expenses and other	1,678,715	1,385,166	1,383,229

Total current assets	31,313,521	35,098,098	39,789,157

Property and Equipment, net	7,126,160	6,625,497	7,529,734
Goodwill	4,874,082	4,874,082	4,874,082
Deferred Tax Assets	8,131,922	5,031,326	4,645,523
Other Assets	217,247	220,225	336,095

Total assets	$51,662,932	$51,849,228	$57,174,591

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$560,255	$488,900	$468,749
Accrued expenses	1,815,138	2,237,069	5,258,222
Customer layaway deposits	598,769	741,724	767,830
Deferred rent	317,501	360,095	357,206
Income taxes payable	22,278	50,323	—
Current maturities of long-term debt	—	—	4,000,000
Current maturities of convertible subordinated debentures	58,881	3,926,802	66,736

Total current liabilities	3,372,822	7,804,913	10,918,743

Long-Term Debt	13,125,867	7,380,721	26,784,307
Interest Rate Swap Liability	—	—	552,748
Convertible Subordinated Debentures, less current maturities	4,331,972	403,425	336,924

Total liabilities	20,830,661	15,589,059	38,592,722

Commitments and Contingencies (Note 10)

Shareholders’ equity:
Series A-1 participating stock, $0.01 par value; 3,622,598, 3,622,598 and 3,756,496 shares authorized in 2005, 2006 and 2007, respectively; 3,270,773, 3,270,773 and 3,756,496 shares issued and outstanding in 2005, 2006 and 2007, respectively; convertible to common stock at a ratio of 1 to 1	32,708	32,708	37,565
Series A-2 participating stock, $0.01 par value; 2,500,000 shares authorized; 1,516,590 shares issued and outstanding in 2005, 2006 and 2007; convertible to common stock at a ratio of 1 to 1	15,166	15,166	15,166
Series B participating stock, $0.01 par value; 682,038 shares authorized; 614,988 shares issued and outstanding in 2005, 2006 and 2007; convertible to common stock at a ratio of 1 to 1	6,150	6,150	6,150
Common stock, $0.01 par value; 35,000,000 shares authorized; none issued and outstanding in 2005, 2006 and 2007	—	—	—
Additional paid-in capital	52,671,080	52,671,080	55,580,562
Receivable from shareholder	(1,706,211)	(1,708,445)	—
Accumulated deficit	(20,186,622)	(14,756,490)	(37,057,574)

Total shareholders’ equity	30,832,271	36,260,169	18,581,869

Total liabilities and shareholders’ equity	$51,662,932	$51,849,228	$57,174,591

See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Operations
Years ended December 31, 2005, 2006 and 2007

	2005	2006	2007
Revenues:
Merchandise sales	$47,378,531	$62,348,048	$76,514,562
Service charge revenues	20,785,777	24,090,466	28,394,105
Other revenues	1,085,035	1,376,117	1,565,905

Total revenues	69,249,343	87,814,631	106,474,572

Cost of merchandise sales	(29,288,787)	(39,339,401)	(47,834,046)

Net revenues	39,960,556	48,475,230	58,640,526

Total store operating expenses (including non-cash depreciation expense)	(25,092,771)	(30,365,220)	(35,877,495)

Store operating income	14,867,785	18,110,010	22,763,031

General and administrative expenses:
Administration	(6,499,566)	(7,815,293)	(21,126,934)
Depreciation	(164,081)	(173,102)	(203,559)
Loss on disposal of equipment	(59,895)	(108,426)	(247,978)
Start-up expenses for Mexico operations	—	—	(107,296)

Total general and administrative expenses	(6,723,542)	(8,096,821)	(21,685,767)

Income from operations	8,144,243	10,013,189	1,077,264

Non-operating expenses:
Interest expense	(1,297,285)	(1,135,401)	(2,544,181)

Net income (loss) before income tax benefit (expense)	6,846,958	8,877,788	(1,466,917)

Income tax benefit (expense)	(2,593,194)	(3,447,656)	485,860

Net income (loss)	$4,253,764	$5,430,132	$(981,057)

Weighted average number of common shares outstanding:
Basic*	n/a	n/a	n/a

Diluted	6,160,646	6,160,646	6,413,097

Earnings (loss) per common share:
Basic*	n/a	n/a	n/a

Diluted	$0.69	$0.88	$(0.15)

*	For all periods presented, the Company had no outstanding common stock. Therefore, the calculation of the weighted average number of common shares outstanding — basic and earnings (loss) per common share — basic is not applicable

See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Shareholders’ Equity
Years ended December 31, 2005, 2006 and 2007

	Series A-1		Series A-2		Series B
	participating stock		participating stock		participating stock		Additional	Receivable
							paid-in	from	Accumulated	Treasury
	Shares	Amount	Shares	Amount	Shares	Amount	capital	shareholder	deficit	stock	Total
Balances, December 31, 2004	3,270,773	$32,708	1,516,590	$15,166	614,988	$6,150	$52,671,080	$(954,250)	$(24,440,386)	$—	$27,330,468
Receivable from shareholder	—	—	—	—	—	—	—	(751,961)	—	—	(751,961)
Net income	—	—	—	—	—	—	—	—	4,253,764	—	4,253,764

Balances, December 31, 2005	3,270,773	32,708	1,516,590	15,166	614,988	6,150	52,671,080	(1,706,211)	(20,186,622)	—	30,832,271
Receivable from shareholder	—	—	—	—	—	—	—	(2,234)	—	—	(2,234)
Net income	—	—	—	—	—	—	—	—	5,430,132		5,430,132

Balances, December 31, 2006	3,270,773	32,708	1,516,590	15,166	614,988	6,150	52,671,080	(1,708,445)	(14,756,490)	—	36,260,169
Issuance of participating stock	685,723	6,857	—	—	—	—	4,107,482	—	—	—	4,114,339
Dividends paid	—	—	—	—	—	—	—	—	(21,320,027)	—	(21,320,027)
Purchase of treasury stock	(577,123)	(5,771)	—	—	(150,000)	(1,500)	(1,198,000)	—	—	(3,162,736)	(4,368,007)
Sale or retirement of treasury stock	377,123	3,771	—	—	150,000	1,500	—	—	—	3,162,736	3,168,007
Forgiveness of receivable from shareholder	—	—	—	—	—	—	—	1,708,445	—		1,708,445
Net loss	—	—	—	—	—	—	—	—	(981,057)	—	(981,057)

Balances, December 31, 2007	3,756,496	$37,565	1,516,590	$15,166	614,988	$6,150	$55,580,562	$—	$(37,057,574)	$—	$18,581,869

See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31, 2005, 2006 and 2007

	2005	2006	2007
Cash flows from operating activities:
Net income (loss)	$4,253,764	$5,430,132	$(981,057)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation expense	—	—	4,114,339
Depreciation	1,434,703	1,674,534	1,815,775
Forgiveness of receivable from shareholder	—	—	1,708,445
Non-cash interest expense	—	—	552,748
Reserve for service charges receivable	171,848	290,055	289,601
Loss on disposal of equipment	59,895	108,426	247,975
Amortization of other assets	40,553	8,729	119,708
Reserve for inventory shrinkage and valuation	17,751	—	50,000
Deferred income taxes	2,521,819	3,255,596	(536,383)
Changes in working capital components:
(Increase) decrease in operating assets:
Inventories	(751,846)	(467,411)	(319,812)
Service charges receivable	(553,111)	(860,989)	(731,665)
Income taxes receivable	—	—	(28,700)
Prepaid expenses and other	34,019	293,549	1,812
Advances to officers and directors	(892,277)	118,378	384,881
Advances to team members	(5,045)	(87,972)	7,018
Other assets	(44,310)	(11,707)	(117,578)
Increase (decrease) in operating liabilities:
Accounts payable	(79,205)	(71,355)	(20,151)
Accrued expenses	(441,935)	421,931	3,021,153
Customer layaway deposits	77,408	142,955	26,106
Deferred rent	(30,662)	42,594	(2,889)
Income taxes payable	(26,403)	28,045	(50,323)

Net cash provided by operating activities	5,786,966	10,315,490	9,551,003

Cash flows from investing activities:
Principal recovered on forfeited loans through dispositions	20,726,275	27,198,647	34,521,159
Loans repaid	26,436,842	30,769,721	33,692,098
Loans made	(51,119,261)	(62,079,882)	(71,599,884)
Purchases of property and equipment	(1,194,203)	(1,282,297)	(2,967,987)

Net cash used in investing activities	(5,150,347)	(5,393,811)	(6,354,614)

(Continued)
See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows, Continued
Years ended December 31, 2005, 2006 and 2007

	2005	2006	2007
Cash flows from financing activities:
Borrowings on revolving line of credit	23,890,098	20,886,000	50,516,255
Repayments on revolving line of credit	(15,399,510)	(26,631,146)	(45,064,832)
Borrowings on long-term debt	—	—	20,000,000
Principal payments on long-term debt	(7,401,259)	—	(2,047,837)
Principal payments on convertible subordinated debentures	(55,204)	(60,626)	(3,926,567)
Dividend payments	—	—	(21,320,027)
Purchases of treasury stock	—	—	(4,368,007)
Sale of treasury stock	—	—	3,168,007
Payment of loan commitment fees	—	—	(118,000)
Loans to shareholder	(751,961)	(2,234)	—

Net cash provided by (used in) financing activities	282,164	(5,808,006)	(3,161,008)

Increase (decrease) in cash	918,783	(886,327)	35,381

Cash at beginning of year	727,218	1,646,001	759,674

Cash at end of year	$1,646,001	$759,674	$795,055

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,405,642	$1,103,244	$1,902,214

Income taxes	$64,200	$164,016	$129,547

Supplemental schedule of non-cash investing activities:

Pawn loans forfeited and transferred to inventories	$22,729,284	$28,379,969	$35,676,876

See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies
(a)	Restatement of Historical Financial Statements

Value Financial Services, Inc.’s (“VFS”) previously reported financial statements have been adjusted for certain items, summarized as follows:
•	In the consolidated statements of operations, VFS reclassified $1,270,622 and $1,501,432 of depreciation expense for the years ended 2005 and 2006, respectively, which was previously included in general and administrative expenses to store operating expenses, as VFS believes the inclusion of the operating store-related depreciation in store operating expenses is a better presentation of store operating income than as previously reported;

•	In the consolidated statements of cash flows, VFS recorded $2,003,009, and $1,181,322 for the years ended 2005 and 2006, respectively, as a reduction to cash used to acquire inventories in operating activities and principal recovered on forfeited loans through dispositions in investing activities for the non-cash forfeitures of loans and related collateral, as VFS believes the reduction of cash used to acquire inventories in operating activities and principal recovered on forfeited loans through dispositions in investing activities as it relates to the non-cash activity of forfeited collateral being reclassified to inventories is more reflective as a non-cash financing activity than as cash used in operating as well as cash provided by investing activities, as previously reported;

•	VFS has amended its consolidated statements of cash flows to report its borrowings and repayments on its revolving line of credit on a gross basis instead of a net basis since the maturity of the line of credit was not short-term in nature and VFS, therefore, concluded that the gross basis was more reflective of cash used in financing activities than as previously reported. That resulted in the amended reported of borrowings of $23,890,098 and $20,886,000 during the years ended 2005 and 2006, respectively, and repayments of $15,399,510, and $26,631,146 during the years ended 2005 and 2006, respectively. VFS had previously reported net borrowings (repayments) of $8,490,588, and ($5,745,146) during the years ended 2005, and 2006, respectively; and

•	VFS has amended its consolidated statements of cash flows to report the supplemental schedule of non-cash investing activities for loans that have forfeited and the related transfer of the collateral to inventories in the amounts of $22,729,284 and $20,886,000 during the years ended 2005 and 2006, respectively.
The consolidated financial statements reflecting the impact of the restatements noted above were issued to the VFS shareholders in August 2007. As a result, details as to the differences between the amounts previously reported and the restated amounts on each individual financial statement line item is not included in these re-issued consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(b)	Reporting Entity and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Value Financial Services, Inc. d/b/a Value Pawn and Jewelry Store, Inc. and its wholly-owned subsidiary, Value Pawn Holdings, Inc. (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is a provider of specialty financial services to individuals and offers secured non-recourse loans, commonly referred to as pawn loans, through its pawn lending operations. The pawn loan portfolio generates finance and service charges revenue. A related activity of the lending operations is the sale of inventory, primarily collateral from unredeemed pawn loans. As of December 31, 2005, the Company operated 60 stores, as of December 31, 2006, the Company operated 62 stores, and as of December 31, 2007, the Company operated 64 stores, located in Florida, Georgia, and Tennessee.

In November 2007, the Company organized two new subsidiary companies to operate pawn store locations in Mexico. The new companies, VFS Mexico Services, LLC and VFS Mexico Operations, LLC, are both Limited Liability Companies and are organized under the laws of the State of Florida. The Company intends to open four pawn store locations in Mexico during 2008.

In August 2007, the Company’s board of directors approved and the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for an initial public offering (“IPO”) of the Company’s common stock. In November 2007, the board of directors determined that it was in the best interests of the shareholders to suspend the IPO activities and ultimately cancelled the IPO initiative during early 2008. Over the course of the IPO process, the Company accumulated approximately $1,190,500 of IPO related expenses. These costs include approximately $586,300 in legal, accounting and other fees that were incurred, paid and written off during 2007 and an additional $604,200 of underwriting and accounting fees that were accrued and written off during 2007.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(d)	Revenue Recognition and Loans

Pawn loans (“loans”) are made on the pledge of tangible personal property for one month with an automatic extension period of 30 days. The Company accrues pawn service charge revenue based on anticipated redemption activity for pawn loans during each reporting period. The Company has historically been able to estimate redemption rates with a high degree of accuracy due to the short-term nature of its pawn loans. Yields on the Company’s outstanding loan portfolio fluctuate in correspondence with redemption activity. For loans not repaid, the carrying value of the forfeited collateral (“inventories”) is stated at the lower of cost (cash amount loaned) or market. Revenues from the sale of inventory are recognized at the time of sale and the risk of loss transfers to an unrelated third party. Revenues consist of pawn service charges and sales of inventory. Other revenues as reported on the consolidated statements of operations consist of proceeds from layaway forfeitures, check cashing fees and lost ticket fees.

(e)	Allowance for Doubtful Service Charges

The Company accrues finance and service charges revenue only on those pawn loans that the Company deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. Loan transactions may conclude based upon redemption, renewal or forfeiture of the loan collateral. The gathering of this empirical data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the probability of collection of finance and service charges. If the future actual performance of the loan portfolio differs significantly (positively or negatively) from expectations, revenue for the next reporting period would be likewise affected as adjustments to the allowance are recorded in service charge revenues in the accompanying consolidated statements of operations. Due to the short-term nature of pawn loans, the Company can quickly identify performance trends.

(f)	Inventories

Inventories represent merchandise acquired from forfeited loans, merchandise purchased directly from the public, and new merchandise purchased from vendors. Merchandise purchased directly from vendors and customers is recorded at cost. Merchandise from forfeited loans is recorded at the amount of the loan principal on the unredeemed goods. The cost of inventories, determined on the specific identification method, is removed from inventories and recorded as a cost of sales at the time of sale. Inventories are stated at the lower of cost or market. The Company provides an allowance for shrinkage and valuation based on management’s evaluation of the inventories. The allowance deducted from the carrying value of inventories amounted to approximately $283,000 as of December 31, 2005 and December 31, 2006, and $333,000 as of December 31, 2007, respectively.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(g)	Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation expense is provided on a straight-line basis, using estimated useful lives of five to 20 years for furniture and fixtures, equipment and vehicles. The costs of improvements on leased stores are capitalized as leasehold improvements and are amortized on a straight-line basis using an estimated useful life of up to 15 years, which represents the applicable lease period. Routine maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses from dispositions are credited or charged to income in the consolidated statements of operations.

(h)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach goodwill is not amortized into results of operations but instead is reviewed for impairment at least annually and written down and charged to results of operations in the periods in which the recorded value of goodwill is determined to be greater than its fair value. Based on the results of the initial and subsequent impairment tests, management determined there have been no impairments.

(i)	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

The Company evaluates its long-lived assets for financial impairment as events or changes in circumstances indicate that the carrying value of a long-lived asset may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against their estimated future cash flows (undiscounted and without interest charges). If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

(j)	Customer Layaway Deposits

Interim payments from customers on layaway sales are credited to customer layaway deposits and are recorded as sales during the period in which final payment is received.

(k)	Deferred Rent

Certain operating lease agreements provide for scheduled rent increases over the lease term. As such, the rental payments are accrued and charged to expense on a straight-line basis.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(l)	Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Deferred income taxes are recognized for the tax consequences in future years for temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period. In determining the amount of any valuation allowance required to offset deferred tax assets, an assessment is made that includes anticipating future income and determining the likelihood of realizing deferred tax assets.

Effective January 1, 2007, the Company began accounting for uncertainty in income taxes recognized in the consolidated financial statements in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. It also provides guidance on derecognition, classification, accrual of interest and penalties, accounting in interim periods, disclosure and transition. It requires that the new standard be applied to the balances of assets and liabilities as of the beginning of the period of adoption and that a corresponding adjustment be made to the opening balance of accumulated deficit. See Note 4.

Management must evaluate tax positions taken on the Company’s tax returns for all periods that are open to examination by taxing authorities and make a judgment as to whether and to what extent such positions are more likely than not to be sustained based on merit. Management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Management judgment is also required in evaluating whether tax benefits meet the more-likely-than-not threshold for recognition under FIN 48.

It is the Company’s policy to classify interest and penalties on income tax liabilities as interest expense and administrative expense, respectively. The Company did not change its policy on classification of such amounts upon adoption of FIN 48.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(m)	Operations and Administration Expenses

Operations expenses include expenses incurred for personnel; occupancy and marketing that are directly related to the pawn lending operations. These costs are incurred within the lending locations. In addition, similar costs related to non-home office management and supervision and oversight of locations are included in operations expenses. Administration expenses include expenses incurred for personnel and general office activities such as accounting and legal directly related to corporate administrative functions.

(n)	Hedging and Derivatives Activity

The Company’s risk management policy is to use derivative financial instruments, as appropriate, to manage the interest expense related to debt with variable interest rates. These instruments are not designated as hedges; accordingly, gains and losses related to changes in fair value are reflected in the consolidated statements of operations at each reporting date. As of December 31, 2007, the Company had an interest rate derivative with a notional amount of $13,500,000 which effectively converted a portion of the Company’s debt from a variable rate of interest based on one-month LIBOR plus a margin determined on the basis of the Company’s quarterly funded debt to EBITDA ratio to a fixed LIBOR rate of 5.73% plus the same margin. The fair value of this interest rate swap was a liability of $552,748 which has been recorded as a non-current liability and the change in the fair value as an increase in interest expense in the accompany consolidated financial statements.

(o)	Accounting for Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this transition method, compensation cost represents the cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Prior to January 1, 2006, the Company accounted for stock options under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issue to Employees,” and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation.” No stock-based employee compensation cost was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2005 as all options granted under the Plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

Results for prior periods have not been restated to reflect the impact of adopting the new standard. Pro forma net income and reported net income were the same for the year ended December 31, 2005 as there were no material stock options requiring amortization of cost.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(p)	Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and loans. The Company places its cash with high credit quality financial institutions. At various times throughout the years ended December 31, 2006 and 2007 some deposits held at financial institutions were in excess of federally insured limits. However, the Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk on these accounts.

Almost all of the Company’s pawn loans are to customers whose ability to pay is dependent upon the economics prevailing in their locations; however, concentrations of credit risk with respect to pawn loans are limited due to the large number of customers and generally short payment terms. The Company also requires a pledge of tangible personal property to help further reduce credit risk.

(q)	Recent Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In December 2007, FASB issued proposed FASB Staff Position (“FSP”) FAS 157-b, which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. The proposed FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The Company does not expect SFAS No. 157 to have a material effect on the Company’s consolidated financial position or results of operations, but anticipates additional disclosures when SFAS No. 157 becomes effective.

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”) and requires an entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007. The Company does not expect SFAS No. 159 to have a material effect on the Company’s consolidated financial position or results of operations.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(1)	Summary of Significant Accounting Policies, Continued
(q)	Recent Accounting Pronouncements, Continued

In December 2007, FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations — Revised” (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interests in the acquiree; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase price; and, determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The application of SFAS No. 141(R) will cause management to evaluate future transaction returns under different conditions, particularly the near term and long term economic impact of expensing transaction costs up front.

(r)	Reclassifications

Certain amounts in the consolidated financial statements for 2005 and 2006 have been reclassified to conform to the presentation format adopted in 2007 (see Note 1(a)). These reclassifications have no effect on net income or shareholders’ equity as previously reported.

(s)	Earnings (Loss) per Common Share

Basic earnings (loss) per common share (“EPS”) is not presented in the accompanying consolidated financial statements due to the fact that for all periods presented, the Company had no outstanding common stock. Therefore, the calculation of the weighted average number of common shares outstanding — basic and earnings (loss) per common share — basic is not applicable. The Company applies the treasury stock method of reflecting the dilutive effect of outstanding stock-based compensation in the calculation of diluted EPS in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”). SFAS No. 128 requires that proceeds from the exercise of options and warrants shall be assumed to be used to purchase common shares at the average market price during the reported period. The incremental shares (i.e., the difference between the number of shares assumed issued upon exercise and the number of shares assumed purchased) must be included in the number of weighted average common shares used for the calculation of diluted EPS.

Diluted EPS is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year, assuming the conversion of all of the Company’s participating stock into common stock. Diluted EPS includes all outstanding shares of the Company’s Series A-1, A-2 and B participating stock and dilutive common stock options of 758,295 for the years ended December 31, 2005, 2006 and 2007.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(2)	Property and Equipment
          Major classifications of property and equipment are as follows:

	December 31, 2005			December 31, 2006
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

Leasehold Improvements	$7,867,864	$(3,687,631)	$4,180,233	$8,158,693	$(4,306,828)	$3,851,865
Furniture and fixtures	6,573,471	(4,130,274)	2,443,197	7,031,872	(4,803,003)	2,228,869
Equipment	3,293,678	(2,790,948)	502,730	3,512,997	(2,968,234)	544,763

	$17,735,013	$(10,608,853)	$7,126,160	$18,703,562	$(12,078,065)	$6,625,497

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(2)	Property and Equipment, Continued

	December 31, 2007
		Accumulated
	Cost	Depreciation	Net

Leasehold Improvements	$8,879,376	$(5,063,055)	$3,816,321
Furniture and fixtures	7,486,041	(4,979,710)	2,506,331
Equipment	4,406,518	(3,199,436)	1,207,082

	$20,771,932	$(13,242,201)	$7,529,734

Depreciation expense of property and equipment amounted to approximately $1,434,700, $1,674,500 and $1,815,800 for the years ended December 31, 2005, 2006 and 2007 respectively.

(3)	Accrued Expenses

The major components of accrued expenses are summarized as follows:

	December 31,	December 31,	December 31,
	2005	2006	2007

Accrued salaries and related benefits	$724,096	$777,989	$1,371,195
Accrued director and officer fees	—	—	1,507,250
Accrued initial public offering costs (see Note 1(a))	—	—	604,204
Employee insurance payable	236,931	440,101	438,533
Accrued sales tax payable	378,730	405,002	346,687
Accrued interest expense	211,672	228,351	197,862
Accrued lease termination costs	210,191	215,514	362,966
Other	53,518	170,112	429,525

	$1,815,138	$2,237,069	$5,258,222

In connection with the Company’s IPO initiative undertaken during 2007 (see Note 1(b)), the board of directors approved a total of $1,507,250 to be paid to certain of the Company’s board members and members of management for their efforts in the IPO process. The accrued director and officer fees as of December 31, 2007 above represent fees earned during 2007 for the aforementioned efforts.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(3)	Accrued Expenses, Continued

The following tables set forth the details and cumulative activity in the accruals associated with store closings in 2002 and 2004 of the Company in the consolidated balance sheets as of December 31, 2005, December 31, 2006 and December 31, 2007:

	Accrual as of			Accrual as of
	December 31,		Cash	December 31,
	2004	Provisions	Reductions	2005

Lease termination costs	$396,290	$—	$(186,099)	$210,191

	Accrual as of			Accrual as of
	December 31,		Cash	December 31,
	2005	Provisions	Reductions	2006

Lease termination costs	$210,191	$215,514	$(210,191)	$215,514

	Accrual as of			Accrual as of
	December 31,		Cash	December 31,
	2006	Provisions	Reductions	2007

Lease termination costs	$215,514	$330,000	$(182,548)	$362,966

(4)	Income Taxes

Income tax expense (benefit) consisted of the following:

	December 31,	December 31,	December 31,
	2005	2006	2007

Current tax expense (benefit):
Federal	$61,375	$163,989	$45,899
State	10,000	28,071	4,624

	71,375	192,060	50,523

Deferred tax expense (benefit):
Federal	2,143,806	2,779,757	(465,685)
State	378,013	475,839	(70,698)

	2,521,819	3,255,596	(536,383)

	$2,593,194	$3,447,656	$(485,860)

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(4)	Income Taxes, Continued

Actual income tax expense differs from the “expected” tax expense, computed by applying the U.S. federal corporate income tax rate, to the income from continuing operations before income taxes, as follows:

	2005	2006	2007

Income tax expense (benefit) computed at the federal statutory rate	$2,282,367	$3,018,448	$(498,752)
State income tax expense (benefit), net of federal tax benefit	243,676	328,659	(49,610)
Non-deductible expenses	23,388	59,904	53,102
Change in federal valuation allowance	—	—	—
Other	43,763	40,645	9,400

	$2,593,194	$3,447,656	$(485,860)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projects future taxable income, and tax planning strategies in making this assessment.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(4)	Income Taxes, Continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities at December 31, 2005, 2006 and 2007 were comprised of the following:

	2005	2006	2007

Deferred tax asset:
Net operating loss carryforward	$10,647,845	$6,771,265	$5,649,641
Allowance for doubtful service charges	552,466	661,614	770,591
Allowance for inventory	106,511	106,571	125,326
Deferred rent	119,476	135,504	134,416
Charitable contribution carryforward	7,246	12,193	18,808
Accrued expenses	12,189	246,708	944,042
Tax credits	213,774	412,764	491,519
Revenue recognition	1,786,838	1,786,838	2,067,811
Interest rate swap	—	—	201,903

	13,446,345	10,133,457	10,378,045

Deferred tax liability:
Property and equipment	(1,204,726)	(1,003,112)	(562,422)
Intangible assets	(834,697)	(979,019)	(1,127,914)

	(2,039,423)	(1,982,131)	(1,690,336)

	$11,406,922	$8,151,326	$8,687,709

These amounts are included in the accompanying consolidated balance sheets under the following captions:

	December 31,	December 31,	December 31,
	2005	2006	2007

Current:
Deferred tax assets	$3,275,000	$3,120,000	$4,042,186
Non-current:
Deferred tax assets	10,171,345	7,013,457	6,335,859
Deferred tax liabilities	(2,039,423)	(1,982,131)	(1,690,336)

Net non-current	8,131,922	5,031,326	4,645,523

Net deferred tax assets	$11,406,922	$8,151,326	$8,687,709

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(4)	Income Taxes, Continued

The Company’s net deferred tax assets include substantial amounts of net operating loss carryforwards, totaling approximately $17,628,000 and $15,287,000 for federal and state income tax purposes, respectively, as of December 31, 2006, and $15,022,000 and $12,752,000 for federal and state income tax purposes, respectively, as of December 31, 2007. The utilization of the Company’s net operating loss carryforwards may be limited in any given year under certain circumstances. Events which may affect the Company’s ability to utilize these carryforwards include, but are not limited to, future profitability, cumulative stock ownership changes of 50% or more over a three-year period, as defined by Section 382 of the Internal Revenue Code, and the timing of the utilization of the tax benefit carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projections of future taxable income, and tax planning strategies in making this assessment. No valuation allowance has been provided for these deferred tax assets at December 31, 2007 as management has deemed that full realization of these assets is more likely than not.

As of December 31, 2007, the Company had a net operating loss carryforward of approximately $15,022,000 for federal and $12,752,000 for state income tax purposes, which will expire between 2021 and 2022. The federal and state net operating loss carryforwards will expire in each of the years ending December 31 as follows:

	Federal	State

2021	$8,581,000	$6,490,000
2022	6,440,000	6,262,000

	$15,022,000	$12,752,000

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company did not recognize a change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and thus, did not record a change in its opening accumulated deficit. During the year ended December 31, 2007, there was no activity related to prior or current years’ tax positions, settlements or reductions resulting from expirations of unrecognized tax benefits or obligations.

Accordingly, there are no unrecognized tax benefits that, if recognized, would affect the effective tax rate. No interest or penalties have been accrued in the consolidated financial statements related to unrecognized tax benefits. The Company does not expect a significant increase or decrease in unrecognized tax benefits during the next 12 months. As of December 31, 2007, the Company’s 2004 through 2007 tax years were open to examination by the Internal Revenue Service and major state taxing jurisdictions.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006, and 2007
(5)	Long-Term Debt

On December 16, 2005, the Company entered into a revolving line of credit arrangement with a commercial bank (the “Line of Credit”). Under the terms of the Line of Credit, the initial borrowing limit of $15,000,000 was reduced in increments of $1,250,000 on April 3, 2006; January 3, 2007; and April 3, 2007; and was to be reduced by an additional $1.25 million on January 3, 2008. The balance was due in full upon maturity on November 30, 2008. Interest was due monthly at the one-month LIBOR rate plus a margin determined on the basis of the Company’s quarterly funded debt to EBITDA ratio. An availability fee equal to 0.1% per annum was charged on the difference between the borrowing limit and the outstanding principal balance.

The Line of Credit was collateralized by substantially all of the Company’s assets and contains certain conditions and covenants that prevented or restricted the Company from engaging in certain transactions without the consent of the lender. The Company was also required to maintain certain financial covenants, including a Funded Debt to EBITDA Ratio, a Liabilities to Tangible Net Worth Ratio, and a Fixed Charge Coverage Ratio. Among the other conditions and covenants of the Line of Credit, the most restrictive required that the Company abide by annual and quarterly reporting requirements; maintain its primary depository account with the commercial bank; not enter into new debt agreements that would cause the Company’s total debt to exceed the Line of Credit borrowing limit by $500,000; not retire any long-term debt entered into prior to the date of the Line of Credit at a date in advance of its legal obligation to do so; not retire or otherwise acquire any of its capital stock; and not extend any credit or loan or advance any monies to any parent entity, subsidiary, officer, director, shareholder or any other affiliate, except that the Company could make loans to its employees in the ordinary course of business of up to $500,000. The Company repurchased and retired 200,000 shares of series A-1 participating stock in April 2007; however a waiver for this repurchase was granted by the bank. As of June 30, 2007, the Line of Credit was paid in full.

On June 15, 2007, the Company entered into an agreement for a $37 million senior credit facility with a new bank (the “Credit Facility”). The Credit Facility is comprised of a $17 million working capital line of credit and a $20 million term loan. The line of credit matures in two years while the term loan carries a five-year maturity. The Company will make equal monthly payments of principal and interest over the five-year term. Interest rates are based on 30-day LIBOR plus a margin that is determined by the Company’s funded debt to EBITDA ratio. The Company entered into an interest rate swap agreement that applies a fixed annual LIBOR rate of 5.73% to 75% of the outstanding principal balance of the term loan. The margin ranges from 150-195 basis points on the line of credit (interest rate of 6.95% as of December 31, 2007) and from 165-210 basis points on the term loan (interest rate of 7.13% as of December 31, 2007). At funding, the Company was at the high end of the pricing range. In addition, there is an unused line fee on the line of credit of 10-20 basis points, depending on the Company’s funded debt to EBITDA ratio. The Company paid an upfront commitment fee of $118,000 which is being amortized over the life of the Credit Facility. With the proceeds from the Credit Facility, the Company retired its previous Line of Credit.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(5)	Long-Term Debt, Continued

The Credit Facility is collateralized by substantially all of the Company’s assets and contains conditions and covenants that prevent or restrict the Company from engaging in certain transactions without the consent of the lender. The Company is also required to maintain certain financial covenants, including a leverage ratio and a fixed charge coverage ratio. Among the other conditions and covenants, the Credit Facility requires the Company to (i) abide by annual and quarterly reporting requirements; (ii) maintain its primary depository account with the commercial bank; (iii) not enter into new debt agreements that exceed $50,000; (iv) not incur capital expenditures in excess of $3,000,000 in any fiscal year; (v) not retire or otherwise acquire any of its capital stock; (vi) not extend any credit or loan or advance any monies to any person in excess of $50,000; and (vii) not make cash distributions to shareholders without the lender’s prior consent. As of and during the year ended December 31, 2007 and as of March 31, 2008, the Company was in noncompliance with several of the negative covenants of the Credit Facility; however, the Company has requested and received waivers from the bank for the respective noncompliance. The Company had $849,898 in checks outstanding in excess of bank deposits in the Company’s bank accounts as of December 31, 2007, which are included in the line of credit balance in the accompanying consolidated balance sheets and borrowings on revolving line of credit in the accompanying consolidated statements of cash flows. The bank does not require funding of the account until the checks are presented to the bank for payment.

Long-term debt as of December 31, consisted of the following:

	December 31,	December 31,	December 31,
	2005	2006	2007

Revolving line of credit with a commercial bank	$13,125,867	$7,380,721	$12,832,144
Term loan	—	—	17,952,163

Total long-term debt	13,125,867	7,380,721	30,784,307
Less: current maturities of long-term debt	—	—	(4,000,000)

Total long-term debt, less current maturities	$13,125,867	$7,380,721	$26,784,307

Future principal maturities of long-term debt as of December 31, 2007, are due in future years as follows:

Year ending December 31,
2008	$4,000,000
2009	16,832,144
2010	4,000,000
2011	4,000,000
2012	1,952,163

$30,784,307

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(6)	Convertible Subordinated Debentures, Participating Stock and Options

A private placement of $8,260,775 convertible subordinated debentures (the “1998 debentures”) which are automatically convertible to common stock upon an initial public offering where the gross offering is not less than $5 million and the shares of common stock sold are at a price per share of not less than $24, a merger or the sale of substantially all of the Company’s assets, or are voluntarily convertible for five years at the holder’s option at a conversion price of $20 per share, was authorized and fully subscribed during 1998. Interest on the outstanding 1998 debentures is payable quarterly at a rate of 6.5%, and the 1998 debentures mature in 15 years.

In April 1999, the Company authorized and fully subscribed a private placement of $15,047,600 convertible subordinated debentures (the “1999 debentures”) which are automatically convertible to common stock upon an initial public offering, merger, or other significant event (which would result in a valuation of $40 per share after the transaction), or are voluntarily convertible for five years at the holder’s option at a conversion price of $24 per share. Interest on the outstanding 1999 debentures is payable quarterly at an initial rate of 6.4%. During November 2002, the interest rate was reduced to 6.4% unless the prime rate exceeds 6.4% in which case interest is at prime. Interest is currently payable at prime (8.25% at December 31, 2006) and any difference is accrued and will be payable at maturity. The maturity date for the 1999 debentures was June 30, 2007. The Company repaid and retired $3,864,000 of long-term debt in June 2007, representing the 1999 convertible subordinated debentures. Additionally, the Company paid $194,000 of deferred interest the 1999 debenture holders had earned between November 2002 and August 2005. This interest had been deferred in accordance with the terms of an Amendment that the 1999 debenture holders agreed to in November 2002. In August 2001, the Company entered into exchange agreements with certain holders of the $16,547,600 outstanding 1999 debentures in which certain holders exchanged their 1999 debentures for shares of the Company’s Series A-1 participating stock. Under the exchange agreement, the holder of the outstanding 1999 debentures received one share of Series A-1 participating stock for every $10 of outstanding debentures. Each Series A-1 holder is entitled to one vote per share owned. This exchange transaction resulted in the issuance of 1,112,000 shares of Series A-1 participating stock and the retirement of $11,120,000 of the 1999 debentures. The Company granted certain shareholders warrants to purchase 145,648 shares of its Series A-1 participating stock at an option price of $10 per share which was exercisable on or before September 6, 2006. No warrants have ever been exercised and expired on September 6, 2006.

In August 2001, the Company entered into stock purchase agreements for its Series A-2 participating stock. The purchase price was $9.90 per share and was payable in either cash or payment to the bank for which an unsecured note payable of the Company is guaranteed by the individual purchaser of Series A-2 participating stock. This stock purchase transaction resulted in the issuance of 1,415,981 shares of Series A-2 participating stock and the retirement of $2,545,750 unsecured notes payable to banks. During 2002, an additional 100,609 shares of Series A-2 participating stock was issued.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(6)	Convertible Subordinated Debentures, Participating Stock and Options, Continued

The Series A-2 participating stock carries a liquidation value of $9.90 per share with preference to all other capital stock and a cumulative dividend rate of 14.54% increasing 0.5% each six months through August 2003 to 16.04%. The Company had redemption rights on the Series A-2 stock until August 31, 2003. Any Series A-2 stock outstanding after this date receives additional voting rights such that each share is entitled to 4.43 votes and the dividend rate increased to 16.54% and that rate continues throughout the life of the Series A-2 stock. Accumulated and unpaid dividends compound annually. There is no provision for accrual of the cumulative unpaid dividends unless declared by the Company’s board of directors. The total unaccrued cumulative unpaid dividends on the Series A-2 participating stock is approximately $13,957,000, $18,749,000 and $1,240,000 as of December 31, 2005, 2006 and 2007, respectively.

In August 2001, the Company entered into exchange agreements with certain holders of the $8,260,775 outstanding 1998 debentures in which certain holders exchanged their 1998 debentures for shares of the Company’s Series B participating stock. Each Series B holder is entitled to one vote per share owned. Under the exchange agreement, the holder of the outstanding 1998 debentures received one share of Series B participating stock for every $10 of outstanding debentures. This exchange resulted in the issuance of 614,988 shares of Series B participating stock and the retirement of $6,194,880 of the 1998 debentures. Additionally, the Series A-2 holders purchased option rights to purchase 758,295 shares of common stock (see Note 8). On April 3, 2007, the Company’s board of directors authorized management to secure the necessary funds to make a dividend payment to the holders of series A-2 participating stock by June 30, 2007. The Company made payments totaling $21.3 million to the series A-2 participating stock holders, representing dividends accrued through the applicable payment dates in June 2007. Dividends continue to accumulate at the annual rate of 16.54%, but will not be accrued by the Company until they are approved and authorized by the board of directors.

Pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” management has determined that the Series A-2 option rights should be classified as a liability. However, the fair value of these option rights was calculated using the Black-Scholes Option Pricing Model and deemed to be immaterial. In addition, as of December 31, 2007 this liability for the option rights would be reclassified to additional paid-in capital upon completion of an initial public offering.

There are also 21,000 options outstanding that were granted in 1999 to the Company’s board of directors. These options can be exercised at an exercise price of $20.00 per share. If not exercised by 2009, the options will terminate. None of these options are required to be converted to common stock upon filing of an initial public offering.

Each share of participating stock is convertible, at the option of the holder, into the number of fully paid and nonassessable shares of common stock determined by dividing the applicable original price by the conversion price applicable to that share in effect at the date of conversion, initially on a one-for-one basis. The Company may at any time require the conversion of all of the outstanding shares of the various series of participating stock if (a) the Company is at such time effecting a initial public offering or (b) at any time in which the holders of a majority of the then outstanding shares of such series of participating stock elect to convert their shares into common stock. None of the various series of participating stock were converted to common stock in connection with the Company’s filing and subsequent suspension of its IPO during 2007.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(6)	Convertible Subordinated Debentures, Participating Stock and Options, Continued

The Series A-1 participating stock has a liquidation value of $10 per share plus 8.0% per annum. The Series B participating stock has a liquidation value of $10 per share plus 6.0% per annum. Both the Series A-1 and B participating stocks are subordinate in liquidation to the Series A-2 participating stock and do not provide for dividends. As of December 31, 2005, December 31, 2006 and December 31, 2007, there were 795,374, 795,374 and 126,010, respectively, shares of the Company’s Series A-2 participating stock held by directors of the Company. In addition, approximately $2,448,200 was paid to such directors of the Company during June 2007 representing the accumulated unaccrued dividends related to the Series A-2 participating stock for the period from August 2001 through June 2007.

Below is a summary of the outstanding 1998 and 1999 debentures:

	December 31,	December 31,	December 31,
	2005	2006	2007

1998 debentures	$526,853	$466,227	$403,660
1999 debentures	3,864,000	3,864,000	—

	4,390,853	4,330,227	403,660
Less current maturities of 1998 and 1999 debentures	(58,881)	(3,926,802)	(66,736)

Total debentures, less current maturities	$4,331,972	$403,425	$336,924

(7)	Shareholders’ Equity
(a)	Common Stock

The Company is authorized to issue 35,000,000 shares of common stock with a par value of $0.01 per share. There were no shares issued or outstanding for all periods presented.
(b)	Participating Stock

The Company is authorized to issue 15,000,000 shares of participating stock with a par value of $0.01 per share. Of the authorized shares of participating stock, 3,756,496 shares are designated “series A-1 participating stock,” 2,500,000 shares are designated “series A-2 participating stock,” and 682,038 shares are designated “series B participating stock.” The balance of shares of authorized participating stock may be issued from time to time in one or more series as the board of directors may determine. See Note 6 for the rights, preferences and conversion features of the related participating stock series.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(7)	Shareholders’ Equity, Continued
(b)	Participating Stock, Continued

On June 15, 2007, the Company’s board of directors approved employment agreements for the three Company officers, John Thedford, Chief Executive Officer, Woody Whitcomb, Chief Financial Officer and Lawrence Kahlden, Chief Operating Officer. The employment agreements were documented and executed by the Company. The agreements cover a three-year period from January 1, 2007 through December 31, 2009 and establish compensation, including a one-time grant of 640,008 shares of series A-1 participating stock, divided among the three officers. An additional 45,715 shares of series A-1 participating stock were granted to an outside consultant. The grant price was set at $6.00 per share (based on a recent stock transaction) and resulted in a charge to compensation expense of approximately $6.5 million (including approximately $2.4 million of taxes paid on behalf of the officers) during the year ended December 31, 2007.

(c)	Treasury Stock

Treasury stock is recorded at cost. During the year ended December 31, 2007, the Company repurchased shares of Series A-1 and B participating stock which were immediately sold or retired.

During February 2007, the Company repurchased 377,123 shares of series A-1 participating stock for $2,262,736 and 150,000 shares of series B participating stock for $900,000 (for a total of $3,162,736) from a former director of the Company (who resigned in July 2007) and immediately re-sold these shares to a group of investors which included a director, three officers and four other existing unrelated shareholders of the Company.

During April 2007, the Company repurchased 200,000 shares of series A-1 participating stock from an unrelated shareholder for $1,200,000. The Company immediately retired the shares upon redemption.

(d)	Receivable from Shareholder

During 2002, the Company loaned a key employee, who is also its chief executive officer and a shareholder, approximately $954,000 in order to purchase 95,425 shares of the Company’s series A-1 participating stock. During 2005, the Company entered into an employment agreement with this same key employee. Under the provisions of the agreement, the Company advanced an additional amount of approximately $754,000 for the purpose of purchasing 87,707 additional shares of the Company’s series A-1 participating stock and consolidated the payments made with the previously outstanding note receivable from that shareholder. Pursuant to the consolidated promissory note and pledge agreement between the key employee and the Company, payment of the indebtedness was secured by 183,132 shares of series A-1 participating stock held by the Company. Upon the occurrence of a default, the Company had the right to reassign, sell or otherwise dispose of the pledged shares. The promissory note did not contain performance goals, nor did it contain any loan forgiveness provisions. The employment agreement expired during 2005.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(7)	Shareholders’ Equity, Continued
(d)	Receivable from Shareholder, Continued

The Company had classified the note as contra-equity in the accompanying consolidated balance sheets. In June 2007, pursuant to the Company’s employment agreement with its chief executive officer, the Company forgave the indebtedness owed to the Company by its chief executive officer in the aggregate amount of approximately $1.7 million. This amount was recorded as compensation expense in the Company’s consolidated financial statements in June 2007. As of December 31, 2005, December 31, 2006 and December 31, 2007, the total amount of the consolidated note receivable from the shareholder is approximately $1,706,000, $1,708,000 and $0, respectively.
(8)	Stock Options and Option Rights

In 1999, the board of directors and shareholders approved an Incentive Stock Option Plan for non-employee board members (the “Board Plan”). The maximum number of options reserved is 100,000 at an option price to be determined by the board of directors or a committee of the board to reflect market value at the date of grant. In July 1999, 21,000 options at an option price of $20 were granted under the Board Plan and are fully exercisable at the date of grant for a period of 10 years.

In 2001, the board of directors and stockholders approved a plan to offer $21 million of Series A-2 participating stock at a price of $9.90 per share. In conjunction with this offering, investors purchased an option for $0.10 per share under an Option Right Agreement. The option is exercisable for ten years and provides the holder with the option to either: (a) purchase one-half share of common stock at a price of $.01 per share for every share of Series A-2 participating stock purchased; or (b) receive a liquidation preference in the amount of $2.70 for every Option Right purchased. As of December 31, 2006, the Series A-2 holders are entitled to purchase 1,516,590 option rights, which would entitle them to purchase 758,295 shares of common stock. All option rights have been purchased but none have ever been exercised.

The following table summarizes information about stock option activity under the Board Plan during 2006 and 2007:

Shares
Balance, December 31, 2005	21,000
Options granted	—
Options exercised	—
Options forfeited	—

Balance, December 31, 2006	21,000
Options granted	—
Options exercised	—
Options forfeited	—

Balance, December 31, 2007	21,000

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(8)	Stock Options and Option Rights, Continued

The status of stock options outstanding under the Board Plan as of December 31, 2007 is as follows:

		Weighted	Weighted		Aggregate
Exercise	Number	average	average	Number	intrinsic
Price	outstanding	remaining life	exercise price	exercisable	value

$20.00	21,000	2.50	$20.00	21,000	$—

(9)	Employee Benefit Plan

The Company has a defined contribution plan (the “Plan”) qualifying under Section 401(k) of the Internal Revenue Code. Substantially all team members who have met certain service requirements are eligible for participation in the Plan. Participants may defer and contribute to the Plan up to 25% of their compensation not to exceed the IRS limit. The participants’ contributions vest immediately, while the Company contributions vest over five years. The Company increased its discretionary contribution match during 2006 to 100% of the participant’s contributions, not to exceed $5,000 in any Plan year. The Company’s contribution to the Plan totaled approximately $94,100, $169,900 and $279,300 for the years ended December 31, 2005, 2006 and 2007, respectively.

(10)	Commitments and Contingencies
(a)	Operating Leases
The Company leases its store level and administrative facilities under operating leases. Future minimum rentals due under non-cancelable leases including closed stores are as follows for each of the years ending December 31:

2008	$4,941,000
2009	4,174,000
2010	3,682,000
2011	2,720,000
2012	2,415,000
Thereafter	3,930,000

$21,862,000

Rent expense totaled approximately $4,497,000, $4,686,000 and $5,069,000 for the years ended December 31, 2005, 2006 and 2007, respectively. Most of the Company’s leases have renewal options for one or two three- to five-year periods.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(10)	Commitments and Contingencies, Continued
(a)	Operating Leases, Continued

The Company subleases some of the above facilities. Future minimum rentals expected under these subleases are as follows for the years ending December 31:

2008	$72,000
2009	27,000
2010	24,000
2011	2,000
2012	—

$125,000

Rental income received from subleases totaled approximately $214,900, $164,000 and $157,600 for the years ended December 31, 2005, 2006 and 2007, respectively, and has been recorded as a reduction of rent expense in the accompanying consolidated statements of operations.

(b)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity and, as such, no accrual has been made in the accompanying consolidated financial statements.

(c)	Losses from Hurricanes and Insurance Recoveries

During 2005, the State of Florida was hit by a hurricane which damaged some of the Company’s pawnshop locations. In addition, business interruption losses were incurred at several of the Company’s pawnshop locations as a result of the hurricane that hit Florida. The total business interruption insurance recoveries recognized during the year ended 2005 totaled approximately $59,000 and is included in net sales in the accompanying consolidated statements of operations.

In connection with the hurricane losses described above, the Company also recorded receivables of approximately $79,000 for damage at the affected pawnshop locations which is included in prepaid expenses and other in the accompanying consolidated balance sheet as of December 31, 2005.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(10)	Commitments and Contingencies, Continued
(d)	Gain from Theft and Insurance Recoveries

During 2005, one of the Company’s locations in Tampa was the victim of a burglary. A receivable of approximately $526,000 for insurance reimbursement on stolen assets and business interruption has been included in prepaid expenses and other assets in the accompanying consolidated balance sheets. Related gains from insurance proceeds of approximately $182,000 and $240,000 are included in net sales and service charge revenues, respectively, for the year ended December 31, 2005. Included in cost of sales are losses related to inventory write-off’s of approximately $297,000 for the year ended December 31, 2005. The total insurance reimbursement of $530,000 was received during 2006.

During 2007, one of the Company’s locations in West Palm Beach was the victim of a burglary. A receivable of approximately $789,000 for insurance reimbursement on stolen assets and business interruption has been included in prepaid expenses and other assets in the accompanying consolidated balance sheets. Related gains from insurance proceeds of approximately $388,000 and $132,000 are included in net sales and service charge revenues, respectively, for the year ended December 31, 2007. The total insurance reimbursement of $1,168,000 was received during 2008.

During October 2007, one of the Company’s pawn store locations in Tampa was the victim of a burglary. A receivable of approximately $235,000 for insurance reimbursement on stolen assets has been included in prepaid expenses and other assets in the accompanying consolidated balance sheets.

During December 2007, one of the Company’s pawn store locations in Atlanta Georgia was the victim of a robbery. A report has been filed with the Company’s Insurance Company; however, the claim amount has not yet been finalized.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2005, 2006 and 2007
(11)	Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments as of December 31, 2005, December 31, 2006 and December 31, 2007 were as follows:

	December 31, 2005		December 31, 2006		December 31, 2007
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value	Value	Fair Value

Financial assets:
Cash	$1,646,001	$1,646,001	$759,674	$759,674	$795,055	$795,055
Loans	11,598,110	11,598,110	14,528,302	14,528,302	16,759,212	16,759,212
Cash advances, net	523,419	523,419	493,013	493,013	101,114	101,114
Financial liabilities:
Interest rate swap liability	—	—	—	—	552,748	552,748
Convertible subordinated debentures	4,390,853	4,390,853	4,330,227	4,330,227	403,660	403,660
Long-term debt	13,125,867	13,125,867	7,380,721	7,380,721	30,784,307	30,784,307

The carrying amounts of financial instruments including cash, loans and cash advances approximated fair value as of December 2005, 2006 and 2007 because of the relatively short-term nature and maturity of these instruments. The Company’s bank credit facility bears interest at a rate that is frequently adjusted on the basis of market rate changes. The fair value of the remaining long-term debt instruments are estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms. In order to manage interest rate exposure, the Company, from time to time, enters into interest rate swap agreements (see Note 1(m). These interest rate swaps are recorded at fair value and, therefore, the carrying value equals fair value of these financial instruments.
(12)	Subsequent Event

In March 2008, the Company entered into an agreement to sell up to 100%, but not less than 70%, of the equity ownership to EZCORP, Inc. Closing of the transaction is expected to occur in July 2008.
* * * * *

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	June 30, 2008	December 31, 2007
	(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash	$762,124	$795,055
Loans	18,016,441	16,759,212
Inventories, net	13,277,256	13,404,735
Service charges receivable, net of allowance for doubtful service charges of approximately $2,246,000 and $2,048,000 in 2008 and 2007, respectively	3,520,084	3,274,926
Deferred tax assets	3,686,374	4,042,186
Income tax receivable	59,189	28,700
Advances to officers and directors	76,136	—
Advances to team members	28,112	101,114
Prepaid expenses and other	2,037,712	1,383,229

Total current assets	41,463,428	39,789,157

Property and equipment, net	8,055,566	7,529,734
Goodwill	4,874,082	4,874,082
Deferred tax assets	2,907,539	4,645,523
Other assets	364,086	336,095

Total assets	$57,664,701	$57,174,591

Liabilities and stockholders’ equity:
Current liabilities:
Accounts payable	$241,489	$468,749
Accrued expenses	3,988,088	5,258,222
Customer layaway deposits	865,939	767,830
Deferred rent	384,338	357,206
Current maturities of long-term debt	17,377,245	4,000,000
Current maturities of convertible subordinated debentures	68,922	66,736

Total current liabilities	22,926,021	10,918,743

Long-term debt	11,952,164	26,784,307
Swap interest liability	577,168	552,748
Convertible Subordinated Debentures, less current maturities	301,908	336,924

Total liabilities	35,757,261	38,592,722

Contingencies (Note 4)

Shareholders’ equity:
Series A-1 participating stock, $0.01 par value; 3,756,496 authorized in 2008 and 2007; 3,756,496 shares issued and outstanding in 2008 and 2007; convertible to common stock at a ratio of 1 to 1	37,565	37,565
Series A-2 participating stock, $0.01 par value; 2,500,000 shares authorized; 1,516,590 shares issued and outstanding in 2008 and 2007; convertible to common stock at a ratio of 1 to 1	15,166	15,166
Series B participating stock, $0.01 par value; 682,038 shares authorized; 614,988 shares issued and outstanding in 2008 and 2007; convertible to common stock at a ratio of 1 to 1	6,150	6,150
Common stock, $0.01 par value; 35,000,000 shares authorized; none issued or outstanding in 2008 and 2007	—	—
Additional paid-in capital	55,580,562	55,580,562
Accumulated deficit	(33,732,003)	(37,057,574)

Total shareholders’ equity	21,907,440	18,581,869

Total liabilities and shareholders’ equity	$57,664,701	$57,174,591

See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Merchandise sales	$20,420,491	$16,198,631	$42,248,896	$33,376,359
Service charge revenues	7,761,553	6,974,453	15,370,278	13,659,445
Other revenues	362,750	355,329	711,475	717,766

Total revenues	28,544,794	23,528,413	58,330,649	47,753,570

Cost of merchandise sales	(12,373,370)	(10,070,885)	(25,334,826)	(20,700,820)

Net revenues	16,171,424	13,457,528	32,995,823	27,052,750

Total store operating expenses (including non-cash depreciation expense)	(10,122,389)	(8,696,449)	(20,592,554)	(17,282,919)

Store operating income	6,049,035	4,761,079	12,403,269	9,769,831

General and administrative expenses:
Administration	(2,805,980)	(10,735,175)	(5,767,223)	(13,130,097)
Depreciation	(57,498)	(50,838)	(112,153)	(100,745)
Loss on disposal of equipment	(9,071)	(111,623)	(9,910)	(116,931)

Total general and administrative expenses	(2,872,549)	(10,897,636)	(5,889,286)	(13,347,773)

Income (loss) from operations	3,176,486	(6,136,557)	6,513,983	(3,577,942)

Non-operating expenses:
Interest expense	(450,114)	(256,766)	(1,000,009)	(431,680)

Net income (loss) before income tax benefit (expense)	2,726,372	(6,393,323)	5,513,974	(4,009,622)
Income tax benefit (expense)	(1,082,051)	2,482,824	(2,188,403)	1,557,123

Net income (loss)	$1,644,321	$(3,910,499)	$3,325,571	$(2,452,499)

Weighted average number of common shares outstanding:
Basic*	n/a	n/a	n/a	n/a

Diluted	6,646,369	6,191,104	6,646,369	6,175,959

Earnings (loss) per common share:
Basic*	n/a	n/a	n/a	n/a

Diluted	$0.25	$(0.63)	$0.50	$(0.40)

*	For all periods presented, the Company had no outstanding common stock. Therefore, the calculation of the weighted average number of common shares outstanding — basic and earnings (loss) per common share — basic is not applicable.

See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Six Months Ended
	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$3,325,571	$(2,452,499)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock based compensation expense	—	4,114,338
Depreciation	972,767	847,207
Loan forgiveness	—	1,708,445
Non-cash interest expense	24,420	—
Reserve for service charges receivable	198,273	352,618
Loss on disposal of equipment	9,910	116,931
Amortization of other assets	27,954	6,243
Deferred income taxes	2,093,796	(1,470,379)
Changes in working capital components:
(Increase) decrease in operating assets:
Inventories	(6,249)	(390,568)
Service charges receivable	(443,431)	(783,259)
Income taxes receivable	(30,489)	(210,744)
Prepaid expenses and other	(654,484)	(931,569)
Advances to officers and directors	(76,136)	(106,662)
Advances to team members	73,002	5,197
Other assets	(55,945)	(137,901)
Increase (decrease) in operating liabilities:
Accounts payable	(227,260)	(79,857)
Accrued expenses	(1,270,134)	2,522,494
Customer layaway deposits	98,109	67,891
Deferred rent	27,132	(9,804)

Net cash provided by operating activities	4,086,806	3,168,122

Cash flows from investing activities:
Principal recovered on forfeited loans through dispositions	16,539,987	14,095,596
Loans repaid	19,300,993	17,266,941
Loans made	(36,964,480)	(34,449,408)
Purchases of property and equipment	(1,508,509)	(976,253)

Net cash used in investing activities	(2,632,009)	(4,063,124)
(Continued)

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows, (Continued)

	Six Months Ended
	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Borrowings on revolving line of credit	21,850,102	31,992,676
Repayments on revolving line of credit	(21,305,000)	(22,464,721)
Borrowings on long-term debt	—	20,000,000
Principal payments on long term debt	(2,000,000)	—
Principal payments on convertible subordinated debentures	(32,830)	(3,894,780)
Dividend payments	—	(21,216,346)
Purchases of treasury stock	—	(4,362,736)
Sale of treasure stock	—	3,162,736

Net cash provided by (used in) financing activities	(1,487,728)	3,216,829

Increase (decrease) in cash	(32,931)	2,321,827

Cash at beginning of year	795,055	759,674

Cash at end of year	$762,124	$3,081,501

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$456,126	$378,734

Income taxes	$124,900	$68,000

Supplemental schedule of non-cash investing activities:
Pawn loans forfeited and transferred to inventory	$16,406,260	$14,974,228

See the accompanying notes to consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Unaudited)
(1)	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Management has included all adjustments it considers necessary for a fair presentation. These adjustments are of a normal, recurring nature. The accompanying financial statements should be read in conjunction with the Notes to Consolidated Financial Statements for the year ended December 31, 2007. The balance sheet at December 31, 2007 has been derived from the audited financial statements at the date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain prior period balances have been reclassified to conform to the current presentation.

Our business is subject to seasonal variations, and operating results for the three and six-month periods ended June 30, 2008 (the “current quarter” and “current year-to-date period”) are not necessarily indicative of the results of operations for the full year.
(2)	Summary of Significant Accounting Policies
(a)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(b)	Revenue Recognition and Loans

Pawn loans (“loans”) are made on the pledge of tangible personal property for one month with an automatic extension period of 30 days. The Company accrues pawn service charge revenue based on anticipated redemption activity for pawn loans during each reporting period. The Company has historically been able to estimate redemption rates with a high degree of accuracy due to the short-term nature of its pawn loans. Yields on the Company’s outstanding loan portfolio fluctuate in correspondence with redemption activity. For loans not repaid, the carrying value of the forfeited collateral (“inventories”) is stated at the lower of cost (cash amount loaned) or market. Revenues from the sale of inventory are recognized at the time of sale and the risk of loss transfers to an unrelated third party. Revenues consist of pawn service charges and sales of inventory. Other revenues as reported on the consolidated statements of operations consist of proceeds from layaway forfeitures, check cashing fees and lost ticket fees.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued) (Unaudited)
(2)	Summary of Significant Accounting Policies, Continued

(c)	Allowance for Doubtful Service Charges

The Company accrues finance and service charges revenue only on those pawn loans that the Company deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. Loan transactions may conclude based upon redemption, renewal or forfeiture of the loan collateral. The gathering of this empirical data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the probability of collection of finance and service charges. If the future actual performance of the loan portfolio differs significantly (positively or negatively) from expectations, revenue for the next reporting period would be likewise affected as adjustments to the allowance are recorded in service charge revenues in the accompanying consolidated statements of operations. Due to the short-term nature of pawn loans, the Company can quickly identify performance trends.

(d)	Inventories

Inventories represent merchandise acquired from forfeited loans, merchandise purchased directly from the public, and new merchandise purchased from vendors. Merchandise purchased directly from vendors and customers is recorded at cost. Merchandise from forfeited loans is recorded at the amount of the loan principal on the unredeemed goods. The cost of inventories, determined on the specific identification method, is removed from inventories and recorded as a cost of sales at the time of sale. Inventories are stated at the lower of cost or market. The Company provides an allowance for shrinkage and valuation based on management’s evaluation of the inventories. The allowance deducted from the carrying value of inventories amounted to approximately $333,000 as of December 31, 2007, and at June 30, 2008, respectively.

(e)	Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation expense is provided on a straight-line basis, using estimated useful lives of five to 20 years for furniture and fixtures, equipment and vehicles. The costs of improvements on leased stores are capitalized as leasehold improvements and are amortized on a straight-line basis using an estimated useful life of up to 15 years, which represents the applicable lease period. Routine maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses from dispositions are credited or charged to income in the consolidated statements of operations.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued) (Unaudited)
(2)	Summary of Significant Accounting Policies, Continued
(f)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach goodwill is not amortized into results of operations but instead is reviewed for impairment at least annually and written down and charged to results of operations in the periods in which the recorded value of goodwill is determined to be greater than its fair value. Based on the results of the initial and subsequent impairment tests, management determined there have been no impairments.

(g)	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

The Company evaluates its long-lived assets for financial impairment as events or changes in circumstances indicate that the carrying value of a long-lived asset may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against their estimated future cash flows (undiscounted and without interest charges). If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

(h)	Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Deferred income taxes are recognized for the tax consequences in future years for temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period. In determining the amount of any valuation allowance required to offset deferred tax assets, an assessment is made that includes anticipating future income and determining the likelihood of realizing deferred tax assets.

Effective January 1, 2007, the Company began accounting for uncertainty in income taxes recognized in the consolidated financial statements in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. It also provides guidance on derecognition, classification, accrual of interest and penalties, accounting in interim periods, disclosure and transition. It requires that the new standard be applied to the balances of assets and liabilities as of the beginning of the period of adoption and that a corresponding adjustment be made to the opening balance of accumulated deficit.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued) (Unaudited)
(2)	Summary of Significant Accounting Policies, Continued
(i)	Hedging and Derivatives Activity

The Company’s risk management policy is to use derivative financial instruments, as appropriate, to manage the interest expense related to debt with variable interest rates. These instruments are not designated as hedges; accordingly, gains and losses related to changes in fair value are reflected in the consolidated statements of operations at each reporting date. At June 30, 2008, the Company had an interest rate derivative with a notional amount of $12,000,000 which effectively converted a portion of the Company’s debt from a variable rate of interest based on one-month LIBOR plus a margin determined on the basis of the Company’s quarterly funded debt to EBITDA ratio to a fixed LIBOR rate of 5.73% plus the same margin. At June 30, 2008, the fair value of this interest rate swap was a liability of $577,168 which has been recorded as a non-current liability and the change in the fair value as an increase in interest expense in the accompanying consolidated financial statements.

(j)	Accounting for Stock-Based Compensation

The Company accounts for share-based payments in accordance with the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this transition method, compensation cost represents the cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

(k)	Recent Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. The FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS No. 157 and FSP FAS 157-2 did not have a material effect on the Company’s consolidated financial position or results of operations. The Company has not applied the provisions of SFAS No. 157 to its nonfinancial assets and nonfinancial liabilities in accordance with FSP FAS 157-2. The Company will apply the provisions of SFAS No. 157 to these assets and liabilities beginning January 1, 2009 as required by FSP FAS 157-2. See Note 5.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued) (Unaudited)
(2)	Summary of Significant Accounting Policies, Continued
(k)	Recent Accounting Pronouncements, Continued

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”) and requires an entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS No. 159 was effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material effect on the Company’s consolidated financial position or results of operations.

In December 2007, FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations — Revised” (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interests in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase price; and, determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The application of SFAS No. 141(R) will cause management to evaluate future transaction returns under different conditions, particularly the near term and long term economic impact of expensing transaction costs up front.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, “Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures concerning (1) the manner in which an entity uses derivatives (and the reason it uses them), (2) the manner in which derivatives and related hedged items are accounted for under SFAS No. 133 and interpretations thereof, and (3) the effects that derivatives and related hedged items have on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect SFAS No. 161 to have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

(l)	Reclassifications

Certain amounts in the consolidated financial statements for 2005 and 2006 have been reclassified to conform to the presentation format adopted in 2007. These reclassifications have no effect on net income or shareholders’ equity as previously reported.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued) (Unaudited)

(m)	Earnings (Loss) per Common Share

Basic earnings (loss) per common share (“EPS”) is not presented in the accompanying consolidated financial statements due to the fact that for all periods presented, the Company had no outstanding common stock. Therefore, the calculation of the weighted average number of common shares outstanding — basic and earnings (loss) per common share — basic is not applicable. The Company applies the treasury stock method of reflecting the dilutive effect of outstanding stock-based compensation in the calculation of diluted EPS in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”). SFAS No. 128 requires that proceeds from the exercise of options and warrants shall be assumed to be used to purchase common shares at the average market price during the reported period. The incremental shares (i.e., the difference between the number of shares assumed issued upon exercise and the number of shares assumed purchased) must be included in the number of weighted average common shares used for the calculation of diluted EPS.

Diluted EPS is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year, assuming the conversion of all of the Company’s participating stock into common stock. Diluted EPS includes all outstanding shares of the Company’s Series A-1, A-2 and B participating stock and dilutive common stock options of 758,295 for the three and six months ended June 30, 2008 and 2007.

(3)	Participating Stock

The Series A-2 participating stock carries a liquidation value of $9.90 per share with preference to all other capital stock and a cumulative dividend rate of 14.54% increasing 0.5% each six months through August 2003 to 16.04%. The Company had redemption rights on the Series A-2 stock until August 31, 2003. Any Series A-2 stock outstanding after this date receives additional voting rights such that each share is entitled to 4.43 votes and the dividend rate increased to 16.54% and that rate continues throughout the life of the Series A-2 stock. Accumulated and unpaid dividends compound annually. There is no provision for accrual of the cumulative unpaid dividends unless declared by the Company’s board of directors. The total unaccrued cumulative unpaid dividends on the Series A-2 participating stock is approximately $2,478,000 and $1,222,000 as of June 30, 2008 and December 31, 2007, respectively.

(4)	Contingencies
(a)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity and, as such, no accrual has been made in the accompanying consolidated financial statements.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued) (Unaudited)
(b)	Gain from Theft and Insurance Recoveries

During October 2007, one of the Company’s pawn store locations in Tampa, Florida was the victim of a burglary. A report has been filed with the Company’s Insurance Company; however, the claim amount has not yet been finalized. Insurance proceeds in the amount of $125,000 have been received during 2008.

During December 2007, one of the Company’s pawn store locations in Atlanta, Georgia was the victim of a robbery. A report has been filed with the Company’s Insurance Company; however, the claim amount has not yet been finalized. Insurance proceeds in the amount of $200,000 have been received during 2008

During June and August 2008, two of the Company’s pawn store locations located in Orlando and Kissimmee, Florida were the victims of a robbery. A report has been filed with the Company’s Insurance Company; however, the claim amount has not yet been finalized. No amounts have been recorded in the accompanying financial statements in connection with these robberies.
(5)	Fair Value Measurements

The Company adopted the provisions of SFAS No. 157 and FSP FAS 157-2 on January 1, 2008. The adoption of these pronouncements did not have a material effect on the Company’s consolidated financial position or results of operations. SFAS No. 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement.

VALUE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements—(Continued) (Unaudited)
(5)	Fair Value Measurements, Continued

It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. SFAS No. 157 enables the reader of the financial statements to assess the inputs used to develop fair value measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. FSP FAS 157-2 defers the effective date for FAS No. 157 until January 2009 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. SFAS No. 157 requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company’s financial liabilities that are measured at fair value on a recurring basis as of June 30, 2008 are as follows:

	June 30,	Fair Value Measurements Using
	2008	Level 1	Level 2	Level 3
Financial assets:
Interest rate swap	$577,168	$—	$577,168	$—

The Company measures the value of its interest rate swap under Level 2 inputs as defined by SFAS No. 157. The Company relies on a mark to market valuation based on yield curves using observable market interest rates for the interest rate.
(6)	Subsequent Event

In March 2008, the Company entered into an agreement to sell up to 100%, but not less than 70%, of the equity ownership to EZCORP, Inc.; however, the Company terminated the agreement on August, 9, 2008. In September 2008, the Company entered into an agreement to sell up to 100% of the equity ownership to EZCORP, Inc. Closing of the transaction is expected to occur by December 31, 2008.

EXHIBIT A
MERGER AGREEMENT BETWEEN
EZCORP, INC.,
VALUE MERGER SUB, INC.,
AND
VALUE FINANCIAL SERVICES, INC.
September 16, 2008

MERGER AGREEMENT
     THIS MERGER AGREEMENT (this “Agreement”), dated September 16, 2008, is made by and between EZCORP, Inc., a Delaware corporation (“EZCORP”), Value Merger Sub, Inc., a Florida corporation (the “Merger Sub”), and Value Financial Services, Inc., a Florida corporation, (the “Company”) (together, the “Constituent Corporations”).
R E C I T A L S:
     A. The boards of directors of each of the Company, EZCORP and the Merger Sub have each approved, adopted and declared advisable and in the best interests of the holders of capital stock of each of the Company, EZCORP and the Merger Sub, respectively, this Agreement, the merger of the Merger Sub with and into the Company (the “Merger”) in accordance with the terms of this Agreement and the applicable provisions of the Florida Business Corporation Act (“FBCA”).
     B. This Merger is authorized by Section 1101 of the FBCA.
     C. Concurrently with the execution and delivery of this Agreement and as a condition to the willingness of EZCORP and the Merger Sub to enter into this Agreement, each director of the Company who holds shares of capital stock of the Company is entering the voting agreement with EZCORP and the Merger Sub in the form attached hereto as Exhibit B (the “Voting Agreement”), pursuant to which, among other things, such shareholders will agree to vote all of their shares of capital stock of the Company in favor of adopting and approving this Agreement and the conversion of all shares of capital stock or convertible securities of the Company into shares of common stock of the Company.
A G R E E M E N T
     NOW, THEREFORE, in consideration of the mutual promises herein made, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Merger Sub, EZCORP and the Company agree as follows:
     1 Definitions.
     For purposes of this Agreement, the following terms shall have the meanings set forth below and any derivatives of the terms shall have correlative meanings:
     “Company Common Stock” shall mean shares of common stock of the Company (assuming for all purposes the exercise or conversion of all then outstanding participating stock or other capital stock of the Company, options, warrants, conversion rights, commitments or other rights to acquire the Company’s common stock, whether vested or unvested).

     “Credit Facility” shall mean the $37 million financing arrangement between the Company and Fifth Third Bank, dated June 15, 2007.
     “Contracts” shall mean, collectively, all oral and written contracts, agreements, instruments, documents, leases, indentures, insurance policies, undertakings or other obligations.
     “Disclosure Schedule” shall mean the disclosure schedule attached hereto and incorporated herein.
     “EZCORP Shares” shall have the meaning contained in Section 3.1(a)(1)(A).
     “Financial Statements” shall mean, collectively, the audited financial statements (including balance sheets and statement of earnings, stockholders’ equity and cash flow) of the Company for each of its fiscal years ending December 31, 2004, through and including December 31, 2007.
     “Governmental Authority” shall mean the government of the United States or any foreign jurisdiction, any state, county, municipality or other governmental or quasi governmental unit, or any agency, board, bureau, instrumentality, department or commission (including any court or other tribunal) of any of the foregoing and any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority of any nature whatsoever.
     “Hart-Scott-Rodino Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Knowledge” shall mean that an individual:
          (1) is actually aware of such fact or other matter, or
          (2) a prudent individual in the position of the Company could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter.
     A Person other than an individual will be deemed to have “Knowledge” of a particular fact or matter if any individual who is serving as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or matter.
     “Laws” shall mean, collectively, all federal, state, local, municipal, foreign or international constitutions, laws, statutes, ordinances, rules, regulations, codes, or principles of common law.
     “Leases” shall mean, collectively, leases, contracts, agreements and other documents providing the Company with a right to use specified real and/or personal property.

     “Licenses” shall mean, collectively, governmental, regulatory, administrative and non governmental licenses, permits, approvals, certifications, accreditations, notices and other authorizations.
     “Material Adverse Change” or “Material Adverse Effect” shall mean any materially adverse change in or effect on the financial condition, business, operations, assets, properties or results of operations of the affected party; provided, however, that none of the following shall be deemed to have caused, constitute, or be taken into account in determining whether there has been a Material Adverse Change or Material Adverse Effect: (1) any change or effect arising from or relating to: (a) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (b) changes in United States generally accepted accounting principles; (c) changes in the affected party’s general industry or the economy of the U.S. as a whole; and (d) adverse changes or effects arising from the announcement or consummation of the transactions contemplated hereby; (2) any change or effect in the Ordinary Course; and (3) any change or effect that is cured before the earlier of (a) the Closing Date and/or (b) the date on which this Agreement is terminated pursuant to Section 10.
     “Orders” shall mean all decisions, injunctions, writs, guidelines, orders, arbitrations, awards, judgments, subpoenas, verdicts or decrees entered, issued, made or rendered by any Governmental Authority.
     “Ordinary Course” shall mean the ordinary course of the Company’s business, consistent with the past practices of the Company. The Ordinary Course does not include any transaction with an officer, director, shareholder or investor of the Company.
     “Person” shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Authority.
     “SEC” shall mean the United States Securities and Exchange Commission.
     2 The Merger.
     2.1 Merger. Upon the terms and conditions set forth in this Agreement, and in accordance with the applicable provisions of the FBCA, at the Effective Date (defined in Section 2.3), the Merger Sub shall be merged with and into the Company, which latter shall be the surviving corporation (the Company is also sometimes called the “Surviving Corporation” herein).
     2.2 Continuing Corporate Existence. Except as may otherwise be set forth herein, the corporate existence of the Company, with all its purposes, powers, franchises, privileges, rights and immunities, shall continue unaffected and unimpaired by the Merger, and the corporate existence and identity of the Merger Sub, with all its purposes, powers, franchises, privileges, rights and immunities, at the Effective Date shall be merged with and into that of the Company, and the separate corporate existence and identity of the Merger Sub shall thereafter cease except to the extent continued by statute.

     2.3 Effective Date. The Merger shall become effective at the date and time when the articles of merger are filed with the Secretary of State of Florida (the “Effective Date”).
     2.4 Corporate Governance.
     (a) The Articles of Incorporation of the Company, as amended in the articles of merger on the Effective Date, shall become the Articles of Incorporation of the Company as the Surviving Corporation.
     (b) The Bylaws of the Company, as amended on the Effective Date, shall become the Bylaws of the Company as the Surviving Corporation.
     (c) Those persons serving as directors and officers of the Merger Sub on the Effective Date of the Merger shall become the directors and officers of the Company as of the Effective Date.
     (d) Those persons serving as directors and officers of the Company on the Effective Date of the Merger shall cease holding their respective offices in the Company as of the Effective Date.
     2.5 Rights and Obligations of the Company. At the Effective Date, the Company as the Surviving Corporation shall have the following rights and obligations.
     (a) The Company shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a corporation organized under the laws of the State of Florida.
     (b) The Company shall possess all of the rights, privileges, immunities and franchises, of either a public or private nature, of the Company and the Merger Sub, and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and every other interest of or belonging or due to the Merger Sub and the Company shall be taken and deemed to be transferred to or invested in the Company without further act or deed.
     (c) At the Effective Date, the Company shall thenceforth be responsible and liable for all contracts, liabilities and obligations of the Company and the Merger Sub, and any claim existing or action or proceeding pending by or against the Company or the Merger Sub may be prosecuted against the Company as if the Merger had not occurred, or the Company may be substituted in its place. Neither the rights of creditors nor any liens upon the property of the Company shall be impaired by the Merger.
     2.6 Closing. Consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Strasburger & Price, L.L.P., in Austin, Texas, as soon as possible when each of the other conditions of this Agreement have been satisfied or waived, and shall proceed promptly to conclusion, at such place, time and date as shall be determined by the parties hereto. The day on which the Closing shall occur is herein called the “Closing Date.” Each of the Constituent Corporations will cause to be prepared, executed, and delivered the Articles of Merger to be filed with the Secretary of State of Florida and all other appropriate and customary documents as any party or its counsel may reasonably request for the purpose of consummating the transactions contemplated by this Agreement. All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed.
     3 Conversion of Securities.
     3.1 On the Effective Date, by virtue of the Merger and without any action on the part of EZCORP, Merger Sub, the Company or the holders of the Company Common Stock:
     (a) except as set forth in subsection 3.1(d):
          (1) each share of Company Common Stock issued and outstanding immediately prior to the Effective Date shall be canceled and automatically converted, subject to Section 3.2(d), into the right to receive either the EZCORP Shares or the Cash Consideration, as applicable (the EZCORP Shares or the Cash Consideration, as applicable, the “Merger Consideration”), with the form of Merger Consideration determined as follows:
          (A) as to shares with respect to which an Election has been validly made and not revoked, $11.00 per share (the “Cash Consideration”); and
          (B) as to all other shares, 0.75 shares of EZCORP Class A Non-voting Common Stock (the “EZCORP Shares”);
          (2) each share of Company Common Stock held in treasury by the Company or any Subsidiary of the Company immediately prior to the Effective Date shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto; and
          (3) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Date shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Company.
     (b) Each Person who on or prior to the date of the Company shareholders’ meeting called to vote upon the merger as described in Section 7.4 (the “Election Deadline”) is a holder of record of shares of Company Common Stock shall be entitled, with respect to all or a portion of such shares of Company Common Stock, to make an “Election” on or prior to the Election Deadline, to receive the Cash Consideration on the basis set forth in this Agreement.
          (1) EZCORP and the Merger Sub shall prepare a form, in form and substance reasonably acceptable to the Company (an “Election Form”) pursuant to which a holder of record of shares of Company Common Stock may make an Election with respect to all or a portion of the shares of Company Common Stock held by such holder. The Election Form shall provide that the Election is being made as of the date the Election Form is submitted and as of the Effective Time. The Company shall mail the Election Form, together with the Disclosure Statement, to each holder of record of shares of Company Common Stock on the record date for the Company shareholders’ meeting described in Section 7.4 and shall use its reasonable best efforts to make the Election Form available to any person who becomes a record holder of shares of Company Common Stock during the period between the record date and the Election Deadline.
          (2) An Election shall be effective only if the Company shall have received an Election Form covering the shares of Company Common Stock to which such Election applies, executed and completed in accordance with the instructions set forth in such Election Form on or prior to the Election Deadline and may not be withdrawn. An Election may be revoked or changed only by delivering to the Company, on or prior to the Election Deadline, a written notice of revocation or, in the case of a change, a properly completed revised Election Form that identifies the shares of Company Common Stock to which the revised Election Form applies. Delivery to the Company prior to the Election Deadline of a revised Election Form with respect to any shares of Company Common Stock shall result in the revocation of all prior Election Forms with respect to all such shares of Company Common Stock.
     (c) Proration
          (1) The number of shares of Company Common Stock eligible to be converted into the right to receive the Cash Consideration shall not exceed twenty percent (20%) of the shares of Company Common Stock issued and outstanding on the Election Deadline (the “Cash Consideration Number”).
          (2) If the number of shares of Company Common Stock with respect to which a valid Election is made does not exceed the Cash Consideration Number, each share for which an Election is made shall be converted into the Cash Consideration. If the number of shares of Company Common Stock with respect to which a valid Election is made exceeds the Cash Consideration Number, the number of shares of Company Common Stock with respect to which a valid Election is made that shall be converted into Cash Consideration shall be determined as follows:
          (A) First, a unit proration factor (the “Unit Proration Factor”) shall be determined by dividing the Cash Consideration Number by the number of shares with respect to which a valid Election was made;
          (B) Second, only those shares equal to the number of shares of each electing Company shareholder with respect to which a valid Election is made multiplied by the Unit Proration Factor shall be paid the Cash Consideration; and

          (C) Third, all remaining shares of Company Common Stock with respect to which a valid Election is made shall receive EZCORP Shares in the Merger.
     (d) Notwithstanding any provisions of this Agreement to the contrary, shares of the Company Common Stock which are issued and outstanding immediately prior to the Effective Date and which are held by any Person who has properly exercised their appraisal rights under the FBCA (the “Appraisal Shares”) will not be converted into or represent a right to receive the applicable Merger Consideration pursuant to this Section 3.1. The holders thereof will be entitled only to such rights as are granted by Section 1302 of the FBCA. Each holder of Appraisal Shares who becomes entitled to payment for such shares of Company Common Stock pursuant to Section 1302 of the FBCA will receive payment therefor from the Company in accordance with the FBCA; provided, however, that (1) if any such holder of Appraisal Shares fails to establish its entitlement to appraisal rights as provided in Section 1323 of the FBCA, or (2) if any such holder of Appraisal Shares effectively withdraws its demand for appraisal of such shares of the Company Common Stock or loses its right to appraisal and payment for its shares of the Company Common Stock under Section 1323 or 1326 of the FBCA, such holder will forfeit the right to appraisal of such shares of the Company Common Stock and each such share of the Company’s common stock will be treated as if such share had been converted, as of the Effective Date, into a right to receive the applicable Merger Consideration, without interest thereon, as provided in subsection 3.1(a)(1).
3.2 Exchange of Certificates.
     (a) Exchange Agent. EZCORP shall deposit, or shall cause to be deposited, with American Stock Transfer and Trust Company or such other bank or trust company that may be designated by EZCORP and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of the Company Common Stock, for exchange in accordance with this Section 3 through the Exchange Agent, cash representing the Cash Consideration and certificates representing the EZCORP Shares issuable pursuant to Section 3.1 as of the Effective Date (the “Exchange Fund”). If requested by the Exchange Agent, the Company and EZCORP will enter into a mutually acceptable exchange agent agreement which will set forth the duties, responsibilities and obligations of the Exchange Agent. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the EZCORP Shares contemplated to be issued pursuant to Section 3.1, out of the Exchange Fund. Except as contemplated by Section 3.2(f) hereof, the Exchange Fund shall not be used for any other purpose.
     (b) Exchange Procedures. As promptly as practicable after the Effective Date (but in any event within five business days after the Effective Date), EZCORP shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Company Common Stock (or other certificate or agreement representing shares of capital stock of the Company which has been converted into Company Common Stock) (the “Certificates”) (1) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (2) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing EZCORP Shares. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor either the Cash Consideration or a certificate representing that number of EZCORP Shares which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate (after taking into account all shares of the Company Common Stock then held by such holder) to which such holder is entitled pursuant to Section 3.1, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the applicable Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Common Stock is properly endorsed and presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to EZCORP that any applicable share transfer taxes have been paid. Until surrendered as contemplated by this Section, each Certificate shall be deemed at all times after the Effective Date to represent only the right to receive upon such surrender the applicable Merger Consideration.
     (c) No Further Rights in Company Common Stock. The Merger Consideration paid and issued (and represented by certificates delivered) upon conversion of the shares of the Company Common Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of the Company Common Stock.
     (d) No Fractional Shares. No certificates or scrip representing fractional EZCORP Class A Non-voting Common Stock shall be issued upon the surrender for exchange of Certificates. In lieu of any such fractional share, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of EZCORP Class A Non-voting Common Stock upon surrender of Certificates for exchange shall be entitled to have the number of shares such holder is to receive rounded up to the next whole number of shares.
     (e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of shares of Company Common Stock for twelve months after the Effective Date shall be delivered to EZCORP, upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Section 3 shall thereafter look only to EZCORP for the applicable Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of EZCORP free and clear of any claims or interest of any person previously entitled thereto.

     (f) No Liability. None of EZCORP, Merger Sub, or the Company shall be liable to any holder of shares of Company Common Stock for any such Merger Consideration delivered to a public official pursuant to any abandoned property, escheat or similar Laws.
     (g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company, the posting by such person of a bond, in such reasonable amount as the Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration.
3.3 Deficiency Guaranty.
     (a) The parties contemplate that some or all of the EZCORP Shares received by Company shareholders pursuant to Section 3.1(a)(1)(B) will be offered for sale (the “Selling EZCORP Shareholders”) for a period beginning five (5) days after the Closing Date and ending one hundred twenty-five (125) days after the Closing Date (the “Guaranty Period”). If a Selling EZCORP Shareholder sells any of the EZCORP Shares issued as part of the Merger Consideration during the Guaranty Period, in sales that comply with the manner of sale provisions contained in SEC Rule 144(f) (17 C.F.R. Section 230.144(f), hereafter, “Rule 144(f)”), for a gross sales price of less than Fourteen Dollars and Sixty-Seven Cents ($14.67) per EZCORP Share, EZCORP will pay the Selling EZCORP Shareholder the difference between the gross sales price per EZCORP Share and $14.67, up to a maximum of $4.01 per EZCORP Share, up to a maximum of all payments to all Selling EZCORP Shareholders of Twenty Million Dollars ($20,000,000.00) (the “Deficiency Guaranty Amount”).
     (b) Payments to Selling EZCORP Shareholders up to the Deficiency Guaranty Amount will be made on a first come, first served basis until the amount of the balance of the Deficiency Guaranty Amount is exhausted, in the date and time order that Selling EZCORP Shareholders present proof of sale of EZCORP Shares issued as part of the Merger Consideration to EZCORP or its designated agent.
     (c) EZCORP will cause the payment in respect of the Deficiency Guaranty Amount to be made within five business days of receipt by EZCORP or its designated agent of proof of sales of EZCORP Shares by EZCORP Selling Shareholders in form satisfactory to EZCORP.
     (d) EZCORP will cause the Exchange Agent to transmit instructions for claiming and receiving payment from the Deficiency Guaranty Amount with the letter of transmittal described in Section 3.2(b).
3.4 Premium Reserve.
     (a) EZCORP will pay the Selling EZCORP Shareholders a “Premium Reserve Amount” of up to Six Million Six Hundred Forty-Six Thousand Five Hundred Twenty-

Seven Dollars ($6,646,527.00), if a Selling EZCORP Shareholder sells any of the EZCORP Shares issued as part of the Merger Consideration during the Guaranty Period, in sales that comply with the manner of sale provisions contained in Rule 144(f), for a gross sales price of more than Fourteen Dollars and Sixty-Seven Cents ($14.67) per EZCORP Share, according to the following schedule:
     (1) For the first thirty (30) days of the Guaranty Period, $1.33 per EZCORP Share;
     (2) For the second thirty (30) days of the Guaranty Period, $1.00 per EZCORP Share;
     (3) For the third thirty (30) days of the Guaranty Period, $0.67 per EZCORP Share;
     (4) For the fourth thirty (30) days of the Guaranty Period, $0.33 per EZCORP Share;
     (b) EZCORP will cause the Exchange Agent to transmit instructions for claiming and receiving payment of the Premium Reserve Amount with the letter of transmittal described in Section 3.2(b).
     (c) EZCORP will cause the payment in respect of the Premium Reserve Fund to be made within five business days of receipt by EZCORP or its designated agent of proof of sales of EZCORP Shares by EZCORP Selling Shareholders in form satisfactory to EZCORP.
     3.5 Stock Transfer Books. At the Closing Date, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Date, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Date shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided in this Agreement or by Law. On or after the Effective Date, any Certificates presented to the Exchange Agent or EZCORP for any reason shall be converted into the applicable Merger Consideration.
     3.6 Closing Certificates. At the Closing, (a) EZCORP shall deliver to the Company a certificate, in form and substance satisfactory to the Company and signed by its Chief Executive Officer and Chief Financial Officer, certifying in reasonable detail the calculation of the number of issued and outstanding shares of EZCORP Class A Non-voting Common Stock on the Closing Date, including all shares issuable on the conversion of other classes of securities and all shares issuable on the exercise of outstanding stock options and warrants, together with all supporting materials used in such calculation, and (b) the Company shall deliver to EZCORP a certificate, signed by its Chief Executive Officer and Chief Financial Officer, certifying in reasonable detail the calculation of the aggregate number of Company Common Stock, including common stock issued and outstanding immediately prior to the Effective Date.

     3.7 Changes in Capitalization. If, between the date of this Agreement and the Effective Date, the outstanding shares of EZCORP Class A Non-voting Common Stock or the Company Common Stock are changed into a different number or class of shares by means of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted; provided that no adjustment shall be made under this Section if the number of outstanding shares of the Company Common Stock increases as a result of the exercise of the Company’s stock options, warrants, conversion rights or other rights to acquire the Company Common Stock.
     3.8 Appraisal Shares. No more than ten (10) days after the Effective Date, the Surviving Corporation shall give notice in writing to each holder of Appraisal Shares in the form required by Section 1322 of the FBCA. Within forty (40) days after the date on which notice is mailed, each holder of Appraisal Shares must either accept the Company’s offer as stated in the Company’s notice or, if the offer is not accepted, such shareholder shall provide to the Company its estimated fair value of the shares of the Company Common Stock and a demand for the payment of such shareholder’s estimated value plus interest. If any holder of Appraisal Shares fails to respond as provided in this Section 3.8, then such shareholder shall have waived, in accordance with the FBCA, the right to demand appraisal with respect to the shares of the Company Common Stock.
4 Conduct Pending Closing.
     4.1 From the date of this Agreement until Closing, the Company will:
     (a) conduct its business only in the Ordinary Course unless otherwise expressly approved by EZCORP in writing (which approval will not be unreasonably withheld, conditioned or delayed);
     (b) use its reasonable best efforts to preserve intact the current business organization of the Company, keep available the services of the current officers, employees, and agents of the Company, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with the Company;
     (c) [Intentionally Left Blank];
     (d) confer with EZCORP concerning operational matters of a material nature;
     (e) provide to EZCORP copies of the Company’s unaudited interim financial statements for each three month period ended March 31, June 30 and September 30 of each fiscal year and annual financial statements ending December 31 of each fiscal year from the date of this Agreement until its Closing or termination; together with internally prepared supplemental notes concerning the status of the Company’s assets and liabilities for the interim three month periods, which interim financial statements shall be prepared in accordance with generally accepted accounting principles maintained and applied on a consistent basis throughout the indicated periods, and fairly present the financial condition and results of operation of the Company at the dates and for the relevant periods indicated, except that the interim unaudited financial statements do not include footnotes and certain financial presentations normally required under generally accepted accounting principles; and
     (f) Notwithstanding anything to the contrary set forth in this Agreement, no party to this Agreement will be required to undertake and/or comply with any covenant, obligation, request or otherwise undertake any action required by this Agreement, if doing so would be, or be deemed to be, in violation of any Laws, based upon the reasonable advice of such party’s legal counsel.
     4.2 Time is of the Essence. Time is of the essence in performing the terms of this Agreement. Prior to Closing, the Company, Merger Sub and EZCORP will cooperate in obtaining every consent, approval, ratification, waiver or other authorization (“Consent”) necessary under any Contract, Order, License, Law or restriction to which the Company or EZCORP is subject or a party to the extent failure to obtain any such Consent would have a Material Adverse Effect as a result of the Closing and consummation of this Agreement, and in updating the previous due diligence requests from EZCORP that are listed in the attached Schedule 4.2.
5 Representations and Warranties by the Company.
     The Company represents and warrants that, except as set forth in the attached Disclosure Schedule, which Disclosure Schedule shall be deemed to be representations and warranties as if made hereunder:
     5.1 Enforceability. The Company has all necessary power and authority to enter into and, subject to the requisite approval by the Company’s shareholders, consummate the transactions contemplated by this Agreement in accordance with its terms. This Agreement is a valid and binding obligation of the Company, enforceable against it in accordance with its terms.
     5.2 Organization and Qualification. The Company is a corporation duly organized and validly existing under the Laws of the State of Florida. The Company is qualified to transact business as a domestic or foreign corporation or organization in every jurisdiction where the failure to so qualify would have a Material Adverse Effect.
     5.3 Conflicting Obligations on Execution. The execution and delivery of this Agreement do not: (a) conflict with or violate any provisions of, or result in the maturation or acceleration of, any obligations under any Contract, Order, License, Law or restriction to which the Company is subject or a party to the extent such conflict or violation has a Material Adverse Effect; or (b) violate any restriction or limitation, or result in the termination, or loss of any right (or give any third party the right to cause such termination or loss), of any kind to which they are bound or have to the extent such violation, termination or loss has a Material Adverse Effect, other than the Credit Facility and certain Leases.
     5.4 Capitalization. The capitalization of the Company as set forth in the Investor Listing dated December 31, 2007 (“Cap Table”) and delivered to EZCORP is complete and accurate as of the execution of this Agreement. There are no outstanding options, warrants, convertible securities or other rights to subscribe for or acquire any capital stock or securities convertible into capital stock of the Company, other than as set forth in the Cap Table. All capital stock has been issued in compliance with applicable federal and state securities Laws.
     5.5 Organizational Documents. True, correct and complete copies of the articles of incorporation, by-laws and other organizational documents, as amended, of the Company have been delivered to EZCORP. Except as provided in this Agreement, there has been no change in the rights, preferences or other terms of the Company’s capital stock since the filing of the Company’s Amended and Restated Articles of Incorporation with the Secretary of State of Florida on September 10, 2001.
     5.6 Financial Statements. The Company has provided to EZCORP true and complete copies of the Company’s audited Financial Statements for the fiscal years ending December 31, 2007, 2006, 2005 and 2004. The Company’s Financial Statements and other books and records of account accurately reflect all of the assets, liabilities, transactions and results of operations of the Company, and the Financial Statements have been prepared based upon and in conformity therewith. The Financial Statements have been prepared in accordance with generally accepted accounting principles maintained and applied on a consistent basis throughout the indicated periods, and fairly present the financial condition and results of operation of the Company at the dates and for the relevant periods indicated, except that interim unaudited Financial Statements do not include footnotes and certain financial presentations normally required under generally accepted accounting principles.
     5.7 Licenses. The Company possesses all Licenses as are necessary for the consummation of the transactions contemplated hereby or the conduct of its business or operations where the failure to have such License would have a Material Adverse Effect. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in the revocation, or an adverse change in the terms or conditions, of any of the Licenses, to the extent such revocation or adverse change has a Material Adverse Effect, and all Licenses shall continue in full force and effect in accordance with their present terms unaffected by the consummation of the transactions contemplated hereby.
     5.8 Litigation. There are no claims, lawsuits, actions, arbitrations or other proceedings or governmental investigations (collectively, “Claims”) pending with respect to this Agreement and the transactions contemplated hereby. The Company has not received written notice of any Claims, which would have a Material Adverse Effect, pending or against the Company or any of its officers, directors, employees or affiliates involving, affecting or relating to the Company or the transactions contemplated by this Agreement, nor have any such matters been threatened against the Company. There are no outstanding judgments, Orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency, or by arbitration) regarding the Company.
     5.9 Compliance With Law. To the Knowledge of the Company, the conduct of the Company’s business does not violate, and the Company is not in default under, any Law or Order.

     5.10 Brokerage. The Company has not incurred, nor made commitment for, any brokerage, finder’s or similar fee in connection with the transaction contemplated by this Agreement, other than to Stephens Inc.
     5.11 No Material Adverse Change. Since December 31, 2007, there has not been any Material Adverse Change, and no event has occurred or circumstance exists that may result in a Material Adverse Effect.
     5.12 Representations and Warranties True and Correct. The representations and warranties contained herein, and all other documents, certifications, materials and written statements or information given to the Merger Sub or EZCORP by or on behalf of the Company or disclosed on the Disclosure Schedule, do not include any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein in order to make the statements herein or therein, in light of the circumstances under which they are made, not misleading.
6 Merger Sub’s and EZCORP’s Representations and Warranties.
     The Merger Sub and EZCORP represent and warrant that:
     6.1 Organization. The Merger Sub is a corporation duly organized and validly existing under the laws of the State of Florida. EZCORP is a corporation duly organized and validly existing under the laws of the State of Delaware.
     6.2 Enforceability; Conflicting Obligations. This Agreement and all other agreements of the Merger Sub and EZCORP contemplated hereby are or, upon the execution thereof, will be the valid and binding obligations of the Merger Sub and EZCORP enforceable against it in accordance with their terms. The execution and delivery of this Agreement do not, the issuance and delivery of the EZCORP Shares will not, and the consummation of the purchase of the shares will not, conflict with or violate any provision of the articles of organization of the Merger Sub or EZCORP, nor any provisions of, or result in the acceleration of, any obligation of the Merger Sub or EZCORP.
     6.3 Authorization. The Merger Sub and EZCORP have all necessary corporate power and authority to enter into and perform the transactions contemplated herein in accordance with the terms and conditions hereof. The execution and delivery of this Agreement, and the performance by the Merger Sub and EZCORP of their obligations contained herein, have been duly approved by the Merger Sub and EZCORP.
     6.4 Brokerage. The Merger Sub and EZCORP have not incurred, nor made commitment for, any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement.
     6.5 Litigation. There is no litigation, proceeding or governmental investigation pending, or to the Merger Sub’s or EZCORP’s knowledge, threatened against or relating to the transactions contemplated herein.

     6.6 Isuance of EZCORP Shares. The EZCORP Shares to be exchanged for the Company Common Stock will, when delivered to the Company’s shareholders, be validly issued, fully paid, non-assessable and not subject to any pre-emptive rights.
     6.7 Funds Available. Each of EZCORP and Merger Sub is solvent and, at Closing, EZCORP will have all funds in place necessary to pay and deliver the cash portion of the Merger Consideration as contemplated hereby without any contingencies existing. As of the date hereof there are, and as of the Effective Date there will be, sufficient authorized and unissued shares of EZCORP’s Class A Non-voting Common Stock to enable EZCORP to issue and deliver the portion of the Merger Consideration consisting of EZCORP Shares as contemplated hereby.
     6.8 Financial Reports and SEC Documents. EZCORP’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it with the SEC subsequent to September 30, 2007 under the Securities Act of 1933, as amended (the “Securities Act”), or under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in the form filed together with any amendments required to be made with respect thereto, that were required to be filed with any applicable Governmental Authority under any applicable Law (collectively, “SEC Documents”) as of the date filed, (a) complied in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents the consolidated financial position of EZCORP as of its date, and each of the statements of income or results of operations and changes in shareholders’ equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly present the consolidated results of operations, changes in shareholders’ equity and cash flows, as the case may be, of EZCORP for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence or limitation of footnotes in the case of unaudited statements.
     6.9 Representations and Warranties True and Correct. The representations and warranties contained herein, and all other documents, certifications, materials and written statements or information given to the Company by or on behalf of the Merger Sub and EZCORP, do not include any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein in order to make the statements herein or therein, in light of the circumstances under which they are made, not misleading.
7 Additional Agreements.
     7.1 Hart-Scott-Rodino. The Merger Sub, EZCORP and the Company will file any Notification and Report Forms and related material that each party may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, will use such party’s commercially reasonable efforts to obtain an early termination of the applicable waiting period, and will make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. The fees and expenses of any such filing shall be borne 50% by EZCORP and 50% by the Company.
     7.2 Release of Thedford Employment Agreement at Closing. At Closing, the Company shall deliver to EZCORP an unconditional release of John Thedford from all of his obligations under the Employment Agreement between the Company and Mr. Thedford effective as of January 1, 2007 and any amendments thereto, and an unconditional release of the Company by Mr. Thedford from all of the Company’s obligations under the Employment Agreement between the Company and Mr. Thedford effective as of January 1, 2007 and any amendments thereto. The Company acknowledges that EZCORP intends to employ Mr. Thedford as an executive of Texas EZPAWN, L.P., immediately after Closing.
     7.3 Section 382 Opinion. The Company has delivered to EZCORP an opinion from the Company’s auditor, McGladrey & Pullen, LLC, to the effect that, based on the procedures performed and the facts and assumptions set forth in the opinion, the auditor has concluded that the Company should not have experienced an ownership change, as defined in Section 382(g)(1) of the Internal Revenue Code of 1986, as amended, during the period beginning January 1, 1998 and ending December 31, 2007, no event has occurred that caused or would cause an ownership change the Company under 26 U.S.C. § 382 and federal regulations adopted thereunder (the “382 Opinion”), together with the auditors’ work papers and supporting information, whether created by the Company or by its auditors, relating to the 382 Opinion. The Company has no knowledge of any events or circumstances that would contradict the opinion of McGladrey & Pullen, LLC.
     7.4 Company Shareholder Meeting.
     (a) As promptly as reasonably practicable, but not more than three business days after the Registration Statement with respect to the EZCORP Shares has been declared effective by the SEC, the Company shall cause a notice of special meeting of shareholders and a proxy statement (the “Disclosure Statement”) to be mailed to its shareholders. In the Disclosure Statement, the Company’s Board of Directors will recommend that (1) Company shareholders approve this Agreement and Merger, and (2) approve the conversion of all outstanding shares of capital stock of the Company to Company Common Stock. The Company shall hold the shareholders’ meeting (the “Shareholders’ Meeting”) as promptly as reasonably practicable after the Registration Statement has been declared effective by the SEC, in compliance with Rule 14e-1 of the SEC, but in no event later than thirty-five (35) days after the Registration Statement has been declared effective by the SEC.
     (b) As promptly as reasonably practicable after the execution by all parties of this Agreement, the Company shall provide to EZCORP a draft of the Disclosure Statement.

     7.5 Registration Statement.
     (a) As promptly as reasonably practicable after the execution of this Agreement by the parties, EZCORP shall file with the SEC a registration statement on Form S-4 or such other form as appropriate to register the EZCORP Shares (together with any amendments thereof or supplements thereto, the “Registration Statement”) to be issued in the Merger. EZCORP shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto and to cause the Registration Statement to be declared effective by the SEC. EZCORP shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of the EZCORP Shares. The Company shall furnish all information concerning the Company as EZCORP may reasonably request in connection with such actions and the preparation of the Registration Statement, including the Disclosure Statement, and use its reasonable best efforts to cause McGladrey & Pullen, LLC to issue its consent thereto. EZCORP shall advise the Company in writing as promptly as practicable after (1) the Registration Statement has been declared effective by SEC, (2) any supplement or amendment to the Registration Statement has been filed, (3) the issuance of any stop order with respect to the Registration Statement, (4) the suspension of the qualification of EZCORP Shares covered thereby for offering or sale in any jurisdiction, or (5) the receipt of any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and EZCORP shall promptly provide to the Company copies of all correspondence between EZCORP or any of its representatives or advisors and the SEC related to the Registration Statement.
     (b) The information supplied by EZCORP for inclusion in the Registration Statement shall not, at (1) the time the Registration Statement becomes effective under the Securities Act and (2) the Effective Date, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Date, any event or circumstance relating to EZCORP or any EZCORP subsidiary, or their respective officers or directors, that should be set forth in an amendment or a supplement to the Registration Statement should be discovered by EZCORP, EZCORP shall promptly inform the Company thereof. All documents that EZCORP is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.
     (c) The information supplied by the Company for inclusion in the Registration Statement shall not, at (1) the time the Registration Statement becomes effective under the Securities Act and (2) the Effective Date, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Date, any event or circumstance relating to the Company or any Company subsidiary, or their respective officers or directors, that should be set forth in an amendment or a supplement to the Registration Statement should be discovered by the Company, the Company shall promptly inform EZCORP.
     7.6 The Company shall use its reasonable best efforts to obtain the approval of a majority of shareholders eligible to vote thereon of the conversion of all of the Company’s issued and outstanding capital stock to Company Common Stock, the Merger, and this Agreement.
     7.7 Listing of Shares. Prior to the Effective Date, EZCORP shall file with the NASDAQ Stock Market such notices, forms and other documents as may be required to cause the EZCORP Shares to be listed and approved for quotation on the NASDAQ Global Select market as of the Effective Date.
     7.8 Section 16 Matters. Prior to the Effective Date, EZCORP shall use its reasonable best efforts to cause any acquisitions of EZCORP capital stock resulting from the Merger from each person who may be subject to the reporting requirements of Section 16 of the Exchange Act with respect to EZCORP following the Effective Date, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
     7.9 Public Announcements. EZCORP and Merger Sub will provide the Company drafts of, and solicit the Company’s comments on, any press release or other public statements with regards to the Merger or this Agreement prior to making the release or public statement.
8 Conditions Precedent to Merger Sub’s and EZCORP’s Obligation to Close.
     The obligation of the Merger Sub and EZCORP to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction and fulfillment of each of the following express conditions precedent prior to and on the Closing Date (any of which may be waived by Merger Sub, in whole or in part):
     8.1 Approval by the Company. The holders of a majority of the issued and outstanding Company Common Stock shall have voted in favor of the Merger, including all shares of common stock issuable upon conversion of all other classes of capital stock to Company Common Stock
     8.2 Conversion of Capital Stock. Prior to the vote by the Company’s shareholders on whether to approve the Merger, all shares of capital stock or convertible securities of the Company shall have been converted into shares of Company Common Stock.
     8.3 Hart-Scott-Rodino. All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the Merger Sub, EZCORP and the Company shall have received all authorizations, consents, and approvals of governments and governmental agencies.
     8.4 Representation and Warranties. All the representations and warranties in this Agreement made by the Company (except as contained in Section 5.3 relating to the Credit Facility and certain Leases) must be accurate in all material respects as of the Closing Date as if made on the Closing Date.

     8.5 Performance of Covenants and Obligations. The Company shall have performed and complied with all of its covenants and obligations under this Agreement, including but not limited to the applicable additional agreements contained in Section 7, which are to be performed or complied with by it prior to or on the Closing Date.
     8.6 Material Adverse Change. From and after June 5, 2008, and until the Closing Date, the Merger Sub and EZCORP shall have reasonably determined that there has been no Material Adverse Change.
     8.7 Consent. The Company shall have obtained every Consent necessary under any Contract, Order, License, Law or restriction to which the Company is subject or a party to the extent failure to obtain any such Consent would have a Material Adverse Effect as a result of the Closing and consummation of this Agreement.
9 Conditions to the Company’s Obligation to Close.
     The obligation of the Company to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction and fulfillment of the following express conditions precedent prior to and on the Closing Date (any of which may be waived by the Company, in whole or in part):
     9.1 Approval by the Merger Sub. The holder of a majority of the outstanding common stock of the Merger Sub shall have voted in favor of the Merger.
     9.2 Representations and Warranties. All the representations and warranties in this Agreement made by the Merger Sub and EZCORP must be accurate in all material respects as of the Closing Date as if made on the Closing Date.
     9.3 Performance of Covenants and Obligations. The Merger Sub and EZCORP shall have performed and complied with all of its material covenants and obligations under this Agreement, including but not limited to the additional agreements contained in Section 7, which are to be performed or complied with by them prior to or on the Closing Date.
     9.4 Payment of Purchase Price. The Merger Sub shall have caused the payments to be made and the EZCORP Shares to be delivered as described in Section 3 hereof.
     9.5 Fairness Opinion. The Company shall have received a fairness opinion from a third party as to this Agreement, the Voting Agreement, and the terms of each of them.
     9.6 Shareholder Approval. Holders of a majority of each outstanding series of capital stock of the Company shall have approved the conversion of such shares into Company Common Stock prior to the Merger.
     9.7 Hart-Scott-Rodino. All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the Merger Sub, EZCORP and the Company shall have received all authorizations, consents, and approvals of governments and governmental agencies.

     9.8 Registration Statement and Related Matters. The Registration Statement shall have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn, the EZCORP Shares shall have been approved for listing on the NASDAQ Global Select Market, and EZCORP shall have provided to the Company a certificate, signed by a duly authorized officer of EZCORP, to the effect that the foregoing conditions set forth in this Section 9.8 have been satisfied. The parties understand and agree that the Registration Statement will not be filed with the SEC until after all conditions precedent to the Company’s obligation to close have been satisfied, except for the payment of the purchase price under Section 9.4 and the conditions contained in this Section 9.8. The parties intend that no conditions of Closing will be within the control of the Company nor any of the shareholders who receive EZCORP Shares at the time that the Registration Statement is filed.
10 Non-Solicitation; Termination.
     10.1 Non-Solicitation. Prior to the Effective Date, (a) the Company shall not knowingly permit any of its officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to solicit or encourage, directly or indirectly, any inquiries, any proposal or offer with respect to any Acquisition Transaction (defined below) (any such proposal being referred to in the Agreement as an “Acquisition Proposal”) or engage in any negotiations concerning an Acquisition Proposal; and (b) it will immediately cease and cause to be terminated any existing negotiations with any parties with respect to any of the foregoing; provided, that nothing contained in the agreement shall prevent the Company or its board of directors from (A) complying with Rule 14e-2 promulgated by the SEC with regard to an Acquisition Proposal; or (B) providing information to or engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide Acquisition Proposal that involves an Acquisition Transaction that the Company’s board of directors in good faith determines, after consultation with its legal counsel and financial advisors, represents a superior transaction for the shareholders of the Company when compared to the Merger, if and only to the extent that the Company’s board of directors reasonably determines, after consultation with, and taking into account the advice of, outside legal counsel, that the failure to do so would be inconsistent with its fiduciary obligations. The Company will promptly notify EZCORP if any such information is requested from it or any such negotiations or discussions are sought to be initiated with the Company and will promptly communicate to EZCORP the terms of any proposal or inquiry and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction. In this Agreement, “Acquisition Transaction” means any tender offer or exchange offer, any merger, consolidation, liquidation, dissolution, recapitalization, reorganization or other business combination, any acquisition, sale or other disposition of all or a substantial portion of the assets or the Company or any similar transaction involving the Company, its securities or any significant subsidiary as defined under Rule 405 promulgated by the SEC.
     10.2 Termination. This Agreement may, by written notice given prior to or at Closing, be terminated:

     (a) By either the Merger Sub, EZCORP or the Company if a material breach of any provision of this Agreement has been committed by the other party and such breach has not been waived or cured (if such breach is capable of being cured within 15 days after the breaching party’s receipt of written notice thereof;
     (b) (1) by the Merger Sub or EZCORP if any of the conditions in Section 8 have not been satisfied as of the Closing Date, or if, prior to that time, satisfaction of a condition is or becomes impossible (unless the failure to satisfy the condition results primarily from the Merger Sub or EZCORP itself breaching any representation, warranty, or covenant contained in this Agreement) and Merger Sub or EZCORP has not waived such condition on or before the Closing Date; or (2) by the Company if any of the conditions in Section 9 have not been satisfied as of the Closing Date, or if, prior to that time, satisfaction of a condition is or becomes impossible (unless the failure to satisfy the condition results primarily from the Company breaching any representation, warranty, or covenant contained in this Agreement) and the Company has not waived such condition on or before the Closing Date;
     (c) By EZCORP if the Company receives from the holders of more than 10% of its issued and outstanding shares of capital stock valid and enforceable notices of their intent to demand payment for their shares pursuant to FBCA Section 1321;
     (d) by mutual consent of the Merger Sub, EZCORP and the Company;
     (e) by any of the Merger Sub, EZCORP or the Company if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before December 31, 2008; and
     (f) by the Company if the Company or any of its subsidiaries (or the Company’s board of directors) shall have approved, recommended, authorized, proposed, or publicly announced its intention to enter into an Acquisition Transaction (other than the Merger); provided, however, that the right to terminate the Agreement pursuant to subsection (f) shall not be available to the Company if, at such time, it is in material breach of any representation, warranty, covenant or agreement set forth in the Agreement.
     10.3 Termination Fee. The Company will pay to EZCORP a fee of Five Million Dollars ($5,000,000.00) (the “Termination Fee”) in immediately available funds, if:
     (a) the Agreement is terminated by the Company under Section 10.2(f) or pursuant to any other Acquisition Event (defined below);
     (b) the Agreement is not approved by the shareholders of the Company at the Shareholders’ Meeting;
     (c) the Agreement is not recommended for approval to the shareholders of the Company by the board of directors of the Company;

     (d) the Agreement is terminated by EZCORP or the Merger Sub pursuant to Section 10.2(a) after a material breach of any provision of this Agreement by the Company; or
     (e) the Agreement is terminated by EZCORP or the Merger Sub pursuant to Section 10.2(b)(1).
The Termination Fee will be payable at the time of termination if such fee becomes payable pursuant to subsections (b), (c), (d) or (e) above, or on the second business day following the occurrence of the Acquisition Event if such fee becomes payable under subsection (a) above. In this Agreement, “Acquisition Event” shall mean the termination of this Agreement by the Company pursuant to any (i) Acquisition Transaction or (ii) series of transactions that results in any person, entity or group other than EZCORP or the Merger Sub acquiring more than 50% of the outstanding Company Common Stock.
11 Indemnification.
     11.1 Survival of Representations. All covenants and obligations in this Agreement and the Disclosure Schedule shall survive the Closing for a period of one year. The right to indemnification, payment of damages or any other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of damages, or other remedy based on such representations, warranties, covenants, and obligations.
     11.2 Indemnification.
     (a) The Company will indemnify and hold harmless the Merger Sub and EZCORP for, and will pay to the Merger Sub and EZCORP the amount of, any loss liability, claim, damage, expense or deficiency including, but not limited to, reasonable attorneys’ fees and other costs and expenses from or in connection with:
     (1) Any material breach of any representation or warranty made by the Company in this Agreement, the Disclosure Schedule and any other certificate or document delivered by the Company pursuant to this Agreement; or
     (2) Any material breach by the Company of any covenant or obligation of the Company in this Agreement.
     (b) The Merger Sub and EZCORP will indemnify and hold harmless the Company for, and will pay to the Company the amount of, any loss, liability, claim, damage, expense or deficiency including, but not limited to, reasonable attorneys’ fees and other costs and expenses from or in connection with:

     (1) Any material breach of any representation or warranty made by the Merger Sub or EZCORP in this Agreement and any other certificate or document delivered by Merger Sub or EZCORP pursuant to the Agreement; or
     (2) Any material breach by the Merger Sub or EZCORP of any covenant or obligation of the Merger Sub or EZCORP in this Agreement.

12 Miscellaneous.
     12.1 Further Assurances. Each party hereto from time to time hereafter, and upon request, shall execute, acknowledge and deliver such other instruments as reasonably may be required to more effectively carry out the terms and conditions of this Agreement.
     12.2 Payment of A-2 Dividend. The parties acknowledge and understand that this Agreement contemplates payment of the accrued unpaid dividend on the Company’s A-2 shares in cash at the time of conversion of said shares to common, as provided in the Amended and Restated Articles of Incorporation of the Company.
     12.3 Benefit and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, successors, assignees, and beneficiaries in interest. The Merger Sub may assign this Agreement only to affiliates that are 100% owned by EZCORP, Inc., EZPAWN Florida, Inc., or another 100% owned subsidiary of EZCORP, Inc.
     12.4 Governing Law. This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Florida (regardless of its conflict of laws principles), and without reference to any rules of construction regarding the party responsible for the drafting hereof.
     12.5 Expenses. Except as otherwise herein provided, all expenses and costs incurred in connection with this Agreement or the transactions herein provided for shall be paid by the party incurring such expenses and costs.
     12.6 Notices. All notices, demands, and communications provided for herein or made hereunder shall be given in writing and shall be deemed given to a party at the earlier of (a) when actually delivered to such party; (b) when facsimile transmitted to such party to the facsimile number indicated for such party below (or to such other facsimile number for a party as such party may have substituted by notice pursuant to this Section); or (c) when mailed to such party by registered or certified U.S. Mail (return receipt requested) or sent by overnight courier, confirmed by receipt, and addressed to such party at the address designated below for such party (or to such other address for such party as such party may have substituted by notice pursuant to this Section):

If to the Merger Sub:	Value Merger Sub, Inc.
Attention: Connie Kondik, General Counsel
1901 Capital Parkway
Austin, Texas 78746
Fax: (512) 314-3463

If to EZCORP:	EZCORP, Inc.
Attention: Connie Kondik, General Counsel
1901 Capital Parkway
Austin, Texas 78746
Fax: (512) 314-3463

With a copy to:	Lee Polson, Esq.
Strasburger & Price, LLP
600 Congress Avenue, Suite 1600
Austin, Texas 78701
Fax: (512) 536-5719

If to the Company:	Value Financial Services, Inc.
1063 Maitland Center Commons Blvd.
Suite 200
Orlando, Florida 32751
Fax: (407) 339-6608
With a copy to:	Jeffery Bahnsen, Esq.
Greenberg Traurig, P.A.
5100 Town Center Circle, Suite 400
Boca Raton, FL 33486
Fax: (561) 367-6250
     12.7 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, provided that all such counterparts, in the aggregate, shall contain the signatures of all parties hereto.
     12.8 Headings. All Section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provision of this Agreement.
     12.9 Amendment, Modification and Waiver. This Agreement may not be modified, amended or supplemented except by mutual written agreement of the Merger Sub and the Company. Both the Merger Sub and the Company may waive in writing any term or condition contained in this Agreement and intended to be for its benefit; provided, however, that no waiver by either party, whether by conduct or otherwise, in any one or more instances, shall be deemed or construed as a further or continuing waiver of any such term or condition.
     12.10 Entire Agreement. This Agreement, any Exhibit attached hereto, and the Disclosure Schedule represent the entire agreement of the parties with respect to the subject matter hereof and supersede and replace any prior understandings and agreements with respect to the subject matter hereof and no provision or document of any kind shall be included in or form a part of such agreement unless signed and delivered to the other party by the party to be charged.
     12.11 Third Party Beneficiaries. No third parties are intended to benefit from this Agreement, and no third party beneficiary rights shall be implied from anything contained in this Agreement.
[signatures on following page]

     IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement to be executed as of the date and year first above written.
EZCORP, Inc.

By:	Daniel N. Tonnisen Daniel N. Tonissen, Senior Vice President
and Chief Financial Officer
Value Merger Sub, Inc.

By:	Daniel N. Tonnisen Daniel N. Tonissen, Senior Vice President
Value Financial Services, Inc.

By:	John Thedford John Thedford, President and
Chief Executive Officer

EXHIBIT B
ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
VALUE FINANCIAL SERVICES, INC.

ARTICLES OF AMENDMENT
TO
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
VALUE FINANCIAL SERVICES, INC.
Pursuant to the provisions of Florida Business Corporations Act, the undersigned corporation adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation:
1.	The name of the corporation is Value Financial Services, Inc. (the “Company”).

2.	The Amended and Restated Articles of Incorporation were filed on September 10, 2001, and assigned document number P94000032172.

3.	The Amendment to the Amended and Restated Articles of Incorporation set forth below was adopted by the holders of the Company’s Series A-1 Participating Stock, Series A-2 Participating Stock and Series B Participating Stock (the “Participating Stockholders”) and the number of votes cast by each class of the Participating Stockholders approving the Amendment was sufficient for approval of the Amendment.

4.	The Company’s Amended and Restated Articles of Incorporation are hereby amended as follows:
     Section 4(g) of ARTICLE 4 — CAPITAL STOCK, relating to THE DESIGNATIONS, RELATIVE POWERS, PREFERENCES AND RIGHTS, AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS AND OTHER MATTERS RELATING TO SERIES A-1 PARTICIPATING STOCK is deleted in its entirety and replaced with the following:
“(g) Mandatory Conversion. The Corporation may at any time require the conversion of all of the outstanding shares of Series A-1 Stock if: (i) the Corporation is at such time effecting a Public Offering; or (ii) at any time the holders of a majority of the then outstanding shares of Series A-1 Stock elect to convert their shares of Series A-1 Stock into Common Stock. Any such mandatory conversion shall only be effected at the time of and subject to: (1) as to conversion under subsection (i) above, the closing of the sale of such shares pursuant to such Public Offering; or (2) as to a conversion under subsection (ii) above, upon notice by a majority of the holders of the then outstanding shares of Series A-1 Stock.”
     Section 5(g) of ARTICLE 4 — CAPITAL STOCK, relating to THE DESIGNATIONS, RELATIVE POWERS, PREFERENCES AND RIGHTS, AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS AND OTHER MATTERS RELATING TO SERIES A-2 PARTICIPATING STOCK is deleted in its entirety and replaced with the following:

“(g) Mandatory Conversion. The Corporation may at any time require the conversion of all of the outstanding shares of Series A-2 Stock if: (i) the Corporation is at such time effecting a Public Offering; or (ii) at any time the holders of a majority of the then outstanding shares of Series A-2 Stock elect to convert their shares of Series A-2 Stock into Common Stock. Any such mandatory conversion shall only be effected at the time of and subject to: (1) as to conversion under subsection (i) above, the closing of the sale of such shares pursuant to such Public Offering; or (2) as to a conversion under subsection (ii) above, upon notice by a majority of the holders of the then outstanding shares of Series A-2 Stock.”
     Section 4(g) of ARTICLE 4 — CAPITAL STOCK, relating to THE DESIGNATIONS, RELATIVE POWERS, PREFERENCES AND RIGHTS, AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS AND OTHER MATTERS RELATING TO SERIES B PARTICIPATING STOCK is deleted in its entirety and replaced with the following:
“(g) Mandatory Conversion. The Corporation may at any time require the conversion of all of the outstanding shares of Series B Stock if: (i) the Corporation is at such time effecting a Public Offering; or (ii) at any time the holders of a majority of the then outstanding shares of Series B Stock elect to convert their shares of Series B Stock into Common Stock. Any such mandatory conversion shall only be effected at the time of and subject to: (1) as to conversion under subsection (i) above, the closing of the sale of such shares pursuant to such Public Offering; or (2) as to a conversion under subsection (ii) above, upon notice by a majority of the holders of the then outstanding shares of Series B Stock.”
IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to Amended and Restated Articles of Incorporation in his capacity as a President of the Company, as of this ___ day of                     , 2008.

John D. Thedford, President

3

EXHIBIT C
FAIRNESS OPINION
OF
STEPHENS, INC.

STEPHENS, INC.
September 12, 2008
Board of Directors
Value Financial Services, Inc.
1063 Maitland Center Commons Blvd.
Suite 200
Maitland, FL 32751
Members of the Board:
     We have acted as financial advisor to Value Financial Services, Inc. (the “Company”) in connection with the proposed acquisition by EZCORP, Inc. (“EZCORP”) of the outstanding shares of Common Stock (as defined below) of the Company in a transaction (the “Transaction”) pursuant to the proposed Merger Agreement received by Stephens Inc. in draft form on September 11, 2008 (the “Agreement”) between EZCORP, Value Merger Sub, Inc. and the Company. The Transaction contemplates EZCORP purchasing each share of common stock of the Company that would be outstanding following the exercise of all outstanding options for common stock of the Company and the conversion to common stock of all of the Company’s outstanding Series A-1, Series A-2 and Series B Participating Preferred Stock (the “Common Stock”). Pursuant to Schedule 1 in the Agreement, seventeen (17) shareholders will exchange each share of their Common Stock at a value of $11.00 per share for 0.75 shares of EZCORP Class A Non-Voting Common Stock (the “Stock Consideration”). Each remaining shareholder will receive $11.00 per share in cash for each share of Common Stock (the “Cash Consideration”, and together with the Stock Consideration, the “Consideration”).
     In addition, we have been asked to provide our opinion to the Board of Directors of the Company as to whether the Consideration to be paid in the Transaction is fair from a financial point of view to the shareholders of the Company, including the disinterested shareholders of the Company. For purposes of this opinion, the term “disinterested shareholders” means holders of the Common Stock other than directors, officers and employees of the Company.
     In connection with our services to the Company and its Board of Directors we have, among other things:
i.	assisted the Company in exploring and discussing potential alternative transactions with potential investors or purchasers;

ii.	reviewed and analyzed the Company’s historical financial statements provided by Company management;

iii.	reviewed and analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning the Company prepared by management of the Company;

iv.	reviewed and analyzed certain filings made with the Securities and Exchange Commission by EZCORP, including, but not limited to certain Annual Reports on Form 10-K and certain Quarterly Reports on Form 10-Q for EZCORP;

v.	reviewed and analyzed certain research analyst estimates of the future performance of EZCORP;

vi.	compared the financial performance of the Company and EZCORP with that of certain comparable publicly-traded companies and their securities;

vii.	reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

viii.	reviewed the Agreement and related documents;

ix.	reviewed and analyzed other financial information concerning the respective businesses and operations of the Company and EZCORP furnished to Stephens by the Company and EZCORP;

x.	discussed with management of the Company and EZCORP the operations of, and future business prospects for, the Company and EZCORP;

xi.	assisted in the deliberations of the Company regarding the material terms of the Transaction and in the Company’s negotiations with EZCORP; and

xii.	performed such other analyses and provided such other services as we have deemed necessary or appropriate.
     We have relied on the accuracy and completeness of the information and financial data provided to us or discussed with us, and our opinion is based upon such information. We have not independently verified such information or financial data. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of EZCORP or for providing any certification of value. With respect to forecasts and other pro forma information regarding the future financial performance or future financial situation of the Company prepared by or discussed with management of the Company, we have assumed that they have been reasonably prepared and reflect management’s best currently available estimates and judgments of the future financial performance or future financial situation of the Company. With respect to forecasts and other pro forma information regarding the future financial performance or future financial situation of EZCORP reviewed by us or discussed with management of the Company, we have assumed that they have been reasonably

6

prepared and reflect the best currently available estimates and judgments of the future financial performance or future financial situation of EZCORP. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.
     In rendering our opinion, we have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without any waiver or modification that would be material to our analysis. We have further assumed that the necessary regulatory or other consents will be secured without the imposition of any restrictions, amendments or modifications to the Transaction that would be material to our analysis. In addition, we have assumed that the representations and warranties contained in the Agreement and all agreements related thereto are true and complete. With your permission, for purposes of this opinion we have also assumed that the closing stock price of EZCORP Class A Non-Voting Common Stock on the NASDAQ Global Select Stock Market on the day immediately prior to closing of the Transaction will completely and accurately reflect the value of EZCORP Class A Non-Voting Common Stock as of the time of closing of the Transaction, and that the value of the per-share consideration to be received by shareholders receiving EZCORP Class A Non-Voting Common Stock as consideration for their shares of the Company is at least the same as the value of the per-share consideration to be received by shareholders receiving only cash as the consideration for their shares of the Company.
     You have advised us of the provisions of the Company’s charter and of the various contractual obligations that govern the manner in which the proceeds are to be divided among and distributed to the Company’s shareholders. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the manner in which the proceeds are expected to be distributed among the Company’s shareholders. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other shareholders of the Company. We have not been asked to evaluate, and have not evaluated, the solvency or fair value of the Company or of EZCORP under any state or federal laws relating to bankruptcy, insolvency or similar matters.
     As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. Our fairness committee has approved our opinion as to the fairness of the Transaction. We have acted as financial adviser to the Company in connection with the Transaction and received a fee (and reimbursement of our expenses) for our services. In addition, the Company has agreed to indemnify us against certain liabilities that could arise out of our engagement, including certain liabilities that could arise from providing this opinion letter. We have also been asked to assist certain shareholders receiving EZCORP Class A Non-Voting Common Stock as a part of the consideration for their shares of the Company, following the closing of the Transaction, with selling some or all of such

7

EZCORP Class A Non-Voting Common Stock. We will receive a fee for such services and indemnity against certain liabilities that could arise out of our providing such services.
     We are a full service securities firm engaged, either directly or through our affiliates, in securities trading, investment management, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, we may provide such services to EZCORP and its affiliates, may actively trade the equity securities (or related derivatives securities) of EZCORP for our own account and for the accounts of our customers and may at any time hold long and short positions of such securities. We regularly prepare and publish research reports about EZCORP and its Class A Non-Voting Common Stock, and we make a market in EZCORP Class A Non-Voting Common Stock.
     Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the Consideration to be received by the disinterested shareholders of the Company in the Transaction is fair to them from a financial point of view.
     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Transaction, nor are we expressing any opinion as to the prices at which the shares of EZCORP Class A Non-Voting Common Stock will trade at any time. This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Company, or any other person or entity, other than the Board of Directors of the Company. Neither this opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this opinion, a summary discussion of our underlying analyses and our role as your financial advisor may be included in communications to the Company’s shareholders, provided that we approve of the form and content of such disclosures prior to publication.

Very truly yours, STEPHENS INC.

8

EXHIBIT D
SELECTED PROVISIONS
OF THE
FLORIDA BUSINESS CORPORATION ACT

SHAREHOLDER’S APPRAISAL RIGHTS
607.1301  Appraisal rights; definitions.—The following definitions apply to ss. 607.1302-607.1333:
(1)  “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.
(2)  “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.
(3)  “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.
(4)  “Fair value” means the value of the corporation’s shares determined:
(a)  Immediately before the effectuation of the corporate action to which the shareholder objects.
(b)  Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.
(c)  For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.
(5)  “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.
(6)  “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.
(7)  “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.
(8)  “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.
(9)  “shareholder” means both a record shareholder and a beneficial shareholder.

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607.1302  Right of shareholders to appraisal.—
(1)  A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:
(a)  Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;
(b)  Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;
(c)  Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;
(d)  An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;
(e)  Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or
(f)  With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:
1.  Altering or abolishing any preemptive rights attached to any of his or her shares;
2.  Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;
3.  Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;
4.  Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of

2

his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;
5.  Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;
6.  Reducing the stated dividend preference of any of the shareholder’s preferred shares; or
7.  Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.
(2)  Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:
(a)  Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:
1.  Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or
2.  Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.
(b)  The applicability of paragraph (a) shall be determined as of:
1.  The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or
2.  If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.
(c)  Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.
(d)  Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:
1.  Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:
a.  Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20

3

percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or
b.  Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or
2.  Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:
a.  Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;
b.  Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or
c.  In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.
(e)  For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.
(3)  Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any

4

corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.
(4)  A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:
(a)  Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’’ resolution authorizing the corporate action; or
(b)  Was procured as a result of fraud or material misrepresentation.
607.1303  Assertion of rights by nominees and beneficial owners.—
(1)  A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.
(2)  A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:
(a)  Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.
(b)  Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.
607.1320  Notice of appraisal rights.—
(1)  If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.
(2)  In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.
(3)  If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at

5

the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.
607.1321  Notice of intent to demand payment.—
(1)  If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:
(a)  Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.
(b)  Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.
(2)  A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.
607.1322  Appraisal notice and form.—
(1)  If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.
(2)  The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:
(a)  Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:
1.  The shareholder’s name and address.
2.  The number, classes, and series of shares as to which the shareholder asserts appraisal rights.
3.  That the shareholder did not vote for the transaction.
4.  Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.
5.  If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.
(b)  State:
1.  Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

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2.  A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.
3.  The corporation’s estimate of the fair value of the shares.
4.  An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.
5.  That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.
6.  The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.
(c)  Be accompanied by:
1.  Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.
2.  A copy of ss. 607.1301-607.1333.
607.1323  Perfection of rights; right to withdraw.—
(1)  A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).
(2)  A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.
(3)  A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.
607.1324  shareholder’s acceptance of corporation’s offer.—
(1)  If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the

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corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.
(2)  Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.
607.1326  Procedure if shareholder is dissatisfied with offer.—
(1)  A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.
(2)  A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.
607.1330  Court action.—
(1)  If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.
(2)  The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.
(3)  All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.
(4)  The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

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(5)  Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.
(6)  The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.
607.1331  Court costs and counsel fees.—
(1)  The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.
(2)  The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(a)  Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or
(b)  Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.
(3)  If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.
(4)  To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.
607.1332  Disposition of acquired shares.—Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.
607.1333  Limitation on corporate payment.—
(1)  No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

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(a)  Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or
(b)  Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.
(2)  The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

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EXHIBIT E
VOTING AGREEMENT

VOTING AGREEMENT
     This Voting Agreement (the “Voting Agreement”) is entered as of September ___, 2008, by and between the undersigned shareholders (the “Shareholders”) of Value Financial Services, Inc., a Florida corporation (the “Company”), Value Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and EZCORP, Inc., a Delaware corporation (“EZCORP”).
Recitals
     A. Concurrently with the execution and delivery of this Voting Agreement, the Company, Merger Sub and EZCORP have entered into a Merger Agreement (the “Merger Agreement”) providing for the merger of the Merger Sub with and into the Company (the “Merger”), and which requires that a majority of each series of capital stock of the Company shall approve the conversion into common stock of all shares of capital stock other than the Company’s common stock, including the conversion into common stock of the Company’s Series A-1 Participating, Series A-2 Participating and Series B Participating Preferred stock, all in accordance with the requirements of the Florida Business Corporation Act, the Company’s Amended and Restated Articles of Incorporation and the Company’s Bylaws.
     B. As an inducement and a condition to EZCORP’s entering into the Merger Agreement, pursuant to which each shareholder will receive the Merger Consideration provided in the Merger Agreement in exchange for each share of the Company’s common stock owned by such Shareholder, the Shareholders have entered into this Voting Agreement.
     C. Each Shareholder owns (either beneficially or of record), and/or has the authority to vote (either through record or beneficial ownership or by valid proxy the number of shares (the “Shares”) of capital stock of the Company set forth opposite such Shareholder’s name on Schedule A hereto.
     Now therefore, the parties agree as follows:
1 Agreement with Respect to Shares. Each Shareholder agrees to vote all Shares and any other shares of capital stock of the Company which Shareholder, directly or indirectly, controls at a special meeting or any other meeting of shareholders of the Company, however called, and in any action by consent of the shareholders of the Company (a) in favor of the Merger and (b) in favor of the conversion of all Series A-1 Participating, Series A-2 Participating and Series B Participating Preferred stock into common stock of the Company.
2 Covenants. Each Shareholder agrees with respect to himself and the Shares owned by the Shareholder that:
     2.1 He shall not, except consistent with the terms of this Voting Agreement, (i) transfer (which term shall include, without limitation, for the purposes of this Voting Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein, (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby, or (iv) grant any proxies or powers of attorney with respect to any of the Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to such Shares. Notwithstanding the foregoing, Shareholder may transfer his Shares if such transferee becomes a party to and bound by all of the terms of this Voting Agreement.
     2.2 He will not enter into any transaction, take any action, or directly or indirectly cause any event to occur that would result in any of the representations or warranties of 2 Shareholder herein contained not being true and correct at and as of the time immediately after the occurrence of such transaction, action or event.
3 Representations and Warranties. Each Shareholder represents and warrants with respect to himself and the Shares owned by the Shareholder that:
     3.1 He is the record or beneficial owner of the number of Shares set forth on Schedule A opposite his name and, except for the Shares, he is not the record or beneficial owner of any shares of capital stock of the Company.
     3.2 This Voting Agreement has been duly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms. Shareholder has all necessary power and authority to execute and deliver this Voting Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. Neither the execution and delivery of this Voting Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject which would materially impair the ability of Shareholder to perform hereunder. Consummation by Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Shareholder or the Shares.
     3.3 The Shares owned by Shareholder and the certificates representing such Shares are now and at all times during the term hereof will be held by Shareholder or by a nominee or custodian for its benefit, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.
4 Specific Performance. Each party hereto severally acknowledges that it will be impossible to measure in money the damage to the other party if the party hereto fails to comply with any of the obligations imposed by this Voting Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto severally agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for such failure an will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law. Each party hereto severally agrees that he will not seek and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party’s seeking or obtaining such equitable relief.
5 Termination. This Voting Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the consummation of the Merger, (b) December 31, 2008, or (c) the date of termination of the Merger Agreement in connection with the terms thereof.
6 Miscellaneous.
     6.1 The headings contained in this Voting Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Voting Agreement.
     6.2 This Voting Agreement constitutes the entire agreement relating to the subject matter covered herein, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
     6.3 Neither this Voting Agreement nor any of the rights, interests or obligations under this Voting Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except that this Voting Agreement shall be binding upon Shareholder and its successors and assigns and except as provided in Section 14.1.
     6.4 The construction and performance of this Voting Agreement will be governed by the laws of the State of Florida, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
     6.5 If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.
     6.6 No amendment, modification or waiver in respect of this Voting Agreement shall be effective against any party unless is shall be in writing and signed by such party.
     6.7 This Voting Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
          IN WITNESS WHEREOF, the parties have executed this Voting Agreement to become effective as of the day and year first above written.
{Signatures Appear on Following Page}

EZCORP, Inc.

/s/ Daniel N. Tonissen

By:	Daniel N. Tonissen
Title:	Senior Vice President

Value Merger Sub, Inc.

/s/ Daniel N. Tonissen

By:	Daniel N. Tonnisen
Title:	Senior Vice President

Shareholders

/s/ John Thedford

John Thedford

/s/ Charles Slatery

Charles Slatery

/s/ Kevin Hyneman

Kevin Hyneman

Voting Agreement — Schedule A

	Outstanding Shares
					Option	Fully-
					Holdings	Diluted
Investor	Series A-1	Series A-2	Series B	Total	(Common)	Total
Charles Slatery	896,200	25,000	72,200	993,400	12,500	1,005,900
John Thedford	546,005		46,793	592,798	137,614	730,412
Kevin Hyneman	312,052	101,010	108,981	522,043	154,073	676,116

EXHIBIT F
PROXY BALLOT

PRELIMINARY COPY
VALUE FINANCIAL SERVICES, INC.
PROXY FOR SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 8, 2008
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
     The undersigned shareholder of Value Financial Services, Inc. (the “Corporation”) hereby constitutes and appoints John Thedford, as attorney and proxy, with the power to appoint a substitute, and hereby authorizes him to represent and vote, as designated below, all of the votes which the undersigned is entitled to cast at the Special Meeting of Shareholders of the Corporation to be held on August 8, 2008, or at any and all adjournments or postponements thereof, with respect to the matters set forth below and described in the Notice of Special Meeting of Shareholders and the Proxy Statement dated July 29, 2008.

Proposal 1:	To consider and act upon a proposal to approve: (1) the Articles of Amendment (the “Amendment”) to the Amended and Restated Articles of Incorporation of the Corporation (the “Articles”) to amend the effective time of a mandatory conversion of Series A-1 Participating Stock, Series A-2 Participating Stock and Series B Participating Stock (collectively, the “Preferred Stock”) to occur upon approval of such mandatory conversion with no requirement of prior written notice subject to approval of the Merger; and (2) the conversion (the “Conversion”) of all Preferred Stock into common stock subject to approval of the Merger (defined below) (simultaneously upon consummation of the Conversion, all accrued and unpaid dividends due to the holders of the Series A-2 Participating Stock will be paid in full).

☐ FOR AMENDMENT AND CONVERSION

☐ AGAINST AMENDMENT AND CONVERSION

☐ ABSTAIN

Proposal 2:	To approve and ratify the Merger Agreement (the “Merger Agreement”) by and among the Corporation, Value Merger Sub, Inc., a Florida corporation (“Merger Sub”) and EZCORP, Inc., a Delaware Corporation (“EZ”), dated as of June 5, 2008 (and the Merger as defined below)), pursuant to which, Merger Sub, a wholly-owned subsidiary of EZ, would merge with and into the Corporation (the “Merger”), and whereby certain of the Corporation’s shareholders would receive a cash payment of $11.00 per share of Corporation common stock held by them (the “Cash Consideration”) and certain of the Corporation’s shareholders would receive a combination of the Cash Consideration and Class A Non-voting shares of EZ (the “EZ Shares” and collectively with the Cash Consideration, the “Merger Consideration”).

☐ FOR APPROVAL

☐ AGAINST APPROVAL

☐ ABSTAIN

Proposal 3:	To transact any other business that may properly come before the Special Meeting.

☐ FOR APPROVAL

☐ AGAINST APPROVAL

☐ ABSTAIN
     This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder(s). IF NO INDICATION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS ABOVE AND THE PROXY HOLDER WILL VOTE ON ANY MATTER UNDER PROPOSAL NO. 3 IN HIS DISCRETION AND IN HIS BEST JUDGMENT.
     Please date and sign below exactly as your name appears on your stock certificate. When shares are held by joint tenants, both should sign. When signing as corporate officer, partner, attorney, executor, administrator, trustee or guardian, please specify your full title as such.

Signature

Dated: ___, 2008

Name

Signature, if held jointly

Dated: ___, 2008

Name, if held jointly

PART II — INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS
Other Expenses of Issuance and Distribution
     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, all of which will be paid by EZCORP:

Item	Amount (1)
SEC registration fee	$3,188
Legal fees and expenses	100,000
Exchange agent fee	25,000
Miscellaneous expenses	25,000

Total:	$153,188

(1)	All items other than SEC registration fee are estimates.
Indemnification of Directors and Officers
     EZCORP’s Restated Certificate of Incorporation provides that no director will be personally liable to EZCORP or any of its shareholders for monetary damages arising from the director’s breach of a fiduciary duty as a director, with certain limited exceptions.
     Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in the defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
     The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication unless the court, in its discretion, believes that in the light of all the circumstances indemnification should apply.
     To the extent any of the persons referred to in the two immediately preceding paragraphs is successful in the defense of the actions referred to therein, such person is entitled, pursuant to Section 145, to indemnification as described above.
     EZCORP’s Restated Certificate of Incorporation and Amended and Restated Bylaws specifically provide for indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

Exhibits and Financial Statements
See the Exhibit Index which is incorporated herein by reference.
Undertakings
The undersigned registrant hereby undertakes:
     (a) to file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:
          (1) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933.
          (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set for the in the “Calculation of Registration Fee” table in the effective registration statement.
          (3) to include any additional material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1), (a)(2) and (a)(3) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by EZCORP pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.
          (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	If the registrant is relying on Rule 430B:
     (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

     (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     (b) that, for the purpose of determining any liability under the Securities Act of 1933, EZCORP will treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of the securities at that time to be the initial bona fide offering thereof.
     (c) to remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.
     (d) for the purposes of determining any liability under the Securities Act of 1933, each filing of EZCORP’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of EZCORP pursuant to the foregoing provisions of this registration statement, or otherwise, EZCORP has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by EZCORP of expenses incurred or paid by a director, officer or controlling person of EZCORP in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, EZCORP will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
     Additionally, the undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     Additionally, the undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, EZCORP, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on November 13, 2008.

EZCORP, INC.
/s/ Joseph L. Rotunda
Joseph L. Rotunda
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities and on the dates indicated.

Date: November 13, 2008	/s/ Sterling B. Brinkley*
Sterling B. Brinkley, Chairman of the Board and

Director

Date: November 13, 2008	/s/ Joseph L. Rotunda
Joseph L. Rotunda, Chief Executive Officer, President
(Principal Executive Officer) and Director

Date: November 13, 2008	/s/ Dan N. Tonissen
Dan N. Tonissen, Senior Vice President, Chief
Financial Officer, Assistant Secretary (Principal Financial and Accounting Officer) and Director

Date: November 13, 2008	/s/ Thomas C. Roberts*
Thomas C. Roberts, Director

Date: November 13, 2008	/s/ Gary Matzner*
Gary Matzner, Director

Date: November 13, 2008	/s/ Richard M. Edwards*
Richard M. Edwards, Director

Date: November 13, 2008	/s/ Richard D. Sage*
Richard D. Sage, Director

Date: November 13, 2008	/s/ William C. Love
William C. Love, Director

*	By: Joseph L. Rotunda, Attorney-In-Fact

EXHIBIT INDEX

Exhibit	Description

2.1*	Merger Agreement dated September 16, 2008, by and between EZCORP, Inc., a Delaware corporation, Value Merger Sub, Inc., a Florida corporation, and Value Financial Services, Inc., a Florida corporation, incorporated in Exhibit A to the proxy statement/prospectus.

3.1	Conformed Amended Certificate of Incorporation of EZCORP, Inc., incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-4 filed September 26,2008 (File No. 333-153703).

3.2	Bylaws of EZCORP, incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 effective August 23, 1991 (File No. 33-41317).

3.3	Amendment to the Bylaws, incorporated by reference to Exhibit 3.3 to EZCORP’s Quarterly Report on Form 10-W for the quarter ended June 30, 1994 (File No. 000-19424).

3.4	Amendment to the Certificate of Incorporation of EZCORP, incorporated by to Exhibit 3.4 to EZCORP’s Annual Report on Form 10-K for the year ended September 30, 1994 (File No. 000-19424).

3.5	Amendment to the Certificate of Incorporation of EZCORP, incorporated by reference to Exhibit 3.5 to EZCORP’s Annual Report on Form 10-K for the year ended September 30, 1997 (File No. 000-19424).

3.6	Amendment to the Certificate of Incorporation of EZCORP, incorporated by reference to Exhibit 3.6 to EZCORP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 000-19424).

4.1	The description of EZCORP’s Common Stock and Common Stock Rights as set forth in EZCORP’s Form 8-A Registration Statement filed with the Commission on July 24, 1991, including any amendment or report filed for the purpose of updating such description.

4.2	Specimen of Class A Non-voting Common Stock certificate of the Company, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 effective August 23, 1991 (File No. 33-41317).

5.1#	Opinion of Strasburger & Price, L.L.P., as to the validity of the shares being offered.

8.1*	Opinion of Strasburger & Price, L.L.P., as to tax matters.

10.1+	Form of Fifth Amended and Restated Credit Agreement among EZCORP, Inc., Wells Fargo Bank, N.A., and other financial institutions, dated June 27, 2008 (to become effective and be dated upon completion of the Merger with Value Financial Services, Inc.)

Exhibit	Description

10.2*	Voting Agreement between EZCORP, Merger Sub, and the selling shareholders listed in Section 9 of this registration statement, dated September16, 2008, incorporated in Exhibit E to the proxy statement/prospectus.

10.3#	Form of Exchange Agreement between EZCORP, Merger Sub, VFS and American Stock Transfer and Trust Company, dated October ___, 2008.

22.1	Subsidiaries of the Registrant, incorporated by reference to Exhibit 22.1 of the Registration Statement on Form S-4 filed September 26, 2008 (File No. 333-153703).

23.1*	Consent of BDO Seidman, LLP.

23.2*	Consent of McGladrey & Pullen, LLP.

23.3*	Consent of Tedder, James, Worden, & Associates, P.A.

23.4#	Consent of Strasburger & Price, L.L.P., contained in Exhibit 5.1.

24.1	Power of Attorney, incorporated by reference to the Registration Statement on Form S-4 filed September 26, 2008 (File No. 333-153703).

99.1*	Form of Proxy Ballot, incorporated in Exhibit F to the proxy statement/prospectus.

99.2#	Election Form and Guide

99.3*	Articles of Amendment to the Amended and Restated Articles of Incorporation of VFS, incorporated in Exhibit B to the proxy statement/prospectus.

*	Filed with this Form S-4.

+	To be filed by Amendment.

#	Previously filed.